As filed with the Securities and Exchange Commission on September 8, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Art Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	04-3141918
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

Art Technology Group, Inc.

25 First Street, Second Floor
Cambridge, Massachusetts 02141
(617) 386-1000
(Address and telephone number of registrant’s principal executive offices)

Robert D. Burke

President and Chief Executive Officer
Art Technology Group, Inc.
25 First Street, Second Floor
Cambridge, Massachusetts 02141
(617) 386-1000
(Name, address and telephone number of agent for service)

Copies to:

John D. Patterson, Jr. Robert W. Sweet, Jr. FOLEY HOAG LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210 (617) 832-1000	Gary J. Kocher Christopher H. Cunningham PRESTON GATES & ELLIS LLP 925 Fourth Avenue Suite 2900 Seattle, Washington 98104 (206) 623-7580

     Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(2)	Per Share(3)	Price(3)	Registration Fee

Common stock, $0.01 par value(1)	42,019,264	$1.12	$47,061,576	$5,963

(1)	Each share includes one right to purchase shares of ATG’s series A junior participating preferred stock pursuant to the terms of ATG’s rights agreement dated September 26, 2001.

(2)	Computed based on the maximum number of shares of ATG common stock that may be issued to shareholders of Primus Knowledge Solutions, Inc. pursuant to the merger described herein, assuming the exercise of all options and warrants to purchase common stock of Primus outstanding as of September 1, 2004, and based on the highest exchange ratio possible under the terms of the merger agreement.

(3)	Computed pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act based on the average of the high and low per share prices of Primus common stock on the Nasdaq SmallCap Market on September 1, 2004.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion dated September 7, 2004.

The information in this prospectus is not complete and may be changed without notice. ATG may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities, and ATG is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

JOINT PROXY STATEMENT/ PROSPECTUS

     We are pleased to inform you that the boards of directors of Art Technology Group, Inc. and Primus Knowledge Solutions, Inc. have agreed upon a merger combining ATG and Primus. Under the terms of the merger agreement, which was signed on August 10, 2004, Autobahn Acquisition, Inc., a wholly owned subsidiary of ATG, will merge with and into Primus, and Primus will become a wholly owned subsidiary of ATG. ATG will be the surviving publicly traded company.

     We are extremely excited about this merger, which will create one of the largest online commerce and service software companies. The rapidly growing market for online commerce and online self- and assisted service software applications is fragmented, with many small enterprise software vendors offering point solutions that provide only a subset of the functionality that we believe is desired by customers. Our customers want a single application suite that integrates the full range of customer-facing applications, including commerce, marketing and service, across web, email and call center channels. Our customers want to buy from a company that has the breadth of technology and the critical mass to deliver and support a more complete solution and to compete more effectively. We believe this combination will create just such a company.

     In the merger, Primus shareholders will receive 1.4169 shares of ATG common stock in exchange for each share of Primus common stock they hold. This exchange ratio will be subject to adjustment, based on the amount of Primus’ adjusted working capital, as defined in the merger agreement, on October     , 2004. In no event will the exchange ratio be less than 1.2976. For a more complete description of the manner in which the exchange ratio will be determined, see the section entitled “The Merger Agreement — Exchange ratio and working capital adjustment” beginning on page 71.

     ATG’s common stock is traded on the Nasdaq National Market under the symbol “ARTG” and Primus’ common stock is traded on the Nasdaq SmallCap Market under the symbol “PKSI.” On September     , 2004, the last sale price of the ATG common stock was $          per share and the last sale price of the Primus common stock was $          per share.

     Completion of the merger is subject to the approval of the shareholders of both companies. A special meeting of Primus shareholders has been scheduled to vote on the merger and a special meeting of ATG stockholders has been scheduled to approve issuing the shares of ATG common stock to be delivered to Primus shareholders in connection with the merger. Each of these special meetings will take place on October     , 2004.

     After careful consideration (i) the board of directors of Primus unanimously recommends that its shareholders vote FOR the adoption of the merger agreement and approval of the merger, and FOR all other proposals contained in the Primus notice of meeting; and (ii) the board of directors of ATG unanimously recommends that its stockholders vote FOR the issuance of shares of ATG common stock in connection with the merger, and FOR all other proposals in the ATG notice of meeting.

     A copy of the merger agreement is included as Annex A to this joint proxy statement/ prospectus. You should carefully read this entire joint proxy statement/ prospectus, including the annexes.

     Your vote is very important. Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card or vote by telephone or by using the internet, following the instructions included with your proxy card.

     For a more complete description of the merger and the risk factors you should consider in connection with your vote, see “Risk Factors” beginning on page 18 and “The Proposed Merger” beginning on page 39.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/ prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This joint proxy statement/ prospectus is dated September     , 2004 and is first being mailed to stockholders of ATG and shareholders of Primus on or about September     , 2004.

Sincerely,	Sincerely,

Robert D. Burke	Michael A. Brochu
President and Chief Executive Officer of Art Technology Group, Inc.	President and Chief Executive Officer of Primus Knowledge Solutions, Inc.

ART TECHNOLOGY GROUP, INC.

25 First Street
Cambridge, Massachusetts 02141

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on October       , 2004

NOTICE IS HEREBY GIVEN THAT a special meeting of stockholders of Art Technology Group, Inc., a Delaware corporation, will be held on October      , 2004 at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts 02210, commencing at 10:00 a.m., local time, to consider and vote upon:

1. A proposal to approve the issuance by ATG of shares of its common stock pursuant to the merger and the other transactions contemplated by the agreement and plan of merger dated as of August 10, 2004, by and among ATG, Autobahn Acquisition, Inc. and Primus Knowledge Solutions, Inc.;

2. A proposal to grant ATG’s management discretionary authority to adjourn or postpone the special meeting to a date or dates not later than November , 2004, if necessary to enable ATG’s board of directors to solicit additional proxies in favor of the proposal to approve the issuance of ATG common stock to be delivered in connection with the merger and the other transactions contemplated by the merger agreement; and

3. Such other business as shall properly be presented at the special meeting or any adjournment thereof.

      ATG will conduct no other business at the special meeting, except business that may be properly brought before the special meeting and that is within the purpose of the special meeting described above.

      ATG’s board of directors has fixed the close of business on September      , 2004 as the record date for the determination of the stockholders of ATG entitled to receive notice of the special meeting and to vote at the meeting or any adjournment of the meeting. Only stockholders of record at the close of business on that date are entitled to receive notice of the special meeting and to vote at the meeting and any adjournment of the meeting. ATG will make a list of the stockholders entitled to vote at the special meeting or any adjournment of the meeting available for inspection at its offices. Whether or not you plan to attend the special meeting, please promptly complete and return the enclosed proxy card in the reply envelope or vote by telephone or by using the internet, following the instructions included with your proxy card.

By Order of the Board of Directors

Paul G. Shorthose
Chairman of the Board of Directors

Dated: September      , 2004

Cambridge, Massachusetts

PRIMUS KNOWLEDGE SOLUTIONS, INC.

1601 Fifth Avenue, Suite 1900
Seattle, Washington 98101

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on October       , 2004

To the Shareholders of Primus Knowledge Solutions:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Primus Knowledge Solutions, Inc. will be held on October     , 2004, at 10:00 a.m., local time, at the offices of Preston Gates & Ellis LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 10, 2004, among Art Technology Group, Inc., a Delaware corporation, Autobahn Acquisition, Inc., a Washington corporation and a wholly owned first-tier subsidiary of Art Technology Group, and Primus Knowledge Solutions, Inc., a Washington corporation, and the merger described therein. This proposal is more fully described in the attached joint proxy statement/ prospectus, which you should read carefully; and

2. To consider and vote upon a proposal to grant Primus’ management discretionary authority to adjourn or postpone the special meeting to a date or dates not later than November , 2004, if necessary to enable Primus’ board of directors to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement; and

3. To transact any other business that properly comes before the special meeting or any adjournment thereof.

     The independent members of Primus’ board of directors have determined that the merger agreement is advisable and in the best interests of Primus and its shareholders. The board of directors has adopted the merger agreement and unanimously recommends that you vote for approval of the merger agreement and the merger.

     Primus will conduct no other business at the Primus shareholders’ special meeting, except business that may be properly brought before the special meeting and that is within the purpose of the special meeting described above.

     All Primus shareholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, Primus urges you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope, or follow the instructions for voting by telephone or over the internet. You may revoke your proxy in the manner described in the accompanying joint proxy statement/ prospectus at any time before it is voted at the special meeting. If you fail to return a properly executed proxy card or to vote at the special meeting, the effect will be a vote against the proposal to adopt the merger agreement and the merger.

     Primus cannot complete the merger unless the holders of at least a majority of the shares of Primus common stock outstanding on the record date vote to approve the merger agreement. Holders of Primus common stock are entitled to assert dissenters’ rights with respect to the merger.

     Only holders of record of Primus common stock at the close of business on September     , 2004, the record date, are entitled to vote at the special meeting or any adjournment or postponement of the meeting.

By Order of the Board of Directors
of Primus Knowledge Solutions, Inc.

David M. Williamson
Executive Vice President,
General Counsel and Secretary

Seattle, Washington

September     , 2004

i

ANNEXES

Page

Annex A	Agreement and Plan of Merger dated as of August 10, 2004 by and among Art Technology Group, Inc., Autobahn Acquisition, Inc. and Primus Knowledge Solutions, Inc.	A-i
Annex B	Form of Voting Agreement dated as of August 10, 2004, by and between Art Technology Group, Inc. and each of certain individual stockholders of Primus Knowledge Solutions, Inc.	B-1
Annex C	Opinion of SG Cowen & Co., LLC to the board of directors of Art Technology Group, Inc., dated August 10, 2004	C-1
Annex D	Opinion of Broadview International to the board of directors of Primus Knowledge Solutions, Inc., dated August 10, 2004	D-1
Annex E	Chapter 23B.13 of the Washington Business Corporation Act	E-1

REFERENCE TO ADDITIONAL INFORMATION

      This joint proxy statement/ prospectus incorporates by reference important business and financial information about ATG from documents that are not included in or delivered with this joint proxy statement/ prospectus. You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting ATG’s Secretary, Edward Terino, at Art Technology Group, Inc., 25 First Street, Second Floor, Cambridge, Massachusetts 02141, telephone (617) 386-1000.

      For a more detailed description of the information incorporated by reference into this joint proxy statement/ prospectus and how you may obtain it, see “Documents Incorporated by Reference” on page 129.

TRADEMARK MATTERS

      ATG, Art Technology Group and the ATG logo are registered trademarks of Art Technology Group, Inc., and Scenario Personalization is its service mark. Primus, Primus Knowledge Solutions, Primus Answer Engine, Primus eServer, Primus eSupport, Primus eServer iView and the Primus logo are registered trademarks or service marks of Primus Knowledge Solutions, Inc. All other product names, service marks, and trademarks mentioned herein are trademarks of their respective owners.

SUMMARY OF THE JOINT PROXY STATEMENT/ PROSPECTUS

      This joint proxy statement/ prospectus pertains to, among other matters, the merger of a wholly-owned subsidiary of ATG with and into Primus, and it is being sent to the holders of ATG common stock and the holders of Primus common stock. This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. To understand the merger fully, and for more complete descriptions of the terms of the merger, you should read carefully this entire joint proxy statement/ prospectus, the annexes to this joint proxy statement/ prospectus and the documents that we incorporate by reference. In particular, you should read the merger agreement and its exhibits, which are attached as Annex A, the voting agreement, which is attached as Annex B, the opinion of SG Cowen & Co., LLC, which is attached as Annex C and the opinion of Broadview International, which is attached hereto as Annex D.

The companies

Art Technology Group, Inc. 25 First Street Cambridge, MA 02141 (617) 386-1000	Primus Knowledge Solutions, Inc. 1601 Fifth Avenue, Suite 1900 Seattle, WA 98101 (206) 834-8100

ATG delivers innovative software to help high-end consumer-facing companies create a richer, more adaptive interactive experience for their customers and partners online and via other channels. ATG has delivered category-leading e-business solutions to many of the world’s best-known brands including Best Buy, Kingfisher, Neiman Marcus, Target, Fidelity Investments, Friends Provident, Merrill Lynch, Wells Fargo, A&E Networks, Warner Music, AT&T Wireless, France Telecom, Philips, Procter & Gamble, Hewlett-Packard, American Airlines, InterContinental Hotels Group, US Army, and US Federal Aviation Administration.

ATG is headquartered in Cambridge, Massachusetts, with additional locations throughout North America and Europe. ATG was incorporated in Delaware in October 1997 and has acquired several other businesses since its inception. Its common stock is listed on the Nasdaq National Market under the symbol ARTG. Its website can be accessed at http://www.atg.com. The information on ATG’s website is not incorporated by reference in this joint proxy statement/ prospectus.	Primus provides software solutions that enable companies to deliver a superior customer experience via contact centers, information technology help desks, and web (intranet and internet) self-service and electronic communication channels. Primus provides application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. Primus also offers electronic communication solutions, such as web self-service, email management, chat, and wireless communications. In addition to software applications, Primus offers professional services to assist customers with software implementation, integration, hosting, training and support. See the section entitled “Primus Business,” beginning on page 89, for additional information about Primus.

Headquartered in the Seattle, Washington with over 150 employees, Primus has offices throughout the United States and in the United Kingdom. Primus was incorporated in Washington State in 1986. Its common stock is listed on the Nasdaq SmallCap Market under the symbol PKSI. Its website can be accessed at http://www.primus.com. The information on Primus’ website is not incorporated by reference in this joint proxy statement/ prospectus.

Questions and answers about the merger

      The following questions and answers are intended to address briefly some commonly asked questions regarding the merger. These questions and answers may not address all the questions that may be important to you. Please refer to the more detailed information contained elsewhere in this joint proxy statement/ prospectus including the merger agreement and the annexes and other documents attached to this joint proxy statement/ prospectus and the other documents referenced in it.

We are proposing a merger of ATG and Primus

Q:	What is the proposed merger? (see the section entitled “The Proposed Merger” beginning on page 39)

A:	In the proposed merger, Primus will merge with a wholly-owned subsidiary of ATG. Primus will survive the merger as a wholly-owned subsidiary of ATG. The merger agreement is attached to this joint proxy statement/ prospectus as Annex A. You are encouraged to read it carefully.

Q:	Why are the companies proposing a merger? (see pages 44 and 54)

A:	Our customers want a single application suite that integrates the full range of customer-facing applications, including commerce, marketing and service, across web, email and call center channels. Our customers also want to buy from a company that has the breadth of technology and the critical mass to deliver and support a more complete solution and to compete more effectively. ATG brings to the combination a highly rated e-commerce platform with advanced scenario personalization technology and strong e-marketing capabilities, while Primus brings highly rated call center support, email response management and web self-service technologies. We believe that by combining the technology, research and development resources, customer relationships and sales and marketing capabilities of the two companies we will create a stronger and more competitive company, with the breadth and scale that the market demands.

Q:	Does the board of directors of ATG recommend voting in favor of the issuance of ATG common stock in connection with the merger and the other proposals contained in the ATG notice of meeting? (see page 35)

A:	Yes. After careful consideration, ATG’s board of directors unanimously recommends that its stockholders vote FOR the issuance of shares of ATG common stock in connection with the merger and FOR all of the other proposals contained in the ATG notice of meeting.

Q:	Does the board of directors of Primus recommend voting in favor of the merger agreement and the merger and the other proposals contained in the Primus notice of meeting? (see page 36)

A:	Yes. After careful consideration, Primus’ board of directors unanimously recommends that its shareholders vote FOR the adoption of the merger agreement and the approval of the proposed merger and FOR all of the other proposals contained in the Primus notice of meeting.

Q:	What will I receive in the merger? (see page 39)

A:	Following the merger:

•	Primus shareholders will receive, in exchange for each of their Primus shares 1.4169 shares of common stock of ATG. This exchange ratio is subject to adjustment, depending on the amount of Primus’ adjusted working capital on October , 2004, but in no event will it be below 1.2976.

•	Primus shareholders will not receive fractional shares in the merger, but instead will receive cash, rounded to the nearest whole cent, in an amount equal to the fraction multiplied by the average closing price of one share of ATG common stock on the Nasdaq National Market for the fifteen trading days before the closing of the merger.

Q:	What specific proposals are Primus shareholders being asked to consider? (see pages 39 and 85)

A:	Primus shareholders are being asked to approve:

•	the adoption of the merger agreement and the merger; and

•	the grant to Primus’ management of discretionary authority to adjourn the special meeting to a date or dates not later than November , 2004, if necessary to enable Primus’ management to solicit additional proxies in favor of the merger proposal.

Q:	What specific proposals are ATG stockholders being asked to consider? (see pages 39 and 85)

A:	ATG stockholders are being asked to approve:

•	the issuance by ATG of shares of its common stock pursuant to the merger and the other transactions contemplated by the merger agreement; and

•	the grant to ATG’s management of discretionary authority to adjourn the special meeting to a date or dates not later than November , 2004, if necessary to enable ATG’s board of directors to solicit additional proxies in favor of the proposal to approve the issuance of ATG common stock to be delivered in connection with the merger and the other transactions contemplated by the merger agreement.

Q:	What will happen to outstanding Primus stock options and warrants? (see page 72)

A:	Each option and warrant to purchase Primus common stock outstanding immediately before the completion of the merger will be accelerated and become fully vested, and will be treated as follows:

•	for Primus options and warrants having an exercise price per share of Primus common stock equal to or greater than $1.33, Primus will give the holders of such options or warrants the opportunity to exercise the option or warrant in whole or in part on or before the second business day immediately before the closing of the merger, contingent upon the closing of the merger; and

•	for Primus options and warrants having an exercise price per share of Primus common stock less than $1.33, each such option and warrant not exercised prior to the effective time of the merger will be assumed by ATG and will be converted into an option or warrant to purchase shares of ATG common stock, upon the same terms and conditions that were applicable to the option or warrant immediately prior to the effective time of the merger, except that the number of shares of ATG common stock purchasable upon exercise of the option or warrant, and the exercise price, will be adjusted to reflect the final exchange ratio.

Q:	What will happen to rights under the Primus employee stock purchase plan? (see page 73)

A:	If an offering period under Primus’ 1999 employee stock purchase plan would otherwise be in progress on the date the merger is expected to close, Primus will abbreviate the offering period and set a new exercise date so that the offering period will end on the day before the closing of the merger. Each participant will have the opportunity to withdraw from the plan and be paid his or her accumulated withholdings under the plan, or to have the accumulated withholdings applied to the purchase of shares of Primus common stock on the new exercise date. Primus will notify the participants of the plan of this change before the new exercise date.

Q:	When do you expect the merger to be completed? (see page 65)

A:	ATG and Primus are working toward completing the merger as quickly as possible. We hope to complete the merger during the fourth calendar quarter of 2004, promptly following the approval of the merger by the ATG stockholders and Primus shareholders. However, the merger is subject to several conditions that could affect the timing of its completion.

Q:	Are there risks involved in undertaking the merger? (see page 18)

A:	Yes. In evaluating the merger, you should carefully consider the factors discussed in the section of the joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 18.

Q:	What are the conditions to completion of the merger? (see page 80)

A:	ATG’s and Primus’ respective obligations to complete the merger are subject to the satisfaction or waiver of certain specified closing conditions. If either ATG or Primus waives any of these conditions, each company will consider the facts and circumstances at that time and make a determination whether a resolicitation of proxies from its respective stockholders or shareholders is appropriate.

Q:	Is the merger subject to governmental approvals? (see page 68)

A:	This merger is not currently subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, at any time before or after the merger, and notwithstanding that the waiting period is not applicable or that the merger may have been consummated, the U.S. Federal Trade Commission, the U.S. Department of Justice or any state could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

The completion of the merger is also subject to the effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part and compliance with the applicable corporate laws of the State of Washington.

Q:	What shareholder approvals are required for approval of the merger and the related proposals? (see pages 35 and 36)

A:	ATG stockholders:

Assuming a quorum is present, approval of the issuance of the ATG common stock pursuant to the merger and the adjournment proposal will require the affirmative vote of the holders of a majority of the shares of ATG common stock present in person or represented by proxy at the special meeting and entitled to vote. Abstentions and broker non-votes will not count as votes cast on these proposals and, accordingly, will not affect the outcome of the votes on these proposals.

Directors and executive officers of ATG collectively beneficially owned approximately % of the outstanding ATG common stock entitled to vote as of the record date.

Primus shareholders:

Assuming a quorum is present, approval of the merger agreement and the merger will require the affirmative vote of a majority of the shares of Primus common stock issued and outstanding on the record date for the special meeting. Abstentions and broker non-votes will have the same effect as votes cast against the proposal to adopt the merger agreement and the merger.

Assuming a quorum is present, approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the shares of Primus common stock present in person or represented by proxy at the special meeting and entitled to vote. Abstentions and broker non-votes will not count as votes cast on this proposal and, accordingly, will not affect the outcome of the votes on this proposal.

The directors and executive officers of Primus, who collectively beneficially own approximately % of the outstanding Primus common stock entitled to vote as of the record date, have agreed to vote in favor of the merger and related proposals, pursuant to the terms of the voting agreements described in this joint proxy statement/ prospectus.

Q:	Are there any ATG stockholders or Primus shareholders already committed to voting in favor of the merger, the share issuance and the other proposals described in this joint proxy statement/ prospectus? (see page 83)

A:	Yes. Primus shareholders who collectively hold approximately 14.6% of the outstanding shares of Primus common stock outstanding entered into voting agreements with ATG requiring them to vote all of their beneficially owned shares in favor of adoption of the merger agreement and approval of the merger and prohibiting them from selling any of their shares until termination of the voting agreement.

Q:	Who will be the directors and executive officers of ATG following the merger?

A:	The merger will not result in a change in the executive officers of ATG. However, immediately following the effective time of the merger, ATG’s board of directors will expand from seven to nine. Daniel C. Regis, currently a director of Primus, will become a class II director of ATG and Michael A. Brochu, currently the president, chief executive officer and chairman of the board of Primus, will become a class III director of ATG.

Q:	Do persons involved in the merger have interests which may conflict with mine? (see page 64)

A:	Yes. When considering the recommendations of Primus’ board of directors, Primus shareholders should be aware that certain Primus directors and officers have interests in the merger that are different from, or are in addition to, yours. These interests include, among other things, indemnification rights, acceleration of option vesting and other benefits and payments under some agreements and employee benefit and retention plans. For more information on these interests, see the sections entitled “The Proposed Merger — Interests of certain persons in the merger” on page 64 and “Security Ownership by Principal Shareholders, Management and Directors of Primus” beginning on page 119.

Q:	Did ATG’s and Primus’ financial advisors render fairness opinions in connection with the merger? (see pages 47 and 56)

A:	Yes.

•	ATG’s board of directors considered the opinion, dated as of August 10, 2004, of its financial advisor, SG Cowen & Co., LLC, to the effect that, as of such date, the exchange ratio is fair to ATG from a financial point of view.

•	Primus’ board of directors considered the opinion, dated as of August 10, 2004, of its financial advisor, Broadview International, to the effect that, as of such date, the exchange ratio is fair to Primus’ shareholders from a financial point of view.

•	The full text of the written opinions of the financial advisors are attached to the back of this document as Annex C and Annex D, and should be read carefully in their entirety to understand the assumptions made, matters considered and limitations on the review undertaken in providing the opinions.

•	The opinion of SG Cowen is addressed to the ATG board and the opinion of Broadview is addressed to the Primus board. The opinions are provided to the respective addressees for their information and assistance in connection with their consideration of the transactions contemplated by the merger agreement. These opinions do not address the prices at which ATG’s shares of common stock will trade at any time and do not constitute a recommendation to any shareholder as to how to vote with respect to any matter relating to the proposed merger.

Steps for you to take

Q: What do I need to do now? (see pages 33 and 37)

A:	After carefully reading and considering the information contained in this joint proxy statement/ prospectus, please complete, date, sign and mail your proxy card in the enclosed return envelope or vote by telephone or by using the internet, following the instructions included with your proxy card, as soon as possible so that your shares will be represented at your respective special meeting.

If a Primus shareholder does not include instructions on how to vote a properly signed proxy card or proxy properly submitted electronically, such holder’s common stock will be voted FOR approval of matters related to the merger, the adjournment proposal and in the discretion of management any other matters to be voted upon at the meeting.

If an ATG stockholder does not include instructions on how to vote a properly signed proxy card or proxy properly submitted electronically, such holder’s common stock will be voted FOR approval of the issuance of ATG common stock, the adjournment proposal and in the discretion of management any other matters to be voted upon at the meeting.

Your vote is important regardless of the number of shares that you own.

Q:	When and where will the vote take place? (see pages 33 and 36)

A:	Special Meeting of ATG stockholders. The ATG special meeting will be held on October , 2004 at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts 02210, commencing at 10:00 a.m., local time.

Special meeting of Primus shareholders. The Primus special meeting will be held on October , 2004 at the offices of Preston Gates & Ellis LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104, commencing at 10:00 a.m., local time.

Q:	Should I send in my Primus stock certificates now? (see page 73)

A:	No. After the merger is completed, EquiServe Trust Company, N.A., ATG’s transfer agent, will send you written instructions for exchanging your Primus stock certificates for shares of ATG common stock.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me? (see pages 34 and 37)

A:	Your broker will vote your shares only if you provide your broker with instructions on how to vote your shares by following the information provided to you by your broker.

Q:	What do I do if I want to change my vote? (see pages 34 and 37)

A:	You can change your vote at any time before your proxy is voted at your meeting. There are four ways for you to do this:

1. Send written notice to the secretary of ATG or Primus (as appropriate) that you wish to revoke your proxy;

2. Send a completed proxy to ATG or Primus, as applicable, bearing a date later than your original proxy prior to the vote at your meeting;

3. Log on to the internet or call the telephone number on the proxy card for ATG or Primus (as appropriate) in the same manner utilized to submit the proxy electronically and change your vote; or

4. Attend the ATG stockholder or Primus shareholder meeting and vote in person.

Q:	What happens if a Primus shareholder does not vote? (see page 37)

A:	If you are a Primus shareholder and you fail to submit a proxy or vote at the special meeting, your shares will not be counted as present for purposes of determining the presence or absence of a quorum and will have the same effect as a vote AGAINST adoption of the merger agreement and approval of the merger but will have no effect on the adjournment proposal.

•	If you sign and return your proxy or submit your proxy electronically and do not indicate how you want to vote, your proxy will be counted as present for purposes of determining the presence of a quorum and will be voted FOR adoption of the merger agreement and approval of the merger and FOR approval of the adjournment proposal and in the discretion of management any other matters to be voted upon at the meeting.

•	If you submit a proxy and affirmatively elect to ABSTAIN from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum for the special meeting but will not be voted at the special meeting. Consequently, your abstention will have the same effect as a vote AGAINST adoption of the merger agreement and approval of the merger but will have no effect on the adjournment proposal.

•	If you do not instruct your broker how to vote, your broker non-vote will be counted as present for the purpose of determining the presence of a quorum for the special meeting but will not be voted at the special meeting. Consequently, you broker non-vote will have the same effect as a vote AGAINST adoption of the merger agreement and approval of the merger but will have no effect on the adjournment proposal.

Q:	What happens if an ATG stockholder does not vote? (see page 33)

A:	If you are a ATG stockholder and you fail to submit a proxy or vote at the special meeting, your shares will not be counted as present for purposes of determining the presence or absence of a quorum and will have no effect on the outcome of the proposal to issue the ATG common stock in connection with the merger or the adjournment proposal.

•	If you sign and return your proxy or submit your proxy electronically and do not indicate how you want to vote, your proxy will be counted as present for the purpose of determining the presence of a quorum and will be voted FOR approval of the issuance of ATG common stock, the adjournment proposal and in the discretion of management any other matters to be voted upon at the meeting.

•	If you submit a proxy and affirmatively elect to ABSTAIN from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your abstention will have no effect on the outcome of the proposal to issue the ATG common stock in connection with the merger or the adjournment proposal.

•	If you do not instruct your broker how to vote, your broker non-vote will be counted as present for purposes of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your broker non-vote will have no effect on the outcome of the proposal to issue the ATG common stock in connection with the merger or the adjournment proposal.

Q:	Am I entitled to dissenters’ or appraisal rights in connection with the merger? (see pages 35 and 38)

A:	Holders of ATG common stock are not entitled to appraisal or dissenters’ rights in connection with the merger or other proposals described in this joint proxy statement/ prospectus. Under Washington law, Primus shareholders have the right to dissent from the merger and to receive payment for the fair value of their shares of Primus common stock, by following the procedures required under Washington law.

Shares of Primus common stock for which dissenters’ appraisal rights are validly exercised will not receive ATG common stock and cash in lieu of fractional shares, if any. Instead, holders of these dissenting shares will receive the cash payment that they are entitled to receive as a result of the appraisal process under the Washington Business Corporation Act. See the section entitled “The Proposed Merger — Rights of dissenting Primus shareholders” on page 68.

Other matters to consider

Q: How do the market prices of ATG and Primus common stock compare? (see page 15)

A:	Shares of ATG common stock are listed on the Nasdaq National Market and shares of Primus common stock are listed on the Nasdaq SmallCap Market. ATG’s trading symbol is “ARTG,” and Primus’ trading symbol is “PKSI.” On August 10, 2004, the last full trading day prior to the public announcement of the proposed merger, the last reported sale prices were:

•	$0.90 per share of ATG common stock; and

•	$0.96 per share of Primus common stock.

ATG and Primus believe that the Primus common stock presently trades on the basis of the value of the ATG common stock, as affected by the expected exchange ratio, discounted primarily for the uncertainties associated with the merger, including the final exchange ratio. On September , 2004, the last reported sale prices were:

•	$ per share of ATG common stock; and

•	$ per share of Primus common stock.

      ATG and Primus urge you to obtain current market quotations.

Q:	What are the United States federal income tax consequences of the merger? (see pages 66 – 67)

A:	On the basis of a legal opinion from its tax counsel, Primus anticipates that the acquisition of Primus by ATG through the merger described in this joint proxy statement/ prospectus will constitute a tax-free reorganization for United States federal income tax purposes. The consummation of the merger is conditioned on the receipt by Primus of an opinion from its legal counsel, dated as of the effective time of the merger, to that effect. If Primus does not receive a legal opinion from its counsel, the condition may be satisfied by receiving a legal opinion from ATG’s counsel. If neither counsel can issue the legal opinion, Primus and ATG will revise this joint proxy statement/ prospectus and Primus will resolicit the vote of the Primus shareholders to approve the merger. Assuming the transaction qualifies as a tax-free reorganization, Primus shareholders who exchange their Primus common stock for ATG common stock in the transaction generally will not recognize gain or loss for United States federal income tax purposes, except for gain or loss recognized because of cash received instead of fractional shares. For a general discussion of the tax consequences of the transaction, see the section entitled “The Proposed Merger — Material United States federal income tax consequences of the merger” beginning on page 66. The tax consequences to you will depend on the facts and circumstances of your own situation. Please consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	How will the merger be accounted for? (see page 66)

A:	ATG will account for the merger in its financial statements prepared in accordance with GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations. The assets acquired and liabilities assumed from Primus will be recorded at their fair values as of the date of the merger. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Primus will be included in ATG’s results of operations from the date of the closing of the merger.

Q:	Does the merger agreement permit termination of the merger? (see page 82)

A:	Yes. The merger agreement may be terminated prior to the effectiveness of the merger under some circumstances. For example, the merger agreement may be terminated by ATG if the adjusted working capital of Primus on October , 2004 is a working capital deficiency greater than $(5.5 million).

Q:	Could payment of a termination fee be required in connection with the merger? (see page 82)

A:	Yes. If the merger agreement is terminated following certain specified occurrences, Primus may be required to pay to ATG a termination fee of $1,000,000.

Q:	May Primus negotiate with other parties? (see page 77)

A:	No. Primus agreed, subject to limited exceptions, not to initiate or engage in discussions with another party concerning a business combination with a party other than ATG while the merger is pending.

Q:	Are there restrictions on the ability to sell shares of ATG common stock received as a result of the merger?

A:	All shares of ATG common stock that Primus shareholders receive in connection with the merger will be freely transferable unless the holder is considered an “affiliate” of either ATG or Primus for purposes of the Securities Act of 1933, as amended. Shares of ATG common stock held by affiliates may be sold only pursuant to an effective registration statement covering the resale of the shares or an exemption under the Securities Act.

Q:	Where can I find more information?

A:	ATG has filed with the SEC a registration statement on Form S-4 to register the distribution to Primus shareholders of the shares of ATG common stock to be issued pursuant to the merger. The registration statement and the exhibits and schedules attached to it contain additional relevant information about ATG and its common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this joint proxy statement/ prospectus.

In addition both ATG and Primus file reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934. These filings are available on the SEC’s website at http://www.sec.gov. You may also read and copy this information at these offices of the SEC:

Public Reference Office Room 1200 450 Fifth Street, N.W. Washington, DC 20549	Northeast Regional Office The Woolworth Building 233 Broadway New York, NY 10279 (646) 428-1500	Pacific Regional Office 5670 Wilshire Boulevard Suite 1100 Los Angeles, CA 90036-3648 (323) 965-3998

You may obtain information about the operation of the SEC’s public reference rooms by calling the SEC at 1-800-SEC-0330.

Q:	Whom should I call with questions?

A:	If you have additional questions about the merger or about the solicitation of your proxy, you should contact:

ATG stockholders:	Primus shareholders:
MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 (212) 929-5500 (call collect) Email: proxy@mackenziepartners.com or Call toll free (800) 322-2885	The Altman Group, Inc. 1275 Valley Brook Avenue Lyndhurst, New Jersey 07071 Email: primusinfo@altmangroup.com or Call toll free (800) 762-8393

Selected historical and unaudited consolidated financial information

      ATG and Primus are providing the following consolidated financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes included or incorporated into this joint proxy statement/ prospectus by reference from the annual reports and other information that ATG has filed with the SEC.

      ATG derived the following historical information from its consolidated financial statements as of December 31, 2002 and 2003 and for each of the years then ended, which have been audited by Ernst & Young LLP, independent registered public accounting firm, its consolidated financial statements as of December 31, 1999, 2000 and 2001, which have been audited by Arthur Andersen LLP, independent accountants, and from its unaudited consolidated financial statements as of and for the six months ended June 30, 2003 and 2004. Primus derived the following historical information from its consolidated financial statements as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years then ended, which have been audited by KPMG LLP, independent registered public accounting firm, and from its unaudited consolidated financial statements as of and for the six months ended June 30, 2003 and 2004.

      In the opinion of management of ATG and Primus, the unaudited financial statements of ATG and Primus, respectively, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of their respective financial positions and results of operations for these periods. Operating results for the six months ended June 30, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004 or any other period.

Selected historical consolidated financial data of ATG

						Six months ended
	Year ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statement of operations data:
Revenues	$32,077	$164,442	$140,338	$101,493	$72,492	$40,731	$31,142
Costs of revenues	18,630	39,647	53,808	38,023	21,926	11,975	10,640

Gross profit	13,447	124,795	86,530	63,470	50,566	28,756	20,502
Operating expenses	28,476	115,909	223,651	95,260	48,164	26,311	26,521

Income (loss) from operations	(15,029)	8,886	(137,121)	(31,790)	2,402	2,445	(6,019)
Interest and other income, net	1,897	8,979	4,967	2,300	1,521	851	17

Net income (loss) before (benefit) provision for income taxes	(13,132)	17,865	(132,154)	(29,490)	3,923	3,296	(6,002)
(Benefit) provision for income taxes	—	3,378	23,851	—	(255)	—	32

Income (loss)	(13,132)	14,487	(156,005)	(29,490)	4,178	3,296	(6,034)
Accretion of dividends, discounts and offering costs on preferred stock	(4,395)	—	—	—	—	—	—

Net income (loss) available for common stockholders	$(17,527)	$14,487	$(156,005)	$(29,490)	$4,178	$3,296	$(6,034)

Net income (loss) per share:
Basic	$(0.45)	$0.22	$(2.27)	$(0.42)	$0.06	$0.05	$(0.08)

Diluted	$(0.45)	$0.20	$(2.27)	$(0.42)	$0.06	$0.05	$(0.08)

Weighted average common shares outstanding:
Basic	38,777	66,932	68,603	69,921	71,798	71,228	73,289

Diluted	38,777	73,138	68,603	69,921	73,768	72,324	73,289

	December 31,

	1999	2000	2001	2002	2003	June 30, 2004

	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and short-term marketable securities	$129,848	$126,473	$63,550	$68,558	$42,353	$25,365
Working capital	117,727	122,422	37,993	39,993	21,046	8,234
Restricted cash	—	—	16,757	—	—	—
Long-term marketable securities	19,394	17,734	—	—	—	7,390
Total assets	177,735	259,515	137,488	104,835	67,360	$53,602
Long-term obligations, less current maturities	4,000	2,000	—	—	—	—
Total stockholders’ equity	$146,385	$191,973	$42,909	$16,023	$20,937	$15,791

Selected historical consolidated financial data of Primus

						Six months ended
	Year ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statement of operations data:
Revenues	$27,318	$47,669	$27,550	$20,942	$25,051	$9,205	$11,829
Costs of revenues	7,725	10,892	8,107	5,025	5,404	2,535	3,899
Sales and marketing	19,180	27,653	19,812	11,519	10,434	5,125	5,207
Research and development	10,177	14,669	12,636	7,856	7,788	3,690	4,487
General and administrative	6,657	9,401	6,551	4,367	4,452	1,675	2,766
Amortization of goodwill	—	—	550	—	—	—	—
Restructuring charges	—	—	2,530	1,227	—	—	461
Merger related costs	1,520	505	—	—	—	—	—

Loss from operations	(17,941)	(15,451)	(22,636)	(9,052)	(3,027)	(3,820)	(4,991)
Other income (expense), net	1,093	2,655	1,232	202	170	67	(24)

Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(16,848)	(12,796)	(21,404)	(8,850)	(2,857)	(3,753)	(5,015)
Income tax expense (benefit)	267	217	417	111	70	(81)	(66)

Loss before extraordinary item and cumulative effect of change in accounting principle	(17,115)	(13,013)	(21,821)	(8,961)	(2,927)	(3,834)	(5,081)
Extraordinary gain on disposal of assets	—	—	566	—	—	—	—

Loss before cumulative effect of change in accounting principle	(17,115)	(13,013)	(21,255)	(8,961)	(2,927)	(3,834)	(5,081)
Cumulative effect of change in accounting principle	—	—	—	(2,281)	—	—	—
Net loss	$(17,115)	$(13,013)	$(21,255)	$(11,242)	$(2,927)	$(3,834)	$(5,081)

Net loss available to common shareholders	$(18,234)	$(13,056)	$(21,255)	$(11,242)	$(2,927)	$(3,834)	$(5,081)

Basic and diluted net loss per common share:
Loss before extraordinary item	$(1.81)	$(0.74)	$(1.18)	$(0.47)	$(0.15)	$(0.20)	$(0.22)
Extraordinary gain on disposal of assets	—	—	0.03	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	(0.12)	—	—	—

	$(1.81)	$(0.74)	$(1.15)	$(0.59)	$(0.15)	$(0.20)	$(0.22)

Shares used in computing basic and diluted net loss per common share	10,081	17,706	18,552	18,983	19,379	19,054	23,611

	December 31,

	1999	2000	2001	2002	2003	June 30, 2004

	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$54,657	$39,959	$18,499	$12,958	$12,154	$8,335
Working capital	44,538	34,398	14,288	7,604	2,980	(152)
Total assets	67,406	56,938	33,294	21,260	35,663	28,199
Total current liabilities	19,591	17,091	11,263	10,402	15,650	12,044
Long-term debt, net of current portion	60	—	—	—	—	—
Redeemable convertible preferred stock	9,054	—	—	—	—	—
Shareholders’ equity	$38,701	$39,847	$22,031	$10,858	$20,013	$16,155

Summary unaudited pro forma condensed combined financial data

(in thousands, except per share data)

      The following summary unaudited pro forma condensed combined financial information of ATG and Primus has been derived from ATG’s and Primus’ unaudited pro forma condensed combined financial statements and related notes included elsewhere in this joint proxy statement/ prospectus. This information does not incorporate or assume any cost savings or synergies of operations of the combined company. The pro forma condensed combined statement of operations data account for the merger as a purchase transaction and assume that the merger had occurred on January 1, 2003. The pro forma condensed combined balance sheet data assume that the merger occurred on June 30, 2004.

      The unaudited pro forma condensed combined financial information includes estimates. For purposes of these calculations, we have assumed that there will be no working capital adjustment and, accordingly, we have used an exchange ratio of 1.4169. The final exchange ratio may differ, based on the adjusted working capital of Primus on the measurement date, as more fully described in this joint proxy statement/ prospectus. The purchase price of the Primus common stock exchanged in the merger has been allocated on a preliminary basis to its assets and liabilities based on ATG management’s best estimates of their fair value, and the excess of the purchase price over the net tangible and identifiable intangible assets acquired has been allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The impact of these allocation changes could be material.

      The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the assumed time, nor is it necessarily indicative of the future operating results or financial position of the combined company.

		Six months
	Year ended	ended
	December 31,	June 30,
	2003	2004

	(in thousands, except
	per share data)
Pro forma combined statement of operations data
Revenues	$100,116	$42,971
Net loss	$(8,744)	$(12,093)
Basic and diluted net loss per share	$(0.08)	$(0.11)
Weighted average shares used in computing basic and diluted net loss per share	105,594	107,085

June 30, 2004

Pro forma combined balance sheet data
Total assets	$93,976
Working capital	$5,439
Stockholders’ equity	$45,928

Comparative per share data

      The following table presents specified historical per share data of ATG and Primus and unaudited pro forma per share data of the combined company after giving effect to the merger and the issuance of 1.4169 shares of ATG common stock to be issued in exchange for each share of Primus common stock, assuming that no working capital adjustment occurs, as further described in this joint proxy statement/ prospectus. This data is derived from and should be read in conjunction with the selected historical consolidated financial data included in this joint proxy statement/ prospectus and separate historical consolidated financial statements of ATG and Primus that are included or incorporated by reference in this joint proxy statement/ prospectus. The unaudited pro forma combined financial data are not necessarily indicative of the operating results that would have been achieved had the merger occurred at the beginning of the periods presented and are not necessarily indicative of the future results of operations of the combined company.

      The pro forma combined net loss per equivalent Primus share was calculated by multiplying the pro forma combined net loss per ATG share by the exchange ratio of 1.4169, assuming that no working capital adjustment occurs.

      The historical book value per common share was calculated by dividing each company’s stockholders’ equity by the number of shares of its common stock outstanding at June 30, 2004. The pro forma combined book value per ATG common share was calculated by dividing pro forma stockholders’ equity by the pro forma number of shares of ATG common stock outstanding as of June 30, 2004, assuming the merger had occurred as of that date. The pro forma combined book value per equivalent Primus common share was calculated by multiplying the pro forma combined book value per ATG common share by the exchange ratio.

      No pro forma adjustments have been included in this data to reflect potential effects of:

•	the efficiencies which may be obtained by combining ATG and Primus operations, or

•	the cost of restructuring, integrating or consolidating these operations.

	Year ended	Six months
	December 31,	ended June 30,
	2003	2004

ATG
Historical data:
Net income (loss) per common share — basic and diluted	$0.06	$(0.08)
Book value per share	$0.29	$0.22
Cash dividends	—	—
Primus
Historical data:
Net loss per common share — basic and diluted	$(0.15)	$(0.22)
Book value per share	$1.03	$0.68
Cash dividends	—	—
Pro forma
Combined pro forma data:
Net loss per ATG share — basic and diluted	$(0.08)	$(0.11)
Net loss per equivalent Primus share — basic and diluted	$(0.11)	$(0.16)
Book value per ATG share		$0.43
Book value per equivalent Primus share		$0.61
Cash dividends		—

Comparative market price and dividend information

      ATG common stock has been traded on the Nasdaq National Market under the symbol “ARTG” since ATG’s initial public offering in July 1999. Primus common stock has been traded on the Nasdaq National Market or the Nasdaq SmallCap Market under the symbol “PKSI” since Primus’ initial public offering in June 1999. Primus common stock currently trades on the Nasdaq SmallCap Market.

      The following table presents the high and low sale prices of ATG and Primus common stock, as reported on the Nasdaq National Market or Nasdaq SmallCap Market, as applicable, for the periods indicated. Prices have been rounded to the nearest full cent.

	ATG common		Primus common
	stock		stock

	High	Low	High	Low

Year ending December 31, 2004
Third quarter (through August 31, 2004)	$1.23	$0.70	$1.82	$0.81
Second quarter	1.69	1.09	4.45	1.60
First quarter	2.25	1.35	7.49	3.85
Year ended December 31, 2003
Fourth quarter	$2.13	$1.34	$6.29	$1.48
Third quarter	2.84	1.57	1.80	1.10
Second quarter	1.96	0.75	1.45	0.56
First quarter	1.38	0.81	0.95	0.43
Year ended December 31, 2002
Fourth quarter	$1.84	$0.86	$0.62	$0.25
Third quarter	1.30	0.85	0.86	0.31
Second quarter	2.30	0.78	2.58	0.70
First quarter	5.15	1.85	2.50	0.83

      The following table provides the closing price per share of ATG common stock and Primus common stock as reported on the Nasdaq National Market and the Nasdaq SmallCap Market, respectively, on August 10, 2004, the last full trading day preceding public announcement of the merger agreement, and September      , 2004, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/ prospectus. This table also provides the equivalent price per share of Primus common stock on those dates. The equivalent Primus price per share is equal to the closing price of one share of ATG common stock on that date multiplied by 1.4169, the number of shares of ATG common stock to be issued in exchange for each share of Primus common stock, assuming that no working capital adjustment occurs, as further described in this joint proxy statement/ prospectus.

	ATG	Primus	Equivalent
	common	common	Primus price
	stock	stock	per share

August 10, 2004	$0.90	$0.96	$1.28
September , 2004	$	$	$

      ATG and Primus believe that the Primus common stock presently trades on the basis of the value of the ATG common stock, as affected by the expected exchange ratio, discounted primarily for the uncertainties associated with the merger, including the final exchange ratio. Apart from the factors discussed in the publicly disclosed information concerning ATG that is included and incorporated by reference in this joint proxy statement/ prospectus, ATG cannot state with certainty what factors account for changes in the market price of the ATG common stock.

      We urge you to obtain current market quotations for ATG common stock and Primus common stock before voting on the merger. We cannot predict the market prices for either ATG common stock or Primus common stock at any time before the completion of the merger or the market price for ATG common stock after the completion of the merger. Although the exchange ratio may be adjusted as a result of Primus’ adjusted working capital as of the measurement date, as described in this joint proxy statement/ prospectus, the exchange ratio will not be adjusted to compensate Primus shareholders for decreases in the market price of ATG common stock that could occur before the merger becomes effective. If the market price of ATG common stock decreases or increases before the completion of the merger, the value of the ATG common stock to be received in the merger in exchange for Primus common stock would correspondingly decrease or increase.

      Neither ATG nor Primus has declared or paid cash dividends on its capital stock. Under the merger agreement, Primus has agreed not to pay cash dividends before the completion of the merger without the written consent of ATG. The board of directors of each of ATG and Primus presently intends to retain all earnings, if any, for use in their respective companies’ businesses and has no present intention to pay cash dividends before or after the merger.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This joint proxy statement/ prospectus contains such forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be made directly in this joint proxy statement/ prospectus and they may be made a part of this joint proxy statement/ prospectus by reference to other documents filed with the Securities and Exchange Commission and incorporated by reference into this joint proxy statement/ prospectus. These statements may include statements regarding the period following completion of the merger.

      Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of these words and similar expressions identify these forward-looking statements. In particular, statements regarding expected strategic benefits, advantages and other effects of the merger described in “The Proposed Merger — ATG’s reasons for the merger” and “The Proposed Merger — Primus’ reasons for the merger” and elsewhere in this document are forward-looking statements. All forward-looking statements describe the present expectations of ATG’s and Primus’ management with respect to future events and are subject to many factors and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. In addition to the risks related to the businesses of ATG and Primus, the factors discussed under “Risks Factors Related to the Merger and the Combined Company,” among others, could cause actual results to differ materially from those described in the forward-looking statements. ATG and Primus make no representation as to whether any projected or estimated financial information contained in any forward-looking statements will be obtained and shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/ prospectus or the date of the document incorporated by reference in this joint proxy statement/ prospectus. ATG and Primus are not under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

      In evaluating the proposals relating to the merger to be voted on at the special meetings, you should consider carefully the risks associated with the merger and with ownership of the ATG common stock following the merger. The risks and uncertainties described below are not the only risks that the combined company will face. If one or more of these events occurs, the combined company’s results of operations, financial condition or prospects will suffer and the price of the ATG’s stock is likely to fall. The value of your investment in the combined company could decline as a result.

Risks factors related to the merger and the combined company

Failure of the merger to achieve potential benefits could harm the business and operating results of the combined company.

      ATG and Primus expect that the combination of ATG and Primus will result in benefits for the combined company. The merger will not achieve its anticipated benefits unless the companies are successful in combining their operations and integrating their products in a timely manner. Integration will be a complex, time consuming and expensive process and may result in disruption of the combined company’s operations and revenues if not completed in a timely and efficient manner. Until the merger, ATG and Primus will operate independently, each with its own business, business culture, customers, employees and systems. Following the merger, the companies must operate as a combined organization using common:

•	sales, marketing, service and support organizations;

•	information and communications systems;

•	operating procedures;

•	accounting systems and financial controls; and

•	human resource practices, including benefit, training and professional development programs.

      There may be substantial difficulties, costs and delays involved in integrating ATG and Primus. These could include:

•	distraction of management from the business of the combined company;

•	problems with compatibility of business cultures;

•	customer perception of an adverse change in service standards, business focus, billing practices or product and service offerings;

•	costs and inefficiencies in delivering products and services to the customers of the combined company;

•	problems in successfully coordinating the research and development efforts of the combined company;

•	difficulty in integrating sales, support and product marketing;

•	costs and delays in implementing common systems and procedures, including financial accounting systems; and

•	the inability to retain and integrate key management, research and development, technical sales and customer support personnel.

      Further, we cannot assure you that the combined company will realize any of the anticipated benefits and synergies of the merger. Any one or all of the factors identified above could cause increased operating costs, lower than anticipated financial performance, or the loss of customers, employees or business partners. The failure to integrate ATG and Primus successfully would have a material adverse effect on the business, financial condition and results of operations of the combined company.

Uncertainty regarding the merger may cause customers, suppliers and channel partners to delay or defer decisions concerning ATG and Primus, which may negatively affect their respective businesses.

      The merger will happen only if stated conditions are met, including approval of the merger by Primus’ shareholders, approval of the issuance of shares in the merger by ATG’s stockholders and the absence of any material adverse effect on the business of ATG or Primus. Many of these conditions are outside the control of ATG and Primus. Both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers and channel partners to delay or defer decisions concerning ATG or Primus, which could negatively affect their respective businesses. Customers, suppliers and channel partners may also seek to change existing agreements with ATG or Primus as a result of the merger. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of ATG and Primus, regardless of whether the merger is ultimately completed.

Failure to retain key employees could diminish the anticipated benefits of the merger.

      The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future role with ATG and Primus until plans with regard to these employees are announced or executed. Some ATG and Primus employees may not want to work for the combined company. In addition, competitors may seek to recruit employees during the integration, as is common in high technology mergers. If ATG and Primus are unable to retain personnel that are critical to the successful integration and future operation of the companies, ATG and Primus could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

The market price of ATG’s common stock may decline as a result of the merger.

      The market price of ATG’s common stock may decline as a result of the merger if:

•	the integration of ATG and Primus is unsuccessful;

•	ATG does not achieve or is perceived not to have achieved the expected benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors; or

•	the effect of the merger on ATG’s financial results is not consistent with the expectations of financial or industry analysts or investors.

      The market price of ATG’s common stock could also decline as a result of unforeseen factors related to the merger or other factors described in this section.

The merger may proceed in certain circumstances even if events unfavorable to the business of ATG or Primus have occurred.

      In general, either party can refuse to complete the merger if there is a material adverse effect affecting the other party before the closing. However, the definition of material adverse effect for this purpose excludes:

•	adverse changes in general economic condition or changes generally affecting the industry in which such party operates, unless the change disproportionately affects the other party;

•	changes, effects or events resulting from the announcement or pendency of the merger or from the taking of any action required by the merger agreement;

•	any change in the trading price of the common stock of the other party, in and of itself;

•	any failure to meet revenue or earnings predictions, in and of itself; or

•	in the case of Primus, its failure to have any particular amount of adjusted working capital at the measurement date, in and of itself; however, pursuant to a separate provision in the merger agreement, ATG may terminate the merger agreement if Primus’ adjusted working capital at the measurement date is less than a specified minimum amount.

      If unfavorable events such as those listed above occur but ATG and Primus must still complete the merger, ATG’s stock price may suffer. This in turn may reduce the value of the merger to ATG and Primus shareholders.

The costs of the merger will be substantial, which could harm the financial results of the combined company.

      In connection with the merger, ATG and Primus expect to incur substantial costs. These include fees to investment bankers, legal counsel, independent accountants, consultants, and printing and other fees and expenses relating to preparing and distributing this joint proxy statement/prospectus as well as costs associated with the elimination of duplicative facilities, operational realignment expenses and related workforce reductions and costs associated with the resolution of contingent liabilities of Primus. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to ATG stockholders resulting from the issuance of shares of ATG common stock in the merger, the combined company’s financial results, including earnings per share, could suffer, and the market price of the combined company’s common stock could decline.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Primus.

      Until the completion of the merger, with limited exceptions, the merger agreement prohibits Primus from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with a party other than ATG. Primus has agreed to pay ATG a termination fee of $1,000,000 if the merger agreement is terminated under specified circumstances. Certain shareholders have also agreed to vote their shares in favor of the merger, pursuant to the voting agreements described in this joint proxy statement/ prospectus. These provisions could discourage other companies from trying to acquire Primus even though those other companies might be willing to offer greater value to Primus shareholders than ATG has offered in the merger.

Failure to complete the merger could cause ATG’s and Primus’ stock price to decline and could harm ATG’s and Primus’ business and operating results.

      The merger agreement contains conditions which ATG and/or Primus must satisfy to complete the merger. In addition, the merger agreement may be terminated by either ATG or Primus under specified circumstances. If the merger is not completed for any reason, ATG and Primus may be subject to a number of risks, including the following:

•	the market price of ATG and Primus common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed;

•	many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, have to be paid regardless of whether the merger is completed; and

•	there may be substantial disruption to the business of ATG and Primus and distraction of their workforces and management teams.

Officers and directors of Primus will receive benefits that may have influenced them to support or approve the merger.

      Some of the officers and directors of Primus have interests in the merger that are different from the interest of the shareholders of Primus, including, among other things, indemnification rights, acceleration of option vesting and other benefits and payments under some agreements and employee benefit and retention plans. For more information on these interests, see the sections entitled “The Proposed Merger — Interests of certain persons in the merger” on page 64 and “Security Ownership by Principal Shareholders, Management and Directors of Primus” beginning on page 119.

Risk factors related to the ATG common stock and the combined business

ATG common stock price may continue to be volatile.

      The market price of ATG’s common stock has fluctuated in the past and is likely to continue to be highly volatile. For example, the market price of ATG’s common stock has ranged from $0.58 per share to $126.88 per share since its initial public offering in July 1999 and has ranged from $0.70 per share to $2.21 per share between January 1, 2004 and September 1, 2004. Fluctuations in market price and volume are particularly common among securities of internet and software companies. The market price of ATG’s common stock may fluctuate significantly in response to the following factors, some of which are beyond ATG’s control:

•	variations in its quarterly operating results;

•	changes in market valuations of internet and software companies;

•	its announcements of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	timing of completion of significant sales;

•	additions or departures of its key personnel;

•	future sales of its common stock; or

•	changes in financial estimates by securities analysts.

The ATG common stock may not continue to trade on the Nasdaq National Market, which could reduce the value of your investment and make your shares more difficult to sell.

      In order for the ATG common stock to trade on the Nasdaq National Market, ATG must continue to meet the listing standards of that market. Among other things, those standards require that the ATG common stock maintain a minimum closing bid price of at least $1.00 per share. Recently, the ATG common stock has traded at prices near and below $1.00. If ATG does not continue to meet Nasdaq’s applicable minimum listing standards, Nasdaq could delist it from the Nasdaq National Market. If ATG’s common stock is delisted from the Nasdaq National Market, ATG could seek to have its common stock listed on the Nasdaq SmallCap Market, where the common stock of Primus is currently listed. However, delisting of the ATG common stock from the Nasdaq National Market could hinder your ability to sell, or obtain an accurate quotation for the price of, your shares of ATG common stock. Delisting could also adversely affect the perception among investors of ATG and its prospects, which could lead to further declines in the market price of the ATG common stock. Delisting would also make it more difficult and expensive for ATG to raise capital. In addition, delisting might subject ATG to an SEC rule that could adversely affect the ability of broker-dealers to sell or make a market in the ATG common stock, thus hindering your ability to sell your shares.

ATG expects its revenues and operating results to continue to fluctuate for the foreseeable future, and the price of its common stock is likely to fall if quarterly results are lower than the expectations of securities analysts.

      ATG’s revenues and operating results have varied from quarter to quarter in the past, and are likely to vary significantly from quarter to quarter in the foreseeable future. If its quarterly results fall below its expectations and those of securities analysts, the price of its common stock is likely to fall. A number of factors are likely to cause variations in its operating results, including:

•	fluctuating economic conditions, particularly as they affect its customers’ willingness to implement new e-commerce solutions;

•	the timing of sales of its products and services;

•	the timing of customer orders and product implementations;

•	delays in introducing new products and services;

•	increased expenses, whether related to sales and marketing, product development or administration;

•	the mix of revenues derived from products and services;

•	timing of hiring and utilization of services personnel;

•	cost overruns related to fixed-price services projects;

•	the mix of domestic and international sales; and

•	costs related to possible acquisitions of technologies or businesses.

      Accordingly, ATG believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful. The results of one quarter or a series of quarters should not be relied upon as an indication of its future performance.

ATG may incur significant costs from class action litigation.

      ATG is currently the subject of securities class action litigation. ATG and certain former officers were named defendants in seven purported class action suits currently pending in the U.S. District Court for the District of Massachusetts. Each of these cases alleged violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, which generally may subject issuers of securities and person controlling those issuers to civil liabilities for fraudulent actions or defects in the public disclosure required by securities laws. The cases were consolidated and on April 19, 2002 ATG filed a motion to dismiss the case. On September 4, 2003 the court issued a ruling dismissing all but one of the plaintiffs’ allegations. The remaining allegation is based on the veracity of a public statement made by a former officer of ATG. While management of ATG believes the remaining claim to be without merit, and intends to defend the action vigorously, the litigation is still in the preliminary stage.

      If a court awards damages to the plaintiffs, the total amount could exceed the limit of ATG’s existing insurance. This litigation also may divert management’s attention and resources. ATG may be the target of similar litigation in the future if the market for its stock becomes volatile. While ATG believes that it has an appropriate amount of insurance for class action lawsuits, it cannot be certain that the insurance coverage will be available or, if available, sufficient to cover its liability with respect to a specific future action that may be brought.

ATG could incur substantial costs protecting its intellectual property from infringement or defending against a claim of infringement.

      ATG’s professional services often involve the development of custom software applications for specific customers. In some cases, customers retain ownership or impose restrictions on its ability to use the technologies developed from these projects. Issues relating to the ownership of software can be complicated, and disputes could arise that affect its ability to resell or reuse applications ATG develops for customers.

      ATG seeks to protect the source code for its proprietary software both as a trade secret and as a copyrighted work. However, because ATG makes the source code available to some customers, third parties may be more likely to misappropriate it. ATG’s policy is to enter into confidentiality agreements with its employees, consultants, vendors and customers and to control access to its software, documentation and other proprietary information. Despite these precautions, it may be possible for someone to copy its software or other proprietary information without authorization or to develop similar software independently.

      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. ATG could incur substantial costs in prosecuting or defending any intellectual property litigation. If ATG sues to enforce its rights or is sued by a third party that claims that ATG’s technology infringes its rights, the litigation could be expensive and could divert ATG’s management resources.

      Despite ATG’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that ATG regards as proprietary. Policing unauthorized use of its products is difficult and while ATG is unable to determine the extent to which piracy of its software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect proprietary rights to as great an extent as the laws of the United States. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on ATG’s business, operating results and financial condition. There can be no assurance that ATG’s means of protecting its proprietary rights will be adequate or that its competitors will not independently develop similar technology. Any failure by ATG to meaningfully protect its intellectual property could have a material adverse effect on its business, operating results and financial condition.

      In addition, ATG has agreed to indemnify customers against claims that ATG’s products infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which ATG might become a party may force it to do one or more of the following:

•	cease selling or using products or services that incorporate the challenged intellectual property;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign those products or services to avoid infringement.

      In October 2003, Primus received notice that ServiceWare, Inc. had filed a complaint against Primus in the United States District Court for the Western District of Pennsylvania, which alleges that aspects of Primus’ technology infringe one or more patents issued in 1998 alleged to be held by the plaintiff. The complaint was served on Primus on January 28, 2004. In February of 2004, Primus filed its answer, denying all substantive claims, raising multiple affirmative defenses (including that the patents are invalid and unenforceable, that Primus products don’t infringe the patents in any event and that these claims on 1998 patents are barred by equitable estoppel and latches) and including a number of counterclaims. In May 2004, ServiceWare, Inc. filed counterclaims in this lawsuit, including allegations of interference, defamation and unfair competition. Primus may be required to incur substantial costs in defending this litigation, which could have a material adverse effect on ATG’s operating results and financial condition after the merger.

ATG may not be able to sustain or increase its revenue or attain profitability on a quarterly or annual basis, which could lead to a material decrease in the price of its common stock.

      ATG incurred losses in the first and second quarter of 2004, in the first and third quarters of 2003 and in each quarter of 2002. As of June 30, 2004, ATG had an accumulated deficit of $201.7 million. Its revenues decreased 24% to $31.1 million for the six months ended June 30, 2004 compared with $40.7 million for the six months ended June 30, 2003. Because ATG operates in a rapidly evolving industry, ATG has difficulty predicting its future operating results and ATG cannot be certain that its revenues will grow or its expenses will decrease at rates that will allow it to achieve profitability on a quarterly or annual basis. Additionally, in recent years the slowdown in the software industry and the decrease in spending by companies in ATG’s target markets have reduced the rate of growth of the internet as a channel for consumer branded retail and financial services companies. If current economic conditions continue for an extended period of time or worsen, ATG may experience additional adverse effects on its revenue, net income and cash flows, which could result in a decline in the price of its common stock.

Turnover in ATG’s management, sales and engineering personnel may impair its ability to develop and implement a business strategy, which could have a material adverse effect on its operating results and common stock price.

      Members of its senior management team, including its two founders, its former Chief Executive Officer and President, and several senior managers, have left ATG during the past few years for a variety of reasons, and ATG cannot assure you that there will not be additional departures. As a result of this management turnover, ATG’s current management team has had limited experience working together and may be unsuccessful in developing or executing a business strategy for ATG. These changes in management, and any future similar changes, may be disruptive to ATG’s operations. In addition, equity incentives such as stock options constitute an important part of ATG’s total compensation program for management, and the volatility or lack of positive performance of its stock price may from time to time adversely affect its ability to retain its management team.

      ATG relies heavily on its direct sales force. ATG has recently restructured and reduced the size of its sales force. Changes in the structure of the sales force have generally resulted in temporary lack of focus and reduced productivity.

      In addition, ATG recently restructured its research and development group, which could result in interruptions in product development and reduced productivity.

ATG’s lengthy sales cycle makes it difficult to predict its quarterly results and causes variability in its operating results.

      ATG’s long sales cycle, which can range from several weeks to several months or more, makes it difficult to predict the quarter in which sales may occur. ATG has a long sales cycle because ATG generally needs to educate potential customers regarding the use and benefits of its products and services. Its sales cycle varies depending on the size and type of customer contemplating a purchase and whether ATG has conducted business with a potential customer in the past. In addition, ATG believes the recent economic downturn in the United States has contributed to an increase in the average length of its sales cycle as customers deferred implementing new e-commerce solutions.

      ATG may incur significant sales and marketing expenses in anticipation of licensing its products, and if ATG does not achieve the level of revenues it expects, its operating results will suffer and its stock price may decline. ATG’s potential customers frequently need to obtain approvals from multiple decision makers prior to making purchase decisions. Delays in sales could cause significant variability in ATG’s revenues and operating results for any particular period.

      Like most software companies, a significant proportion of ATG’s sales are concentrated near the end of each fiscal quarter. Failure to close even a relatively small number of license deals at quarter end can have a significant impact on its reported operating results for that quarter. In addition, there can be no assurance that deals that are not closed at the end of a fiscal quarter, will be entered into during any subsequent quarter. Competition could materially and adversely affect ATG’s ability to obtain revenues from license fees from new or existing customers and professional services revenues from existing customers. While the list price for its software generally has been maintained over the past three years, in the first quarter of 2004, ATG reduced its list prices on purchases exceeding certain volumes. Additional volume-based reductions in ATG’s list price could adversely affect its business, operating results and financial condition.

ATG faces intense competition in the market for internet online marketing, sales and service applications, and expects competition to intensify in the future. This competition could cause its revenues to fall short of expectations, which could adversely affect its future operating results and ATG’s ability to grow its business.

      The market for online marketing, sales and services applications is intensely competitive, and ATG expects competition to intensify in the future. This level of competition could reduce its revenues and result in increased losses or reduced profits. Its primary competition currently comes from in-house development efforts by potential customers or partners, as well as from other vendors of web-based application software. ATG currently competes with internet application software vendors such as BroadVision and commerce, marketing and self-service vendors such as Chordiant, E.piphany and Kana. ATG also competes with platform application server products and vendors such as BEA Systems, IBM, and Microsoft, among others. In addition, ATG competes indirectly with portal software vendors such as Vignette (through its acquisition of Epicentric), SAP Portals, a subsidiary of SAP, and Plumtree and with customer relationship management vendors such as Siebel and PeopleSoft.

      The market for Primus’ products is also rapidly evolving, and intensely competitive. Primus’ suite of products competes against various vendor software tools designed to address a specific element or elements of the complete set of eService processes, including e-mail management, support, knowledge management, and web-based customer self-service and assisted service. Primus also faces competition from in-house designed products and third-party custom development efforts. The high level of competition in Primus’ market has resulted in pricing pressures, which if such conditions continue or increase, could harm the combined company’s results of operations. Some of the companies providing e-commerce, advanced natural language self service and traditional customer relationship management solutions that may compete with Primus include Amdocs/ Clarify, eGain, Inquira, iPhrase Technologies, Kana, Kanisa, Oracle, PeopleSoft, RightNow Technologies, ServiceWare, Siebel Systems and SupportSoft.

      In addition, competition may increase as a result of current competitors expanding their product offerings, new companies entering the market, software industry consolidations and formations of alliances among industry participants or with third parties. Many of ATG’s and Primus’ competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than ATG does and may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that they can use to gain market share. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than ATG can. Moreover, its current and potential competitors, such as Microsoft, may bundle their products in a manner that may discourage users from purchasing ATG’s products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

      Competition could materially and adversely affect ATG’s ability to obtain revenues from license fees from new or existing customers and professional services revenue from existing customers. Further, competitive pressures could require ATG to reduce the price of its software products. In either case, ATG’s business, operating results and financial condition would be materially and adversely affected.

If ATG fails to maintain its and Primus’ existing customer base, its ability to generate revenues will be harmed.

      Historically, each of ATG and Primus has derived a significant portion of its revenues from existing customers that purchase its support and maintenance services and enhanced versions of its products. Retention of its existing customer base requires that ATG provide high levels of customer service and product support to help its customers maximize the benefits that they derive from its products. To compete, ATG must introduce enhancements and new versions of its products that provide additional functionality. Further, ATG must manage the transition from its older products so as to minimize the disruption to its customers caused by such migration and integration with the customers’ information technology platform. If the combined company is unable to continue to obtain significant revenues from its existing customer base, its ability to grow its business would be harmed and its competitors could achieve greater market share.

If systems integrators or value added resellers reduce their support and implementation of ATG’s products, its revenues may fail to meet expectations and its operating results would suffer.

      Since its potential customers often rely on third-party systems integrators to develop, deploy and manage websites for conducting commerce on the internet, ATG cultivates relationships with systems integrators to encourage them to support its products. ATG does not, however, have written agreements with its systems integrators, and they are not required to implement solutions that include its products or to maintain minimum sales levels of its products. Its revenues would be reduced if ATG fails to train a sufficient number of systems integrators adequately or if systems integrators devote their efforts to integrating or co-selling products of other companies. Any such reduction in revenue would not be accompanied by a significant offset in its expenses. As a result, its operating results would suffer and the price of its common stock probably would fall.

      Approximately 50% of ATG’s product license revenues in 2003 related to its relationships with systems integrators and value added resellers. Since a substantial portion of its product license revenues are related to its relationships with systems integrators and its potential customers often rely on third-parties to develop, deploy and manage websites for conducting commerce on the internet, ATG cultivates relationships with systems integrators and value added resellers to encourage them to create demand for and support its products.

      ATG’s systems integrators and value added resellers are not required to implement solutions that include its products or to maintain minimum sales levels of its products. If ATG fails to train its systems integrators or value added resellers, including a sufficient number of accredited partners and certified professionals, ATG believes that the product license revenues resulting from its relationships with these channel partners will decrease. In addition, if systems integrators or value added resellers devote their efforts to integrating or reselling competitors’ products ATG’s product revenues would decline. Any such reduction in revenue would not be accompanied by a significant offset in its expenses. As a result, ATG’s operating results would suffer and the price of its common stock probably would fall.

Competition with ATG’s resellers could limit its sales opportunities and jeopardize these relationships.

      ATG sells products through resellers and original equipment manufacturers. In some instances, ATG targets its direct selling efforts toward markets that are also served by some of these resellers. This competition may limit its ability to sell its products and services directly in these markets and may jeopardize, or result in the termination of, these relationships.

If ATG acquires other companies or businesses, ATG will be subject to risks that could hurt its business.

      In the future, ATG may pursue additional acquisitions to obtain complementary businesses, products, services or technologies. Any such acquisition may not produce the revenues, earnings or business synergies that ATG anticipated, and an acquired business, product, service or technology might not perform as ATG expected. If ATG pursues an additional acquisition, its management could spend a significant amount of time and effort in identifying and completing the acquisition. If ATG completes an additional acquisition, ATG may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into its operations while preserving the goodwill of the acquired company. In particular, ATG may lose the services of key employees of the acquired company and ATG may make changes in management that impair the acquired company’s relationships with employees and customers.

      Any of these outcomes could prevent ATG from realizing the anticipated benefits of its additional acquisitions. To pay for an acquisition, ATG might use stock or cash. Alternatively, ATG might borrow money from a bank or other lender. If ATG uses its stock, its stockholders would experience dilution of their ownership interests. If ATG uses cash or debt financing, its financial liquidity would be reduced. ATG may be required to capitalize a significant amount of intangibles, including goodwill, which may lead to significant amortization charges. In addition, ATG may incur significant, one-time write-offs and amortization charges. These amortization charges and write-offs could decrease its future earnings or increase its future losses.

ATG may need additional financing in the future, and any additional financing may result in restrictions on its operations or substantial dilution to its stockholders.

      ATG may need to raise additional funds in the future, for example, to develop new technologies, support an expansion, respond to competitive pressures, acquire complementary businesses or respond to unanticipated situations. ATG may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Its ability to obtain debt or equity funding will depend on a number of factors, including market conditions, its operating performance and investor interest. Additional funding may not be available to it on acceptable terms or at all. If adequate funds are not available, ATG may be required to revise its business plan to reduce expenditures, including curtailing its growth strategies, foregoing acquisitions or reducing its product development efforts. If ATG succeeds in raising additional funds through the issuance of equity or convertible securities, the issuance could result in substantial dilution to existing stockholders. If ATG raises additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of its common stock. The terms of these securities, as well as any borrowings under its credit agreement, could impose restrictions on its operations.

Failure by ATG to comply with the financial covenants in its line of credit, or the refusal of its bank to renew this facility, could negatively impact ATG’s cash, cash equivalents and marketable securities balances.

      ATG renewed and amended its $20.0 million line of credit in the fourth quarter of 2003. This line of credit is secured by all of ATG’s tangible and intangible intellectual and personal property and is subject to financial covenants including liquidity coverage and profitability. While there were no outstanding borrowings under the facility at August 31, 2004, ATG has issued letters of credit totaling $10.3 million, which are supported by this facility. The letters of credit have been issued in favor of various landlords and equipment vendors to secure obligations pursuant to leases expiring from August 2004 through August 2009. This revolving line of credit expires on November 25, 2004.

      The liquidity covenant in the line of credit mandates that ATG maintain $25.0 million in cash, which includes cash equivalents and marketable securities, at the end of each month throughout the duration of the facility. At August 31, 2004, ATG had $27.9 million in cash, including cash equivalents and marketable securities, which represents a decrease of $13.7 million from $41.6 million in cash on December 31, 2003. The profitability covenant, which was modified in June 2004 pursuant to the fifth loan modification agreement, allows for net losses not to exceed: $5.0 million for the second quarter of 2004, $2.0 million for the third quarter of 2004 and $1.0 million for the fourth quarter of 2004. ATG’s net loss was $4.2 million for the second quarter of 2004. In the event that ATG does not comply with any of the financial covenants under the line of credit or defaults on any of its provisions, the bank’s significant remedies include declaring all obligations immediately due and payable and ceasing to advance money or extend credit for ATG’s benefit.

      Additionally, if ATG does not comply with any of the financial covenants in the line of credit or if its line of credit agreement expires, the bank may require outstanding letters of credit to be cash secured. If the bank required ATG to secure each outstanding letter of credit on a dollar for dollar basis, ATG’s cash, cash equivalents and marketable securities balances would decrease substantially.

If ATG fails to adapt to rapid changes in the market for internet online marketing, sales, and service applications, its existing products could become obsolete.

      The market for ATG’s products is marked by rapid technological change, frequent new product introductions and internet-related technology enhancements, uncertain product life cycles, changes in customer demands, coalescence of product differentiators, product commoditization and evolving industry standards. ATG may not be able to develop and market or acquire new products or product enhancements that comply with present or emerging internet technology standards and to differentiate its products based on functionality and performance. In particular, there can be no assurance that its current or potential clients will adopt the e-commerce and self-service applications that ATG began focusing on in 2003. In addition, ATG may not be able to establish strategic alliances with operating system and infrastructure vendors that will permit migration opportunities for its current user base. New products based on new technologies or new industry standards could render its existing products obsolete and unmarketable. For example, functionality that once differentiated ATG’s products has over time been incorporated into products offered by the major operating system and infrastructure providers.

      To succeed, ATG will need to enhance its current products, develop new products on a timely basis to keep pace with developments related to internet technology and to satisfy the increasingly sophisticated requirements of customers and leverage strategic alliances with third parties in the e-commerce field who have complementary or competing products. E-commerce technology is complex and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing new or enhanced products could cause it to lose revenue opportunities and customers.

If ATG fails to address the challenges associated with international operations, revenues from its products and services may decline or the costs of providing its products or services may increase.

      As of June 30, 2004 ATG had offices in the United Kingdom, France, Germany and Italy, and additionally had sales personnel in Spain. ATG derived 35% of its total revenues in the six months ended June 30, 2004 from customers outside the United States. In December 2002, ATG initiated a restructuring plan, which included the closing of its offices in Australia, Canada, and the Netherlands at varying times during the first quarter of 2003. Its operations outside North America are subject to additional risks, including:

•	changes in regulatory requirements, exchange rates, tariffs and other barriers;

•	longer payment cycles and problems in collecting accounts receivable in Western Europe and the Far East;

•	difficulties in managing systems integrators and technology partners;

•	difficulties in staffing and managing foreign subsidiary operations;

•	differing technology standards;

•	difficulties and delays in translating products and product documentation into foreign languages to the extent that its products are sold in countries that do not have English as their primary language;

•	reduced protection for intellectual property rights in some of the countries in which ATG operates or plans to operate;

•	potentially adverse tax consequences; and

•	political and economic instability.

      The impact of future exchange rate fluctuations on ATG’s operating results cannot be accurately predicted. ATG may increase the extent to which it denominates its arrangements with international customers in the currencies of the countries in which the software or services are provided. From time to time ATG may engage in hedges of contracts denominated in foreign currencies. Any hedging policies implemented by it may not be successful, and the cost of these hedging techniques may have a significant negative impact on its operating results.

ATG’s software products may contain errors or defects that could result in lost revenues, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

      Complex software products such as those of ATG and Primus often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. ATG began shipping the latest version of the ATG 6.3 suite of products in the first quarter of 2004. Despite internal testing and testing by customers, its current and future products may contain serious defects. Serious defects or errors could result in lost revenues or a delay in market acceptance.

      Since ATG’s customers use its products for critical business applications such as e-commerce, errors, defects or other performance problems could result in damage to its customers. They could seek significant compensation from it for the losses they suffer. Although its license agreements typically contain provisions designed to limit its exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against ATG would likely be time consuming and costly.

ATG’s software offerings under its agreement with IBM may not achieve market acceptance, which may harm ATG’s business and operating results.

      In June 2003, ATG entered into an original equipment manufacturer, or OEM, agreement with IBM under which ATG agreed to offer IBM’s WebSphere internet infrastructure software as part of its packaged software offerings. Market acceptance of its relationship with IBM is important to its future success and is subject to a number of significant risks, many of which are outside its control. These risks include:

•	ATG’s packaged software offerings must meet the requirements of its current and prospective clients. ATG is working with IBM to further integrate its applications to optimize their performance while running on IBM WebSphere, but ATG cannot assure you that its integration efforts will satisfy the needs of current and prospective customers.

•	IBM may determine not to devote significant resources to the arrangements contemplated by its OEM agreement or may disagree with it as to how to proceed with the integration of its products. The amount and timing of resources dedicated by IBM under the OEM agreement are not under ATG’s direct control.

•	ATG’s arrangement with IBM may cause confusion among current and prospective customers as to its product focus and direction.

      If ATG’s relationship with IBM does not achieve market acceptance, ATG’s business and operating results may be harmed.

ATG’s announced restructurings may not result in the reduced cost structure ATG anticipates and may have other adverse impacts on productivity.

      During 2003, ATG had corporate restructurings involving workforce reductions and closures of excess facilities. In addition, there were changes in assumptions and estimates connected to prior restructuring charges and the leases that were settled during the period. These actions resulted in recording a net restructuring benefit of $10.5 million during 2003. In January 2003, ATG publicly announced a corporate restructuring involving a workforce reduction and the closing and consolidation of office facilities in selected locations. These actions resulted in recording a restructuring charge of $19.1 million in the fourth quarter of 2002. In addition, ATG recorded a restructuring charge of $75.6 million in 2001. These restructuring activities require that ATG close facilities, maintain sales efforts and provide continuing customer support and service in regions where the sales and support staff has been reduced or eliminated, reallocate workload among continuing employees, and seek to reduce liability for idle lease space. The outcomes of such restructuring activities are difficult to predict. While ATG believes its restructuring and consolidation activities will reduce its cost structure, ATG may not achieve the cost reductions that ATG is expecting. In addition, its restructuring activities may result in lower revenues as a result of the decreased staff in its sales and marketing and professional services groups or other adverse impacts on productivity that ATG did not anticipate. ATG’s restructuring and consolidation activities will be further complicated by the need to integrate the operations of Primus with those of ATG following the merger, which could make the risks described above more severe.

The loss of technology licensed from third parties could delay ATG’s ability to deliver its products.

      ATG relies in part on technology that it licenses from third parties, which is integrated into its internally developed software. For example, ATG has an agreement with a third-party vendor to supply search technology, which will terminate in December 2006 and may only be terminated for breach prior to then. Third-party technology licenses might not continue to be available to ATG on commercially reasonable terms, or at all. The loss of any significant technology license could cause delays in its ability to deliver its products or services until equivalent technology is developed internally or equivalent third-party technology, if available, is identified, licensed and integrated.

ATG uses the Java programming language to develop its products and its business could be harmed if Java loses market acceptance or if ATG is not able to continue using Java or Java-related technologies.

      ATG writes its software in the Java computer programming language developed by Sun Microsystems and ATG incorporates Sun’s Java 2 Platform, Enterprise Edition, or J2EE, and Sun’s Java Runtime Environment, Java Naming and Directory Interface, Java Servlet Development Kit, Java Foundation Classes, JavaMail and JavaBeans Activation Framework into its products under licenses granted to it by Sun. The ATG 6.3 Relationship Management Platform has been designed to support Sun’s J2EE standards. If Sun were to decline to continue to allow ATG to use these technologies for any reason, ATG would be required to (a) license the equivalent technology from another source, (b) rewrite the technology itself or (c) rewrite portions of its software to accommodate the change or no longer use the technology.

      While a number of companies have introduced web applications based on Java, Java could fall out of favor, and support by Sun Microsystems or other companies could decline. Moreover, the new ATG 6.3 Relationship Management Platform is designed to support J2EE, standards for developing modular Java programs that can be accessed over a network. ATG has licensed the J2EE brand and certification tests from Sun. There can be no assurance that these standards will be widely adopted, that ATG can continue to support J2EE standards established by Sun from time to time or that the J2EE brand will continue to be made available to it on commercially reasonable terms. If Java or J2EE support decreased or ATG could not continue to use Java or related Java technologies or to support J2EE, ATG might have to rewrite the source code for its entire product line to enable its products to run on other computer platforms. Also, changes to Java or J2EE standards or the loss of its license to the J2EE brand could require it to change its products and adversely affect the perception of its products by its customers. If ATG were unable to develop or implement appropriate modifications to its products on a timely basis, ATG could lose revenue opportunities and its business could be harmed.

      Many of Primus’ products run on Microsoft Windows NT, Microsoft Windows 2000, Sun Solaris UNIX and Linux. Some of its products require the use of third party software. Any change to Primus’ customers’ operating systems could require the combined company to modify the Primus products and could cause it to delay product releases. In addition, any decline in the market acceptance of these operating systems Primus supports may force the combined company to ensure that all of Primus’ products and services are compatible with other operating systems to meet the demands of Primus’ customers. If potential customers do not want to use the Microsoft, Sun Solaris or J2EE operating systems Primus supports, the combined company will need to develop more products that run on other operating systems adopted by Primus’ customers.

ATG’s performance will depend on the growth of e-commerce and self-service.

      ATG’s success will depend heavily on the continued use of the internet for e-commerce. The recent United States economic downturn reduced demand for its products as customers and potential customers delayed or cancelled the implementation of online marketing, sales and service applications. If the market for its products and services fails to mature, ATG will be unable to execute its business plan. Adoption of electronic commerce and online marketing, sales and service applications, particularly by those companies that have historically relied upon traditional means of commerce, will require a broad acceptance of different methods of conducting business. Its future revenues and profits will substantially depend on the internet being accepted and widely used for commerce and communication. If internet commerce does not continue to grow or grows more slowly than expected, its future revenues and profits may not meet its expectations or those of analysts. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns or may otherwise resist providing the personal data necessary to support its consumer profiling capability.

Regulations could be enacted that either directly restrict ATG’s business or indirectly impact its business by limiting the growth of e-commerce.

      As e-commerce evolves, federal, state and foreign agencies could adopt regulations covering issues such as user privacy, content and taxation of products and services. If enacted, government regulations could limit the market for its products and services or could impose burdensome requirements that render its business unprofitable. Although many regulations might not apply to its business directly, ATG expects that laws regulating the solicitation, collection or processing of personal and consumer information could indirectly affect its business. The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the internet. The prohibition’s scope and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, ATG cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in web usage and decrease its acceptance as a medium of communications and commerce.

The internet is generating privacy concerns that could result in legislation or market perceptions that could harm ATG’s business or result in reduced sales of its products, or both.

      Businesses use the ATG Adaptive Scenario Engine product to develop and maintain profiles to tailor the content to be provided to website visitors. When a visitor first arrives at a website, its software creates a profile for that visitor. If the visitor registers or logs in, the visitor’s identity is added to the profile, preserving any profile information that was gathered up to that point. ATG Adaptive Scenario Engine product tracks both explicit user profile data supplied by the user as well as implicit profile attributes derived from the user’s behavior on the website. Privacy concerns may cause visitors to resist providing the personal data or to avoid websites that track the web behavioral information necessary to support its profiling capability. More importantly, even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of its products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify website users that the data captured after visiting websites may be used to direct product promotion and advertising to that user. Other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or consumer privacy concerns are not adequately addressed, its business, financial condition and operating results could be harmed.

      ATG’s products use “cookies” to track demographic information and user preferences. A “cookie” is information keyed to a specific user that is stored on a computer’s hard drive, typically without the user’s knowledge. Cookies are generally removable by the user, although removal could affect the content available on a particular site. Germany has imposed laws limiting the use of cookies, and a number of internet commentators and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed or if users begin to delete or refuse cookies as a common practice, demand for its personalization products could be reduced.

Anti-takeover provisions in ATG’s charter documents and Delaware law could prevent or delay a change in control of ATG.

      Certain provisions of ATG’s charter and by-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable, which could reduce the market price of its common stock. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	providing for a classified board of directors with staggered, three-year terms;

•	providing that directors may only be removed for cause by a two-thirds vote of stockholders;

•	limiting the persons who may call special meetings of stockholders and prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	authorizing anti-takeover provisions.

      In addition, ATG adopted a shareholder rights plan in 2001 and Delaware law may further discourage, delay or prevent someone from acquiring or merging with ATG.

The regulatory environment surrounding accounting and corporate governance subjects the combined company to certain legal uncertainties in the operation of its business and may increase the cost of doing business.

      The combined company will face increased regulatory scrutiny associated with the highly publicized financial scandals and the various accounting and corporate governance rules promulgated under the Sarbanes-Oxley Act of 2002 and related regulations. The management of the combined company will review and will continue to monitor all of the accounting policies and practices, legal disclosure and corporate governance policies under the new legislation, including those related to relationships with its independent auditors, enhanced financial disclosures, internal controls, board and board committee practices, corporate responsibility and executive officer loan practices, and intend to fully comply with such laws. Nevertheless, such increased scrutiny and penalties involve risks to both the combined company and its executive officers and directors in monitoring and ensuring compliance. A failure to properly navigate the legal disclosure environment and implement and enforce appropriate policies and procedures, if needed, could harm the combined company’s business and prospects, including its ability to recruit and retain skilled officers and directors. In addition, it may be adversely affected as a result of new or revised legislation or regulations imposed by the Securities Exchange Commission, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. It also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

SPECIAL MEETING OF ATG STOCKHOLDERS

Date, time and place

      The ATG special meeting of stockholders is scheduled to be held on October      , 2004 at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts 02210, commencing at 10:00 a.m., local time.

Matters for consideration

      The following matters are scheduled to be considered and voted upon at the special meeting:

1. A proposal to approve the issuance by ATG of shares of its common stock pursuant to the merger and the other transactions contemplated by the merger agreement; and

2. A proposal to grant ATG’s management discretionary authority to adjourn the special meeting to a date or dates not later than November , 2004, if necessary to enable ATG’s board of directors to solicit additional proxies in favor of the proposal to approve the issuance of ATG common stock to be delivered in connection with the merger and the other transactions contemplated by the merger agreement.

      ATG stockholders will also consider any other matters that are properly presented to the special meeting or any adjournment or postponement of the special meeting.

Record date

      The record date for determining the ATG stockholders entitled to vote at the special meeting is September      , 2004. Only holders of record as of the close of business on that date are entitled to receive notice of the special meeting and to vote at the special meeting. Each share of ATG common stock entitles the holder to one vote on each proposal and on all other matters properly brought before the special meeting. As of the close of business on the record date, there were approximately                      shares of ATG common stock outstanding and eligible to vote at the special meeting.

Quorum; abstentions and broker non-votes

      In order to conduct business at the special meeting of stockholders of ATG, a quorum must be present. A majority of the shares of ATG common stock issued and outstanding and entitled to vote at the meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the special meeting. ATG will treat shares of ATG common stock represented by a properly signed and returned proxy or proxy properly submitted electronically as present at the special meeting for purposes of determining the existence of a quorum at the meeting. In general, ATG will count abstentions and broker non-votes as present or represented in determining the existence of a quorum. A non-vote occurs when a broker or nominee holding shares for a beneficial owner does not vote on a proposal because the broker or nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner with respect to the proposal.

Voting of proxies

      General. Shares represented by a proxy will be voted at the special meeting in accordance with the voting instructions specified in the proxy.

      Proxies without voting instructions. Proxies that are properly signed and dated or are properly submitted electronically, but which do not contain voting instructions on one or more proposals will be voted, except as specified in the proxy, FOR the approval of the issuance of ATG common stock pursuant to the merger and the other transactions contemplated by the merger agreement and FOR the grant to ATG’s management of discretionary authority to adjourn the special meeting.

      Voting shares held through broker by proxy. If your ATG shares are held by your broker, your broker will vote your shares for you if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Your broker generally cannot vote your shares without specific instructions from you. If you do not instruct your broker how to vote, your shares may not participate in the votes taken at the special meeting.

      Voting of shares held through broker in person. If your ATG shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your shares a properly executed legal proxy, identifying you as an ATG stockholder, authorizing you to act on behalf of the nominee at the special meeting and specifying the number of shares with respect to which the authorization is granted.

      Other matters. If you sign and return the enclosed proxy card or submit your proxy electronically, you grant to the persons named in the proxy the authority to vote in their discretion on any other matters that are properly presented to the special meeting or any adjournment or postponement of the special meeting. ATG’s management does not presently know of any other matters to be brought before the special meeting. Other matters that are properly presented to the special meeting, unless otherwise provided in ATG’s certificate of incorporation or by-laws or by statute, will be approved if they receive a majority of the votes properly cast on the matter.

Revocation of proxies

      Signing the enclosed proxy card or submitting your proxy electronically will not prevent you, as a record holder of ATG shares, from voting in person at the ATG special meeting or otherwise revoking the proxy. Attendance at the meeting will not by itself constitute a revocation of the proxy. A record holder may revoke a proxy at any time before the special meeting in the following ways:

•	filing with Edward Terino, ATG’s secretary, before the vote at the special meeting, a written notice of revocation bearing a later date than the proxy;

•	executing a later dated proxy relating to the same shares and delivering it to ATG before the vote at the special meeting;

•	logging on to the internet or calling the telephone number on the proxy card in the same manner utilized to submit the proxy electronically and changing your votes; or

•	attending the special meeting, notifying ATG’s secretary that you are present and voting in person.

      Record holders should send any written notice of revocation or subsequent proxy to ATG’s Secretary at 25 First Street, Cambridge, Massachusetts 02141, or hand deliver the notice of revocation or subsequent proxy to ATG’s secretary before the vote at the ATG special meeting.

Solicitation of proxies; expenses

      The solicitation of proxies from ATG stockholders is made on behalf of the board of directors of ATG. ATG will pay all costs of the solicitation of its stockholders, except that ATG and Primus will share the cost of printing and mailing this joint proxy statement/ prospectus and the form of proxy card. ATG has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies by ATG. ATG will pay MacKenzie Partners a fee of approximately $15,000 to $20,000, plus reimbursement of specified out-of-pocket expenses, and will indemnify MacKenzie Partners against losses arising out of its proxy solicitation services on behalf of ATG. In addition to solicitation by mail, MacKenzie Partners and ATG may request that ATG’s directors, officers or employees solicit proxies from stockholders by telephone, in person or by other means. These persons will not receive additional compensation, although they will be reimbursed for any reasonable out-of-pocket expenses they incur in connection with this solicitation. MacKenzie Partners and ATG will also make arrangements with brokerage firms, fiduciaries, and other nominees who are record holders of ATG common stock to forward solicitation materials to the beneficial owners of those shares. ATG will reimburse those brokerage firms, fiduciaries, and other nominees for their reasonable out-of-pocket expenses in connection with this solicitation.

Vote required; tabulation of votes

      The approval of the issuance of ATG common stock pursuant to the merger and the other transactions contemplated by the merger agreement and the grant of authority to adjourn the special meeting will require the affirmative vote of a majority of the shares properly cast at the special meeting. Abstentions and broker non-votes will not count as votes cast on these proposals and, accordingly, will not affect the outcome of the votes on these proposals.

      It may be necessary to adjourn or postpone the special meeting. If a quorum is not present at the special meeting, the special meeting will be adjourned or postponed to enable the ATG board of directors to solicit additional proxies. If a quorum is present but the number of shares voting in favor of the issuance of the ATG common stock pursuant to the merger and the other transactions contemplated by the merger agreement is insufficient to approve the proposal, then, if the adjournment proposal has received the affirmative vote of a majority of the shares of ATG common stock properly cast on that proposal, ATG’s management will have the discretion to adjourn the special meeting to a date or dates not later than November      , 2004 to provide ATG’s board of directors additional time to solicit proxies in favor of the issuance of the ATG common stock.

      ATG’s transfer agent, EquiServe Trust Company, N.A., will tabulate the votes on each proposal. EquiServe will tabulate the vote on each matter submitted to stockholders separately.

Recommendation of the ATG board of directors

      After careful consideration, ATG’s board of directors has unanimously approved the merger and the merger agreement and recommends a vote FOR the approval of the issuance of ATG common stock pursuant to the merger and the other transactions contemplated by the merger agreement. The ATG board also recommends that ATG stockholders vote FOR the adjournment proposal.

Appraisal or dissenters’ rights

      Holders of ATG common stock are not entitled to appraisal or dissenters’ rights in connection with the transactions contemplated by the merger agreement or the adjournment proposal.

SPECIAL MEETING OF PRIMUS SHAREHOLDERS

Date, time and place

      The special meeting of Primus’ shareholders will be held at 10:00 a.m., local time on October      , 2004, at the offices of Preston Gates & Ellis LLP, 925 Fourth Avenue, Suite 2900, Seattle, Washington 98104.

      These joint proxy statement/ prospectus materials were mailed on or about September      , 2004 to all Primus shareholders entitled to vote at the special meeting.

Matters for consideration

      At the special meeting, Primus shareholders will be asked to:

•	consider and vote on a proposal to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/ prospectus, and the merger of Primus with and into a subsidiary of ATG upon the terms and subject to the conditions of the merger agreement; and

•	to consider and vote upon a proposal to grant Primus’ management discretionary authority to adjourn or postpone the special meeting to a date or dates not later than November , 2004, if necessary to enable Primus’ board of directors to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement; and

•	to transact any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

Recommendation of the Primus board of directors

      Primus’ board of directors has determined that the merger is advisable and that is in the best interests of Primus and its shareholders for Primus to enter into the merger agreement and consummate the merger. Primus’ board of directors has adopted the merger agreement and unanimously recommends a vote FOR the merger agreement and the merger.

Record date; outstanding shares; shares entitled to vote

      Only holders of record of Primus common stock at the close of business on the record date, September      , 2004, are entitled to notice of and to vote at the special meeting. As of the record date, there were                shares of Primus common stock outstanding, held of record by approximately           shareholders. Each holder of Primus common stock is entitled to one vote for each share of Primus common stock such person owned as of the record date. If you do not vote, either in person or by proxy, it will have the same effect as voting against the merger agreement.

Quorum and vote required

      The required quorum for the transaction of business at the special meeting is a majority of the shares of Primus common stock outstanding on the record date, represented in person or by proxy.

      Pursuant to Primus’ Articles of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding shares of Primus common stock is required to approve the merger agreement.

      As of the record date of the special meeting, shareholders of Primus holding approximately 14.6% of the outstanding shares of common stock entitled to vote at the meeting have executed voting agreements whereby they have agreed to vote in favor of the merger and these shareholders have executed a proxy in favor of ATG to this effect.

Voting of proxies

      The Primus board of directors requests that you return the proxy card accompanying this joint proxy statement/ prospectus for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Primus. All properly signed proxies that are received prior to the vote at the special meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the proposals relating to the merger. Primus shareholders may revoke their proxies at any time before they are exercised at the meeting by taking any of the following actions:

•	delivering to the secretary of Primus, by any means, including facsimile, a written notice, bearing a date later than the date of proxy, stating that the proxy is revoked;

•	signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

      Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

      Primus does not expect that any matter other than approval of the merger agreement and merger will be brought before the special meeting. If other matters are properly presented and are within the purpose of the special meeting, however, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

      If you need assistance in completing your proxy card, please contact Primus’ proxy solicitor, The Altman Group, at (800) 762-8393 or write to the following address:

The Altman Group, Inc.

1275 Valley Brook Avenue
Lyndhurst, NJ 07071

Abstentions and broker non-votes

      Only shares affirmatively voted for approval of the merger agreement and the merger, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes FOR the merger agreement and the merger.

      Brokers who hold shares of Primus common stock in street name for a beneficial owner of those shares may not give a proxy to vote those shares without specific instructions from the beneficial owner. These non-voted shares are referred to as broker non-votes. If your broker holds your Primus stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this joint proxy statement/ prospectus.

      Abstentions and broker non-votes will be included in determining the presence of a quorum, but will have the same effect as voting against the merger agreement.

Share ownership of management

      As of September      , 2004, the record date, Primus’ directors and executive officers as a group beneficially owned                      shares of Primus common stock, including shares issuable upon the exercise of stock options exercisable within 60 days from the record date, or approximately      % of Primus’ outstanding shares on the record date. All of Primus’ executive officers and directors have executed the voting agreement referenced above with ATG, under which they have agreed to vote their shares in favor of the merger.

Solicitation of proxies and expenses

      The enclosed proxy is solicited by and on behalf of Primus’ board of directors. Primus will pay the costs of soliciting and obtaining the proxies, including, upon request, the costs of reimbursing banks, brokers, and other custodians, nominees and fiduciaries, for forwarding proxy materials to their principals. Proxies may be solicited, without additional compensation, by Primus’ officers, directors and employees by mail, telephone, facsimile or in person. Primus has engaged The Altman Group to assist it in the distribution and solicitation of proxies. Primus estimates that it will pay The Altman Group approximately $6,500 for its services and will reimburse The Altman Group for reasonable out-of-pocket expenses.

Dissenters’ rights

      Under Washington law, Primus’ shareholders have the right to dissent from the merger and to receive payment for the fair value of their shares of Primus common stock. To preserve your rights, if you wish to exercise your statutory dissenters’ rights, you must:

•	deliver to Primus, prior to the vote being taken at the special meeting, written notice of your intent to demand payment for your shares of Primus common stock if the merger is consummated;

•	not vote your shares in favor of the merger agreement; and

•	follow the statutory procedures for perfecting dissenters’ rights under Washington law.

      Merely voting against the merger agreement will not preserve your dissenters’ rights. See “The Proposed Merger — Rights of dissenting Primus shareholders” for a summary of the rights of Primus shareholders under Chapter 23B.13 of the Washington Business Corporation Act to dissent from the merger, receive an appraisal as to the fair value of their shares of Primus common stock and receive payment for their common stock instead of receiving the merger consideration. Chapter 23B.13 of the Washington Business Corporation Act is reprinted in its entirety and attached to this joint proxy statement/ prospectus as Annex E. Failure to precisely comply with all procedures required by Washington law will result in the loss of your dissenters’ rights.

      You should not send in any certificates representing Primus common stock. Following the effective time of the merger, you will receive instructions for the surrender and exchange of your Primus stock certificates.

THE PROPOSED MERGER

      This section of this joint proxy statement/ prospectus describes material aspects of the proposed merger, including the merger agreement. While ATG and Primus believe that this description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read the entire merger agreement and the other documents referred to herein carefully and in their entirety for a more complete understanding of the merger.

The merger; effect of the merger

      ATG, Autobahn Acquisition, Inc. and Primus entered into an agreement and plan of merger on August 10, 2004, a copy of which is attached as Annex A to this joint proxy statement/ prospectus, is incorporated herein by reference, and is referred to in this joint proxy statement/ prospectus as the merger agreement. Similarly, when we refer to the merger, we mean the merger of Autobahn Acquisition, Inc., a subsidiary of ATG, with and into Primus. As a result of the merger, the separate corporate existence of Autobahn Acquisition, Inc. will cease and Primus will survive the merger as a wholly owned subsidiary of ATG.

Merger consideration

      In the merger, Primus shareholders will receive 1.4169 shares of ATG common stock in exchange for each share of Primus common stock they hold, subject to adjustment based on the amount of the adjusted working capital of Primus on the measurement date, as more fully described in “The Merger Agreement — Exchange ratio and working capital adjustment” on page 71. In general:

•	If Primus’ adjusted working capital at the measurement date is positive, or is a deficiency not greater in magnitude than $(1.0 million), the exchange ratio will be 1.4169.

•	If Primus’ adjusted working capital at the measurement date is a deficiency greater in magnitude than $(1.0 million), the amount by which this deficiency exceeds the $(1.0 million) standard is referred to for purposes of the adjustment as a “working capital deficiency.” If the working capital deficiency is greater than zero and less than or equal to $2.5 million, the exchange ratio will be equal to 1.3567.

•	If Primus’ working capital deficiency, as defined above, is greater than $2.5 million, then the exchange ratio will be equal to 1.3567 minus the product of:

•	0.00000004328, multiplied by

•	the amount by which the working capital deficiency exceeds $2.5 million.

•	In no event will the exchange ratio be lower than 1.2976.

      The following table presents the approximate effect on the exchange ratio of various assumptions as to the amount of Primus’ adjusted working capital at the measurement date.

Primus’ assumed adjusted	Working capital	Resulting
working capital	deficiency	exchange ratio

$1,000,000	—	1.4169
$(1,000,000)	—	1.4169
$(1,000,001)	$1	1.3567
$(3,500,000)	$2,500,000	1.3567
$(4,000,000)	$3,000,000	1.3351
$(4,500,000)	$3,500,000	1.3134
$(5,000,000)	$4,000,000	1.2976

      In addition, the number of shares of ATG common stock that Primus shareholders will receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the merger agreement and the completion of the merger. ATG will not issue fractional shares of its common stock in the merger. Instead, each Primus shareholder otherwise entitled to a fractional share will receive cash, without interest, in lieu of a fraction of a share of ATG common stock. Specifically, the exchange agent in the merger will, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, notify ATG of such amount, and ATG will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to the owners of fractional interests.

ATG executive officers and directors after the merger

      The merger will not result in a change in the executive officers of ATG. However, immediately following the effective time of the merger, ATG’s board of directors will expand from seven to nine. Daniel C. Regis, currently a director of Primus, will become a class II director of ATG and Michael A. Brochu, currently the president, chief executive officer and chairman of the board of Primus, will become a class III director of ATG. For more information on Messrs. Regis and Brochu, see “New Additions to ATG’s Board of Directors” on page 86.

Treatment of Primus stock options and warrants

      At the effective time of the merger, each outstanding Primus stock option and warrant that is outstanding immediately prior to the closing will cease to represent a right to acquire shares of Primus common stock and will be converted into an option or warrant to purchase a number of shares of ATG common stock equal to the number of shares of Primus common stock subject to such option or warrant multiplied by the final exchange ratio, at a per share exercise price equal to the per share exercise price of such option divided by the final exchange ratio, as more fully described in “The Merger Agreement — Treatment of Primus stock options and warrants” on page 72.

Treatment of rights under Primus’ employee stock purchase plan

      If an offering period under Primus’ 1999 employee stock purchase plan is in progress on the date the merger is expected to close, Primus will abbreviate the offering period and set a new exercise date so that the offering period will end on the day before the closing of the merger, as more fully described in “The Merger Agreement — Treatment of rights under Primus’ employee stock purchase plan” on page 73.

Background of the merger

      As part of ATG’s fiscal 2003 strategic planning process, in May 2003 ATG management presented to the ATG board a plan that included expansion of its product offering into the self-service application market. ATG’s plan was to pursue an organic development strategy in the self-service market, complemented by strategic acquisitions that would allow ATG to gain more critical mass and establish itself as a market leader in the self-service market. To this end, ATG management recommended to the board that it pursue selective acquisitions with the assistance of an investment banker. On July 14, 2003, ATG engaged SG Cowen & Co., LLC to assist the company with its merger and acquisition activity. In September 2003, ATG management met with the ATG board to present a list of possible transaction candidates in the self-service market. A number of candidates were identified, including Primus.

      As part of ATG’s strategic plan, in November 2003, Robert D. Burke, ATG’s president and chief executive officer, met in Seattle, Washington with Michael A. Brochu, Primus’ president and chief executive officer, and David B. Ridout, Primus’ vice president, marketing and business development, to explore the possibility of a business relationship between the two companies. The two companies executed a bi-lateral nondisclosure agreement and Messrs. Burke, Brochu and Ridout discussed the enterprise software market generally, mergers and acquisitions activity in their industry and the potential for joint marketing efforts, a strategic partnership or a business combination between the two companies.

      In December 2003, Mr. Burke updated the ATG board regarding ATG’s merger and acquisition activities.

      On April 30, 2004, the Primus board of directors held a regularly scheduled, quarterly meeting in Seattle, Washington. The meeting was also attended by members of Primus’ senior management. At the meeting, senior management briefed the Primus board of directors regarding the status of the ongoing discussions between Primus and third parties who had expressed recent interest in exploring strategic alternatives. After discussion, the board determined that it would look to a previously established Primus strategic committee to work with senior management to further evaluate these alternatives.

      On May 12, 2004, Mr. Ridout called Mr. Burke to follow up on their November 2003 conversation.

      On May 13, 2004, ATG management met with the ATG board to update its strategic plan, including merger and acquisition activity. Mr. Burke discussed meetings that he had completed with various candidates and identified several leading candidates for potential acquisition, including Primus.

      During the week of May 17, 2004, Mr. Burke, Edward Terino, ATG’s senior vice president and chief financial officer, and Cliff Conneighton, ATG’s senior vice president, marketing had a number of telephone conversations with Messrs. Brochu and Ridout and with Ron Stevens, Primus’ chief financial officer, in which they discussed a possible strategic relationship or combination.

      On May 21, 2004, the ATG board met and Mr. Burke and representatives of SG Cowen reported to the board on management’s preliminary discussions with Primus regarding a possible combination and on the strategic rationale and potential benefits of such a transaction, and the board authorized management to pursue discussions with Primus concerning a business combination.

      On May 24, 2004, Mr. Burke sent Mr. Brochu an email, which included a PowerPoint presentation describing the benefits of a combination between ATG and Primus.

      On May 26, 2004, the Primus Strategic Committee held a meeting to discuss the various strategic alternatives available to Primus and agreed to engage Broadview International to assist in the evaluation of strategic opportunities. On May 28, 2004, Primus formally engaged Broadview to assist in analyzing, structuring, negotiating and effecting a business combination or other transaction (including both buy side and sell side transactions).

      On June 3, 2004, Broadview spoke with ATG and other third parties to discuss the next steps necessary in order for the parties to commence merger discussions.

      On June 8, 2004, ATG management provided the ATG board with an update on the discussions between ATG and Primus.

      During the weeks of June 7 and June 14, 2004, Mr. Burke spoke with Mr. Brochu, representatives of SG Cowen and Broadview discussed process and timing issues relating to a possible transaction, and Messrs. Burke and Terino conferred with representatives of SG Cowen and Foley Hoag LLP, counsel to ATG, to initiate the preparation of a term sheet and exclusivity agreement for a possible transaction.

      On June 15, 2004, Broadview spoke with SG Cowen to discuss a possible proposal from ATG to acquire Primus.

      On June 17, 2004, Broadview participated in a conference call with Primus senior management and the Primus Strategic Committee to discuss the status of various strategic opportunities, including the opportunity presented by ATG. The Primus strategic committee unanimously authorized Primus senior management and Broadview to negotiate with ATG and other third parties the terms of a potential combination. The Primus strategic committee also directed Broadview to conduct a market check by contacting a number of other companies that Broadview and senior management had identified as either other potential acquirers or business combination opportunities to determine the level of interest of those third parties.

      From June 24, 2004 through July 6, 2004, Mr. Burke and Mr. Brochu held various calls to discuss the opportunity and details necessary to proceed.

      On July 7, 2004, the Primus board held a meeting in Seattle, Washington that Mr. Burke attended at which he made a presentation concerning the possible benefits of a business combination between ATG and Primus and discussed on a preliminary basis the possible structure and key terms of a potential combination. After Mr. Burke was excused from the meeting, Broadview briefed the Primus board and management regarding the status of the ongoing exchange of information between ATG and Primus, as well as ongoing discussions with other third parties that had expressed recent interest in exploring a potential business combination with Primus. As a result of this update, the Primus board authorized Broadview and senior management to continue negotiations with ATG and such other third parties.

      On July 9, 2004, at the direction of ATG’s board and management, SG Cowen sent to Broadview a proposed term sheet setting forth principal terms of a potential acquisition by ATG of Primus, including a proposed exchange ratio of 1.35 shares of ATG common stock for each Primus share, subject to adjustment based on Primus’ cash and working capital at closing, along with a form of exclusivity agreement. On the same date, Mr. Stevens communicated with Messrs. Burke and Terino by email and telephone concerning arrangements for commencement of the parties’ respective due diligence investigations of each other. Later that evening, representatives of Broadview and SG Cowen discussed Primus’ response to ATG’s proposals, and subsequently Broadview forwarded to SG Cowen written comments of Preston Gates & Ellis LLP, counsel to Primus, on the proposed term sheet and exclusivity agreement.

      On July 10, 2004, Messrs. Burke and Terino and representatives of SG Cowen and Foley Hoag conferred by telephone to discuss Primus’ comments, the most significant of which were Primus’ objection to the exchange ratio adjustment provision and to a related closing condition, and its proposal for a shorter exclusivity period. Later that day, SG Cowen forwarded to Broadview revised drafts of the proposed term sheet and exclusivity agreement.

      On July 13, 2004, Messrs. Burke and Brochu spoke by telephone and discussed the proposed working capital adjustment and the term of the exclusivity agreement, and SG Cowen subsequently sent to Broadview further revised versions of the term sheet and exclusivity agreement. Mr. Terino spoke by telephone with Mr. Stevens regarding the due diligence process. Later that day, Mr. Stevens sent to Mr. Burke additional suggested revisions to the term sheet.

      On July 14, 2004, Messrs. Burke and Terino conferred by telephone with representatives of SG Cowen and Foley Hoag. SG Cowen forwarded to Broadview a further revised version of the term sheet, and representatives of Broadview and SG Cowen spoke by telephone about the working capital adjustment.

      On July 15, 2004, Broadview and SG Cowen exchanged further revisions to the term sheet and exclusivity agreement, and these were discussed by telephone by representatives of ATG and Primus and their respective legal and financial advisors. Later that day, SG Cowen sent to Broadview a final version of the term sheet. On the same day, Mr. Brochu executed the exclusivity agreement, which provided that until August 6, 2004, Primus would negotiate exclusively with ATG with respect to any business combination involving Primus.

      On July 16, 2004, representatives of ATG and its legal and financial advisors commenced ATG’s due diligence investigation of Primus, which continued through August 10, 2004. During the weeks of July 19 and July 26, 2004, they interviewed members of Primus management, including Mr. Stevens, David M. Williamson, Primus’ vice president of business affairs and general counsel, and other Primus executives, in Seattle, Washington, Washington, DC and Belfast, Northern Ireland. They also met with representatives of their financial advisors and of Preston Gates & Ellis, and reviewed documents made available by Primus and its counsel and accountants.

      From July 16, 2004 through August 10, 2004, Primus’ senior management, their financial advisors and Preston Gates & Ellis performed legal and financial due diligence on ATG, including a reviewing records and interviewing ATG management at ATG’s headquarters in Cambridge, Massachusetts.

      On July 20, 2004, ATG management met with the ATG board and discussed the status of its activities with Primus, including the term sheet, due diligence process, and a calendar for completing the transaction.

      On July 27, 2004, Foley Hoag sent to Primus and to Preston Gates & Ellis a draft of a proposed definitive merger agreement.

      On July 27, 2004, Mr. Burke met with Mr. Brochu in Seattle, and on July 28 and 29, 2004 Messrs. Burke and Terino met with Messrs. Brochu, Stevens, Williamson and other members of Primus management. They discussed the two companies’ products, customers and personnel and issues relating to integration of the two companies. They also discussed matters relating to the proposed merger agreement.

      On July 30, 2004, the Primus board held a meeting in Seattle, Washington at which members of Primus’ senior management and Broadview were present. The board discussed the most recent proposal from ATG and Broadview advised the board that, despite making a number of contacts with potential third-party acquirers, there were no third parties that were reasonably likely to make an offer that would be superior to the one proposed by ATG within a time frame that would not jeopardize Primus’s ability to act on the ATG opportunity.

      On August 2, 2004, Preston Gates & Ellis forwarded to Foley Hoag its preliminary comments on the proposed definitive merger agreement, and Foley Hoag forwarded to Preston Gates & Ellis a draft of the proposed voting agreement.

      During the week of August 2, 2004, representatives of ATG continued their due diligence investigation of Primus, and representatives of Primus and of Preston Gates & Ellis continued Primus’ due diligence investigation of ATG.

      On August 3, 2004, the ATG board met and received a report from Messrs. Burke and Terino, other members of ATG management, and representatives of SG Cowen and ATG’s financial and legal advisors on the status of negotiations with Primus and ATG’s due diligence investigation of Primus.

      On August 4 and 5, 2004, Messrs. Terino and Stevens and representatives of Foley Hoag and Preston Gates & Ellis met in Cambridge, Massachusetts to negotiate the terms of the definitive merger agreement and the voting agreement.

      On August 5, 2004, a proposed form of merger agreement and related ancillary agreements and schedules were forwarded by Preston Gates & Ellis to the Primus board for review and consideration. In addition, Broadview forwarded a copy of its financial presentation to the Primus board for review and consideration.

      On August 5, 2004, the Primus board held a meeting at which members of the Primus management team, Preston Gates & Ellis and Broadview participated. Management discussed with the board ATG’s and Primus’ separate and pro forma combined financial and business information, the strategic rationale for a combination of the two companies, and the results of Primus’ due diligence review of ATG. Broadview then presented its financial analysis of the proposed merger to the board. Preston Gates & Ellis then discussed with the board the proposed terms of the merger agreement and the ancillary agreements referred to therein and the board’s fiduciary duties in considering approval of the proposed merger and related proposals. After deliberations, the independent members of the Primus board (all directors present, excluding Mr. Brochu) unanimously approved the proposed merger and the terms in substantially the form set forth in the agreement presented to the board, declared it to be advisable and in the best interest of Primus shareholders, resolved to recommend that Primus shareholders vote in favor of the merger, and authorized management to proceed with the transaction. The board authorized the strategic committee to approve the final terms of the merger agreement upon delivery of a fairness opinion by Broadview.

      On August 6, 2004, the ATG board met and received a briefing from Messrs. Burke and Terino and representatives of SG Cowen and Foley Hoag on the status of the negotiations. Following this meeting, Mr. Burke telephoned Mr. Brochu and they discussed various issues relating to the merger agreement.

      Between August 6, 2004 and August 10, 2004, representatives of ATG, Primus, SG Cowen, Broadview, Foley Hoag and Preston Gates & Ellis participated in a series of conference calls to finalize the definitive merger agreement and related schedules.

      On August 10, 2004, the strategic committee of the Primus board held a meeting at which Broadview delivered both an oral and written opinion to the Primus board that, based upon and subject to the matters described in the opinion, the proposed exchange ratio was fair, from a financial point of view, to Primus shareholders. Thereafter, the strategic committee approved the final terms of the merger agreement and authorized Mr. Brochu to execute and deliver the merger agreement and various related agreements on behalf of Primus.

      On August 10, 2004, the ATG board met to consider the revised merger agreement and the merger. Messrs. Burke and Terino summarized the manner in which the principal open issues had been resolved, as set forth in the proposed definitive merger agreement. SG Cowen delivered its opinion that, based upon the analytical procedures performed by it and subject to the various assumptions and limitations set forth in the opinion, the exchange ratio set forth in the definitive merger agreement is fair, from a financial point of view, to ATG. Following these presentations, the ATG board voted unanimously to approve the merger and the issuance of ATG common stock pursuant to the merger, and to authorize Messrs. Burke and Terino to finalize, execute and deliver the merger agreement and various related agreements on behalf of ATG.

      During the course of the day on August 10, 2004, Primus delivered to ATG the voting agreements contemplated by the merger agreement, certain key executives of Primus signed and delivered employment agreements with ATG, to take effect upon the consummation of the merger, and the form of the definitive merger agreement was finalized.

      After the close of trading of ATG’s common stock on the Nasdaq National Market and of Primus’ common stock on the Nasdaq SmallCap Market on August 10, 2004, ATG, its subsidiary, Autobahn Acquisition, Inc. and Primus signed the merger agreement, and ATG and Primus announced the execution of the merger agreement in a joint press release. On the morning of August 11, 2004, ATG and Primus’ management teams conducted a joint conference call about the transaction that was open to the public.

ATG’s reasons for the merger

      The ATG board believes that the market for online commerce and online self- and assisted service software applications is poised for rapid growth and is highly fragmented, and that consolidation in its industry is likely in the near term. The ATG board believes that an opportunity exists, through the proposed combination with Primus, for ATG to become the leader in online business applications software.

      Online consumer commerce is increasingly prevalent, driven by numerous factors, including rapid growth in the number of consumers with broadband access and intense competition among retailers, financial institutions, telecommunications providers, travel and hospitality businesses and media and entertainment companies, among others, to reach consumers through online channels. As a result, according to industry analysts, expenditures on e-commerce information technology have been outpacing overall information technology spending, as companies engaged in online commerce seek to compete with each other by providing consumers with improved ease of use, better self-service capabilities and a more relevant and personalized customer experience.

      To date, participants in ATG’s industry generally have consisted of a number of small enterprise software vendors, typically with annual revenues of less than $100 million, each of which offers a subset of the functionality that ATG believes is necessary to address the above requirements. The ATG board believes that a software vendor that can offer an enterprise application suite combining commerce, marketing and service applications in an integrated, cross-channel environment including the web, email and call centers will have a significant competitive advantage.

      ATG brings to the proposed combination a highly rated e-commerce platform with advanced scenario personalization technology and strong e-marketing capabilities, while Primus brings highly rated call center support, email response management and web self-service technologies. The ATG board believes that combining the technology, research and development resources, customer relationships and sales and marketing capabilities of the two companies will create a stronger and more competitive company, with the breadth and scale that the market demands. The ATG board believes that the combined company will have better prospects for long-term growth and profitability than either company would have alone, would offer a broad set of product offerings focused on customer interaction and experience desired by ATG’s customers, and have the critical mass in revenues and in research and development, sales and marketing and professional services and support resources to compete more effectively against its competitors.

      In reaching its decision to enter into the merger agreement and the merger and to unanimously recommend that ATG stockholders approve the issuance of ATG common stock pursuant to the merger agreement and the merger, the ATG board identified a number of additional specific reasons why the merger should be beneficial to ATG and its stockholders. These potential benefits include the following:

•	its belief that the acquisition of Primus will better enable ATG to satisfy demand by ATG’s customers for a single, integrated application suite that includes functionality for online commerce and customer service and covers the full range of customer interactions including call centers, e-mail and the internet;

•	the fact that the product offerings of ATG and Primus are largely complementary, with only limited functional overlap, and utilize compatible technology;

•	the opportunity to increase ATG’s revenues by combining Primus’ more than 200 enterprise class customers, most of which are not current customers of ATG, with ATG’s customer base, and by cross selling each company’s product set to the customers of the other company;

•	its belief that enlarging ATG’s installed base and adding to its stream of relatively stable and predictable maintenance and support revenue would benefit ATG’s results of operations;

•	the opportunity to achieve expense reduction synergies through elimination of duplicative functions and expenses, including reductions in staffing costs, operating expenses, facilities costs and information technology costs, which ATG management expected would result in combined savings in the range of $10 million to $15 million in 2005;

•	its belief that the combined experience, research and development resources and sales and marketing capabilities of the two companies will better enable ATG to respond quickly and effectively to rapid changes in technology, customer requirements and competitive landscape which characterize ATG’s industry; and

•	the possibility that the increased float of ATG common stock resulting from the merger will enable stockholders of the combined companies to benefit from greater trading liquidity and may, with the greater size of the combined companies, lead to increased research coverage.

      The ATG board also considered and balanced against the potential benefits of the merger a number of potentially negative factors, including, without limitation, the following:

•	the possibility that ATG might not be successful in integrating Primus’ business with its own, or that the expected benefits of the merger may not be achieved;

•	the risk that ATG’s relationships with its customers, suppliers, employees and investors might be disrupted by the announcement of the proposed merger;

•	the possibility that the market value of ATG common stock might increase, causing a higher than expected aggregate value to be paid to Primus shareholders;

•	the fact that substantial expenses will be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger, many of which will need to be paid whether or not the merger is consummated;

•	the substantial costs expected to be incurred in connection with the merger, primarily in the quarter in which the merger is consummated and the possibility that depreciation, amortization and potential impairment charges associated with the acquisition could adversely affect ATG’s results of operations in future periods;

•	the potential dilutive effect of the issuance of ATG common stock in the merger and the risk that, if the combined companies’ revenues and costs savings from synergies are less than expected, or are achieved more slowly than expected, the transaction may not be accretive beginning in the first quarter of 2005, or at all;

•	the risks and costs associated with litigation pending against Primus, including a securities class action commenced against Primus in 2000 and a patent infringement suit commenced against Primus in 2004;

•	the risk that, despite terms of the merger agreement that provide for a downward adjustment to the exchange ratio if Primus’ adjusted working capital declines below a specified amount, deterioration in Primus’ balance sheet prior to the consummation of the acquisition could require ATG to divert its own working capital to support the operations of Primus; and

•	other factors described in the section entitled “Risk Factors” on page 18.

      In the course of its deliberations, the ATG board also reviewed with ATG’s executive management team and its legal and financial advisors information from a number of sources relating to the merger, including:

•	the terms and conditions of the merger agreement, including the parties’ respective representations and warranties, covenants and closing conditions which, after consulting its legal and financial advisors, ATG’s board considered to be reasonable and consistent in form and substance with those customarily entered into in transactions of this kind described herein;

•	the opinion of SG Cowen that, as of the date of the merger agreement and subject to the considerations set forth in the opinion, the exchange ratio is fair to ATG from a financial point of view. A copy of the opinion of SG Cowen is attached to this joint proxy statement/ prospectus as Annex C. This written opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by SG Cowen;

•	historical and current information about ATG and Primus’ respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter of each company filed with the SEC, analyst estimates, market data and management’s knowledge of the industry;

•	current economic and financial market conditions and historical market prices, volatility and trading information for ATG common stock and Primus common stock;

•	discussions with management, and with ATG’s legal and financial advisors as to their due diligence investigations of Primus, which provided significant information to ATG’s board concerning Primus’ management, business and financial condition; and

•	strategic alternatives to the merger available to ATG, including operating as an independent company without acquiring Primus.

      The above discussion of the information and factors considered by the ATG board is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the ATG board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the ATG board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with ATG’s management and legal, financial and accounting advisors. In considering the factors described above, individual members of the ATG board may have given different weight to different factors. The ATG board considered all these factors as a whole and believed the factors supported its determination to approve the mergers.

      Taking into account all of the material facts, matters and information, including those described above, the ATG board of directors believes that the merger and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, ATG and its stockholders. The ATG board of directors unanimously recommends that the ATG stockholders vote FOR the issuance of ATG common stock pursuant to the merger agreement and the merger.

Opinion of ATG’s financial advisor

      Pursuant to an engagement letter dated July 14, 2004, ATG retained SG Cowen & Co., LLC to render an opinion to the board of directors of ATG as to the fairness, from a financial point of view, to ATG of the exchange ratio in the transaction.

      On August 10, 2004, SG Cowen delivered certain of its written analyses and its oral opinion to the ATG board of directors, subsequently confirmed in writing as of the same date, to the effect that and subject to the various assumptions set forth therein, as of August 10, 2004, the exchange ratio in the transaction was fair, from a financial point of view, to ATG. The full text of the written opinion of SG Cowen, dated August 10, 2004, is attached as Appendix C and is incorporated by reference. Holders of ATG common stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by SG Cowen. The summary of the written opinion of SG Cowen set forth herein is qualified in its entirety by reference to the full text of such opinion. SG Cowen’s analyses and opinion were prepared for and addressed to the ATG board of directors and are directed only to the fairness, from a financial point of view, of the exchange ratio in the transaction, and do not constitute an opinion as to the merits of the transaction or a recommendation to any stockholder as to how to vote on the proposed transaction. The exchange ratio in the transaction was determined through negotiations between ATG and Primus and not pursuant to recommendations of SG Cowen.

      In arriving at its opinion, SG Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the merger agreement dated August 9, 2004;

•	certain publicly available financial and other information for ATG, and certain other relevant financial and operating data furnished to SG Cowen by ATG management;

•	certain publicly available financial and other information for Primus, and certain other relevant financial and operating data furnished to SG Cowen by Primus management;

•	certain internal financial analyses, financial forecasts, reports and other information concerning ATG and Primus prepared by the management of ATG, including the amounts and timing of the cost savings and related expenses expected to result from the transaction furnished to us by the management of ATG, referred to below as the expected synergies, and reserves for contingent liabilities, referred to below as the reserves;

•	discussions SG Cowen had with certain members of the management teams of each of ATG and Primus concerning the historical and current business operations, financial conditions and prospects of ATG and Primus, the expected synergies, the reserves and such other matters SG Cowen deemed relevant;

•	the financial performance of ATG and Primus and the prices and trading activity of the common stock of ATG and Primus in comparison with those of other publicly traded companies SG Cowen deemed relevant;

•	certain financial terms of the transaction as compared to the financial terms of certain selected business combinations SG Cowen deemed relevant;

•	certain pro forma financial effects excluding goodwill of the transaction on an accretion/dilution basis; and

•	such other information, financial studies, analyses and investigations and such other factors that SG Cowen deemed relevant for the purposes of its opinion.

      In conducting its review and arriving at its opinion, SG Cowen, with ATG’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by ATG and Primus or which was publicly available, SG Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, this information. In addition, SG Cowen did not conduct any physical inspection of the properties or facilities of ATG or Primus. SG Cowen further relied upon the assurance of management of ATG that they were unaware of any facts that would make the information provided to SG Cowen incomplete or misleading in any respect. SG Cowen, with ATG’s consent, assumed that the financial forecasts and description of expected synergies and the estimate of reserves provided to SG Cowen were reasonably prepared by the management of ATG, and reflected the best available estimates and good faith judgments of such management as to the future performance of ATG, the expected synergies and the reserves. Management of ATG confirmed to SG Cowen, and SG Cowen assumed, with ATG’s consent, that each of the financial forecasts, expected synergies and reserves, with respect to ATG and Primus provided a reasonable basis for its opinion.

      SG Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of ATG or Primus, nor was SG Cowen furnished with these materials. With respect to all legal matters relating to ATG and Primus, SG Cowen relied on the advice of legal counsel to ATG. SG Cowen expresses no opinion with respect to such legal matters. SG Cowen’s services to ATG in connection with the transaction were comprised of rendering an opinion from a financial point of view of the exchange ratio in the transaction. SG Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by SG Cowen on the date of its opinion. It should be understood that although subsequent developments may affect its opinion, SG Cowen does not have any obligation to update, revise or reaffirm its opinion and SG Cowen expressly disclaims any responsibility to do so.

      In rendering its opinion, SG Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the transaction will be satisfied without waiver thereof. SG Cowen assumed that the final form of the merger agreement would be substantially similar to the last draft received by SG Cowen prior to rendering its opinion. SG Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the transaction. ATG informed SG Cowen, and SG Cowen assumed, that the transaction will be treated as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

      SG Cowen’s opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote on the proposed transaction. SG Cowen’s opinion does not imply any conclusion as to the likely trading range for ATG common stock following consummation of the transaction or otherwise, which may vary depending on numerous factors that generally influence the price of securities. SG Cowen’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the transaction. SG Cowen expresses no opinion as to the underlying business reasons that may support the decision of the ATG board of directors to approve, or ATG’s decision to consummate, the transaction.

      The following is a summary of the principal financial analyses performed by SG Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. SG Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of ATG the assumptions on which such analyses were based and other factors, including the historical and projected financial results of ATG and Primus. No limitations were imposed by the ATG board with respect to the investigations made or procedures followed by SG Cowen in rendering its opinion.

Analysis of selected transactions.

      SG Cowen reviewed the financial terms, to the extent publicly available, of nine precedent transactions involving the acquisition of companies in the software industry, which were announced or completed since January 1, 2001. These precedent transactions were (listed as acquiror/ target):

•	Siebel Systems, Inc./ Eontec Limited

•	chinadotcom corporation/ Pivotal Corporation

•	Melita International Ltd/ Concerto Software, Inc.

•	Interwoven, Inc./ iManage, Inc.

•	ScanSoft, Inc./ SpeechWorks International, Inc.

•	Witness Systems, Inc./ Eyretel plc

•	Open Text Corporation/ Centrinity, Inc.

•	divine, Inc./ Delano Technology Corp.

•	Chordiant Software, Inc./ Prime Response, Inc.

      SG Cowen reviewed the market capitalization of common stock plus total debt less cash and equivalents, referred to below as enterprise value, paid in the precedent transactions as a multiple of latest reported twelve month revenues, referred to below as LTM revenues, and next twelve month revenues, referred to below as NTM revenues.

      The following table presents, for the periods indicated, the multiples implied by the ratio of enterprise value to LTM revenues and NTM revenues. The information in the table is based on the closing stock price of ATG and Primus stock on August 9, 2004.

	Multiples for
	precedent transactions								Multiple implied
									by exchange
	Low		Median		Mean		High		ratio

Enterprise value as a ratio of:
LTM revenue	0.2	x	1.1	x	1.8	x	5.8	x	1.0	x
NTM revenue	0.3	x	1.0	x	1.5	x	2.9	x	0.9	x

      Although the precedent transactions were used for comparison purposes, none of those transactions is directly comparable to the transaction, and none of the companies in those transactions is directly comparable to ATG or Primus. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies.

Analysis of premium/ (discount) paid in selected transactions.

      SG Cowen reviewed the premium/ (discount) of the offer price over the trading prices one trading day, one month and three months prior to the announcement date of 118 acquisition transactions in the software industry, referred to below as the software industry transactions, announced since January 1, 2001, which included 67 transactions between $20 million and $100 million, referred to below as the small cap software industry transactions, and the nine precedent transactions referred to above.

      The following tables present the premium/ (discount) of the offer prices over the trading prices one trading day, one month and three months prior to the announcement date for the software industry transactions, the small cap software industry transactions and the precedent transactions and the premium/ (discount) implied for Primus, based on the exchange ratio in the transaction pursuant to the merger agreement. The information in the tables is based on the closing stock price of ATG and Primus stock on August 9, 2004.

	Premium/ (discount) paid for:

					Small cap software				Premium/
	Software industry transactions				industry transactions				(discount)
Premium/(discount)									implied by
paid to stock price:	Low	Median	Mean	High	Low	Median	Mean	High	exchange ratio

One day prior to announcement	(31)%	29%	47%	260%	(31)%	28%	52%	244%	22%
One month prior to announcement	(61)%	49%	58%	298%	(61)%	49%	59%	298%	30%
Three months prior to announcement	(81)%	59%	65%	362%	(81)%	62%	63%	285%	(44)%

	Premium/(discount) paid for:

	Precedent transactions				Premium/
					(discount) implied
Premium/(discount) paid to stock price:	Low	Median	Mean	High	by exchange ratio

One day prior to announcement	7%	22%	36%	91%	22%
One month prior to announcement	(13)%	29%	41%	133%	30%
Three months prior to announcement	(51)%	84%	57%	110%	(44)%

Analysis of selected publicly traded companies.

      To provide contextual data and comparative market information, SG Cowen compared selected historical operating and financial data and ratios for Primus and ATG to the corresponding financial data and ratios of certain other selected companies whose securities are publicly traded and which SG Cowen believes have operating, market valuation and trading valuations similar to what might be expected of Primus and ATG. These companies were:

•	BroadVision, Inc.

•	Chordiant Software, Inc.

•	E.piphany, Inc.

•	KANA Software, Inc.

•	Onyx Software Corporation

•	ServiceWare Technologies, Inc.

•	Siebel Systems, Inc.

•	Vignette Corporation

      The data and ratios included the enterprise value of the selected companies as multiples of LTM revenues, calendar year 2004 estimated revenues, calendar year 2005 estimated revenues, LTM EBITDA, calendar year 2004 estimated EBITDA and calendar year 2005 estimated EBITDA.

      The following table presents, for the periods indicated, the multiples implied by the ratio of enterprise value to LTM revenues, calendar year 2004 estimated revenues, calendar year 2005 estimated revenues, LTM EBITDA, calendar year 2004 estimated EBITDA and calendar year 2005 estimated EBITDA. The information in the table is based on the closing stock price of ATG and Primus stock on August 9, 2004.

	Selected company multiples								Multiple
									implied by
	Low		Median		Median		High		exchange ratio		ATG multiples

Enterprise value as a ratio of:
LTM revenue	0.2	x	0.8	x	0.8	x	1.5	x	1.0	x	0.5x
2004E revenue	0.3	x	0.7	x	0.7	x	1.3	x	1.1	x	0.5x
2005E revenue	0.2	x	0.6	x	0.7	x	1.2	x	0.9	x	0.4x
LTM EBITDA	3.7	x	16.1	x	15.4	x	31.8	x	NM		NM
2004E EBITDA	4.3	x	7.7	x	7.6	x	10.6	x	NM		NM
2005E EBITDA	1.8	x	6.1	x	5.3	x	9.2	x	NM		6.6x

      Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Primus or ATG. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Historical stock trading and exchange ratio analyses.

      SG Cowen analyzed the closing prices of Primus common stock and the ratios of the closing prices of ATG common stock to those of Primus common stock over various periods ending August 9, 2004. The table below illustrates the stock prices for those periods and the premium/ (discount) implied by the offer price in the transaction to the historical stock price.

	Primus	Premium/(discount)
	common	implied by
Period	stock price	exchange ratio

Latest six months average	$2.83	(55)%
Latest three months average	$1.72	(27)%
Latest three months prior	$2.26	(44)%
Latest one month average	$1.10	14%
Latest one month prior	$0.97	30%
High (latest twelve months)	$7.33	(83)%
Low (latest twelve months)	$0.97	30%
Current	$1.03	22%
Implied offer price for Primus	$1.26	—

      The table below illustrates the implied exchange ratios over various periods ended August 9, 2004.

	Implied
Period	exchange ratio

Latest twelve month average	2.084	x
Latest six month average	2.069	x
Latest three month average	1.455	x
Latest one month average	1.128	x
Latest five day average	1.147	x
Current	1.157	x
Exchange ratio for Primus	1.417	x

Stock trading history.

      To provide contextual data and comparative market data, SG Cowen reviewed the historical market prices of Primus common stock for the twelve month and twenty-four month periods ended August 9, 2004. SG Cowen noted that over the indicated periods the high and low prices for shares of Primus were:

•	$7.33 and $0.97 for the last twelve month period; and

•	$7.33 and $0.27 for the last twenty-four month period.

      SG Cowen also reviewed the historical market prices of ATG common stock for the twelve month period ended August 9, 2004. SG Cowen noted that over the indicated periods the high and low prices for shares of ATG were:

•	$2.84 and $0.85 for the last twelve month period.

Contribution analysis.

      SG Cowen analyzed the respective contributions of LTM revenues, calendar year 2004 estimated revenues, calendar year 2005 estimated revenues, LTM gross profit, calendar year 2004 estimated gross profit, calendar year 2005 estimated gross profit of ATG and Primus to the combined company, based upon the historical and projected financial results of ATG and Primus as prepared by management of ATG.

	% of combined company

	ATG	Primus
	contribution	contribution

Operating results
LTM
Revenue	69.4%	30.6%
Gross profit	66.2%	33.8%
CY 2004E
Revenues	72.6%	27.4%
Gross profit	71.1%	28.9%
CY 2005E
Revenues	72.0%	28.0%
Gross profit	70.5%	29.5%

Pro forma ownership analysis.

      SG Cowen analyzed the pro forma ownership in the combined company by the holders of Primus and noted that holders of Primus common stock would own approximately 32.0% of the combined company.

Pro forma earnings analysis.

      SG Cowen analyzed the potential effect of the proposed transaction on the projected combined income statement of operations of ATG and Primus for the quarter ended December 31, 2004 and the calendar years ended December 31, 2004 and December 31, 2005. This analysis was based upon (1) the projected financial forecasts of ATG and Primus and (2) 23,855,394 shares of Primus common stock outstanding and options and warrants to purchase 748,975 shares of Primus common stock outstanding based on the treasury stock method as of August 9, 2004. This analysis, with ATG management’s consent, used ATG management’s forecasts for ATG and Primus for the quarter ended December 31, 2004 and calendar year ended December 31, 2005.

      This analysis indicated that the proposed transaction could increase ATG’s projected earnings per share, on an after-tax basis, for the year ended December 31, 2005 by $0.02 on a GAAP basis and $0.04 on a cash basis and could decrease ATG’s projected earnings per share, on an after-tax basis, for the quarter ended December 31, 2004 by $0.01 on a GAAP and cash basis. The table below summarizes the results.

ATG after-tax earnings per share	Accretion/(dilution) $	Accretion/(dilution) %

Quarter ended December 31, 2004 — GAAP and cash basis	$(0.01)	NM
Calendar year ended December 31, 2005 — GAAP basis	$0.02	86.2%
Calendar year ended December 31, 2005 — cash basis	$0.04	143.6%

      The summary set forth above does not purport to be a complete description of all the analyses performed by SG Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. SG Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, SG Cowen believes, and has advised the ATG board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, SG Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of ATG and Primus. These analyses performed by SG Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of ATG, Primus, SG Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by SG Cowen and its opinion were among several factors taken into consideration by the ATG board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

      SG Cowen was selected by the ATG board of directors to render an opinion to the ATG board because SG Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, SG Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SG Cowen is providing financial services for ATG for which it will receive customary fees. In addition, in the ordinary course of its business, SG Cowen and its affiliates may trade the equity securities of ATG and Primus for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to ATG, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received, and may in the future receive, customary fees for the rendering of such services.

      Pursuant to the SG Cowen engagement letter, if the transaction is consummated, SG Cowen will be entitled to receive a customary transaction fee. ATG has also agreed to pay a fee to SG Cowen for rendering its opinion, which fee shall be credited against any transaction fee that SG Cowen is entitled to receive. Additionally, ATG has agreed to reimburse SG Cowen for its out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify SG Cowen against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with SG Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between ATG and SG Cowen, and the ATG board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SG Cowen is contingent upon the completion of the transaction.

Primus’ reasons for the merger

      The Primus board of directors has from time to time reviewed Primus’ strategic alternatives, including the possibility of a business combination. Among the considerations Primus’ board believed were most important in connection with this review were:

•	achieving growth through a combination with strategic partners;

•	expanding its suite of products in certain key business areas, including a broader eService offering, which the board believed would be challenging to achieve on a stand-alone basis;

•	responding to the trend of increasing consolidation in its industry which has resulted in larger, better-financed competitors with increasingly broad and deep product lines and increasing demands by customers for fewer suppliers of more comprehensive solutions; and

•	addressing the challenges presented by the financial markets and the impact on Primus’ shareholders from raising any capital or issuing securities to continue to grow the business.

      The Primus board believes that consolidation with a complementary enterprise software company would be preferable to the dilution to Primus’ existing shareholders from any equity-based acquisitions or incurring equity or debt financing to fund growth. Pursuing a stand-alone strategy was considered to be a viable option, but one which the Primus board viewed as increasingly challenging due to the consolidation trend in Primus’ industry and due to the rising costs of doing business as a public company.

      In reaching its decision to approve and adopt the merger agreement and the merger and to unanimously recommend that Primus shareholders approve the merger agreement and the merger, the Primus board identified reasons why the merger should be beneficial to Primus and its shareholders. These potential benefits include the following:

•	the opportunity for Primus shareholders to receive a premium over the market price for shares of Primus common stock existing before the public announcement of the merger. Based on the closing price for ATG common stock on August 10, 2004, the last full trading day prior to the public announcement of the merger, the exchange ratio range in the merger represented a premium of 27% over the closing price for Primus common stock on August 10, 2004, as well as a premium of 10% over the average closing price of Primus common stock for the 20 trading days ending on August 10, 2004. The premiums above are calculated using the range of possible exchange ratios of 1.2976 to 1.4169, which corresponds to Primus shareholder ownership of 30% to 32% of the combined entity;

•	through the receipt of ATG common stock in the merger, Primus’ shareholders will have the opportunity to participate in the potential for the greater growth, operational efficiencies, financial strength, and earning power of the combined company after the merger; and

•	the increased float of ATG common stock resulting from the merger may afford shareholders of the combined companies an opportunity to benefit from greater trading liquidity and may, with the greater size of the combined companies, increase research coverage.

      In the course of deliberations, the Primus board also reviewed with its executive management team and its legal and financial advisors a number of additional factors relevant to the merger, including:

•	the terms and conditions of the merger agreement including termination fees and closing conditions;

•	the likelihood that the merger would be completed;

•	the expected qualification of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the tax code;

•	the opinion of Broadview International that, as of the date of the merger agreement and subject to the considerations set forth in the opinion, the exchange ratio is fair to holders of Primus common stock from a financial point of view. A copy of the opinion of Broadview is attached to this joint proxy statement/ prospectus as Annex D. This written opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Broadview;

•	historical and current information about ATG’s and Primus’ businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter of each company filed with the SEC, analyst estimates, market data and management’s knowledge of the industry;

•	current economic and financial market conditions and historical market prices, volatility and trading information for Primus common stock and ATG common stock;

•	the belief, based on presentations by Primus’ legal and financial advisors, that the terms of the merger agreement, including the ability of Primus to consider proposed alternative business combinations under some circumstances generally customary for transactions such as the merger;

•	whether strategic alternatives to the merger, including operating as an independent company, would enhance long-term shareholder value; and

•	discussions with management and Broadview as to their investigations of ATG.

      The Primus board also considered and balanced against the potential benefits of the merger a number of potentially negative factors, including, without limitation, the following:

•	the possibility that the merger might not be consummated and the possibility that the public announcement of the merger could adversely impact Primus’:

•	revenues and other operating results, resulting potentially in a downward adjustment in the exchange ratio;

•	ability to attract and retain key management, sales and technical personnel, and

•	customer and strategic partner relationships;

•	the possibility that the market value of ATG common stock might decrease, causing less aggregate value to be paid to Primus shareholders;

•	the substantial expenses to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger;

•	the fact that shareholders of Primus will not receive the full benefit of any future growth in the value of their equity that Primus may have achieved as an independent company, and the potential disadvantage to Primus shareholders who receive ATG common stock in the event that ATG does not perform as well in the future as Primus may have performed as an independent company;

•	the possibility that some provisions of the merger agreement, including the termination fee provisions, would have the effect of discouraging other persons potentially interested in merging with or acquiring Primus from pursuing such an opportunity; and

•	other matters described in the section entitled “Risk Factors” on page 18.

      The above discussion of the information and factors considered by the Primus board is not intended to be exhaustive but is believed to include all material factors considered by the board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Primus board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Primus board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with Primus’ management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Primus board may have given different weight to different factors. The Primus board considered all these factors as a whole and believed the factors supported its determination to approve the mergers. After taking into consideration all of the factors set forth above, Primus’ board concluded that the merger was fair to, and in the best interests of, Primus and that Primus should proceed with the merger.

      Taking into account all of the material facts, matters and information, including those described above, the Primus board of directors believes that the merger and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, Primus and its shareholders. The Primus board of directors unanimously recommends that the Primus shareholders vote FOR approval of the merger agreement and the merger.

      In connection with your consideration of the Primus board’s recommendation to vote in favor of the merger, you should be aware that certain directors and officers of Primus have certain interests in the merger that are different from, and in addition to, the interests of Primus shareholders generally. These interests are discussed in more detail in the section entitled “The Proposed Merger — Interests of certain persons in the merger” on page 64 of this joint proxy statement/ prospectus.

Opinion of Primus’ financial advisor

      Pursuant to a letter agreement dated as of May 28, 2004 Broadview International was engaged to act as financial advisor to the board of directors of Primus. The board of directors selected Broadview based on Broadview’s reputation and experience in the information technology, communications, healthcare technology and media industry in particular. Broadview focuses on providing merger and acquisition advisory services to information technology, communications, healthcare technology and media companies. In this capacity, Broadview is continually engaged in valuing these businesses and maintains an extensive database of information technology, communications, healthcare technology and media mergers and acquisitions for comparative purposes. At the meeting of the Primus board of directors on August 10, 2004, Broadview rendered its opinion that, based upon and subject to the various factors and assumptions described in the Broadview opinion, the per share exchange ratio to be received by holders of Primus common stock under the merger agreement was fair, from a financial point of view, to holders of Primus common stock.

      Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Appendix D to this joint proxy statement/ prospectus. Primus shareholders are urged to, and should, read the Broadview opinion carefully and in its entirety. Broadview’s opinion is directed to Primus’ board of directors and addresses only the fairness of the exchange ratio from a financial point of view to holders of Primus common stock as of the date of the opinion. The Broadview opinion does not address any other aspect of the merger consideration and does not constitute a recommendation to any Primus shareholder as to how to vote at the Primus shareholder meeting. The summary of the Broadview opinion set forth in this joint proxy statement/ prospectus, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

      In rendering its opinion, Broadview, among other things:

•	reviewed the terms of the draft definitive merger agreement furnished to Broadview by Primus’ legal counsel on August 10, 2004;

•	reviewed certain publicly available financial statements and other information with respect to Primus;

•	reviewed draft financial results for Primus for the quarter ended June 30, 2004, prepared and provided to Broadview by Primus management;

•	reviewed certain internal financial and operating information for Primus, including certain projections prepared and provided to Broadview by Primus management;

•	participated in discussions with Primus’ management concerning the operations, business strategy, current financial performance and prospects for Primus;

•	discussed with Primus’ management its view of the strategic rationale for the merger;

•	reviewed the recent reported closing prices and trading activity for Primus common stock;

•	compared certain aspects of Primus’ financial performance with other comparable public companies;

•	reviewed certain equity research analyst reports covering Primus;

•	analyzed available information, both public and private, concerning other comparable mergers and acquisitions;

•	reviewed certain publicly available financial statements and other information with respect to ATG;

•	reviewed draft financial results for ATG for the quarter ended June 30, 2004, prepared and provided to Broadview by ATG management;

•	reviewed certain internal financial and operating information for ATG, including certain projections prepared by ATG management and furnished to Broadview by Primus management;

•	reviewed the recent reported closing prices and trading activity for ATG common stock;

•	discussed with ATG management its view of the strategic rationale for the merger;

•	compared certain aspects of the financial performance of ATG with comparable public companies;

•	analyzed the anticipated effect of the merger on the future financial performance of the consolidated entity;

•	participated in discussions with ATG management concerning the operations, business strategy, financial performance and prospects for ATG;

•	reviewed certain equity research analyst reports covering ATG;

•	assisted in negotiations and discussions related to the merger among Primus, ATG and their respective financial and legal advisors; and

•	conducted other financial studies, analyses and investigations as Broadview deemed appropriate for purposes of its opinion.

      In rendering its opinion, Broadview relied, without independent verification, on the accuracy and completeness of all the financial and other information, including without limitation the representations and warranties contained in the definitive merger agreement, that was publicly available or furnished to Broadview by Primus, ATG or their respective advisors. With respect to the financial projections examined by Broadview, Broadview assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Primus and ATG as to the future performance of Primus and ATG, respectively. Broadview did not make or take into account any independent appraisal or valuation of any of Primus’ or ATG’s assets.

      For purposes of its opinion, Broadview assumed that, as of the date of the opinion, neither Primus nor ATG was involved in any material transaction other than the merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Broadview’s opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion, and any change in such conditions would require a reevaluation of the opinion. Broadview expressed no opinion as to the price at which ATG common stock will trade at any time in the future.

      The following is a brief summary of some of the sources of information and valuation methodologies employed by Broadview in rendering its opinion. These analyses were presented to the Primus board of directors at its meeting on August 10, 2004. This summary includes the financial analyses used by

Broadview and deemed to be material, but does not purport to be a complete description of analyses performed by Broadview in arriving at its opinion. Broadview did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Broadview, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Primus stock performance analysis

      Broadview compared the recent stock performance of Primus with that of the NASDAQ Composite and Primus comparable index. The Primus comparable index is comprised of public companies that Broadview deemed comparable to Primus. Broadview selected companies competing in the customer relationship management software industry with trailing twelve month, referred to below as TTM, revenue between $10 million and $100 million and negative TTM earnings before interest and taxes margin. The customer relationship management software comparable index consists of the following companies: Chordiant Software, Inc.; ServiceWare Technologies, Inc.; Astea International Inc.; Art Technology Group, Inc.; KANA Software, Inc.; Selectica, Inc.; and E.piphany, Inc.

Primus financial performance analysis

      Broadview examined the actual and projected quarterly and annual financial performance of Primus, adjusted for non-recurring events identified through discussions with Primus management where appropriate, for the fiscal periods ending June 30, 2004 and December 31, 2004. Broadview examined Primus’ total trailing twelve months revenue; last half year revenue; last quarter revenue; projected revenue; gross margin; and earnings before interest and tax margin.

Public company comparables analysis

      Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating and balance sheet results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of Primus with publicly available information for the companies comprising the Primus comparable index. For this analysis, as well as other analyses, Broadview examined publicly available information.

      The following table presents, as of delivery, the median multiples and the range of multiples for the Primus comparable index of total market capitalization, referred to below as TMC which is defined as equity market capitalization plus total debt minus cash and cash equivalents, divided by selected operating metrics:

	Median	Range of
	multiple	multiples

TTM TMC/ R	0.53 x	0.14 x - 1.45 x
LHA TMC/ R	0.53 x	0.16 x - 1.48 x
LQA TMC/ R	0.58 x	0.16 x - 1.34 x
Projected 12/31/04 TMC/ R	0.28 x	0.16 x - 1.26 x
TTM TMC/gross profit	0.78 x	0.20 x - 2.76 x
LHA TMC/gross profit	0.81 x	0.22 x - 2.18 x
LQA TMC/gross profit	0.93 x	0.22 x - 2.03 x

      The exchange ratio implied an aggregate ownership percentage in the consolidated entity represented by shares of ATG common stock receivable in the merger by holders of Primus stock of between 30% and

32%. In this regard, Broadview noted that the above comparables imply the following medians and ranges for per share value according to 32%, 31%, and 30% target ownership scenarios:

      Note: The net cash balances used in each scenario are Broadview’s best estimates of the maximum cash balance possible under each scenario.

32% target ownership scenario

	Median	Range of
	implied value	implied values

TTM TMC/ R	$0.92	$0.48 - $1.96
LHA TMC/ R	$0.84	$0.47 - $1.75
LQA TMC/ R	$0.87	$0.47 - $1.58
Projected 12/31/04 TMC/ R(1)	$0.61	$0.48 - $1.61
Projected 12/31/04 TMC/ R(2)	$0.67	$0.52 - $1.90
TTM TMC/gross profit	$1.01	$0.50 - $2.75
LHA TMC/gross profit	$0.88	$0.48 - $1.83
LQA TMC/gross profit	$0.96	$0.48 - $1.71

31% target ownership scenario

	Median	Range of
	implied value	implied values

TTM TMC/ R	$0.89	$0.45 - $1.93
LHA TMC/ R	$0.80	$0.44 - $1.72
LQA TMC/ R	$0.83	$0.44 - $1.55
Projected 12/31/04 TMC/ R(1)	$0.58	$0.45 - $1.58
Projected 12/31/04 TMC/ R(2)	$0.64	$0.49 - $1.87
TTM TMC/gross profit	$0.98	$0.46 - $2.72
LHA TMC/gross profit	$0.85	$0.45 - $1.80
LQA TMC/gross profit	$0.93	$0.44 - $1.68

30% target ownership scenario

	Median	Range of
	implied value	implied values

TTM TMC/ R	$0.73	$0.29 - $1.77
LHA TMC/ R	$0.65	$0.28 - $1.56
LQA TMC/ R	$0.67	$0.28 - $1.39
Projected 12/31/04 TMC/ R(1)	$0.42	$0.29 - $1.42
Projected 12/31/04 TMC/ R(2)	$0.48	$0.33 - $1.72
TTM TMC/gross profit	$0.82	$0.30 - $2.57
LHA TMC/gross profit	$0.69	$0.29 - $1.65
LQA TMC/gross profit	$0.77	$0.28 - $1.52

(1)	Figure based on analyst projections

(2)	Figure based on Primus management projections

Transaction comparables analysis

      Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to Primus based on market focus, business model and size. Broadview reviewed six comparable merger and acquisition transactions from January 1, 2002 through August 9, 2004 involving customer relationship management software transactions with seller revenue greater than $10 million, excluding equity investments and divestitures. Transactions were selected from Broadview’s proprietary database of published and confidential merger and acquisition transactions in the information technology, communications, healthcare technology, and media industries. These transactions consisted of the acquisition of:

      1) Delano Technology Corporation by divine, inc.;

      2) Concerto Software, Inc. by Melita International, Ltd.;

      3) Software Associates International LLC by Dendrite International, Inc.;

      4) Pivotal Corporation by chinadotcom corporation;

      5) SYNAVANT Inc. by Dendrite International, Inc.; and

      6) Eyretel plc by Witness Systems, Inc.

      These comparables exhibit the following median and range for the applicable multiple:

	Median	Range of
	multiple	multiples

Adjusted price/TTM revenue	0.8 x	0.1 x - 1.3 x

      These comparables imply the following medians and ranges for per share value according to 32%, 31%, and 30% target ownership scenarios:

Note: The net cash balances used in each scenario are Broadview’s best estimates of the maximum cash balance possible under each scenario.

32% target ownership scenario

	Median	Range of
	implied value	implied values

Adjusted price/TTM revenue	$1.22	$0.49 - $1.84

31% target ownership scenario

	Median	Range of
	implied value	implied values

Adjusted price/TTM revenue	$1.19	$0.46 - $1.81

30% target ownership scenario

	Median	Range of
	implied value	implied values

Adjusted price/TTM revenue	$1.03	$0.30 - $1.66

Transaction premiums paid analysis

      Broadview considered the premiums paid above a seller’s share price in order to determine the additional value that strategic and financial acquirers, when compared to public stockholders, are willing to pay for companies in a particular market segment. In order to perform this analysis, Broadview reviewed a number of transactions involving publicly-held North American enterprise software sellers. Broadview selected these transactions from its proprietary database by choosing transactions since January 1, 2003 with an equity purchase price between $10 million and $100 million. These transactions consisted of the acquisition of:

       1) Catalyst International, Inc. by ComVest Investment Partners;

       2) SciQuest, Inc. by Trinity Ventures;

       3) Basis 100 Inc. by First American Corporation;

       4) ON Technology Corporation by Symantec Corporation;

       5) Resonate Inc. by Gores Technology Group;

       6) EXE Technologies, Inc. by SSA Global Technologies, Inc.;

       7) Rogue Wave Software, Inc. by Quovadx, Inc.;

       8) Made2Manage Systems, Inc. by Battery Ventures VI, L.P.;

       9) SYNAVANT Inc. by Dendrite International, Inc.;

      10) Latitude Communications, Inc. by Cisco Systems, Inc.;

      11) Timberline Software Corporation by Sage Group plc (Best Software, Inc.);

      12) Comshare, Incorporated by Geac Computer Corporation Limited;

      13) Corel Corporation by Vector Capital Corporation;

      14) Elevon, Inc. by SSA Global Technologies, Inc.;

      15) Valicert Inc. by Tumbleweed Communications Corp.;

      16) Ross Systems, Inc. by chinadotcom corporation (CDC Software Corporation);

      17) Optika Inc. by Stellent, Inc.;

      18) Printcafe Software, Inc. by Electronics For Imaging, Inc.;

      19) Pivotal Corporation by chinadotcom corporation (CDC Software Corporation);

      20) Virage, Inc. by Autonomy Corporation plc;

21)	Triple G Systems Group, Inc. by General Electric Company (GE Medical Systems Information Technologies);

      22) Tangram Enterprise Solutions, Inc. by Opsware Inc.; and

      23) Landacorp, Inc. by SHPS Holdings, Inc.

      The following table presents, as of August 10, 2004, the median premium and the range of premiums for these transactions calculated by dividing:

(1) the offer price per share minus the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction, by

(2) the closing share price of the seller’s common stock twenty trading days or one trading day prior to the public announcement of the transaction:

	Median	Range of
	premium	premiums

Premium paid to seller’s EMC 1 trading day prior to announcement	20.0%	1.9% - 92.3%
Premium paid to seller’s EMC 20 trading days prior to announcement	36.9%	(4.0)% - 78.6%

      The following table presents the median implied value and the range of implied values of Primus’ stock, calculated by using the premiums shown above and Primus’ share price twenty trading days and one trading day prior to August 10, 2004 for the 32%, 31%, and 30% target ownership scenarios:

32%, 31%, and 30% target ownership scenarios

	Median	Range of
	implied value	implied values

Premium paid to seller’s EMC 1 trading day prior to announcement	$1.24	$1.05 - $1.98
Premium paid to seller’s EMC 20 trading days prior to announcement	$1.41	$0.99 - $1.84

     Present value of future potential share price analysis

      Broadview calculated the present value of the future potential share price of shares of Primus’ common stock using analyst projections for revenue for the twelve months ending December 31, 2004. The implied share price calculated using the median TTM TMC/ R for Primus public company comparables applied to analyst estimates and discounted based on the capital asset pricing model using the median capital-structure adjusted beta for the public company comparables is $0.79. The implied share price calculated using the median TTM TMC/ R for the public company comparables and discounted based on the capital asset pricing model using the median capital-structure adjusted beta for the public company comparables is $0.82.

     Relative share price analysis

      Broadview considered the relative value public equity markets have placed on ATG’s and Primus’ common stock from August 8, 2003 through August 9, 2004. For comparative purposes, the implied historical exchange ratio was examined in contrast with the implied exchanges ratios under 32%, 31%, and 30% ownership scenarios implied by the exchange ratio. Based on this analysis, the historical exchange ratio has ranged from 0.51 to 4.61 with an average of 2.08.

     Relative contribution analysis

      Broadview examined the relative contribution analysis measures each of the merging companies’ contribution to selected combined historical and projected operating metrics on a percentage basis. In this analysis, projected figures for Primus and ATG are derived from management estimates. Broadview assumed for the purposes of this analysis that ATG’s proposed acquisition of Primus will be consummated before October 31, 2004.

      The following reflect the relative contribution of ATG and Primus for each operating metric:

	ATG	Primus

TTM revenue	69.4%	30.6%
TTM gross profit	66.2%	33.8%
LHA revenue	72.5%	27.5%
LHA gross profit	70.7%	29.3%
LQA revenue	71.3%	28.7%
LQA gross profit	67.9%	32.1%
Projected 12/31/04 revenue(1)	69.6%	30.4%
Projected 12/31/04 gross profit(1)	67.7%	32.3%

(1)	Figures based on management projections

     ATG stock performance analysis and ATG public company comparables analysis

      Broadview compared the recent stock performance of ATG with that of the NASDAQ composite and ATG comparable indices. The ATG comparable indices are comprised of public companies that Broadview deemed comparable to ATG. Broadview selected companies competing in the customer relationship management industry with trailing twelve month revenue between $10 million and $100 million and negative trailing twelve month earnings before interest and taxes margin. The customer relationship management comparable index consists of the following companies: Chordiant Software, Inc., Inc.; ServiceWare Technologies, Inc.; Astea International Inc.; KANA Software, Inc.; Selectica, Inc.; and E.piphany, Inc.

      Broadview considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical operating results in order to derive multiples placed on a company in a particular market segment. In order to perform this analysis, Broadview compared financial information of ATG with publicly available information for public companies comprising the ATG comparable indices. For this analysis, as well as other analyses, Broadview examined publicly available information.

     Pro forma combination analysis

      Broadview calculated the GAAP earnings per share and cash earnings per share accretion or dilution of the pro forma combined entity taking into consideration various financial effects that will result from a consummation of the merger agreement. This analysis relies upon certain financial and operating assumptions provided by publicly available data about Primus and ATG as well as information provided by Primus and ATG management. Broadview examined a purchase scenario under the assumption that no opportunities for net synergies exist. Based on this scenario, the pro forma purchase model indicates that GAAP earnings per share decreases $0.019 and cash earnings per share increases $0.018 for the calendar year ending December 31, 2004.

     Consideration of the discounted cash flow valuation methodology

      While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for Primus, Broadview considered a discounted cash flow analysis inappropriate for valuing Primus.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Broadview considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Broadview believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

      In performing its analyses, Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Primus. The analyses performed by Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The consideration to be received by Primus pursuant to the definitive merger agreement and other terms of the definitive merger agreement were determined through arm’s length negotiations between Primus and ATG, and were approved by the board of directors of Primus. Broadview did not recommend any specific consideration to the board of directors or that any specific consideration constituted the only appropriate consideration for the merger consideration. In addition, Broadview’s opinion and presentation to the board of directors was one of many factors taken into consideration by the board of directors in making its decision to approve the merger transaction. Consequently, the Broadview analyses as described above should not be viewed as determinative of the opinion of the board of directors with respect to the value of Primus or of whether the board of directors would have been willing to agree to a different consideration.

      Pursuant to the Broadview engagement letter, if the transaction is consummated, Broadview will be entitled to receive a customary transaction fee. Primus has also agreed to pay a fee to Broadview for rendering its opinion, which fee shall be credited against any transaction fee that Broadview is entitled to receive. Primus has also agreed to reimburse Broadview for its out-of-pocket expenses, and has agreed to indemnify Broadview against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Broadview, which are customary in transactions of this nature, were negotiated at arm’s length between Primus and Broadview. Broadview, in the ordinary course of business, has from time to time provided commercial and investment banking services to Primus, including serving as a financial advisor on potential transactions, and has received customary fees for the rendering of such services.

Interests of certain persons in the merger

      When considering the recommendation of Primus’ board of directors, you should be aware that some of Primus’ directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, your interests, and that may create potential conflicts of interest. These interests include, among other things, indemnification rights, acceleration of option vesting and other benefits and payments under some agreements and employee benefit and retention plans. For example, each of the options held by the executive officers and directors listed in the table under the heading “Security Ownership by Principal Shareholders, Management and Directors of Primus” on page 119, will be accelerated and become vested as a result of the merger.

      The Primus board of directors was aware of and considered the interests of Primus’ directors, executive officers and affiliates in approving the merger agreement and merger and recommending that Primus’ shareholders approve the merger agreement and merger. Because of his separate interest in the approval of the merger agreement and the merger, Mr. Brochu did not participate in the Primus board vote on the resolutions approving the merger.

     Change in control arrangements

      In connection with their initial employment as officers of Primus, Primus entered into agreements with each of its current executive officers: Michael A. Brochu, Ronald M. Stevens and David M. Williamson. The agreements provide for certain compensation arrangements upon and following a change of control of Primus and expire one year following a change of control. A change of control occurs under the agreements when:

•	Primus completes a merger, consolidation or share exchange after which its prior shareholders own less than a majority of the surviving corporation;

•	Primus sells substantially all of its assets not in the ordinary course of business; or

•	one person or entity acquires a majority of Primus’ outstanding shares.

      Immediately upon a change of control, 50% of the unvested options of each executive become exercisable. Primus’ 1995 and 1999 stock option plans also provide for vesting of all unvested options in certain circumstances involving a merger, sale or liquidation of Primus.

      If one of Messrs. Brochu, Stevens or Williamson is terminated by Primus without cause or terminates his employment due to a substantial change in his position or responsibilities during the year following a change of control, he will be entitled to his accrued annual base salary, bonus and commissions through the date of termination plus severance pay equal to one-half of annual base salary. Further, all of his outstanding options will become immediately exercisable. To the extent the employee regularly receives commissions as part of his compensation, he will be paid commissions for sales to his former accounts that occur during the six months following termination.

      In connection with the merger, Primus has agreed in principle to amend Mr. Brochu’s change of control agreement, and ATG has agreed in principle to enter into retention agreements with Messrs. Stevens and Williamson. Under these arrangements:

•	Mr. Brochu’s employment by Primus will terminate thirty days after the effective date of the merger, and his severance pay will be increased from six to twelve months’ annual base salary;

•	Mr. Stevens’ employment by Primus will terminate three months after the effective date of the merger and, in consideration of his transition services during that three month period, he will receive, in addition to any severance pay to which he would otherwise be entitled, a retention bonus equal to $50,000; and

•	if the effective date of the merger is prior to December 1, 2004, Mr. Williamson’s employment by Primus will terminate on December 31, 2004 and he will receive, in consideration of his transition services through December 31, 2004 and in addition to any severance pay to which he would otherwise be entitled, a retention bonus equal to $25,000.

     Post-merger board membership

      As of the effective time of the merger, it is expected that Mr. Brochu, and Daniel C. Regis will be appointed to serve on the board of directors of ATG. Mr. Brochu and Mr. Regis will be eligible to receive non-employee director compensation in the same manner as the other outside directors of ATG.

     Assumption and acceleration of stock options

      Under the terms of the merger agreement and the applicable Primus stock option plans, all Primus stock options will accelerate and become fully vested at the time of closing. All options to purchase Primus common stock with exercise prices below $1.33 per share will be assumed by ATG. As a result, stock options priced under $1.33 that have been issued to Primus’ executive officers and directors will be assumed by ATG.

     Indemnification

      The merger agreement provides that, from and after the effective time of the merger, ATG will cause the surviving corporation to fulfill and honor all obligations of Primus under any indemnification agreements between Primus and its directors and officers and the indemnification provisions of Primus’ articles of incorporation and bylaws as in effect on the date of the merger agreement.

      ATG has agreed to maintain in effect, or cause the surviving corporation to use commercially reasonable efforts to maintain in effect, for a period of six years after the effective time of the merger, if available, directors’ and officers’ liability insurance covering those persons who are covered by Primus’ directors’ and officers’ liability insurance policy as of immediately prior to the effective time of the merger on terms not substantially less advantageous than those applicable to Primus’ existing directors and officers. However, neither ATG nor the surviving corporation, as the case may be, is required to expend annually an amount in excess of 150% of the annual premium currently paid by Primus.

Completion and effectiveness of the merger

      The merger will be completed if and after all the conditions to the merger are satisfied or waived, including the adoption and approval of the merger agreement and the merger by the Primus shareholders and the approval by the ATG stockholders of the issuance of shares of ATG common stock in the merger. The merger will become effective upon the filing of articles of merger with the Secretary of the State of Washington. ATG will issue a press release promptly after the merger closes. ATG and Primus are working toward closing the merger as soon as possible and currently expect the merger to be completed in the fourth calendar quarter of 2004. However, the merger is subject to various conditions, and ATG and Primus cannot predict the exact timing of the closing of the merger or whether the merger will close at all.

Exchange of Primus stock certificates

      Promptly after the closing of the merger, ATG will cause the exchange agent, EquiServe, to send to each Primus shareholder a letter of transmittal and instructions for use in exchanging Primus stock certificates for certificates representing shares of ATG common stock and, if applicable, for a check for the fractional share amount to which the shareholder is entitled. See “The Merger Agreement — Exchange of certificates” on page 73 for more details about this topic.

Accounting treatment

      ATG will account for the merger in its financial statements prepared in accordance with GAAP using the purchase method of accounting pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations. The assets acquired and liabilities assumed from Primus will be recorded at their fair values as of the date of the merger. Any excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired will be recorded as goodwill. The results of operations of Primus will be included in ATG’s results of operations from the date of the closing of the merger. A final determination of the required purchase accounting adjustments and the fair value of the assets and liabilities of Primus has not yet been made. Accordingly, the purchase accounting adjustments reflected in the unaudited pro forma condensed combined financial information and the comparative pro forma per share financial information appearing elsewhere in this joint proxy statement/ prospectus are preliminary and subject to change.

Material United States federal income tax consequences of the merger

      The following discussion sets forth the material United States federal income tax consequences of the merger to Primus shareholders.

      Primus shareholders should be aware that this discussion does not deal with all United States federal income tax considerations that may be relevant to them in light of their particular circumstances. For example, the discussion may not be applicable to insurance companies, tax-exempt organizations, financial institutions, mutual funds or those who are not United States persons for United States federal income tax purposes. The discussion does not address all the United States federal income tax consequences relevant to Primus shareholders subject to special rules, including shareholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code, who acquired their shares in connection with stock options or in other compensatory transactions, who hold shares in a hedging transaction or as part of a straddle or conversion transaction, who have a functional currency other than the United States dollar, who are dealers in securities, who are traders in securities that elect to use a mark-to-market method of accounting, who hold Primus stock options to be assumed by ATG in the merger, who hold Primus common stock as “qualified small business stock” under the Internal Revenue Code or who are members of a partnership for United States federal income tax purposes that holds Primus common stock. In addition, the following discussion does not address the tax consequences of the merger under foreign, state, local and other tax laws. This discussion assumes that the Primus common stock is a capital asset in the hands of the holder.

      Accordingly, Primus shareholders are urged to consult their own tax advisers with respect to the specific tax consequences of the merger to them, in view of their particular circumstances.

      No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the merger, and the following summary is not binding on the Internal Revenue Service or the courts. The Internal Revenue Service could adopt a contrary position, and a contrary position could be sustained by a court. This discussion is based upon the Code, laws, regulations, rulings and decisions in effect as of the date of this joint proxy statement/ prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the merger.

      The consummation of the merger is conditioned on the receipt by Primus of an opinion of counsel, dated as of the effective time of the merger, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The opinion is expected to be based on the merger agreement, this joint proxy statement/prospectus, the representation letters of Primus, ATG and Autobahn Acquisition, Inc., and such other documents deemed necessary or appropriate to provide the opinion, all of which must continue to be true and accurate in all respects as of the closing date of the merger, and on certain factual assumptions referred to in the opinion. The opinion will not be binding on the courts or the Internal Revenue Service, nor will it preclude the Internal Revenue Service from adopting a position contrary to that expressed in the opinion.

Tax implications for Primus shareholders

      Subject to the limitations and qualifications set forth above, Preston Gates & Ellis LLP, counsel to Primus, has issued an opinion to Primus to the effect that the merger of ATG’s wholly owned subsidiary with and into Primus will be a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. This means that:

•	Primus shareholders will not recognize gain or loss when they receive ATG common stock solely in exchange for their shares of Primus common stock in the merger, except for cash received in lieu of a fractional share of ATG common stock.

•	Cash payments received by Primus shareholders in lieu of a fractional share of ATG common stock should be treated as if these fractional shares had been issued in the merger and then redeemed by ATG. The Primus shareholders should generally recognize capital gain or loss with respect to these cash payments, measured by the difference if any between the amount of cash received and the basis in such fractional share.

•	The aggregate tax basis of the ATG common stock received by holders of Primus common stock will be the same as the aggregate tax basis of the Primus common stock surrendered in exchange for the ATG common stock.

•	The holding period of the ATG common stock received by holders of the Primus stock in the merger will include the period the exchanged Primus common stock was considered to be held, provided that the Primus common stock surrendered is held as a capital asset at the time of the merger.

•	Gain or loss generally will not be recognized by ATG, Autobahn Acquisition, or Primus as a result of the merger.

      The opinion is based on the merger agreement, this joint proxy statement/ prospectus, the representation letter of Primus addressed to Preston Gates & Ellis LLP, the representation letters of ATG and Autobahn Acquisition, Inc. addressed to Preston Gates & Ellis LLP, and such other documents deemed necessary or appropriate to provide the opinion, all of which must continue to be true and accurate in all respects as of the closing date of the merger, and on certain factual assumptions referred to in the opinion. The opinion is not binding on the courts or the Internal Revenue Service, nor does it preclude the Internal Revenue Service from adopting a position contrary to that expressed in the opinion.

      The preceding discussion is not a complete analysis of all potential tax effects relevant to the merger. Primus shareholders are urged to consult their own tax advisers as to the specific tax consequences of the merger to them, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws, and the effects of any changes in the tax laws.

Regulatory approvals

      This merger is not currently subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, at any time before or after the merger, and notwithstanding that the waiting period is not applicable or that the merger may have been consummated, the U.S. Federal Trade Commission, the U.S. Department of Justice or any state could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

      The completion of the merger is also subject to the effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part and compliance with the applicable corporate laws of the State of Washington.

Listing on Nasdaq of the ATG common stock to be issued in the merger

      ATG has agreed to cause the shares of ATG common stock to be issued and to be reserved for issuance in connection with the merger to be approved for listing on the Nasdaq National Market, or, if applicable, the Nasdaq SmallCap Market, subject to official notice of issuance.

Delisting and deregistration of shares of Primus common stock

      If the merger is completed, Primus’ common stock will be delisted from the Nasdaq SmallCap Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Rights of dissenting Primus shareholders

      The following is a brief summary of the rights of holders of Primus common stock to dissent from the merger and receive cash equal to the fair value of their Primus common stock instead of receiving shares of ATG common stock. This summary is not exhaustive, and you should read the applicable sections of Chapter 23B.13 of the Washington Business Corporation Act, which is attached to this joint proxy statement/ prospectus as Annex E.

      IF YOU ARE CONTEMPLATING THE POSSIBILITY OF DISSENTING FROM THE MERGER, YOU SHOULD CAREFULLY REVIEW THE TEXT OF ANNEX E, PARTICULARLY THE PROCEDURAL STEPS REQUIRED TO PERFECT DISSENTERS’ RIGHTS, WHICH ARE COMPLEX. YOU SHOULD ALSO CONSULT YOUR LEGAL COUNSEL. IF YOU DO NOT FULLY AND PRECISELY SATISFY THE PROCEDURAL REQUIREMENTS OF WASHINGTON LAW, YOU WILL LOSE YOUR DISSENTERS’ RIGHTS.

Requirements for exercising dissenters’ rights

      To exercise dissenters’ rights, you must:

•	deliver to Primus before the vote is taken at the special meeting written notice of your intent to demand the fair value for your Primus common stock if the merger is consummated and becomes effective, and

•	not vote your shares of Primus common stock in favor of the proposal to approve the merger agreement.

      If you do not satisfy each of these requirements, you cannot exercise dissenters’ rights and will be bound by the terms of the merger agreement.

      Submitting a proxy card that does not direct how the Primus common stock represented by that proxy is to be voted will constitute a vote in favor of the merger and a waiver of your statutory dissenters’ rights. In addition, voting against the proposal to approve the merger will not satisfy the notice requirement referred to above. You must file the written notice of the intent to exercise dissenters’ rights with Primus at: Primus Knowledge Solutions, Inc., 1601 Fifth Avenue, Suite 1900, Seattle, WA 98101, Attn: General Counsel.

Dissenters’ rights procedure

      Within ten days after the proposed merger agreement has been approved, Primus will send written notice to all shareholders who have given written notice in accordance with the dissenters’ rights provisions described above and who have not voted in favor of the merger agreement. The notice will contain:

•	the address where the demand for payment and certificates representing shares of Primus common stock must be sent and the date by which they must be received;

•	any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

•	a form for demanding payment that states the date of the first announcement to the news media or to shareholders of the proposed merger and requires certification by the dissenting shareholder of the date such shareholder, or the beneficial owner on whose behalf such shareholder dissents, acquired the Primus common stock or an interest therein; and

•	a copy of the dissenters’ rights provisions under the Washington Business Corporation Act, attached as Annex E.

      If you wish to assert dissenters’ rights, you must demand payment and deposit your Primus certificates within 30 days after the notice is given. IF YOU FAIL TO MAKE DEMAND FOR PAYMENT AND DEPOSIT YOUR PRIMUS CERTIFICATES WITHIN THE 30-DAY PERIOD, YOU WILL LOSE THE RIGHT TO RECEIVE PAYMENT FOR YOUR SHARES UNDER THE DISSENTERS’ RIGHTS PROVISIONS, EVEN IF YOU FILED A TIMELY NOTICE OF INTENT TO DEMAND PAYMENT.

      Except as provided below, within 30 days of the later of the effective time of the merger or Primus’ receipt of a valid demand for payment, Primus will remit to each dissenting shareholder who complied with the requirements of Washington law the amount Primus estimates to be the fair value of the shareholder’s Primus common stock, plus accrued interest. Primus will include the following information with the payment:

•	financial data relating to Primus;

•	Primus’ estimate of the fair value of the shares and a brief description of the method used to reach that estimate;

•	a copy of Chapter 23B.13 of the Washington Business Corporation Act; and

•	a brief description of the procedures to be followed in demanding supplemental payment.

      For dissenting shareholders who were not the beneficial owner of their shares of Primus common stock before                     , 2004, Primus may withhold payment and instead send a statement setting forth its estimate of the fair value of their shares and offering to pay such amount, with interest, as a final settlement of the dissenting shareholder’s demand for payment.

Procedure if you are dissatisfied with payment or offer

      If you are dissatisfied with your payment or offer, you may, within 30 days of the payment or offer for payment, notify Primus in writing and demand payment of your estimate of the fair value of your shares and the amount of interest due. If any dissenting shareholder’s demand for payment is not settled within 60 days after receipt by Primus of such shareholder’s payment demand, Washington law requires that Primus commence a proceeding in King County Superior Court and petition the court to determine the fair value of the shares and accrued interest, naming all the dissenting shareholders whose demands remain unsettled as parties to the proceeding.

      The court may appoint one or more appraisers to receive evidence and make recommendations to the court as to the amount of the fair value of the shares. The fair value of the shares as determined by the court is binding on all dissenting shareholders and may be less than, equal to, or greater than the market price of the ATG common stock to be issued to non-dissenting shareholders for their Primus common stock if the merger is consummated. If the court determines that the fair value of the shares is in excess of any amount remitted by Primus, then the court will enter a judgment for cash in favor of the dissenting shareholders in an amount by which the value determined by the court, plus interest, exceeds the amount previously remitted.

      The court will determine the costs and expenses of the court proceeding and assess them against Primus, except that the court may assess part or all of the costs against any dissenting shareholders whose actions in demanding supplemental payments are found by the court to be arbitrary, vexatious or not in good faith. If the court finds that Primus did not substantially comply with the relevant provisions of Washington law, the court may also assess against Primus any fees and expenses of attorneys or experts that the court deems equitable. The court may also assess those fees and expenses against any party if the court finds that the party has acted arbitrarily, vexatiously or not in good faith in bringing the proceedings. The court may award, in its discretion, fees and expenses of an attorney for the dissenting shareholders out of the amount awarded to the shareholders, if it finds the services of the attorney were of substantial benefit to the other dissenting shareholders and that those fees should not be assessed against Primus.

Dissent by nominees and beneficial owners

      A shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in the shareholder’s name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies Primus in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of the partial dissenting shareholder are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders. Beneficial owners of Primus common stock who desire to exercise dissenters’ rights themselves must obtain and submit the registered owner’s written consent at or before the time they file the notice of intent to demand fair value.

      For purposes of Washington law, “fair value” means the value of Primus common stock immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger, unless that exclusion would be inequitable. Under Washington law, a Primus shareholder has no right, at law or in equity, to set aside the approval and adoption of the merger or the consummation of the merger except if the approval, adoption or consummation fails to comply with the procedural requirements of Washington law, Primus’ articles of incorporation or Primus’ bylaws or was fraudulent with respect to that shareholder or Primus.

THE MERGER AGREEMENT

      The following is a brief summary of the material provisions of the merger agreement. You are urged to read the full text of the merger agreement, which is attached as Annex A to this joint proxy statement/ prospectus.

General

      The merger agreement provides for the acquisition of Primus by ATG through the merger of Autobahn Acquisition, Inc., a wholly owned subsidiary of ATG, into Primus. Primus will be the surviving corporation in the merger. When the merger is effective, each outstanding share of Primus common stock will be converted automatically into a number of shares of ATG common stock, based on the applicable exchange ratio, as described below under “Exchange ratio and working capital adjustment.” No fractional shares of ATG common stock will be issued. In lieu of a fractional share, ATG will pay in cash, rounded to the nearest whole cent, an amount equal to the fraction multiplied by the average closing price of one share of ATG common stock on the Nasdaq National Market for the fifteen trading days before the closing of the merger.

Consideration

      The consideration paid to Primus shareholders in the merger, other than cash in lieu of fractional shares, will consist entirely of shares of ATG common stock. The aggregate number of shares of ATG common stock actually issued will vary based upon the applicable exchange ratio, which may change based on changes in Primus’ working capital as described below, and the number of shares of Primus common stock outstanding at the completion of the merger, which may change between signing and closing for a number of reasons, including option exercises, stock repurchases and warrant exercises. The per-share value of ATG common stock may also change based on changes in its trading price in the same time period. Primus is not permitted to terminate its obligation to complete the merger, nor may Primus resolicit the vote of its shareholders, based solely on changes in the value of ATG common stock.

Exchange ratio and working capital adjustment

      The exchange ratio, which represents the number of shares of ATG common stock to be issued in exchange for each share of Primus common stock, will be between 1.4169 and 1.2976. The final exchange ratio will be determined based upon the amount of Primus’ adjusted working capital, as defined in the merger agreement, immediately prior to the commencement of business on October      , 2004, which is the fifth business day prior to the date fixed for the Primus shareholder meeting. This date is referred to in the merger agreement as the measurement date.

      If Primus’ adjusted working capital at the measurement date is positive, or is a working capital deficiency equal to or lesser in magnitude than $(1.0 million), the exchange ratio will be 1.4169. If Primus’ adjusted working capital at the measurement date is a working capital deficiency greater in magnitude than $(1.0 million), the merger ratio will be adjusted downward. The amount by which Primus’ adjusted working capital deficiency exceeds the $(1.0 million) standard is referred to in the merger agreement as a working capital deficiency. If a working capital deficiency, as defined in the merger agreement, exists, the exchange ratio is determined as follows:

•	If the working capital deficiency is greater than zero and less than or equal to $2.5 million, the exchange ratio will be equal to 1.3567;

•	If the working capital deficiency is greater than $2.5 million, the exchange ratio will be equal to 1.3567 minus the product of:

•	0.00000004328 multiplied by;

•	the amount by which such working capital deficiency exceeds $2.5 million.

•	In no event will the exchange ratio be less than 1.2976.

      In general, Primus’ “adjusted working capital” is an amount equal to the sum of:

•	Primus’ current assets plus the amount of any permitted transaction expenses that were paid by Primus before the measurement date;

•	minus Primus’ current liabilities, excluding any accruals for permitted transaction expenses;

•	plus or minus any other adjustments agreed upon in writing by ATG and Primus.

      The merger agreement provides that in determining the amount of Primus’ adjusted working capital as of the measurement date, Primus’ permitted transaction expenses are limited to a maximum of $1.25 million, and certain other changes in the current assets and liabilities of Primus, in comparison with their amounts as reflected on Primus’ balance sheet at June 30, 2004, are to be excluded.

      On or before October      , 2004, the tenth business day preceding the date fixed for the Primus shareholder meeting, Primus is required to deliver to ATG a preliminary closing certificate setting forth its calculation of its adjusted working capital, determined in the manner specified in the agreement, as of the most recent practicable date, together with Primus’ good faith estimate of the adjusted working capital as of the measurement date. At or before the close of business on the measurement date, Primus is required to deliver to ATG a definitive closing certificate setting forth Primus’ calculation of its adjusted working capital as of the measurement date, to be used in determining the final exchange ratio. Primus must provide such substantiating documents and information relating to each certificate as ATG may reasonably request, and such cooperation and access to the books and records and financial personnel of Primus as ATG may reasonably request in order to confirm that the certificate has been prepared in accordance with the merger agreement.

Treatment of Primus stock options and warrants

      Prior to the effective time of the merger, Primus will take all actions necessary to cause all outstanding stock options and warrants to purchase Primus common stock to become vested and exercisable. At the effective time of the merger, each outstanding Primus stock option and warrant will be treated in one of two ways, depending on the exercise price of the option or warrant.

      In the case of options and warrants that have an exercise price per share of Primus common stock equal to or greater than $1.33, Primus will give notice to the holders of such options and warrants of the accelerated vesting prior to the effective time of the merger, indicating in such notice that the holder will be given the opportunity to exercise the option or warrant in whole or in part on or before the second business day immediately before the closing of the merger, contingent upon the closing of the merger. If and to the extent that such option or warrant is unexercised prior to the effective time of the merger, the option or warrant will terminated by Primus prior to the closing, to the extent permitted by the terms of the applicable options, warrants and option plans, and will not be assumed by ATG.

      In the case of options and warrants outstanding immediately before the effective time of the merger that have an exercise price per share of Primus common stock less than $1.33, each such option and warrant that is not exercised prior to the merger will be assumed by ATG and will be converted into an option or warrant to purchase shares of ATG common stock, upon the same terms and conditions that were applicable to the option or warrant immediately prior to the effective time of the merger. As a result of this assumption and conversion:

•	each assumed Primus option and warrant will become exercisable for the purchase of ATG common stock;

•	the number of shares of ATG common stock issuable on exercise of the assumed Primus option or warrant will be determined by multiplying the number of shares of Primus common stock subject to the Primus option or warrant by the final exchange ratio and rounding down to the nearest whole share of ATG common stock; and

•	the exercise price of the assumed Primus option or warrant will be determined by dividing the exercise price of the Primus option or warrant by the final exchange ratio and rounding up to the nearest whole cent.

      The following table illustrates the impact of this assumption and conversion, at various possible exchange ratios, on an option to purchase 10,000 shares of Primus common stock at an original exercise price of $1.00 per share:

	Shares of ATG common stock
Exchange ratio	issuable upon exercise	Exercise price

1.4169	14,169	$0.71
1.3567	13,567	0.74
1.2976	12,976	0.78

      Primus has informed ATG that as of August 31, 2004, there were outstanding options to acquire 5,788,633 shares of Primus common stock and warrants to acquire 11,921 shares of Primus common stock. Of those options and warrants, 2,596,590 shares of common stock are issuable at exercise prices below $1.33. Assuming that at the completion of the merger the number of shares of Primus common stock subject to outstanding options and warrants at an exercise price below $1.33 is the same as the number on August 31, 2004, and assuming none of such options and warrants are exercised prior to the merger and assuming a final exchange ratio of 1.4169, in the aggregate, those Primus options and warrants would be converted into options and warrants to acquire approximately 3,679,108 shares of ATG common stock at the completion of the merger.

Treatment of rights under Primus’ employee stock purchase plan

      If an offering period under Primus’ 1999 employee stock purchase plan would otherwise be in progress on the date the merger is expected to close, Primus will abbreviate the offering period and set a new exercise date so that the offering period will end on the day before the closing of the merger. Each participant will have the opportunity to withdraw from the plan and be paid his or her accumulated withholdings under the plan, or to have the accumulated withholdings applied to the purchase of shares of Primus common stock on the new exercise date. Primus will notify the participants of the plan of this change before the new exercise date.

Exchange of certificates

      Promptly after the closing of the merger, ATG will cause the exchange agent, EquiServe, to send to each Primus shareholder a letter of transmittal and instructions for use in exchanging Primus stock certificates for certificates representing shares of ATG common stock and, if applicable, a check for the fractional share amount to which the shareholder is entitled.

      Each Primus shareholder must surrender to the exchange agent all of his or her Primus stock certificates along with a properly executed and completed letter of transmittal before he or she can receive certificates representing shares of ATG common stock and cash in lieu of fractional shares, if any. Until surrendered, outstanding Primus stock certificates will be treated for all corporate purposes, other than payment of dividends, as evidence of ownership of the shares of ATG common stock into which the shares of Primus common stock have been automatically converted by operation of the merger. If after August 10, 2004, the date of the merger agreement, ATG declares or makes any dividends or other distributions on its common stock with a record date after the date of the closing of the merger, then any holder of record of Primus common stock will not be paid these dividends or other distributions until he or she surrenders his or her Primus stock certificate along with a properly executed and completed letter of transmittal. When the shareholder surrenders his or her Primus stock certificates, ATG will pay the dividends or other distributions, without interest, to the record holder. No transfer of shares of Primus common stock will be made on the stock transfer books of Primus after the closing of the merger.

      Primus shareholders should not surrender their Primus stock certificates for exchange until they receive the letter of transmittal and instructions from the exchange agent. However, Primus shareholders are urged to notify EquiServe immediately if their Primus stock certificates are lost, stolen, destroyed or not properly registered, in order to begin the process of obtaining replacement Primus stock certificates. EquiServe can be reached at 150 Royall Street, Canton, Massachusetts 02021, (781) 575-2000.

      None of ATG, Autobahn Acquisition, Inc., Primus, and the exchange agent will be liable to any Primus shareholder or ATG shareholder for any undistributed shares of ATG common stock or cash amounts that are delivered to a public official under applicable abandoned property or similar laws.

Dissenters’ rights

      The merger agreement provides that shares of Primus common stock for which dissenters’ appraisal rights are validly exercised will not receive ATG common stock and cash in lieu of fractional shares, if any. Instead, holders of these dissenting shares will receive only the payment that they are entitled to receive as a result of the appraisal process under the Washington Business Corporation Act. See “The Proposed Merger — Rights of dissenting Primus shareholders” on page 68.

Representations and warranties

Representations and warranties of Primus

      The merger agreement contains various representations and warranties of Primus, including representations and warranties as to:

•	Primus’ due organization, valid existence and good standing and its corporate power and authority to own and operate its properties and carry on its business;

•	Primus’ capitalization and the ownership of Primus capital stock and obligations with regard to Primus capital stock;

•	Primus’ power and authority to enter into and perform its obligations under the merger agreement and related agreements;

•	third party consents required for the merger and the absence of conflict between (a) the merger agreement and related agreements, on the one hand, and (b) Primus’ corporate documents, applicable law and Primus material contracts on the other;

•	the accuracy of Primus’ securities filings, and Primus’ financial statements included in them;

•	Primus’ compliance with the Sarbanes-Oxley Act;

•	absence of certain changes in Primus’ business since June 30, 2004, the date of the last Primus financial statements filed with the SEC prior to the execution of the merger agreement;

•	Primus’ timely filing of tax returns and Primus’ liabilities for taxes, and the absence of facts which might prevent the merger from qualifying as a reorganization under the Internal Revenue Code;

•	Primus’ good, unencumbered title to its property and the good condition of its leases;

•	Primus’ ownership of intellectual property, the absence of infringement of third party intellectual property rights by Primus and the absence of any litigation or decree related to Primus’ intellectual property or its products or services;

•	Primus’ compliance with all applicable laws, including employment, health and safety, environmental, and immigration laws and regulations;

•	the absence of any pending or threatened litigation against Primus, its subsidiaries, their properties and their businesses;

•	Primus’ material contracts;

•	Primus’ insurance coverage and the absence of claims under its insurance policies;

•	brokers’ fees or finders’ fees;

•	Primus’ accounts receivable;

•	the receipt by Primus’ board of directors from Broadview of an opinion to the effect that the exchange ratio is fair to Primus’ shareholders from a financial point of view;

•	Primus’ accounting system and internal controls over financial reporting;

•	board action to prevent and applicable corporate laws impeding business combinations from applying to the merger agreement, the merger and the voting agreements; and

•	the identity of affiliates of Primus.

Representations and warranties of ATG and Autobahn Acquisition, Inc.

      The merger agreement contains various representations and warranties of ATG and Autobahn Acquisition, Inc., including representations and warranties as to:

•	their due organization, valid existence and good standing and their corporate power and authority to own and operate their properties and carry on their business;

•	their capitalization and the ownership of their capital stock and obligations with regard to ATG capital stock;

•	ATG’s and Autobahn’s power and authority to enter into and perform their obligations under the merger agreement;

•	the third party consents required for the merger and the absence of conflict between the merger agreement and ancillary agreements, on the one hand, and ATG’s and Autobahn’s corporate documents, applicable law and material contracts, on the other;

•	the accuracy of ATG’s securities filings and the financial statements included in them;

•	ATG’s compliance with the Sarbanes-Oxley Act;

•	absence of certain changes in ATG’s business since June 30, 2004, the date of the last ATG financial statements filed with the SEC prior to the execution of the merger agreement;

•	absence of any pending or threatened litigation against ATG, its subsidiaries, their properties and their businesses;

•	ATG’s accounts receivable;

•	ATG’s ownership of intellectual property, the absence of infringement of third party intellectual property rights by ATG and the absence of any litigation or decree related to ATG’s intellectual property or its products or services;

•	ATG’s compliance with applicable laws;

•	brokers’ fees or finders’ fees; and

•	absence of facts which might prevent the merger from qualifying as a reorganization pursuant to the Internal Revenue Code.

Conduct prior to the effective time

Conduct of business of Primus

      In the merger agreement, Primus agreed to conduct its business in the ordinary course pending the completion of the merger and not to take various actions that could affect its business without the prior consent of ATG. For instance, until the termination of the merger agreement or completion of the merger, Primus will not, except as previously disclosed to ATG:

•	waive any stock repurchase rights, accelerate, amend or change the vesting of options or repurchase rights of restricted stock, or reprice options granted to any employee, consultant or director, or pay cash in exchange for any options or take these actions with regard to warrants or other rights to acquire Primus stock;

•	grant any severance or termination pay to any officer or employee, except under existing agreements or policies, or adopt any new severance plan;

•	transfer to any person or modify existing rights to any of Primus’ intellectual property, except for non-exclusive licenses in the ordinary course of business consistent with past practice;

•	declare or pay any dividends or make other distributions on Primus’ capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any securities with regard to any capital stock;

•	purchase, redeem or otherwise acquire any shares of Primus capital stock or of the capital stock of its subsidiaries, except repurchases of unvested shares at cost in connection with termination of employment with employees pursuant to agreements in effect on the date of the merger agreement;

•	issue, deliver, sell, authorize, pledge or encumber any shares of Primus capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire any shares of its capital stock, or enter into other agreements obligating it to issue these types of securities, except for:

•	those issuable under existing options or warrant agreements or Primus’ employee stock purchase plan, and

•	additional options to acquire up to 150,000 shares of Primus common stock granted to employees;

•	amend the articles of incorporation or bylaws of Primus or any of its subsidiaries;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, any material business or any corporation, partnership, association or other business organization or otherwise acquire or agree to sell any assets which are material to Primus’ business or enter into any joint venture, strategic relationships or alliances or make any material loan or advance;

•	sell, lease, license, encumber or dispose of any properties or assets which are material to the business of Primus;

•	borrow any money or guarantee any indebtedness of another person or issue or sell any debt securities, options, warrants, calls or other rights to acquire debt securities of Primus, enter into any “keep well” or other agreement to maintain any financial statement condition other than ordinary course financing of trade payables consistent with past practice or pursuant to existing credit agreements in the ordinary course of business;

•	adopt or amend any employee benefit or stock purchase or stock option plan, or enter into any employment contract or collective bargaining agreement, pay any special bonus or remuneration to any director or employee (other than under an existing target bonus plan), or increase salaries, wage rates or fringe benefits of directors, officers, employees or consultants other than in the ordinary course of business consistent with past practices or materially change any management procedures;

•	make capital expenditures outside of the ordinary course of business in excess of $50,000 in the aggregate;

•	amend or terminate any material contract to which Primus or any of its subsidiaries is a party or enter into any agreement which requires Primus to pay more than $600,000 over the life of the agreement;

•	enter into, modify, amend or cancel any development services, licensing, distribution, sales, sales representation or other similar agreement with respect to any material intellectual property other than in the ordinary course of business consistent with past practice;

•	materially revalue any of its assets or, except as required by generally accepted accounting principles, make any change in its accounting methods;

•	settle any material litigation or waive, release or assign any material rights or claims in litigation;

•	take any action that would be reasonably likely to interfere with the treatment of the merger as a reorganization under the Internal Revenue Code; or

•	take any action intended to adversely impact any of the transactions contemplated by the merger agreement and the stock option agreement, including with respect to any poison pill plan or corporate laws impeding business combinations.

Conduct of business of ATG

      ATG agreed in the merger agreement that until the termination of the merger agreement or the completion of the merger, ATG:

•	will use commercially reasonable efforts to obtain all consents and approvals required for consummation of the merger; and

•	will not take any action that would be reasonably likely to interfere with the treatment of the merger as a reorganization under the Internal Revenue Code.

No solicitation by Primus; superior offers

      The merger agreement contains detailed provisions prohibiting Primus from seeking an alternative transaction regarding the acquisition of Primus. Under these “non-solicitation” provisions, Primus has agreed that until the merger is completed or until the merger agreement is terminated, neither Primus nor any of its affiliates will take any of the following actions and they will not authorize or permit any of their officers, directors, employees, representatives or agents to do so:

•	solicit, initiate or encourage any acquisition proposal, as described below;

•	participate in any negotiations or discussions of any acquisition proposal;

•	furnish any nonpublic information with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or any similar agreement contemplating or relating to an acquisition proposal.

      However, if Primus receives an unsolicited, written, bona fide acquisition proposal prior to the Primus shareholders meeting that its board of directors reasonably concludes, based upon the written advice of Broadview or another financial advisor of national standing, constitutes, or is likely to lead to, a superior offer, as described below, Primus may furnish nonpublic information regarding itself and may enter into discussions with the person who has made the acquisition proposal, if:

•	neither Primus nor any representative of Primus or its subsidiaries have violated the provisions of the merger agreement related to nonsolicitation;

•	Primus’ board of directors concludes in good faith, after consultation with outside legal counsel, that this action is required for the board to comply with its fiduciary obligations to Primus’ shareholders under applicable law;

•	prior to furnishing nonpublic information to, or entering into any discussion with, a person making the acquisition proposal, Primus gives ATG written notice of the acquisition proposal, including the identity of the person making the acquisition proposal and the material terms and conditions of the acquisition proposal;

•	Primus gives ATG at least three days advance written notice of its intention to furnish nonpublic information or enter into discussions regarding an acquisition proposal;

•	Primus obtains a confidentiality agreement at least as protective as the confidentiality agreement it signed with ATG in connection with the merger; and

•	at the same time Primus furnishes nonpublic information to a person making an acquisition proposal, it furnishes the same information to ATG if it has not already done so.

      An “acquisition proposal” is any proposal with respect to:

•	the acquisition of securities of Primus that would result in any person or group beneficially owning 15% or more of the voting securities of Primus or any of its subsidiaries;

•	a tender offer or exchange offer that would result in any person or group beneficially owning 15% or more of the voting securities of Primus or any of its subsidiaries;

•	a merger, consolidation, business combination, or similar transaction involving Primus and any person after which the holders of Primus voting stock, immediately before the transaction, will not own 85% of the equity interests in the surviving entity immediately after the transaction;

•	the sale, lease, exchange, license, other than in the ordinary course of business, or disposition of any material assets of Primus; or

•	the dissolution or liquidation of Primus.

      A “superior offer” with respect to Primus means an unsolicited, bona fide written offer from a third party to complete any of the following transactions:

•	a merger or consolidation involving Primus after which the shareholders of Primus immediately preceding the transaction own less than 50% of the equity interests in the surviving entity immediately after the transaction; or

•	the acquisition by any person or group, including by way of a tender offer or an exchange offer or two-step transaction involving a tender offer followed with reasonable promptness by a merger involving Primus, directly or indirectly, of 100% of the then outstanding shares of Primus;

on terms that the board of Primus determines, in its reasonable judgment, based upon the written advice of Broadview or another financial advisor of national standing, are more favorable to Primus’ shareholders than the terms of the merger. An offer will not be a superior offer unless any financing required to complete the proposed transaction is committed, or unless, in the reasonable judgment of Primus’ board, based upon the advice of Broadview or another financial advisor of national standing, such financing is likely to be obtained by the person making the offer on a timely basis.

      Primus’ board may, without breaching the merger agreement, withhold, withdraw, amend or modify its recommendation in favor of the merger if:

•	a superior offer is made and not withdrawn;

•	Primus has provided written notice to ATG advising ATG that it has received a superior offer, including the identity of the person making the superior offer and the material terms and conditions of the superior offer;

•	ATG does not, within five written days of receipt of this written notice, make an offer that the board of Primus determines, by majority vote in its reasonable judgment, based on the written advice of Broadview or another financial advisor of national standing, is at least as favorable to Primus’ shareholders as the superior offer;

•	the board of Primus reasonably concludes, after consultation with its outside counsel, that in light of the superior offer, the withholding, withdrawing, amending or modifying of its recommendation in favor of the merger is required for the board to comply with its fiduciary obligations to the Primus shareholders under applicable law; and

•	Primus has not violated the nonsolicitation provisions in the merger agreement or the provisions requiring Primus to call and convene the special meeting of Primus shareholders described in this joint proxy statement/ prospectus.

      Primus has agreed to provide ATG with three days prior notice (or such lesser notice as the Primus board receives but in no event less than 24 hours) of any board meeting at which Primus is expected to consider any acquisition proposal to determine whether it is a superior offer. Even if the board’s recommendation is withheld, withdrawn, amended or modified, Primus must still call and convene the Primus shareholders meeting to consider approval of the merger with ATG.

      The merger agreement also does not prevent Primus or the Primus board from disclosing to Primus’ shareholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Securities Exchange Act of 1934 if the board determines in its good faith judgment, after consultation with and advice from its outside counsel, it is required for the board to comply with its fiduciary obligations, or is otherwise required, under applicable law.

Employee benefits

      Primus and ATG have agreed to work together in good faith to agree upon mutually acceptable compensation arrangements for those Primus employees who will be offered employment with ATG in connection with the merger. In this regard, to the extent that ATG’s benefit plans permit it to do so, and will give each of these employees full credit for his or her service with Primus or one of its subsidiaries in determining eligibility, vesting, benefit accrual and benefit levels under ATG’s benefit plans. Primus has agreed that it will terminate its and its subsidiaries’ 401(k) retirement plans effective immediately before the termination of the merger.

Indemnification of Primus directors and officers

      ATG has agreed to cause the corporation surviving the merger to honor all of Primus’ obligations to indemnify any person who served as a director or officer of Primus for liabilities arising as a result of this service. In addition, the surviving corporation’s articles of incorporation will contain provisions releasing these persons from liability arising as a result of service as directors and officers of Primus which are at least as favorable as those in Primus’ articles of incorporation and bylaws. Finally, for six years after the completion of the merger, ATG will cause the corporation surviving the merger to maintain directors and officers liability insurance for the former directors and officers of Primus on terms comparable to those in effect when the merger agreement was signed, except that ATG and the surviving corporation will not be required to spend annually more than 150% of the annual premium paid by Primus for this coverage.

Conditions to the completion of the merger

Conditions to obligations of each party to the merger agreement

      None of ATG, Autobahn Acquisition, Inc. or Primus is obligated to complete the merger unless various conditions are satisfied or waived, including:

•	the Primus shareholders shall have approved the merger agreement and the merger;

•	the ATG shareholders shall have approved the issuance of shares of ATG common stock in the merger;

•	ATG’s registration statement, of which this joint proxy statement/ prospectus is a part, shall be effective and no stop order or proceeding for suspending its effectiveness shall be pending before or threatened in writing by the SEC;

•	no law, order or injunction shall prohibit completion of the merger; and

•	no action or proceeding shall be pending before any governmental entity seeking to:

•	restrain or prohibit the ownership or operation by ATG of all or any portion of Primus’ business or to require ATG to dispose of or hold separately all or any portion of the business or assets of Primus, ATG or their subsidiaries;

•	impose limitations on ATG’s ability to exercise full rights of ownership of the shares of Primus common stock acquired in the merger; or

•	require ATG to divest shares of Primus common stock that it acquires in the merger.

Conditions to obligations of Primus

      Primus is not obligated to complete the merger unless various conditions are satisfied or waived, including:

•	the representations and warranties of ATG and Autobahn Acquisition, Inc. in the merger agreement must be true and correct as of the date of the merger agreement and as of the time of completion of the merger. However, if any of these representations and warranties are not then true and correct, this condition will be satisfied if the inaccuracies, or breaches of representations and warranties, taken together, do not cause a material adverse effect, as defined below, on ATG, other than with regard to the following representations and warranties, each of which must be materially correct at the time of completion of the merger:

•	those concerning ATG’s and Autobahn Acquisition, Inc.’s capital stock; and

•	those concerning ATG’s and Autobahn Acquisition, Inc.’s legal power to enter into the merger, board approval of the merger, lack of breach of laws or conflicts with ATG or Autobahn Acquisition, Inc. material agreements and lack of need for governmental approvals for the merger;

•	ATG and Autobahn Acquisition, Inc. have performed and complied in all material respects with all covenants, obligations and conditions of the merger agreement that they are required to perform and comply with by the completion of the merger;

•	Primus has received a written opinion of counsel that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	no material adverse effect on ATG has occurred and is continuing;

•	the Nasdaq Stock Market shall have approved the listing of ATG common stock to be issued in the merger; and

•	ATG shall have taken all steps necessary to appoint Michael A. Brochu and Daniel C. Regis to ATG’s board, effective immediately following the effective time.

Conditions to obligations of ATG and Autobahn

      ATG and Autobahn are not obligated to complete the merger unless various conditions are satisfied or waived, including:

•	the representations and warranties of Primus in the merger agreement must be true and correct as of the date of the merger agreement and as of the time of completion of the merger. However, if any of these representations and warranties are not then true and correct, this condition will be deemed satisfied if those inaccuracies, or breaches of representations and warranties, taken together, do not cause a material adverse effect on Primus, other than with regard to the following representations and warranties, each of which must be materially correct upon the completion of the merger:

•	those concerning Primus’ capital stock;

•	those concerning Primus’ legal power to enter into the merger, board approval of the merger, lack of breach of laws or conflicts with Primus’ material agreements and lack of need for governmental approvals for the merger; and

•	those concerning receipt by Primus’ board of directors from Broadview of an opinion to the effect that the exchange ratio is fair to Primus’ shareholders from a financial point of view;

•	Primus has performed and complied in all material respects with all covenants, obligations and conditions of the merger agreement that it is required to perform and comply with by the completion of the merger;

•	no material adverse effect on Primus has occurred and is continuing;

•	Primus has received consents, approvals and waivers with regard to the merger from certain parties to other agreements with Primus;

•	shares of Primus common stock for which dissenters’ appraisal rights have been validly exercised will not be more than 5% of all outstanding shares of Primus common stock immediately before the completion of the merger; and

•	all of Primus’ options and warrants are vested and exercisable immediately prior to the effective time.

      The term “material adverse effect” in the merger agreement means any change, event, violation, inaccuracy, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets, capitalization, financial condition, operations or results of operations of a party and its direct and indirect subsidiaries, taken as a whole, except that it does not include:

•	changes in general economic conditions;

•	changes generally affecting the participants in the industries in which ATG and Primus operate unless the change disproportionately affects ATG or Primus, as the case may be;

•	changes resulting from the announcement or pendency of the merger;

•	changes in the trading prices of the capital stock of ATG or Primus, in and of themselves; or

•	failure of any party to meet any particular revenue or earnings forecast or estimate, or, in the case of Primus, failure to have any particular amount of adjusted working capital, in and of themselves.

Termination of the merger agreement

      The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after approval of the merger by the ATG and Primus shareholders:

•	by the mutual written consent of ATG and Primus;

•	by either ATG or Primus if:

•	the merger has not been completed by March 31, 2005, except that a party may not terminate the merger agreement if that party’s action or failure to act resulted in the merger not being completed by that date;

•	a governmental authority has issued a final, non-appealable order, decree or ruling, or taken any other action, that would permanently prohibit the merger;

•	the shareholders of Primus fail to approve the merger agreement and the merger, except that Primus may not terminate the merger agreement if the shareholder approval was not obtained either because of Primus’ action or failure to act, which constitutes a material breach of the merger agreement, or a breach by one of the Primus shareholder parties to the voting agreements, described below; or

•	the stockholders of ATG fail to approve the issuance of the shares of ATG common stock in the merger, except that ATG may not terminate the merger agreement if the stockholder approval was not obtained either because of ATG’s action or failure to act, which constitutes a material breach of the merger agreement;

•	by ATG if:

•	Primus has breached any representation, warranty, covenant or agreement in the merger agreement and the breach would cause Primus to fail to satisfy a closing condition, and the breach is not cured within 30 days after written notice to Primus if the breach is curable, except that ATG cannot terminate the merger agreement if it is at that time in material breach;

•	at any time before the approval of the merger agreement and the merger by the Primus shareholders, a triggering event, as defined below, occurs; or

•	Primus’ adjusted working capital on the applicable measurement date is a working capital deficiency greater in magnitude than $(5.5 million);

•	by Primus if ATG has breached any representation, warranty, covenant or agreement in the merger agreement and the breach would cause ATG to fail to satisfy a closing condition, and the breach is not cured within 30 days after written notice to ATG if the breach is curable, except that Primus cannot terminate the merger agreement if it is at that time in material breach.

      Termination of the merger agreement will generally terminate the obligations of the parties to perform their covenants in the merger agreement, except that the parties must continue to comply with various miscellaneous provisions, including continuing mutual confidentiality provisions, and, if applicable, concerning the termination fee, as described below.

Termination fee; fees and expenses

      Primus has agreed to pay ATG a termination fee of $1,000,000 if:

•	either ATG or Primus terminates the merger agreement after the Primus shareholders vote against approval of the merger agreement and the merger or after March 31, 2005, but only if after the date of the merger agreement and prior to its termination, an acquisition proposal has been announced, and either Primus enters into a binding agreement or completes a transaction in which majority control of Primus’ voting stock or more than 50% of its assets are acquired by a third party within 18 months after termination of the merger agreement; or

•	before a shareholder vote is taken, a triggering event, as described below, occurs and ATG terminates the merger agreement.

      Other than with regard to the termination fee, ATG and Primus have generally agreed that each party will bear its own costs and expenses.

      A “triggering event” means any of the following:

•	Primus’ board withdraws, amends or modifies adversely to ATG its recommendation to the Primus shareholders to approve and adopt the merger agreement or the merger;

•	Primus fails to include in this joint proxy statement/ prospectus the recommendation of Primus’ board in favor of the approval of the merger agreement and the merger;

•	if an acquisition proposal, as defined above, is announced and Primus’ board does not publicly reaffirm its recommendation in favor of approval of the merger agreement and the merger within 10 business days after ATG requests that it do so;

•	Primus’ board approves or publicly recommends an acquisition proposal;

•	Primus enters into a letter of intent or any similar agreement accepting an acquisition proposal;

•	Primus breaches any of its obligations related to the calling and convening of the Primus shareholders’ meeting, its recommendation for approval of the merger agreement and the merger or the nonsolicitation of acquisition proposals; or

•	Primus fails to send a statement to Primus shareholders within 10 business days after the commencement of a tender or exchange offer, recommending rejection of the tender or exchange offer.

Amendment of the merger agreement; waivers

      ATG and Primus may amend the merger agreement by signing a written agreement to do so, provided that they comply with applicable state law with respect to amending the agreement. ATG and Primus may each extend the other’s time to perform any obligation under the merger agreement, waive inaccuracies in the other’s representations and warranties and waive compliance by the other with any of the agreements or conditions in the merger agreement.

AGREEMENTS RELATED TO THE MERGER

      This section of the joint proxy statement/ prospectus describes agreements related to the merger agreement, including the Primus shareholders’ voting agreements. The following is not a complete statement of all the provisions of these agreements. Detailed terms and conditions are contained in these agreements. A copy of the form of voting agreement is attached to this document as Annex B and is incorporated by reference. For a complete presentation of this information, please read the full text of the form of voting agreement.

Primus shareholders’ voting agreements

      ATG required all of Primus’ executive officers and directors, as well as Primus shareholders Transcosmos USA, Inc., US Information Technology Financing, LP, Transcosmos, Inc. and Norwest Equity Partners V, to enter into voting agreements. These voting agreements require these Primus shareholders to vote all of the shares of Primus common stock beneficially owned by them in favor of the merger and against any competing acquisition proposal or superior offer, each as described above, and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of Primus under the merger agreement or of the shareholder under his voting agreement. The voting agreements apply only to the exercise of voting rights attaching to Primus shares and shall not limit the discretion of any shareholder who is a director of Primus with respect to his duties as a director of Primus.

      In addition, each Primus shareholder who is a party to a voting agreement agreed not to sell the Primus stock and options owned, controlled or acquired, either directly or indirectly, by that person until the termination of the voting agreement.

      The Primus shareholders’ voting agreements will terminate upon the earliest to occur of the termination of the merger agreement in accordance with its terms or the completion of the merger.

      As of the record date, the Primus shareholders who entered into voting agreements collectively beneficially owned 3,471,778 shares of outstanding Primus common stock, which represented approximately 14.6% of the outstanding Primus common stock. None of the Primus shareholders who are parties to the voting agreements were or will be paid additional consideration in connection with them.

Employment agreements

      Concurrent with the execution of the merger agreement, ATG entered into employment agreements with some of Primus’ employees. These employment agreements become effective upon the closing of the merger and were not entered into with any of the executive officers of Primus. However, the executive officers of Primus have been offered additional incentives to remain employed for a transition period following the merger as explained in the section entitled “The Proposed Merger — Interests of certain persons in the merger” on page 64. None of the employees who executed the agreements described above will become an executive officer of ATG as a result of the merger.

THE ADJOURNMENT PROPOSALS

      If at the Primus special meeting the number of shares of Primus common stock voting in favor of the adoption of the merger agreement is insufficient to approve the merger under Washington law, Primus’ management intends to move to adjourn the special meeting in order to enable the Primus board of directors to solicit additional proxies in favor of the merger. In that event, Primus will ask its shareholders to vote only upon the adjournment proposal, and not upon the merger proposal.

      Similarly, if at the ATG special meeting the number of shares of ATG common stock voting in favor of the issuance of the ATG common stock pursuant to the merger and the other transactions contemplated by the merger agreement is insufficient to approve the proposal under Delaware law, ATG’s management intends to move to adjourn the special meeting in order to enable the ATG board of directors to solicit additional proxies in favor of the proposal. In that event, ATG will ask its stockholders to vote only upon the adjournment proposal.

      In the adjournment proposal, Primus and ATG are asking their respective shareholders to authorize the holder of any proxy solicited by the ATG board of directors or the Primus board of directors to vote in favor of granting management discretionary authority to adjourn the ATG special meeting or the Primus special meeting, as the case may be, and any later adjournments of those meetings, in each case to a date or dates not later than November      , 2004, in order to enable the ATG board of directors or the Primus board of directors, or both, as the case may be, to solicit additional proxies in favor of the merger and the other transactions contemplated by the merger agreement.

      If the shareholders of either company approve the adjournment proposal, management could adjourn either meeting of shareholders and any adjourned session of that meeting to a date or dates not later than November      , 2004 and use the additional time to solicit additional proxies in favor of the merger or the proposal to approve the merger and the transactions contemplated by the merger agreement, as the case may be, including the solicitation of proxies from shareholders that have previously voted against the relevant proposal. Among other things, approval of the adjournment proposals could mean that, even if ATG or Primus have received proxies representing a sufficient number of votes against the merger-related proposals to defeat them, ATG’s management or Primus’ management, or both, as the case may be, could adjourn the ATG special meeting or the Primus special meeting, or both, as the case may be, without a vote on the merger proposals for up to 30 days and seek during that period to convince the holders of those shares to change their votes to votes in favor of the proposals.

      Under Primus’ bylaws, the adjournment proposal will require a majority of the votes properly cast on the proposal at the special meeting. Under ATG’s bylaws, the adjournment proposal will require a majority of the votes properly cast on the proposal at the special meeting.

      The Primus board of directors believes that if the number of shares of Primus common stock voting in favor of the adoption of the merger agreement is insufficient to approve the merger, it is in the best interests of the Primus shareholders to enable the Primus board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the merger to approve it.

      The Primus board of directors recommends that Primus shareholders vote FOR the proposal to grant management discretionary authority to adjourn the special meeting to a date or dates not later than November      , 2004.

      The ATG board of directors believes that if the number of shares of ATG common stock voting in favor of the issuance of the ATG common stock in the merger and the other transactions contemplated by the merger agreement is insufficient to approve the proposal, it is in the best interests of the ATG stockholders to enable the ATG board of directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the merger proposal to approve it.

      The ATG board of directors recommends that ATG stockholders vote FOR the proposal to grant management discretionary authority to adjourn the special meeting to a date or dates not later than November      , 2004.

NEW ADDITIONS TO ATG’S BOARD OF DIRECTORS

      Immediately following the effective time of the merger, the ATG board of directors will expand from seven to nine members. Daniel C. Regis, currently a director of Primus, will join the ATG board as a class II director and Michael A. Brochu, currently the president, chief executive officer and a director of Primus, will join the ATG board as a class III director. Set forth below is information regarding the background, executive compensation and relationships/related transactions for Messrs. Regis and Brochu:

Daniel C. Regis

      Daniel C. Regis has served as one of Primus’ directors since April 2003. Mr. Regis presently serves as a managing director of Digital Partners, a mid-sized venture capital fund specializing in Northwest emerging technology companies. From 1996 to 1999, he was with Kirlan Venture Capital Inc. where he served as managing partner of venture funds with a similar focus. Prior to 1996, Mr. Regis was the managing partner of Price Waterhouse LLP in Seattle and previously for the Northwest and Portland. Mr. Regis is a member of the board of directors of Cray, Inc. Mr. Regis holds a bachelor of commercial science from Seattle University with a major in accounting and a minor in philosophy. Mr. Regis is 64 years old.

      Commencing with the second quarter of 2003, as a director of Primus, Mr. Regis received a quarterly retainer fee of $3,000, an additional $500 fee for each board meeting attended in excess of four per year and $500 for each board committee meeting attended. Mr. Regis currently serves on the Primus Audit Committee, which held four meetings during the last fiscal year and he has been identified by Primus as an “audit committee financial expert” under the applicable SEC rules. As a board member, Mr. Regis is eligible to participate in Primus’ 1999 stock incentive compensation plan and in 2003 he received an initial stock option grant of 50,000 shares. Mr. Regis is an “independent” director of Primus under the applicable rules of the Nasdaq Stock Market, Inc. No family relationship exists between Mr. Regis and any of the other Primus or ATG directors or executive officers.

Michael A. Brochu

      Michael A. Brochu has served as Primus’ president, chief executive officer and chairman of the board since November 1997. Mr. Brochu was president and chief operating officer of Sierra On-Line, Inc., an interactive software publisher, from June 1994 until October 1997. Mr. Brochu received his B.B.A. in accounting and finance from the University of Texas at El Paso. Mr. Brochu is 51 years old.

      The following table lists all compensation earned by Mr. Brochu during the years ended December 31, 2003, December 31, 2002 and December 31, 2001:

			Long-term
			compensation
			awards
Annual compensation
			Securities underlying	All other
Year	Salary	Bonus	options	compensation

2003	$303,333	—	—	$1,307,968
2002	$290,000	—	1,200,000	—
2001	$290,000	$14,500	200,000	—

      “Other Compensation” for Mr. Brochu in 2003 consisted of $997,968 in consideration of Primus’ purchase of 1,239,165 of Mr. Brochu’s outstanding stock options, which constituted all of his options with an exercise price over $0.86 per share and $310,000 in consideration of a three-year non-competition and non-solicitation agreement signed by Mr. Brochu.

      No options were granted to Mr. Brochu during the year ended December 31, 2003. The following table provides information regarding stock options exercised by Mr. Brochu during fiscal 2003 and stock options held by Mr. Brochu at December 31, 2003. The value of unexercised in-the-money options at fiscal year-end is based on $6.15 per share, the average of the high and low sale price of Primus’ common stock on December 31, 2003 as reported on the Nasdaq SmallCap Market.

		Total number of		Value of unexercised
		unexercised options at		in-the-money options at
		fiscal year-end(#)		fiscal year-end($)

Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

50,000	$169,500	716,666	433,334	$3,791,163	$2,292,337

      On June 30, 1999, Mr. Brochu entered into an agreement with Primus providing for certain compensation arrangements upon a change of control of Primus, including a merger of the type contemplated in this joint proxy statement/ prospectus. If Mr. Brochu is terminated by Primus without cause or terminates his employment due to a substantial change in his position or responsibilities during the year following a change of control, he will be entitled to his accrued annual base salary, bonus and commissions through the date of termination plus severance pay equal to one-half of annual base salary, all of his outstanding options will become immediately exercisable, and commissions on his former accounts, occurring during the six months following termination, if any, will be paid. Primus has agreed in principal to amend Mr. Brochu’s change of control agreement to provide that his severance pay will be equal to one year’s annual base salary. In addition, immediately upon a change of control, 50% of Mr. Brochu’s unvested stock options become exercisable.

      Mr. Brochu has been a party to the following transactions with Primus since January 1, 2001:

•	An unsecured loan to from Primus for $750,000 bearing interest at 4.9% granted in April 2001. The maturity date of the loan was April 16, 2007 with principal and accrued interest payments due annually starting on April 16, 2005 and subject to full forgiveness in the event of Mr. Brochu’s termination of employment without cause or for good reason following a change of control. Mr. Brochu prepaid the loan and all accrued interest in 2003.

•	Agreement dated October 31, 2003, pursuant to which Primus agreed to purchase all of Mr. Brochu’s outstanding stock options with an exercise price above $0.86, or 1,239,165 stock options. Mr. Brochu elected to apply the proceeds, after required tax withholdings of approximately $264,000, from this option disposition to his outstanding $750,000 loan from Primus. As a result of this transaction, the outstanding principal balance on the loan was reduced to approximately $114,000. Mr. Brochu did not retain any net proceeds from the transaction. Primus’ board of directors, with Mr. Brochu abstaining from discussions and voting, approved of the above described transaction and established the total purchase price, using the Black-Scholes option pricing model, of $997,968. Primus purchased from Mr. Brochu 547,999 stock options (granted on November 4, 1997) with an exercise price of $3.00, 78,666 stock options (granted on February 4, 1999) with an exercise price of $8.25, 150,000 stock options (granted on August 13, 1999) with an exercise price of approximately $20.41, 150,000 stock options (granted on February 2, 2000) with an exercise price of approximately $74.03, 37,500 stock options (granted on May 17, 2000) with an exercise price of approximately $38.66, 75,000 stock options (granted on October 12, 2000) with an exercise price of approximately $5.31, and 200,000 stock options (granted on May 16, 2001) with an exercise price of approximately $3.49. The total purchase price under the above described transaction are reflected as compensation expense and included in general and administrative expenses in Primus’ consolidated financial statements for the period ending December 31, 2003. The net proceeds were first applied against accrued interest due Primus of approximately $98,000 and the remainder reduced Mr. Brochu’s outstanding loan principal balance by approximately $636,000.

•	Noncompetition and nonsolicitation agreement, dated November 13, 2003, with Primus. The consideration to Mr. Brochu in exchange for this agreement was an amount equal to one times his annual base salary, or $310,000. The agreement is effective from November 13, 2003 through three years from the end date of Mr. Brochu’s employment for any reason. Mr. Brochu elected to apply approximately $114,000 of the proceeds, after required tax withholdings of approximately $82,000, to his outstanding loan from Primus. As a result of this prepayment, the loan was fully paid by December 31, 2003. The payment under this agreement is reflected as compensation expense and included in general and administrative expense in Primus’ consolidated financial statements for the period ending December 31, 2003.

      No family relationship exists between Mr. Brochu and any of the other Primus or ATG directors or executive officers.

PRIMUS BUSINESS

Overview

      Primus is a provider of software solutions that enable companies to deliver a superior customer experience via contact centers, information technology help desks, web (intranet and internet) self-service and electronic communication channels. Primus’ technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. Primus provides application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. Primus also offers electronic communication solutions, such as web self-service, email management, chat, and wireless communications. Primus’ software products can be implemented as a suite or as individual modules as part of a comprehensive eService solution, customer service delivered through web based applications. Primus’ solutions can be used in combination with leading customer relationship management and information technology helpdesk applications, including those from Amdocs/ Clarify, Kana, Onyx, Oracle CRM, PeopleSoft, Remedy, Siebel, SAP, and others. In addition to software applications, Primus offers professional services to assist customers with software implementation, integration, hosting, training and support.

      Primus targets mid to large-sized organizations, and its products are used by call centers, information technology helpdesks, field service organizations, human resources organizations, marketing organizations, and eService businesses. Primus’ customers include companies from many vertical markets, including: high-tech, telecommunications, outsourced services providers, financial services, manufacturing and government. Primus developed its products and markets and sells its software and services primarily through a direct sales force and a minority owned Japanese entity. Primus has offices throughout the United States, and in the United Kingdom. Primus’ principal executive offices are located at 1601 Fifth Avenue, Suite 1900, Seattle, WA 98101.

      Primus incorporated in Washington State in 1986 and its common shares were originally listed on the Nasdaq National Market on June 30, 1999, were transferred to the Nasdaq SmallCap Market on or about November 1, 2002, and publicly trade under the symbol PKSI.

Industry background

      The emergence of the web as a business medium has made it imperative for companies across a variety of industries to extend the way they do business. Traditional call centers for customer service and support have been integrated with web enabled applications for self-service, and now include multiple electronic communication channels for customers to choose from, including phone, email, self-service, chat, instant messaging, voice over internet protocol, short message service, multimedia messaging service. The fast-growing eService market has focused on enabling companies to market their products, manage the sales process, transact sales, manage customer service, and interact and communicate with customers, partners and suppliers across any communication channel. Because of competitive pressures and customer expectations, even the most traditional companies have found it difficult to ignore the need to implement an eService strategy.

      The shift from traditional business practices to doing business on emerging communication channels has fundamentally changed the way that companies interact with and think about their customers. Increasingly, companies are realizing that they must personalize each customer experience by providing products and support based on each customer’s needs and that exceed each customer’s expectations. To accomplish these goals, businesses must communicate with customers via the media of the customer’s choice and deliver relevant information to customers. Companies realize that they must learn from each customer interaction, in order to respond to customer inquiries in real-time and provide a consistent level of service 24 hours a day, seven days a week.

      There are inherent challenges associated with interacting with customers in this new and dynamic business environment. Customers have higher expectations for customer service and expect that service to be consistent regardless of the communication channel used to deliver the support. Companies must view their customers in an integrated way, providing visibility to each customer’s information across their organizations. Customers are now active, informed participants in the business process and each customer interaction must be maximized to retain and increase sales to existing customers and improve customer satisfaction.

      To compete in today’s business environment, companies must maximize their relationships with prospective and existing customers. This has led many companies to implement eService initiatives and software. eService software is designed to enable companies to interact with their customers and manage customer information in a way that helps companies maximize the value of each customer interaction. Facilitating more efficient communications with customers can help to improve the level and quality of customer service and, in turn, increase customer satisfaction and retention and cross-sell and up-sell opportunities.

Primus solutions

      Primus offers complete knowledge solutions that enable companies to deliver great service by finding, capturing and communicating information. Primus products are used primarily for customer support by call centers and information technology helpdesks and have been extended to support other business areas including human resources, sales and marketing.

      Primus solutions are predicated on the belief that the intellectual capital resident within a company’s workforce and within its disparate corporate repositories, is its most valuable asset. Primus provides knowledge-enabling solutions that allow companies to enhance customer relationships by managing and sharing the company’s valuable internal knowledge and expertise with customers, partners and employees, across multiple communication channels and business processes. Primus software helps address the unique challenges faced by companies implementing a customer service and support strategy.

      Primus software has the following key characteristics:

      Intangible asset management. Primus software enables companies to capture, manage, and share a variety of knowledge, including requests for information, service, support, technical information, and institutional knowledge gained from interactions with customers, partners and employees, across a multitude of communication channels — including the web — so that the entire enterprise can apply this knowledge to future interactions.

      Integration. Primus software integrates with leading contact center and information technology helpdesk solutions, including applications from Amdocs/ Clarify, Kana, Onyx, Oracle, PeopleSoft, Remedy, SAP, Siebel and others. Integration with these types of applications enables companies to easily capture and access knowledge during the course of the customer interaction. Fast access to current, relevant knowledge is key to achieving the verifiable return on investment that buyers demand.

      Scalable architecture. Primus solutions scale from small to enterprise usage. Primus customers have demonstrated the scalability of Primus software in demanding, transaction heavy environments. For example, one company is leveraging Primus self service solution to answer over 1 million questions per month. In addition, companies have purchased Primus software to be used by thousands of contact center employees, and hundreds of thousands of their customers and partners, on a global basis.

      Rapid return on investment. Primus software offers a significant, measurable return on investment. For example, a networking software company reported a reduction of service escalations by 20% in six months; a manufacturing company reduced support escalations from level 2 support representatives to level 3 support representatives by 60% in three months. Primus solutions can be rapidly implemented and easily customized, thus allowing for minimal start-up time before companies experience the benefits of choosing Primus software. In addition, the extensive business functionality provided by Primus software allows companies to realize more immediate benefits such as reduced support costs, enhanced customer satisfaction, and increased productivity. The extent of return on investment of Primus products is specific to each of Primus’ customer’s experience.

Primus strategy

      Establish and maintain leadership position. Primus intends to be the leader in providing comprehensive problem resolution software solutions for the customer contact center, information technology helpdesk, electronic communications and self-service portal markets. Primus’ strategy includes delivering world class products that leverage industry standard Java technologies, and web services, to easily integrate into existing systems, to address the market for self-service and assisted service.

      Enhance Primus’ product suite. Primus plans to enhance the capabilities of its product family by developing and licensing additional products and technologies. Primus intends to focus on applications and technologies that extend the breadth of Primus’ eService solutions. Primus develops its products to operate in numerous enterprise environments including Java 2 Platform, Enterprise Edition (J2EE), Microsoft Windows and NT and Sun Solaris Unix.

      Target additional vertical markets. Primus is focused on targeting additional vertical markets to broaden the reach of its problem-resolution products. Initially, Primus’ sales and marketing efforts targeted large enterprises in dynamic, technology-related industries that offer external customer support, such as software, hardware and telecommunications. Primus continues to focus on broadening its reach across multiple vertical markets, such as outsourced services providers, manufacturing, aerospace, financial services, and government.

      Build additional strategic relationships. Primus intends to strengthen its market reach by further developing partner relationships with leading implementation consulting, systems integration, and technology vendors. Primus believes that these strategic relationships will provide it with additional sales opportunities, further leverage its implementation resources, and broaden its current eService integration capabilities. Concurrently, Primus intends to expand its indirect distribution channels to complement its direct sales force and pursue reseller opportunities.

      Extend Primus solutions to other functional areas. Primus intends to continue to enhance the features of its solutions to provide benefits to functional business areas other than customer support, such as human resources, sales and marketing. Primus applications are valuable to any organization that needs to help its employees or customers answer questions from disparate data sources and store valuable knowledge for re-use by others within the organization.

Products

      Primus software can be deployed as a suite, as individual modules, or as an integrated solution with other leading contact center and information technology helpdesk applications, depending on the customer’s preference and/or the immediacy of their need.

      License fees for Primus’ software vary with each application, but Primus’ products are typically licensed on a per-processor basis, per-user basis, per number of email messages processed basis or based on the number of users authorized to access Primus’ software at any given time. Primus’ typical license agreement provides the licensee a perpetual, nontransferable license to use Primus’ software. Primus deploys its solutions either in-house at the customer’s facility as installed software or in a hosted environment operated and maintained by us. Customers using Primus’ hosted offerings can take advantage of Primus’ hosting expertise, thereby reducing the demands on their own information technology resources while receiving the full benefit of secure and reliable access to Primus’ applications.

      The following summarizes the current products that comprise the Primus software suite:

Primus® Knowledge Center

      Primus® KnowledgeCenter enables organizations to dynamically create, capture, and share knowledge to enhance their customers’ experiences and increase the effectiveness of their businesses. Primus® KnowledgeCenter can be used in a variety of business environments, including customer service and support, field engineering, human resources, and sales and marketing, wherever a company needs to make knowledge available to its employees or customers, particularly when there is a large volume of information relating to products or systems.

      Primus® KnowledgeCenter provides sophisticated search functionality and enables the capture and creation of knowledge during the course of an interaction with a customer. Unlike text search engines that deliver large volumes of sometimes irrelevant answers or case-based systems that — due to their design — may deliver too limited a response, Primus® KnowledgeCenter delivers answers that are both useful and manageable. Primus® KnowledgeCenter offers an intuitive, portal based user-friendly interface that can be configured to guide first level call center agents through a rapid problem resolution process or to provide full functionality to more experienced agents to access and create reusable knowledge across the enterprise. Primus® KnowledgeCenter can be used to support all phases of the customer lifecycle, from new requests for information or service, to secondary customer interactions that leverage knowledge to proactively serve their customers. For example, knowing that a customer has experienced repetitive customer service issues with a specific product, a company can proactively offer that customer a newly released product that will solve their service issues.

Primus® Enterprise Search

      Primus® Enterprise Search enables companies that want to leverage existing enterprise content, including websites, technical documentation and user manuals, to provide answers to questions from customers, employees, and partners. Primus Enterprise Search can be configured to search across corporate repositories to provide a single access point for call center agents or as a portal for self-service. Users can quickly get relevant answers from more than 225 types of files, including knowledgebase solutions, Adobe PDF, Adobe Frame Maker, HTML, Microsoft Word, Microsoft PowerPoint, Microsoft Excel, and more. Primus Enterprise Search uses natural language processing to analyze the meaning and context of the customer’s question and provides specific answers from enterprise content. Used in conjunction with Primus® KnowledgeCenter, customers can accelerate the creation of a knowledge base to more effectively share information across the enterprise. Primus Enterprise Search also provides detailed reports to identify frequently requested documents, and information that needs to be updated or created within the organization.

Primus® Communications Center

      Primus® Communications Center (formerly Visibility) is a comprehensive electronic communication management solution designed to enhance employee productivity and correspondence quality in customer and internal communications. Primus® Communications Center uses natural language processing to auto-classify electronic communications and apply rules or skills based routing to streamline the electronic communications process. Primus® Communications Center manages textual messaging channels including webforms, email, short message service, multimedia messaging service and other channels. The application is fully and simultaneous multi-lingual.

Product architecture

      Primus products use a multi-tiered architecture to meet the knowledge-enabled needs of businesses. Primus uses industry-standard platforms, components, and communications interfaces to provide knowledge-enabling software that is designed to be reliable, maintainable and scalable, and to provide high performance on a 24-hour basis. Primus’ flexible architecture adapts to a range of needs, from a single desktop to enterprise systems that support thousands of users.

      Primus® KnowledgeCenter software runs on Microsoft Windows or Sun Solaris UNIX systems in single- or multi-processor configurations. Primus’ client software runs in a fully customizable interface accessed through a web browser. Primus currently supports IBM DB-2, Microsoft SQL Server and Oracle databases.

      Primus® Enterprise Search software runs on J2EE and Windows systems in single- or multi-processor configurations. Primus Enterprise Search complements the keyword search capabilities of these products with its ability to provide direct answers to natural language questions.

      Primus® Communications Center is a J2EE application and runs on Windows, Sun Solaris, IBM AIX and IBM Z/ OS operating platforms. The product includes both Java and web browser client user interfaces.

Customer support, professional services, and application hosting

      Primus believes that high-quality customer support and professional services are required for continued growth and increased sales of its products. Primus has made significant investments in its support and services organization in the past and plans to continue to do so in the future.

      Customer support. Primus recognizes the importance of product support and quality service to the success of its customers by offering world wide technical product support to ensure quick response and resolution of their issues. Primus customers can contact its support engineers via telephone, fax, and email 7 days a week, 24 hours per day. The use of its KnowledgeCenter product by its support engineers facilitates the quick, accurate resolution of those issues. In addition, through the implementation and integration of its Enterprise Search product, Primus allows its customers direct, web-based access to a robust and collective solution database for their self service needs.

      Professional services. Primus’ consulting teams work closely with its customers prior to product implementation to review a customer’s business objectives and information technology infrastructure in order to assist the customer in determining Primus solutions that will best suit the customer’s needs. Thereafter, Primus’ consultants may install, integrate and implement its software in the user’s environment. In addition Primus’ consultants provide training to its customers and third-party partners, including end-user training and advanced technical training regarding the implementation and administration of its products.

      Application hosting. Primus offers application hosting services designed to help companies focus on their core business by reducing initial capital or personnel costs associated while at the same time accelerating the deployment of any Primus software solution, with implementations in as little as two weeks. Primus’ application hosting team installs and maintains Primus applications at data centers provided by third party vendors to ensure security and system availability. Primus’ application hosting model lets organizations enjoy the benefits of Primus software solutions quickly, without incurring additional capital or personnel overhead costs.

Customers

      Initially, Primus’ sales efforts targeted large enterprises in dynamic, technology-related industries that offer external customer support. Primus has broadened its sales focus to include additional vertical markets and enterprises of a wide variety of sizes that need to make knowledge available to their employees or customers, and particularly companies where there is a large volume of information relating to products or systems. In addition to its traditional markets of technology and telecommunications, Primus touches vertical markets that include aerospace, financial services, manufacturing and retail. During 2003 Primus continued to grow its Global 2000 Customer base by adding many new customers including Altera Corporation, AT&T Wireless, Cap Gemini, Foundry Networks, Genentech, Groupe Victoria, HSBC, Information Technology, Inc., Oce-USA, Orange, Primavera Systems, Red Hat, Washington Mutual Bank, WebEx Communications and others.

Sales and marketing

      Primus markets and sells its products primarily through a direct sales force. Primus’ sales strategy is to pursue targeted accounts through a combination of its direct sales force and strategic relationships with third parties. Primus’ field sales force, which includes both sales representatives and sales engineers, is organized into regional teams, complemented by direct telesales based at its headquarters in Seattle. Primus has sales offices in the United States, the United Kingdom. Primus’ international sales constituted 31%, 20% and 23% of its 2003, 2002 and 2001 revenue, respectively, and 36% of its revenue for the six months ended June 30, 2004.

      Primus’ marketing department has a three-fold purpose: understanding the evolving needs of the marketplace and providing direction to the product development function, sustaining relationships with existing customers and industry analysts, and managing all outbound communications with the marketplace to create awareness and generate interest in its products and services.

      Primus software is marketed, distributed and supported in Japan by Primus Knowledge Solutions, K.K. (Primus KK), a joint venture owned by Trans Cosmos, Inc. and Primus. Primus’ relationship with Primus KK is described below under the subheading “Joint venture and subsidiaries.”

Product development

      Primus’ product development team is responsible for designing, developing and releasing its products. The group is organized into five disciplines: architecture, development, quality assurance, documentation and program management. Members from each of these disciplines, along with a product manager from Primus’ marketing department, form separate product teams that work closely with sales, marketing, and professional services members, and with customers and prospects to better understand market needs and requirements.

      When required, Primus also uses third-party development firms to expand the capacity and technical expertise of its internal research and development teams and in January of 2003 Primus engaged an offshore development team to accelerate its development efforts. Additionally, Primus sometimes license third-party technology that is incorporated into its products. Primus believes this approach significantly shortens its time to market without compromising its competitive position or product quality. Therefore, Primus expects to continue to draw on third-party resources in the foreseeable future.

      Primus’ development efforts are essential for it to remain competitive. Costs related to research and development are among Primus’ greatest operating expenses. For a complete description of its development-related expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Expenses.”

      Primus has a software development methodology that it believes allows it to deliver products that satisfy real business needs and meet commercial quality expectations. This methodology is based on the following key components:

•	specification and review of business and functional requirements

•	quality assurance of code and documentation

•	test of functions, components, systems, integration, performance, scaling, stress and internationalization

•	regression testing before beta or general availability releases

•	trial deployments in an internal production environment prior to release

•	external beta releases

•	general availability release of English and localized products

      Primus’ goal is to implement quality assurance processes throughout the software development life cycle. Primus believes that strong emphasis placed on analysis and design early in the project life cycle reduces the number and costs of defects that may be found in later stages.

Competition

      The market for Primus products is rapidly evolving and increasingly competitive as current competitors expand their product offerings and new companies enter the market. Primus’ suite of products competes against various vendor software tools designed to address a specific element or elements of the complete set of eService processes, including e-mail management, support, knowledge management, and web-based customer self-service and assisted service. Primus also faces competition from in-house designed products and third-party custom development efforts.

      In addition, competition may increase as a result of software industry consolidations and formations of alliances among industry participants or with third parties. Some current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors may have wider name recognition and more extensive customer bases. They might be able to undertake more extensive promotional activities, adopt more aggressive pricing strategies, and offer purchasers more attractive terms. Some of the companies providing e-commerce, advanced natural language self service and traditional customer relationship management solutions that may compete with Primus include Amdocs/ Clarify, eGain, Inquira, iPhrase Technologies, Kana, Kanisa, Oracle, PeopleSoft, RightNow Technologies, ServiceWare, Siebel and SupportSoft.

      The principal competitive factors in Primus’ industry include:

•	vendor and product reputation

•	the availability of products on the web and multiple operating platforms

•	measurable economic return on investment

•	customer referenceability

•	product quality, performance and price

•	breadth of product functionality and features

•	product scalability

•	product ease-of-use

•	the quality of customer support services, documentation and training

•	the quality, speed and effectiveness of application development services

•	the effectiveness of sales and marketing efforts

•	product integration with other enterprise applications

•	breadth of product application suite

      As the market for customer service and support and knowledge management software matures, new and larger companies will enter the market, existing competitors will form alliances and current and potential competitors could acquire, be acquired by or establish cooperative relationships with third parties. The resulting organizations could have greater technical, marketing and other resources and improve their products to address the needs of Primus’ existing and potential users, thereby increasing their market share. Increased competition could result in pricing pressures, reduced margins or the failure of its products to achieve or maintain market acceptance.

      Although Primus believes that its products and services currently compete favorably with respect to such factors, Primus cannot provide any assurance that it can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical, and other resources.

Proprietary information

      Primus’ success depends in part on its ability to protect its proprietary rights. To protect its proprietary rights, Primus relies primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers. Primus pursues the registration of certain of its trademarks and service marks in the United States and in certain other countries, but it has not secured registration of all its marks.

Joint venture and subsidiaries

Primus Knowledge Solutions, K.K.

      Primus software is marketed, distributed and supported in Japan by Primus Knowledge Solutions, K.K. (“Primus KK”), a joint venture in which Primus holds approximately a 19% minority interest and holds one of six board of director positions. Trans Cosmos, Inc., one of Japan’s oldest and largest outsourced customer service and information technology support solutions provider, holds the remaining interest in Primus KK. Trans Cosmos currently holds approximately 8% of Primus’ common stock. Primus’ distribution arrangement provides Primus KK with exclusive rights to the Japanese and English versions of Primus® eServer (now a component of Primus® KnowledgeCenter) and Primus® eSupport (now a component of Primus® KnowledgeCenter) products in Japan, and nonexclusive distribution rights for these products in Korea, China and Hong Kong. The distribution arrangement continues until terminated by mutual agreement or, if Primus KK has not completed the listing of its common stock on a recognized public stock exchange by December 31, 2004 or if certain performance goals are not met, its expiration on March 31, 2006. In July 2002, January 2003, May 2003 and again in September 2003, Primus amended the distribution agreement with Primus KK, and they have assumed a more significant role in product localization and support for the Japanese market. As a result of the changing and uncertain business climate and operating results for Primus KK, Primus expects to negotiate further amendments to its distribution agreement. Primus’ agreement with Primus KK does not contain product return rights.

European subsidiaries

      Primus Knowledge Solutions (UK) Limited and Primus Knowledge Solutions France are wholly-owned Primus subsidiaries conducting sales and marketing activities for Primus in Europe. Amacis Group Limited is a wholly-owned Primus subsidiary holding the technology assets arising from Primus’ subsidiary merger with Amacis Group Limited on December 22, 2003. The assets, liabilities and results of operations of these subsidiaries are consolidated into Primus’ financial statements.

Broad Daylight, Inc.

      Broad Daylight, Inc. is a wholly-owned Primus subsidiary holding the technology assets arising from Primus’ subsidiary merger with Broad Daylight, Inc. entered into on September 3, 2003. This subsidiary’s assets, liabilities and results of operations are consolidated into Primus’ financial statements.

AnswerLogic, Inc.

      AnswerLogic, Inc. is a wholly-owned Primus subsidiary holding the technology assets arising from Primus’ subsidiary merger with AnswerLogic, Inc. on May 31, 2001. This subsidiary’s assets, liabilities and results of operations are consolidated into Primus’ financial statements.

Imparto Software Corporation and 2order.com, Inc.

      Imparto Software Corporation and 2order.com, Inc. are two inactive, wholly-owned subsidiaries which resulted from subsidiary mergers prior to 2001. The assets, liabilities and results of operations of these inactive subsidiaries, if any, are consolidated into Primus’ financial statements.

      Primus does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, Primus has not guaranteed any obligations of unconsolidated entities nor does it have any commitment to provide any funding to any such entity. As such, Primus is not exposed to any market, credit, liquidity or financing risk that could arise if it had engaged in such relationships.

Employees

      As of September 1, 2004, Primus had 150 employees, including 36 European-based employees. These included 44 in sales and marketing, 38 in client services and support, 47 in research and development and 21 in general and administration. None of its employees are represented by a labor union. Primus has not experienced any work stoppages, and Primus believes its relationship with its employees is good. In addition, Primus occasionally supplements its workforce with consultants.

      Competition for qualified personnel in Primus’ industry is intense. Primus believes that its future success will depend in part on its continued ability to hire, train and retain qualified personnel.

Properties

      Primus leases principal administrative, engineering, manufacturing, marketing and sales facilities consisting of approximately 19,000 square feet in an office tower in Seattle, WA. The lease for this space extends to October 31, 2005. Primus also leases other domestic sales and services offices in Santa Clara, CA, Beaver Creek, OH, Boston, MA, Clifton Park, NY, and Dallas, TX, as well as a location in Washington, DC primarily dedicated to engineering. The hub of Primus’ European operations is located in the United Kingdom with an additional location in Northern Ireland primarily dedicated to engineering. Primus believes that its existing facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate any expansion of operations.

Legal Proceedings

      Primus, a Primus officer, a former Primus officer and FleetBoston Robertson Stephens, Inc., J.P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc., CIBC World Markets, Dain Rauscher, Inc. and Salomon Smith Barney Holdings Inc., the underwriters of Primus’ initial public offering, have been named as defendants in an action filed during December 2001 in the United States District Court for the Southern District of New York on behalf of persons who purchased Primus common stock during the period from June 30, 1999 through December 6, 2000, which was issued pursuant to the June 30, 1999 registration statement and prospectus for Primus’ initial public offering. This is one of a number of actions coordinated for pretrial purposes. Plaintiffs in the coordinated proceeding have brought claims under the federal securities laws against numerous underwriters, companies, and individuals, alleging generally that defendant underwriters engaged in improper and undisclosed activities concerning the allocation of shares in the IPO’s of more than 300 companies during the period from late 1998 through 2000. Specifically, among other things, the plaintiffs allege that the prospectus pursuant to which shares of Primus’ common stock were sold in Primus’ IPO contained certain false and misleading statements regarding the practices of Primus’ underwriters with respect to their allocation of shares of common stock in Primus’ IPO to their customers and their receipt of commissions from those customers related to such allocations, and that such statements and omissions caused Primus’ post-IPO stock price to be artificially inflated. The individual defendants have been dismissed from the action without prejudice pursuant to a tolling agreement. In June 2003 the plaintiffs in this action announced a proposed settlement with the issuer defendants and their insurance carriers. Primus has elected to participate in the settlement, which generally provides that its insurance carrier is responsible for any payments other than legal fees Primus incurred before June 2003. On March 4, 2004, plaintiffs’ executive committee advised the court that the negotiators for plaintiffs and issuers had agreed on the terms of the settlement. The court must still approve the settlement. If the settlement does not occur, and litigation against Primus continues, Primus believes it has meritorious defenses and intends to defend the case vigorously. While Primus cannot predict with certainty the outcome of the litigation or whether the settlement will be approved, Primus does not expect any material adverse impact to its business from this matter.

      In October 2003, Primus received notice that ServiceWare, Inc. had filed a complaint against Primus in the United States District Court for the Western District of Pennsylvania, which alleges that aspects of Primus’ technology infringe one or more patents issued in 1998 alleged to be held by the plaintiff. The complaint was served on Primus on January 28, 2004. In February of 2004, Primus filed its answer, denying all substantive claims, raising multiple affirmative defenses (including that the patents are invalid and unenforceable, that Primus products don’t infringe the patents in any event and that these claims on 1998 patents are barred by equitable estoppel and latches) and including a number of counterclaims. In May 2004, ServiceWare, Inc. filed counterclaims in this lawsuit, including allegations of interference, defamation and unfair competition.

      From time to time Primus is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force Primus to spend significant financial and managerial resources. Primus may incur substantial expenses in defending against third party claims. In the event of a determination adverse to us, Primus may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on Primus’ financial position and results of operations.

      As of June 30, 2004, other than accrued legal fees and expenses incurred, no amounts have been accrued as a liability associated with the aforementioned legal proceedings as the incurrence and the amount of a liability, if any, is not considered reasonably estimable or probable.

PRIMUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      Primus provides software solutions that enable companies to deliver a superior customer experience via contact centers, information technology help desks, web (intranet and internet) self-service, and electronic communication channels. Primus’ technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. Primus provides application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. Primus also offers electronic communication solutions, such as web self-service, email management, chat, and wireless communications. These software products can be implemented as a suite or as individual modules as part of a comprehensive eService solution, customer service delivered through web based applications. Primus’ solutions can be used in combination with leading customer relationship management and information technology helpdesk applications, including those from Amdocs/ Clarify, Kana, Onyx, Oracle CRM, PeopleSoft, Remedy, Siebel, SAP, and others. In addition to software applications, Primus offers professional services to assist customers with software implementation, integration, hosting, training and support.

Acquisitions

Acquisition of Broad Daylight, Inc.

      On August 12, 2003, Primus signed a definitive merger agreement and announced its intent to acquire 100% of the voting interest in Broad Daylight, Inc., which is an eService software developer specializing in solutions for customer and employee self-service. The merger of Broad Daylight with a subsidiary of Primus closed on September 3, 2003. Under the terms of the agreement, Primus purchased all of the outstanding shares of Broad Daylight in exchange for 2,131,009 shares of Primus common stock valued at approximately $2.5 million, plus cash of approximately $140,000 and direct acquisition costs of approximately $198,000. The fair value of the common stock issued for the acquisition was $1.19 per share, based on the average market price for a period before and after August 12, 2003.

      The purchase price of approximately $2.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $3.3 million has been recorded as goodwill.

Acquisition of Amacis Group Limited

      On December 22, 2003, Primus signed a share purchase agreement to acquire 100% of the voting interest in Amacis Group Limited, a leading provider of electronic commerce management solutions to global enterprises. The acquisition of Amacis further extended Primus’ breadth and depth in the eService marketplace by adding complementary email and wireless technologies to its customer service and support software solutions. The acquisition of Amacis’s shares closed on December 22, 2003. Under the terms of the agreement, Primus purchased all of the outstanding shares of Amacis in exchange for 1,234,692 shares of Primus common stock valued at approximately $7.4 million, and assumed all employee stock options outstanding under an existing Amacis stock option plan (100% vested), valued at approximately $1.1 million and incurred direct acquisition costs of approximately $364,000. The fair value of the common stock issued by Primus upon the acquisition was $6.00 per share, based on the average market price for a period before and after December 22, 2003.

      The purchase price of approximately $8.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $8.4 million was recorded as goodwill.

Restructurings

      During March of 2004, Primus executed a restructuring of its workforce to realize the efficiencies and synergies from its recent acquisitions and as a result recorded restructuring charges of approximately $461,000 for severance and benefits and associated costs due to a reduction in its worldwide workforce of 20 employees, or approximately 10%. Additionally, Primus anticipates consolidating its Santa Clara operations into other existing locations and may record an excess facility and/or asset impairment charge during the remainder of 2004.

Critical accounting policies and estimates

      This discussion and analysis of Primus’ financial condition and results of operations are based upon Primus’ condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements required Primus to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Primus evaluates its estimates. Primus bases its estimates on historical experience and on other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Primus’ management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of Primus’ consolidated financial statements.

Restructuring

      During March of 2004 Primus recorded significant accruals in connection with its restructuring program under Statement of Financial Accounting Standards, or SFAS, No. 146, Accounting for Costs Associated with Exit or Disposal Activities. These accruals include estimates pertaining to employee separation costs. Although Primus believes that it has made reasonable estimates of its restructuring costs in calculating these accruals, the actual costs could differ from these estimates.

Revenue recognition

      Primus recognized revenue in accordance with accounting standards established for software companies. These include Statement of Position No. 97-2, Software Revenue Recognition, as amended by Statement of Position No. 98-9, Software Revenue Recognition with Respect to Certain Arrangements and Staff Accounting Bulletin, or SAB, No. 104 Revenue Recognition, which was issued in December 2003 and supersedes SAB No. 101, Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and there is vendor–specific objective evidence to allocate the total fee to the elements of the arrangement.

      For all sales, Primus uses either a binding purchase order or signed agreement, depending on the nature of the transaction, as evidence of an arrangement. Sales through Primus’ resellers or distributors are evidenced by a master agreement governing the relationship together with binding purchase orders or signed agreements on a transaction-by-transaction basis.

      For software license fees in single element arrangements and multiple element arrangements that do not include customization or consulting services, delivery typically occurs when the product is made available to the customer for download or when products are shipped to the customer. For hosting and consulting revenue, delivery typically occurs as the services are being performed.

      At the time of each transaction, Primus assesses whether the fee associated with its revenue transaction is fixed and determinable and whether or not collection is probable. Primus assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after Primus’ normal payment terms, Primus considers the fee to not be fixed and determinable. In these cases, Primus defers revenue and recognizes it when it becomes due and payable.

      Primus initially assesses the probability of collection based on a number of factors, including past transaction history with the customer and the current financial condition of the customer. If Primus determines that collection of a fee is not probable, it defers revenue until the time collection becomes probable, which is generally upon receipt of cash.

      For multiple element arrangements, when company-specific objective evidence of fair value exists for all of the undelivered elements of the arrangement, but does not exist for one or more of the delivered elements in the arrangement, Primus recognizes revenue under the residual method. Under the residual method, at the outset of the arrangement with a customer, Primus defers revenue for the fair value of the arrangement’s undelivered elements such as consulting services and product support and maintenance, and recognizes the revenue for the remainder of the arrangement fee attributable to the elements initially delivered, such as software licenses, when the criteria in SOP 97-2 have been met. Company-specific objective evidence is established for support and maintenance of standard products for which no installation or customization is required based upon the amounts Primus charges when support and maintenance are sold separately. Company-specific objective evidence is established for consulting, implementation and installation services based on the hourly rates Primus charges for its employees when they are performing these services, provided Primus has the ability to accurately estimate the hours required to complete a project based upon its experience with similar projects or if the arrangement is based upon a stipulated hourly or daily rate. For multiple element arrangements involving installation, implementation or customization, company-specific objective evidence is established for hosting and support and maintenance arrangements if Primus’ customers have an optional annual renewal rate specified in the arrangement and the rate is substantive.

      Service revenues include payments under hosting and support and maintenance contracts and consulting services. Hosting and support and maintenance revenue is generally recognized ratably over the term of the contract, which for support and maintenance revenue typically is twelve months. Consulting and other service revenue is recognized as the services are performed.

      From time to time Primus enters into distribution agreements with resellers that typically provide for sublicense fees based on a percentage of list prices. Primus’ distribution agreement with Primus KK, a related party, provided for sublicense fees based on a percentage of net fees collected by Primus KK from its customers, subject to certain guaranteed minimum royalty payments. Sublicense fees are recognized upon delivery of software to Primus KK if pervasive evidence of an arrangement between the distributor and their customer exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists for the undelivered elements. Guaranteed minimum royalty payments, to the extent they exceed sublicense fees due, are recognized in the period earned. Primus’ agreements with its customers and resellers, including Primus KK, do not contain product return rights.

Accounts receivable

      Primus performs a quarterly analysis to determine the appropriate allowance for doubtful accounts. This analysis includes various analytical procedures and a review of factors, including specific individual balances selected from a cross-section of the accounts that comprise total accounts receivable, Primus’ history of collections, as well as the overall economic environment. At June 30, 2004 and December 31, 2003, the allowance for doubtful accounts was $139,000 and $174,000, respectively.

Goodwill

      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      Primus assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. If Primus were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, it measures impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of reporting unit goodwill. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, Primus would record an impairment charge for the difference.

      In the fourth quarter of 2003, Primus performed an analysis as described above, in connection with its annual impairment test required under SFAS No. 142. Primus’ 2003 annual impairment analysis did not require it to recognize an impairment loss.

Primus results of operations for the three and six months ended June 30, 2004 and 2003

      The following table sets forth financial data, derived from Primus’ unaudited condensed consolidated statements of operations, as a percentage of total revenues for the periods indicated. The operating results for the three and six months ended June 30, 2004 and 2003 are not necessarily indicative of the results that may be expected for any future period.

	Three months		Six months
	ended June 30,		ended June 30,

	2004	2003	2004	2003

Revenue:
License:
Third party	26.4%	12.2%	25.6%	27.6%
Related party — Primus KK	—	0.3	1.2	3.3

	26.4	12.5	26.8	30.9
Service:
Third party	72.5	84.6	72.2	66.5
Related party — Primus KK	1.1	2.9	1.0	2.6

	73.6	87.5	73.2	69.1

Total revenue	100.0	100.0	100.0	100.0

Cost of revenue:
License	2.3	1.5	3.1	1.7
Service	24.9	33.4	24.9	25.9
Amortization of purchased intangibles	6.5	—	5.0	—

Total cost of revenue	33.7	34.9	33.0	27.5

Gross profit	66.3	65.0	67.0	72.5

	Three months		Six months
	ended June 30,		ended June 30,

	2004	2003	2004	2003

Operating expenses
Sales and marketing	40.1	68.0	44.0	55.7
Research and development	37.1	50.4	37.9	40.1
General and administrative	25.5	18.9	23.4	18.2
Restructuring charges	—	—	3.9	—

Total operating expenses	102.7	137.3	109.2	114.0

Loss from operations	(36.4)	(72.3)	(42.2)	(41.5)
Other income (expense), net	—	0.3	(0.2)	0.7

Loss before income taxes	(36.4)	(71.9)	(42.4)	(40.8)
Income tax expense	(0.4)	(0.8)	(0.6)	(0.9)

Net loss	(36.8)%	(72.7)%	(43.0)%	(41.7)%

Revenue

      Total revenue was $5.8 million and $3.7 million for the three months ended June 30, 2004 and 2003, respectively, representing an increase of $2.0 million, or 55%. During the three and six months ended June 30, 2004, revenue to one international customer represented approximately 22% and 11% of total revenue, respectively. During the six months ended June 30, 2003, revenue from an enterprise sale to one international customer represented approximately 13% of total revenue. No other single customer accounted for 10% or more of total revenue in the three or six months ended June 30, 2004 or 2003. International revenue was $2.2 million and $723,000 for the three months ended June 30, 2004 and 2003, respectively, representing an increase of $1.5 million or 207%. International revenue was $4.3 million and $2.6 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of $1.7 million or 68%. Total revenue was $11.8 million and $9.2 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of $2.6 million, or 29%. During the second half of 2003, Primus acquired Broad Daylight, Inc. and Amacis Group Limited, which are referred to in this management’s discussion and analysis of financial condition and results of operations, or MD&A, as the acquired companies. Primus’ financial statements include the results of the acquired companies’ operations since the respective dates of acquisition. Primus believes that 2004 increases in international revenue are primarily due to sales of Amacis Group Limited products.

      License revenue. Total license revenue was $1.5 million and $466,000 for the three months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $1.1 million, or 226%. Total license revenue was $3.2 million and $2.8 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of $329,000, or 12%. Included in license revenue for the three months ended June 30, 2004 is an enterprise sale of Primus Communication Center to a pre-existing Amacis customer. They elected to apply an existing prepaid support deposit balance (which was previously included in deferred revenue) against all amounts due. This customer had previously purchased the Amacis Visibility product and was not entitled to upgrades under their prepaid support agreement. As such, this transaction did not result in an increase to cash or receivables during the period. License revenue for the six months ended June 30, 2004 includes approximately $1.9 million attributed to the sale of Primus Communication Center related products to two of Amacis’ pre-existing customers. License revenue as a percentage of total revenue was 26% and 13% for the three months ended June 30, 2004 and 2003, respectively and 27% and 31% for the six months ended June 30, 2004 and 2003, respectively. Although Primus experienced an increase in the sales of its software in 2004 as compared to 2003, Primus continued to experience long and unpredictable sales cycles, making it difficult to predict when license sales may close. Primus believes software license revenue increased in absolute dollars primarily due to sales to certain of Amacis pre-existing customers, partially offset by certain of Primus’ customers utilizing hosted license model for its software during the second half of 2003 and the first half of 2004. The changes in license revenue as a percentage of total revenue are primarily due to the absolute dollar increases in license revenue and total revenue.

      Service revenue. Total service revenue was $4.2 million and $3.2 million for the three months ended June 30, 2004 and 2003, respectively, representing an increase of $987,000, or 30%, and was the result of an increase in hosting fees of approximately $1.1 million, partially offset by declines in maintenance and support contract revenue and consulting fees over the same period. Service revenue as a percentage of total revenue was 74% and 87% for the three months ended June 30, 2004 and 2003, respectively. Total service revenue was $8.7 million and $6.4 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $2.3 million, or 36%, and was primarily the result of an increase in hosting revenue of approximately $2.2 million over the same period. Service revenue as a percentage of total revenue was 73% and 69% for the six months ended June 30, 2004 and 2003, respectively.

      During 2004, total service revenue related to products of the acquired companies was approximately $1.3 million. Hosting and consulting revenue was approximately $1.5 million and $500,000 for the three months ended June 30, 2004 and 2003, respectively, and approximately $3.3 million and $830,000 for the six months ended June 30, 2004 and 2003, respectively. The increase in consulting and hosting fees is primarily attributable to an increase in the types of hosting offerings and the number of customers Primus is providing hosting services for, as well as billings for consulting services to pre-existing customers of the acquired companies. Hosting and consulting revenue from two Primus customers was approximately 55% and 52% of total hosting and consulting revenue for the three and six months ended June 30, 2004, respectively. Hosting services are typically provided under renewable contracts that range in length from one to twelve months. Maintenance and support contract revenue was approximately $2.7 million and $2.8 million for the quarters ended June 30, 2004 and 2003, respectively, and $5.4 million and $5.5 million for the six months ended June 30, 2004 and 2003, respectively.

Cost of revenue

      Total cost of revenue was $1.9 million and $1.3 million for the three months ended June 30, 2004 and 2003, respectively, representing an increase of $640,000, or 49%. Total cost of revenue was $3.9 million and $2.5 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of $1.4 million, or 54%.

      Cost of license revenue. Cost of license revenue consists primarily of media, product packaging and shipping, documentation and other production costs, and third party software costs and royalties. Cost of license revenue was $134,000 and $57,000 for the three months ended June 30, 2004 and 2003, respectively. Cost of license revenue was $366,000 and $154,000 for the six months ended June 30, 2004 and 2003, respectively. Cost of license revenue as a percentage of license revenue was 9% and 12% for the three months ended June 30, 2004 and 2003, respectively, and 12% and 5% for the six months ended June 30, 2004 and 2003, respectively. The increase in the cost of license revenue as an absolute dollar amount and the change as a percentage of license revenue is primarily due to a charge of approximately $80,000 taken during the first quarter of 2004 related to the estimated net realizable value of certain purchased third party software held for resale as well as an increase in the cost of royalties and third party software purchased and resold during 2004 as compared to 2003.

      Cost of service revenue. Cost of service revenue consists primarily of salaries, benefits and allocated overhead costs related to customer support, consulting, hosting, training and global services personnel, including the cost of any third-party consultants engaged by Primus. Primus also includes costs directly relating to the provision of hosting services, such as depreciation of capital equipment used in its hosted network, cost of support for the third party software and lease costs paid to remote co-location centers. Cost of service revenue was $1.4 million and $1.2 million for the three months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $189,000, or 15%. Cost of service revenue as a percentage of service revenue was 34% and 38%, or a gross margin of 66% and 62%, for the three months ended June 30, 2004 and 2003, respectively. Cost of service revenue was $2.9 million and

$2.4 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $565,000, or 24%. Cost of service revenue as a percentage of service revenue was 34% and 37%, or a gross margin of 66% and 63%, for the six months ended June 30, 2004 and 2003, respectively. The increase in cost of service revenue for the three and six months ended June 30, 2004 is primarily due to increases in payroll and payroll related costs of approximately $105,000 and $305,000, respectively, as a result of incremental headcount increases, significantly related to the acquired companies, as well as costs related to services provided to customers under hosting contracts in 2004, partially offset by reductions in total overhead costs and other costs as part of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. The decrease in cost of service revenue as a percentage of services revenue was primarily due to certain higher margin hosting contracts, higher utilization rates for Primus’ professional services staff and reductions in allocated overhead costs. Gross profit margins are generally higher for post contract customer support and maintenance services, which include the delivery of software enhancements and upgrades, than for training, implementation and integration services.

      Amortization of purchased intangibles. Amortization of purchased intangibles consists entirely of amortization related to the intangibles recorded in connection with the acquisition of the acquired companies during 2003. Other intangible assets related to the Amacis acquisition consist of acquired technology, maintenance and hosting contracts and customer relationships, and totaled $3.1 million. These intangible assets were being amortized over their estimated useful life ranging from four to 60 months for certain maintenance and hosting contracts and seven years for acquired technology. Intangible assets recorded in connection with the acquisition of Broad Daylight consist of acquired technology and maintenance and hosting contracts and totaled $576,000 and are being amortized over their estimated useful lives ranging from 16 months to three years. During the quarter ended June 30, 2004, a customer terminated a maintenance contract with a remaining life of approximately 54 months, and the associated remaining unamortized intangible asset balance of approximately $220,000 was expensed.

Operating expenses

      Overhead costs. Allocated overhead costs generally include compensation related benefits, facilities costs (occupancy, utilities, telephone, internet, postage and freight), depreciation and amortization related to property and equipment, general supplies and repair and maintenance costs, and bank fees and charges. Allocated overhead costs are allocated to cost of service Revenue (customer support, consulting, training and global services personnel), sales and marketing expense, research and development expense and general and administrative expense based primarily upon headcount, and were approximately $1.1 million and $1.4 million for the three months ended June 30, 2004 and 2003, respectively, a decrease of approximately $294,000, or 21%, and $2.0 million and $2.7 million for the six months ended June 30, 2004 and 2003, respectively, or a decrease of $723,000 or 26%. These decreases are primarily due to reductions during the three and six month periods ended June 30, 2004 in compensation related benefits of approximately $190,000 and $400,000, respectively, and depreciation and amortization expense related to property and equipment of approximately $250,000 and $530,000, respectively, as well as smaller cost reductions in other areas as a direct result of close monitoring of its expenses; partially offset by increases in facilities costs and overhead personnel costs (primarily related to the acquired companies) of approximately $140,000 and $400,000, respectively. Total allocated overhead costs are as follows (in thousands):

	Six months ended		Three months ended
	June 30,		June 30,

	2004	2003	2004	2003

Cost of service revenue	$484	$599	$256	$303
Sales and marketing	547	758	287	377
Research and development	741	999	387	495
General and administrative	253	392	146	195

Total allocated overhead costs	$2,025	$2,748	$1,076	$1,370

      The decrease in compensation related benefits expense is the direct result of favorable claims experience during 2004 under Primus’ self-insured health benefits plan. The net decrease in depreciation and amortization expense related to property and equipment was primarily due to the aging of Primus’ property and equipment, resulting in more of those assets becoming fully depreciated. The increase in facilities costs and facility-related personnel costs during 2004 was due to an increase in the total square footage under lease and an increase in the number of facilities personnel primarily related to the acquired companies.

      Sales and marketing. Sales and marketing expenses consist primarily of salaries, bonuses, commissions and benefits earned by sales and marketing personnel, allocated overhead costs, direct expenditures such as travel, communication and occupancy for direct sales offices and marketing expenditures related to direct mail, online marketing, advertising, trade shows, public relations and new product launches. Sales and marketing expenses were approximately $2.3 million and $2.5 million for the three months ended June 30, 2004 and 2003, respectively, representing a decrease of approximately $220,000 or 9%. This decrease is primarily the result of decreases in sales and marketing payroll and related expenses primarily as a result of Primus’ March 2004 restructuring, travel and entertainment costs, recruiting expenses and marketing expenditures (e.g., advertising, promotions, public relations, telemarketing, tradeshows and events and collateral materials) and total overhead costs; partially offset by increases in consulting and temporary personnel expenses and telephony and connectivity-related costs and other costs as part of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Sales and marketing expenses were approximately $5.2 million and $5.1 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $82,000 or 2%. This increase is primarily the result of increases in consulting and temporary personnel costs, travel and entertainment costs, recruiting expenses and training expenses (primarily related to the acquired companies) and telephony and connectivity related costs; partially offset by reductions in payroll and related expenses, total overhead costs and marketing expenditures (e.g. advertising, promotions, public relations, telemarketing, tradeshows and events and collateral materials) and other costs as part of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Sales and marketing expenses during the six months ended June 30, 2004 included approximately $470,000 as a result of incremental payroll and associated expenses related to the absorption of employees from the Acquired Companies during the first quarter of 2004. Sales and marketing expenses as a percentage of total revenue was 40% and 68% for the three months ended June 30, 2004 and 2003, respectively, and 44% and 56% for the six months ended June 30, 2004 and 2003, respectively. This decrease as a percentage of total revenue is primarily due to the significant increase in total revenues for the three and six month periods ended June 30, 2004 compared to the same periods in 2003.

      Research and development. Research and development expenses include development costs associated with new products, enhancements and upgrades of existing products and quality assurance activities, and consist primarily of salaries, benefits and contractors’ fees for software engineers, program and product managers, technical writers, linguistic specialists, quality assurance personnel, allocated overhead costs, as well as costs related to the use of third party development firms. Research and development expenses were approximately $2.1 million and $1.9 million for the three months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $260,000 or 14%. The increase was primarily due to increase in research and development headcount and related expenses during 2004 as compared to 2003, primarily related to the acquired companies, increases in research and development spending of approximately $70,000 related to Primus’ engagement of an offshore development team in January of 2003 and increases in travel expenses; partially offset by reductions in total overhead costs and other costs, as a result of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Research and development expenses were approximately $4.5 million and $3.7 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $797,000 or 22%. The increase was primarily due to increases in research and development spending of approximately $280,000 related to Primus’ engagement of an offshore development team in January of 2003 and increases in research and development headcount during 2004 as compared to 2003, primarily related to the acquired companies, and increases in travel related costs. Research and development expenses during the first quarter of 2004 included approximately $430,000 as a result of incremental payroll and associated expenses related to the absorption of employees from the acquired companies. These increases were partially offset by reductions in total overhead costs and other costs, as a result Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Research and development expenses as a percentage of total revenue was 37% and 50% for the three months ended June 30, 2004 and 2003, and 38% and 40% for the six months ended June 30, 2004 and 2003, respectively. This decrease as a percentage of total revenue is primarily due to the significant increase in total revenue in 2004, partially offset by the increase in total research and development spending from 2003 to 2004.

      General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, human resource, legal, administrative and information services personnel, occupancy costs, bad debt expense and costs associated with being a public company, including, but not limited to, annual and other public-reporting costs, directors’ and officers’ liability insurance, investor-relations programs, professional-services fees and total overhead costs. General and administrative expenses were approximately $1.5 million and $702,000 for the three months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $767,000 or 109%. This increase is primarily due to increases in legal, accounting and administrative fees, which we refer to collectively in this MD&A as legal fees, an increase in bad debt expense of $100,000, as well as increases in the reporting and compliance costs of being a public company; partially offset by reductions in total overhead costs and other costs, primarily as a result of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Legal fees increased by approximately $725,000 during the three months ended June 30, 2004, due primarily to the favorable settlement of a legal matter during the three months ended June 30, 2003, which resulted in the reversal of an accrual in the amount of $250,000, and increases in legal fees related to current legal proceedings, as well as increases in general legal and accounting professional fees. General and administrative expenses were approximately $2.8 million and $1.7 million for the six months ended June 30, 2004 and 2003, respectively, representing an increase of approximately $1.1 million or 65%. This increase is primarily due to increased legal, accounting and administrative fees, increases in the reporting and compliance costs of being a public company, as well as increases in bad debt expense of $50,000 and increases in corporate insurance costs related to the acquired companies. These increases are partially offset by reductions in total overhead costs and other costs, primarily as a result Primus’ close monitoring of its expenses and implementation of its cost control initiatives. General and administrative expenses during the first quarter of 2004 included approximately $100,000 as a result of incremental payroll and associated expenses related to the absorption of employees from the acquired companies. Legal fees increased by approximately $1.0 million during 2004, due primarily to the settlement of the above mentioned legal matter in the second quarter of 2003, as well as legal fees related to current legal proceedings and increases in general legal and accounting professional fees. General and administrative expenses as a percentage of total revenue were 26% and 19% for the three months ended June 30, 2004 and 2003, respectively, and 23% and 18% for the six months ended June 30, 2004 and 2003, respectively. The increase of general and administrative expense as a percentage of total revenue is primarily attributable to the significant increase in general and administrative expenses during 2004, partially offset by the increase in revenue during the same period.

      Restructuring charges. There were no restructuring charges for the three months ended June 30, 2004 or June 30, 2003, or for the six months ended June 30, 2003. During March of 2004, Primus executed a restructuring of its workforce in an effort to realize the efficiencies and synergies from its recent acquisitions and as a result recorded restructuring charges of approximately $461,000 for severance and benefits and associated costs due to a reduction in its worldwide workforce of 20 employees, or approximately 10%. Additionally, Primus anticipates consolidating its Santa Clara operations into other existing locations and may record an excess facility and/or asset impairment charge during the remainder of 2004.

      Other income (expense), net. Other income, net of other expense, was $2,000 and $12,000 for the three months ended June 30, 2004 and 2003, respectively and $(24,000) and $67,000 for the six months ended June 30, 2004 and 2003, respectively. The decrease from period to period is primarily due to an increase in the losses realized on foreign currency transactions, as well as a decrease in investment yields and interest earned in 2004 related to a receivable from a customer during the first quarter of 2003.

      Income taxes. Primus has not recorded income tax benefits related to the net operating losses for the six months ended June 30, 2004 or 2003 as a result of the uncertainties regarding the realization of the net operating losses. Income tax expense recorded in both the second quarter of 2004 and the six months ended June 30, 2004 and 2003 primarily relates to Primus’ foreign operations.

Results of operations for the years ended December 31, 2003, 2002 and 2001

      The following table sets forth, for the periods indicated, the percentage of total revenue represented by each item reflected in Primus’ Consolidated Statements of Operations.

	Year ended
	December 31,

	2003	2002	2001

	(as a percentage of
	total revenue)
Revenue:
License	43%	39%	46%
Service	57	61	54

Total revenue	100	100	100
Cost of revenue:
License	2	2	1
Service	19	22	28
Amortization of purchased intangibles	1	—	—

Total cost of revenue	22	24	29

Gross profit	78	76	71

Operating expenses:
Sales and marketing	42	55	72
Research and development	31	37	46
General and administrative	18	21	24
Amortization of goodwill	—	—	2
Restructuring charges	—	6	9

Total operating expenses	91	119	153

Loss from operations	(12)	(43)	(82)
Other income, net	1	1	4

Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(11)	(42)	(78)
Income tax expense	1	1	1

Loss before extraordinary item and cumulative effect of change in accounting principle	(12)	(43)	(79)
Extraordinary gain on disposal of assets	—	—	2

Loss before cumulative effect of change in accounting principle	(12)	(43)	(77)
Cumulative effect of change in accounting principle	—	(11)	—

Net loss	(12)%	(54)%	(77)%

Years ended December 31, 2003 and 2002

Revenue

      Total revenue was $25.1 million and $20.9 million in 2003 and 2002, respectively, representing an increase of $4.2 million, or 20%. During the twelve months ended December 31, 2003, revenue from two customers represented 29% of total revenue. During 2002, no single customer accounted for 10% or more of total revenue. Related party sales to Primus KK were $956,000 and $1,394,000, respectively. International revenue was $7.8 million and $4.2 million in 2003 and 2002, respectively, representing an increase of $3.6 million, or 84%.

      License revenue. Total license revenue was $10.7 million and $8.1 million in 2003 and 2002, respectively, representing an increase of $2.6 million, or 33%. During the second half of 2003, Primus acquired Broad Daylight, Inc. and Amacis Group Limited and its financial statements include the results of their operations since the respective dates of acquisition. License revenue for 2003 includes sales of their products to new and existing customers of approximately $1.3 million. License revenue as a percentage of total revenue was 43% and 39% in 2003 and 2002, respectively. Although Primus experienced an increase in the sales of its software in 2003 as compared to 2002, Primus continued to experience long and unpredictable sales cycles, making it difficult to predict when license sales may close. Primus believes software license revenue increased in absolute dollars and as a percentage of total revenue primarily due to enterprise sales to two customers that represented approximately 49% of 2003 license revenue.

      Service revenue. Total service revenue was $14.3 million and $12.9 million in 2003 and 2002, respectively, representing an increase of $1.4 million, or 11%, which was the result of an increase in hosting and consulting fees of $2.1 million, partially offset by a decrease in maintenance and support contract revenue of $700,000 over the same period. During 2003, total service revenue contributed by the acquired companies was approximately $400,000. Service revenue as a percentage of total revenue was 57% and 61% in 2003 and 2002, respectively. Hosting and consulting revenue was $3.7 million and $1.6 million in 2003 and 2002, respectively. The increase in consulting and hosting fees is directly attributable to an increase in the types of hosting offerings and number of customers Primus is providing hosting services for, as well as consulting services for two customers who entered into enterprise license agreements with Primus during 2003. Hosting and consulting revenue from these two customers was approximately 38% of total hosting and consulting revenue during 2003. Hosting services are typically provided under renewable contracts that range in length from one to twelve months. There can be no assurances that customers will renew these agreements as they expire. Maintenance and support contract revenue was $10.6 million and $11.3 million in 2003 and 2002, respectively, representing a decrease of $700,000 or 6%. The decline in maintenance and support contract revenue is primarily due to a decline in the number of licenses on which maintenance was renewed, which is primarily the result of continued pricing pressures, customer consolidation and downsizing, the termination of certain low margin maintenance and support contracts and decreases in software license revenue over the last few years.

Cost of revenue

      Total cost of revenue was $5.4 million and $5.0 million in 2003 and 2002, respectively, representing an increase of $379,000, or 8%.

      Cost of license revenue. Cost of license revenue consists primarily of media, product packaging and shipping, documentation and other production costs, and third party royalties. Cost of license revenue was $461,000 and $328,000 in 2003 and 2002, respectively, representing an increase of $133,000, or 41%. Cost of license revenue as a percentage of license revenue was 4% during 2003 and 2002. The increase in the cost of license revenue as an absolute dollar amount is primarily due to the significant increase in license revenue in 2003 and to a slight increase in the cost of third party software purchased and resold during 2003.

      Cost of service revenue. Cost of services revenue consists primarily of salaries, benefits and allocated overhead costs related to customer support, consulting, training and global services personnel, including the cost of service provided by third-party consultants engaged by Primus. Cost of service revenue was $4.9 and $4.7 million in 2003 and 2002, respectively, representing an increase of $178,000 or 4%. Cost of service revenue as a percentage of service revenue was 34% and 37%, or a gross margin of 66% and 63%, during 2003 and 2002, respectively. The decrease in cost of service revenue as a percentage of services revenue was primarily due to certain higher margin hosting contracts, higher utilization rates for its professional services staff and reductions in allocated overhead costs. The reductions in allocated overhead costs primarily related to compensation related benefits, occupancy costs, and depreciation and amortization, partially offset by costs related to the acquired companies during 2003. Costs of service revenue related to the acquired companies were approximately $200,000, and included payroll and related expenses of approximately $155,000. Gross profit margins are generally higher for post contract customer support and maintenance services, which include the delivery of software enhancements and upgrades, than for training, implementation and integration services.

Operating expenses

      Overhead costs. Allocated overhead costs generally include compensation related benefits, facilities costs (occupancy, utilities, telephone, internet, postage and freight), depreciation and amortization related to property and equipment, general supplies and repair and maintenance costs, and bank fees and charges. Allocated overhead costs are allocated to cost of service revenue (customer support, consulting, training and global services personnel), sales and marketing expense, research and development expense and general and administrative expense based primarily upon headcount, and were approximately $4.9 million and $6.4 million for 2003 and 2002, a decrease of approximately $1.5 million, or 23%. This decrease is primarily due to reductions in compensation related benefits of approximately $400,000, facilities costs (primarily occupancy) of approximately $450,000 and depreciation and amortization expense related to property and equipment of approximately $600,000, as well as smaller cost reductions in other areas as a direct result of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. Total allocated overhead costs are as follows (in 000’s):

	Year ended
	December 31,

	2003	2002

Cost of service revenue	$1,069	$1,276
Sales and marketing	1,318	1,803
Research and development	1,717	2,349
General and administrative	761	991

Total allocated overhead costs	$4,865	$6,419

      The decrease in compensation related benefits expense is the direct result of favorable claims experience during 2003 under Primus’ self insured health benefits plan and its 2002 head count reductions. The reduction in occupancy costs during 2003 was due to a reduction in the total square footage under lease in Primus’ Seattle, WA corporate headquarters. Effective December 31, 2002, Primus reduced its office space by approximately 14,400 square feet, from 33,300 square feet to 18,900 square feet. The net decrease in depreciation and amortization expense related to property and equipment was primarily due to the aging of Primus’ property and equipment, and a larger portion of those assets becoming fully depreciated during the second half of 2002 or during 2003, as well as an excess facility and asset impairment charge of approximately $636,000 incurred in the third quarter of 2002. The asset impairment charge was primarily for leasehold improvements, computer equipment and related software, office equipment and furniture and fixtures disposed of or removed from operations as a direct result of Primus’ restructuring plans.

      Sales and marketing. Sales and marketing expenses consist primarily of salaries, bonuses, commissions and benefits earned by sales and marketing personnel, allocated overhead costs, direct expenditures such as travel, communication and occupancy for direct sales offices and marketing expenditures related to direct mail, online marketing, advertising, trade shows, public relations and new product launches. Sales and marketing expenses were approximately $10.4 million and $11.5 million for 2003 and 2002, respectively, representing a decrease of $1.1 million or 9%. This decrease is primarily the result of reductions in allocated overhead costs, travel and entertainment costs, recruiting expenses, and consulting and marketing expenditures (e.g. advertising, promotions, public relations, telemarketing, tradeshows and events and collateral materials) as part of Primus’ close monitoring of its expenses and implementation of its cost control initiatives. This decrease was partially offset by costs related to the acquired companies during 2003 and increases in sales commissions and bonuses of approximately 33%, which were directly related to the 20% increase in total revenue and the signing of enterprise deals with two customers during 2003, which resulted in higher commission rates for the effected personnel. Sales and marketing expenses related to the acquired companies were approximately $500,000, and included payroll and related expenses of approximately $410,000. Sales and marketing expenses as a percentage of total revenue were 42% and 55% in 2003 and 2002, respectively. This decrease as a percentage of total revenue is primarily due to the decrease in total sales and marketing expenses during 2003, as well as the increase in total revenue from 2002 to 2003.

      Research and development. Research and development expenses include development costs associated with new products, enhancements and upgrades of existing products and quality control testing, and consist primarily of salaries, benefits, and contractors’ fees for software engineers, program and product managers, technical writers, linguistic specialists and quality assurance personnel and allocated overhead costs. Research and development expenses were approximately $7.8 million and $7.9 million in 2003 and 2002, respectively, representing a slight decrease of approximately $68,000 or 1%. The decrease was primarily due to reductions in allocated overhead costs, research and development headcount during 2003 and 2002, and Primus’ close monitoring of its expenses and implementation of its cost control initiatives; offset by increases in research and development spending of approximately $1,234,000 related to its engagement of an offshore development team in January of 2003 and costs related to the acquired companies during 2003. Research and development expenses related to the acquired companies were approximately $465,000, and included payroll and related expenses of approximately $325,000. Research and development expenses as a percentage of total revenue were 31% and 37% for 2003 and 2002, respectively. This decrease as a percentage of total revenue is primarily due to the slight decrease in total research and development spending in 2003 and the significant increase in total revenue from 2002 to 2003.

      General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, human resource, legal, administrative and information services personnel, occupancy costs, bad debt expense and costs associated with being a public company, including, but not limited to, annual and other public-reporting costs, directors’ and officers’ liability insurance, investor-relations programs, professional-services fees and allocated overhead costs. General and administrative expenses were approximately $4.5 million and $4.4 million in 2003 and 2002, respectively, representing an increase of approximately $85,000 or 2%. This increase is primarily due to compensation expense of approximately $1.0 million as a result of the October 2003 purchase of certain outstanding stock options from Mr. Brochu, president and chief executive officer of Primus, approximately $310,000 of expense related to a noncompete agreement entered into with Mr. Brochu in November of 2003 and costs related to the acquired companies during 2003; offset by reductions in allocated overhead costs and legal, accounting and administrative fees. General and administrative expenses related to the acquired companies were approximately $130,000, and included payroll and related expenses of approximately $115,000. Legal fees decreased by approximately $960,000 during 2003, due primarily to legal fees being abnormally high in 2002 and to the release of an accrual in 2003 that was recorded in 2002. Included in 2002 expenses was approximately $385,000 related to the April 2002 Mindfabric patent litigation settlement and accrued expenses of approximately $250,000 related to a then pending preference action in connection with the bankruptcy of a former customer. During 2003, there were no legal fees related to the Mindfabric litigation, Primus favorably settled the pending preference action, which resulted in the release of the $250,000 accrual, and Primus realized further, smaller savings on other legal matters when compared to 2002. General and administrative expenses as a percentage of total revenue were 18% in 2003 and 21% in

2002. The decrease of general and administrative expense as a percentage of total revenue is primarily attributable to the increase in revenue during 2003.

      Restructuring charges. There were no restructuring charges during the year ended December 31, 2003. In 2002, Primus incurred restructuring charges of approximately $1.2 million related to its decision to exit certain domestic and international facilities and reduce its workforce.

      During March of 2004, Primus executed a further restructuring of its workforce to realize the efficiencies and synergies from its recent acquisitions and as a result will be recording restructuring charges of approximately $500,000 for severance and benefits and associated costs due to an approximate 10% reduction in its worldwide workforce.

      Other income, net. Other income decreased $32,000, or 16%, from $202,000 in 2002 to $170,000 in 2003. The decrease from period to period is primarily due to decreases in investment yields, partially offset by interest earned in 2003 related to financing terms provided to a customer.

      Income taxes. Primus has not recorded income tax benefits related to its net operating losses in 2003 or 2002, as a result of the uncertainties regarding the realization of such net operating losses. Income tax expense recorded in 2003 and 2002 primarily relates to Primus’ foreign operations, and in 2003, was reduced by the favorable settlement of a foreign tax related matter which resulted in the release of a $200,000 accrual that had been recorded prior to 2001.

      At December 31, 2003, Primus had U.S. and foreign net operating loss carryforwards of approximately $163.9 and $10.4 million respectively. Primus also has research and development tax credit carryforwards of $3.4 million. Under the provisions of Section 382 of the Internal Revenue Code, the Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Primus may have experienced such ownership changes as a result of the various stock offerings, and the utilization of the carryforwards could be limited such that a portion of the net operating losses may never be utilizable. The U.S. net operating loss carryforwards increased during 2003 by $25.8 million due to the acquisition of Broad Daylight. However, these losses will be subject to limitation under the provisions of Section 382 discussed above. The foreign net operating loss carryforwards increased by $11.2 million due to the acquisition of Amacis. Approximately $43.0 of the net operating loss carryforwards at December 31, 2003 result from deductions associated with the exercise of non-qualified employee stock options, the realization of which would result in a credit to shareholders’ equity.

      Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of Primus’ foreign subsidiaries. These earnings of approximately $2.0 million, which are expected to be reinvested, could become subject to additional tax if they were to be remitted as dividends, loaned to Primus, or if Primus should sell its stock in these subsidiaries.

      Cumulative effect of change in accounting principle. Primus recognized a $2.3 million transitional impairment loss as the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 142 on January 1, 2002. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings, but instead be tested at least annually for impairment. The amortization of goodwill ceases upon the required adoption date of the Statement, which for us was January 1, 2002. At the date of adoption, Primus had unamortized goodwill of approximately $2.3 million, and the implied fair value of the goodwill as of the date of adoption was zero. The implied fair value of goodwill was calculated based upon a comparison of the book value of Primus to its fair value. Fair value was determined based upon the market capitalization of Primus as of January 1, 2002.

Years ended December 31, 2002 and 2001

Revenue

      Total revenue was $20.9 million and $27.6 million in 2002 and 2001, respectively, representing a decrease of $6.6 million, or 24%. During 2002 and 2001, no single customer accounted for 10% or more of total revenue, other than related party sales to Primus KK of $1,394,000 and $3,134,000, respectively. International revenue was $4.2 million and $6.4 million in 2002 and 2001, respectively, representing a decrease of $2.2 million, or 34%.

      License revenue. Total license revenue was $8.1 million and $12.6 million in 2002 and 2001, respectively, representing a decrease of $4.5 million, or 36%. Primus experienced a decrease in the sales of its software in 2002 as compared to 2001. Primus believes the continued weakening of the global economy in 2002 and the continued global slow down in information technology spending contributed to this decline. During 2002, the buying patterns of Primus’ potential customers caused a long sales cycle, making it difficult to predict when license sales would close. License revenue as a percentage of total revenue was 39% and 46% in 2002 and 2001, respectively. Software license revenue decreased as a percentage of total revenue primarily due to the decrease in Primus’ software license revenue.

      Service revenue. Total service revenue was $12.9 million and $15.0 million in 2002 and 2001, respectively, representing a decrease of $2.1 million, or 14%, which was the result of a decrease in maintenance and support contract revenue of $1.3 million and a decrease in consulting fees of $800,000 over the same period. Service revenue as a percentage of total revenue was 61% and 54% in 2002 and 2001, respectively. The increase in maintenance and support contract revenue as a percentage of total revenue is primarily due to the significant decrease in license revenue. The decrease in maintenance and support contract revenue and consulting fees are by-products of continued pricing pressures, the termination of certain low margin maintenance and support contracts and the declines in both license revenue and information technology spending experienced during 2002.

Cost of revenue

      Total cost of revenue was $5.0 million and $8.1 million in 2002 and 2001, respectively, representing a decrease of $3.1 million, or 38%.

      Cost of license revenue. Cost of license revenue consists primarily of media, product packaging and shipping, documentation and other production costs, and third party royalties. Cost of license revenue was $328,000 and $373,000 in 2002 and 2001, respectively, representing a decrease of $45,000, or 12%. Cost of license revenue as a percentage of license revenue was 4% and 3% during 2002 and 2001, respectively. The increase in the cost of license revenue as a percentage of license revenue is primarily due to the write off of certain amounts under a prepaid royalty agreement during 2002. The decrease in the cost of license revenue as an absolute dollar amount is due to the significant decline in license revenue in 2002.

      Cost of service revenue. Cost of services revenue consists primarily of salaries, benefits and allocated overhead costs related to customer support, consulting, training and global services personnel, including the cost of service provided by third-party consultants engaged by Primus. Cost of service revenue was $4.7 million and $7.7 million in 2002 and 2001, respectively, representing a decrease of $3.0 million, or 39%. Cost of service revenue as a percentage of service revenue was 37% and 52%, or a gross margin of 63% and 48%, during 2002 and 2001, respectively. The decrease in cost of service revenue as a percentage of services revenue was primarily due to the higher utilization rates for Primus’ professional services staff, continued cost containment efforts, the cost savings realized from workforce reductions made since the fourth quarter of 2001 within the professional services and customer support organizations and a reduction in allocated overhead costs. During 2002, Primus’ professional services and support workforce decreased by 7 employees, or 18%. Gross profit margins are generally higher for post contract customer support and maintenance services, which include the delivery of software enhancements and upgrades, than for training, implementation and integration services.

Operating expenses

      Overhead costs. Allocated overhead costs generally include compensation related benefits, facilities costs (occupancy, utilities, telephone, internet, postage and freight), depreciation and amortization related to property and equipment, general supplies and repair and maintenance costs, and bank fees and charges. Allocated overhead costs are allocated to cost of service revenue (customer support, consulting, training and global services personnel), sales and marketing expense, research and development expense and general and administrative expense based primarily upon headcount, and were approximately $6.4 million and $7.8 million for 2002 and 2001, a decrease of approximately $1.4 million, or 18%. This decrease is primarily due to reductions in facilities costs (primarily occupancy) of approximately $1.0 million, depreciation and amortization expense related to property and equipment of approximately $275,000, telephone and internet expense of approximately $250,000; partially offset by an increase in compensation related benefits of approximately $125,000. Total allocated overhead costs are as follows (in 000’s):

	Year ended
	December 31,

	2002	2001

Cost of service revenue	$1,276	$1,515
Sales and marketing	1,803	2,244
Research and development	2,349	2,906
General and administrative	991	1,151

Total allocated overhead costs	$6,419	$7,816

      The reduction in occupancy costs during 2002 was due to a reduction in the total square footage under lease in Primus’ Seattle, WA corporate headquarters, a restructuring and reduction of its leased space at its Slough, United Kingdom facility, which we refer to as the UK facility, and the closure of its Atlanta, GA facility as part of its fourth quarter 2001 restructuring. Effective January 1, 2002, Primus reduced its Seattle, WA office space by approximately 17,700 square feet, from 51,000 square feet to 33,300 square feet, resulting in savings of approximately $550,000. During the second half of 2001, Primus restructured its UK facility lease, and then in the third quarter of 2002, as part of its restructuring, it reduced the amount of space under lease at that facility by approximately 75%. This reduced Primus’ 2002 occupancy costs for its UK facility by approximately $200,000, as compared to 2001. During the third quarter of 2001 Primus discontinued funding product development for 2order, and during the fourth quarter of 2001 it closed 2order’s office in Atlanta, GA, resulting in 2002 savings of approximately $250,000. The decrease in telephone and internet expense was primarily the result of a renegotiation of rates for certain of Primus’ corporate phone and international phone lines, as well as the reductions in head count in 2001 and 2002. The net decrease in depreciation and amortization expense related to property and equipment was primarily due to the aging of Primus’ property and equipment, and a significant portion of those assets becoming fully depreciated during the second half of 2002, as well as excess facility and asset impairment charges of approximately $2.0 million incurred during 2001 and 2002. The asset impairment charges were primarily for leasehold improvements, computer equipment and related software, office equipment and furniture and fixtures disposed of or removed from operations as a direct result of Primus’ restructuring plans. The increase in compensation related benefits expense is the direct result of unfavorable claims experience during 2002 under Primus’ self insured health benefits plan.

      Sales and marketing. Sales and marketing expenses consist primarily of salaries, bonuses, commissions and benefits earned by sales and marketing personnel, direct expenditures such as travel, communication and occupancy for direct sales offices and marketing expenditures related to direct mail, online marketing, advertising, trade shows, public relations and new product launches and allocated overhead costs. Sales and marketing expenses were approximately $11.5 million and $19.8 million for 2002 and 2001, respectively, representing a decrease of $8.3 million or 42%. This decrease is primarily the result of the reduction in total fixed and variable (bonuses and commissions) employee related costs due to the reduction in sales and marketing headcount since July of 2001, as well as reductions in allocated overhead costs, travel and entertainment costs, recruiting expenses, and consulting and marketing expenditures

(e.g. advertising, public relations, tradeshows and collateral materials) as part of Primus’ overall cost containment efforts. During 2002, Primus’ sales and marketing workforce decreased by 16 employees, or 25%. Sales and marketing expenses as a percentage of total revenue were 55% and 72% in 2002 and 2001, respectively. This decrease as a percentage of total revenue is primarily due to the substantial decrease in total sales and marketing expenses during 2002, as well as the significant decrease in total revenue from 2001 to 2002.

      Research and development. Research and development expenses include development costs associated with new products, enhancements and upgrades of existing products and quality control testing, and consist primarily of salaries, benefits, and contractors’ fees for software engineers, program and product managers, technical writers, linguistic specialists and quality assurance personnel, and allocated overhead costs. Research and development expenses were approximately $7.9 million and $12.6 million in 2002 and 2001, respectively, representing a decrease of approximately $4.8 million or 38%. The decrease was primarily due to reductions in allocated overhead costs, the discontinuance of funding for 2order during the third quarter of 2001, reductions in research and development headcount since July of 2001 and Primus’ cost containment efforts, partially offset by increases in research and development headcount related to its May 31, 2001 acquisition of AnswerLogic. During 2002, Primus’ research and development workforce decreased by 24 employees, or 34%. Research and development expenses as a percentage of total revenue were 37% and 46% for 2002 and 2001, respectively. This decrease as a percentage of total revenue is primarily due to the substantial decrease in total research and development spending in 2002 and the significant decrease in total revenue from 2001 to 2002.

      General and administrative. General and administrative expenses consist primarily of salaries, benefits and related costs for executive, finance, human resource, legal, administrative and information services personnel, occupancy costs, bad debt expense and costs associated with being a public company, including, but not limited to, annual and other public-reporting costs, directors’ and officers’ liability insurance, investor-relations programs and professional-services fees, and allocated overhead costs. General and administrative expenses were approximately $4.4 million and $6.6 million in 2002 and 2001, respectively, representing a decrease of approximately $2.2 million or 33%. This decrease is primarily due to reductions in the fixed and variable components of total compensation related expenses in the second half of 2001 and 2002, as well as reductions in allocated overhead costs, consulting fees, recruiting expenses and bad debt expenses, partially offset by increases in legal expenses. Included in 2002 expenses was approximately $385,000 related to the April 2002 Mindfabric patent litigation settlement and accrued expenses of approximately $250,000 related to a then pending preference action in connection with the bankruptcy of a former customer. During 2002, Primus’ general and administrative workforce decreased by 5 employees, or 20%. The decrease in absolute dollars incurred for general and administrative expenses for 2002 reflects the continued impact of the overall cost containment measures taken by us during the last eighteen months. General and administrative expenses as a percentage of total revenue were 21% in 2002 and 24% in 2001. The decrease of general and administrative expense as a percentage of total revenue is primarily attributable to the substantial decrease in general and administrative expenses during 2002, as well as a significant decrease in revenue during the same period.

      Goodwill amortization. Amortization of goodwill was $0 in 2002 and $550,000 in 2001. The goodwill amortization expense is a result of the acquisition of AnswerLogic, which was completed in May 2001 and accounted for under the purchase method of accounting. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceased upon the required adoption date of the Statement, which for Primus was January 1, 2002. At the date of adoption, Primus had unamortized goodwill of approximately $2.3 million, and the implied fair value of the goodwill as of the date of adoption was zero. The implied fair value of goodwill was calculated based upon a comparison of the book value of Primus to its fair value. Fair value was determined based upon the market capitalization of Primus as of January 1, 2002. Accordingly, Primus recognized a $2.3 million transitional impairment loss as the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 142.

      Restructuring charges. In 2002, Primus incurred restructuring charges of approximately $1.2 million. During the first quarter of 2002, Primus executed a restructuring of its workforce and as a result recorded restructuring charges of approximately $435,000 for severance, benefits and associated costs due to a 12% reduction in its worldwide workforce. Exclusive of attrition, Primus reduced its research and development workforce by ten employees, or 14%, its sales and marketing workforce by seven employees, or 11%, its professional services and support workforce by four employees, or 10%, and its general and administrative workforce by three employees, or 13%, for a total workforce reduction of 24 people, or 12% of its employee base at March 2002.

      During the third quarter of 2002, Primus executed a further restructuring plan and as a result incurred charges of approximately $827,000 related to its decision to exit certain domestic and international facilities and reduce its workforce. Excess facilities charges and related asset impairments for the three months ended September 30, 2002 were estimated at $671,000 based on Primus’ evaluation of current market conditions relative to its existing excess facilities accrual. The estimated facility costs are based on current comparable rates for leases and subleases of a comparable term or termination fees. The asset impairment charges are primarily for leasehold improvements, computer equipment and related software, office equipment and furniture and fixtures disposed of or removed from operations as a direct result of the restructuring plan. If other estimates and/or assumptions change, the actual loss may exceed this estimate. Employee separation costs, which include severance, benefits and associated costs of $156,000, relates to approximately ten employees terminated during the third quarter of 2002. The ten employees were primarily in marketing and research and development departments. At December 31, 2002, unpaid restructuring charges consisted of excess facilities costs of $526,000, which is net of estimated future sublease receipts of $52,000.

      During the fourth quarter of 2001, Primus executed a restructuring plan and as a result incurred restructuring charges of approximately $2.5 million related to the reductions in its workforce and costs associated with certain excess leased facilities and asset impairments. Included in the charge was approximately $800,000 for assets disposed of or removed from operations as a direct result of its restructuring plan, which consisted primarily of leasehold improvements, computer equipment and related software, office equipment, and furniture and fixtures. Also included in the charge was approximately $1.1 million for severance, benefits and related costs due to the reduction in workforce. Primus reduced its workforce by 72 people, or 26% of its employee base in October 2001, and all functional areas were affected by the reductions. The remaining $600,000 of the charge was due to Primus’ decision to exit and reduce excess facilities. A portion of the charge was based on the estimated period to sublease the excess space and the current estimated lease rental rates for leases in the respective market.

      Other income, net. Other income decreased $1.0 million, or 84%, from $1.2 million in 2001 to $200,000 in 2002. The decrease from period to period is primarily due to fluctuations in the average combined cash, cash equivalents and short-term investment balances as well as declining investment yields.

      Income taxes. Primus has not recorded income tax benefits related to the net operating losses in 2002 or 2001, as a result of the uncertainties regarding the realization of the tax benefits from such losses. Income tax expense recorded in 2002 and 2001 primarily relates to Primus’ foreign operations.

      Cumulative effect of change in accounting principle. Primus recognized a $2.3 million transitional impairment loss as the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 142 on January 1, 2002. In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill no longer be amortized to earnings, but instead be tested at least annually for impairment. The amortization of goodwill ceases upon the required adoption date of the Statement, which for Primus was January 1, 2002. At the date of adoption, Primus had unamortized goodwill of approximately $2.3 million, and the implied fair value of the goodwill as of the date of adoption was zero. The implied fair value of goodwill was calculated based upon a comparison of the book value of Primus to its fair value. Fair value was determined based upon the market capitalization of Primus as of January 1, 2002.

      Extraordinary item. Extraordinary gain on the disposal of assets was $566,000 for the year ended December 31, 2001. This gain was recorded in connection with the September 2001 sale of certain intellectual property and assets of Primus’ wholly owned subsidiary, 2order, which was acquired through a business combination in January 2000 and accounted for using the pooling-of-interests method of accounting.

Liquidity and capital resources

      As of June 30, 2004, Primus had cash and cash equivalents of $8.3 million, representing a decrease of $3.8 million from its December 31, 2003 balance of $12.1 million. As of June 30, 2004, Primus’ working capital (current assets minus current liabilities, excluding deferred revenue) was $7.1 million compared to $11.8 million at December 31, 2003.

      Primus used net cash of approximately $4.6 million and $2.1 million in operating activities during the six-month periods ended June 30, 2004 and 2003, respectively. In 2004, adjustments to the $5.1 million net loss to reconcile to cash used in operating activities include approximately $3.5 million for the increase in accounts payable and accrued liabilities, compensation-related accruals and deferred revenue; offset by decreases in accounts receivable and prepaid expenses of approximately $2.9 million, as well as approximately $1.0 million in depreciation and amortization.

      Investing activities used cash of $187,000 during the six months ended June 30, 2004 and provided cash of $926,000 during the six months ended June 30, 2003. Investing activities for the six months ended June 30, 2004 consisted solely of purchases of property and equipment.

      Financing activities provided cash of $844,000 and $22,000 for the six-month periods ended June 30, 2004 and 2003, respectively. Primus received proceeds from the issuance of common stock of $897,000 and made repayments of obligations under a credit facility of $53,000 during the six months ended June 30, 2004.

      Primus’ principal source of liquidity at June 30, 2004 was its cash and cash equivalents. Primus also has a line of credit totaling $3.0 million, which is secured by substantially all of Primus’ assets, bears interest at the bank’s prime rate plus 1% (5.25% as of June 30, 2004) and expires in March 2005. There were no borrowings outstanding as of June 30, 2004 under this line of credit. As of June 30, 2004 Primus was in compliance with its financial covenants in connection with the line of credit. If Primus is unable to maintain compliance in the future, this $3.0 million line of credit may not be available in its entirety.

      In connection with the December 2003 acquisition of Amacis, Primus assumed Amacis’s outstanding obligation under a credit facility with a bank. The facility is payable in monthly installments of approximately $9,000, including interest at a rate of the bank’s rate plus 2% (6.5% as of June 30, 2004), due June 2008. Due to the purchase of all of Amacis’s common shares by Primus, the facility is payable upon demand. Primus anticipates repaying this obligation in its entirety during 2004. The loan is denominated in British pounds sterling. The balance at June 30, 2004 was approximately $349,000.

      Primus has entered into various agreements that allow for incorporation of licensed technology into its products. Primus incurs royalty fees under these agreements that are based on a predetermined fee per license sold. Royalty costs incurred under these agreements are recognized over the periods that the related revenue is recognized and is included in cost of revenue. During the three and six months ended June 30, 2004, Primus incurred royalty expenses of approximately $40,000 and $65,000, respectively, under these agreements. Primus also leases office space under operating leases with various expiration dates through 2006. In January 2003, Primus engaged an offshore development team to accelerate its development efforts. Primus’ minimum commitment under this agreement is to incur up to approximately $125,000 per month for development work through January 2005. During the six months ended June 30, 2004, Primus incurred development expenses of approximately $770,000 related to this agreement. Primus has no material long-term commitments or obligations other than those under these agreements.

      Primus does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Primus has not guaranteed any obligations of unconsolidated entities nor does it have any commitment or intent to provide any funding to any such entity. As such, Primus is not materially exposed to any market, credit, liquidity or financing risk that could arise if it had engaged in such relationships.

Quantitative and qualitative disclosures about market risk

      Primus is exposed to the impact of interest rate changes and related change in the market values of its investments and foreign currency exchange risk.

Interest rate risk

      Primus typically invests its excess cash in money market and cash funds that contain high quality corporate and municipal debt instruments. As a result, Primus’ related investment portfolio is exposed to the impact of short-term changes in interest rates. Investments in both fixed rate and floating rate interest earning instruments carries a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

      Primus protects and preserves its invested funds with investment policies and procedures that limit default, market and reinvestment risk. Primus has not utilized derivative financial instruments in its investment portfolio.

      During the six months ended June 30, 2004, decreases in interest rates on the fair market value of Primus’ cash and cash equivalents caused an insignificant increase in Primus’ net loss. Primus believes that the impact on the fair market value of its securities and operating results for the remainder of 2004 from a hypothetical 10% increase or decrease in interest rates would be insignificant.

Foreign currency exchange risk

      Primus develops products in the United States and the United Kingdom and sells them in North America, Europe, and, through Primus KK, Asia. As a result, Primus’ financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Primus has three foreign subsidiaries — Primus Knowledge Solutions (UK) Limited, Amacis Group Limited (UK) and Primus Knowledge Solutions France — whose expenses are incurred in their local currency. As exchange rates vary, their expenses, when translated, may vary from expectations and adversely impact overall expected results. Primus’ operating results have not been significantly affected by exchange rate fluctuations in 2003 and 2004. If, during the remainder of 2004, the U.S. dollar uniformly increases or decreases in strength by 10% relative to the currency of Primus’ foreign sales subsidiaries, Primus’ operating results for 2004 would likely not be significantly affected.

SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS,

MANAGEMENT AND DIRECTORS OF PRIMUS

      The following table provides information with respect to the beneficial ownership of shares of common stock as of September      , 2004 by:

•	each person or group that, to Primus’ knowledge, owns more than 5% of Primus’ common stock

•	each of the named executive officers

•	each of Primus’ incumbent directors

•	all of Primus’ incumbent directors and executive officers as a group

      Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Primus’ common stock subject to options exercisable as of September      , 2004 or within 60 days of that date are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, Primus believes the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

	Amount and	Percentage of
	nature of	common stock
Name of beneficial owner(1)	beneficial ownership	outstanding

Principal shareholders:
WM Advisors, Inc.	3,294,800	13.9%
Entities affiliated with Trans Cosmos, Inc.(2)	1,935,285	8.2%
Norwest Equity Partners, V	1,441,166	6.1%

	Shares			Percentage of
	beneficially			common stock
Name of beneficial owner(1)	owned	Options(3)	Total	outstanding(4)

Directors:
Yasuki Matsumoto(5)	1,995,891	56,613	2,052,504	8.5%
Promod Haque(6)	1,441,166	54,947	1,496,113	6.0%
Michael A. Brochu(7)	9,000	800,000	809,000	3.2%
Antonio M. Audino	99,721	89,322	189,043	*
Daniel C. Regis	—	12,500	12,500	*
John A. Moga	—	—	—	*
Executive officers:
Ronald M. Stevens	1,000	216,456	216,456	*
David M. Williamson	—	156,227	156,227	*
Directors and executive officers as a group (8 persons)	3,546,778	1,386,065	4,932,843	19.7%

*	Less than 1%.

(1)	The address of WM Advisors, Inc. is 1201 Third Avenue, 22nd Floor, Seattle, WA 98101. The address of Trans Cosmos, Inc. and Mr. Matsumoto is 777-108th Avenue, N.E., Suite 2300, Bellevue, WA 98004. The address of Norwest Equity Partners V, L.P. and Mr. Haque is Suite 800, 525 University Avenue, Palo Alto, CA 94301. The address of Mr. Audino is Voyager Capital, 719 Second Avenue, Suite 1400, Seattle, WA 98104. The address of Messrs. Regis, Moga, Brochu, Stevens and Williamson is c/o Primus Knowledge Solutions, Inc., 1601 Fifth Avenue, Suite 1900, Seattle, WA 98101.

(2)	Represents the following: (a) 199,999 shares owned by Trans Cosmos, Inc.; (b) 802,957 shares owned by Trans Cosmos USA, Inc; (c) 857,329 shares owned by U.S. Information Technology Financing, L.P.; and (d) 75,000 shares held directly by Primus KK. Trans Cosmos USA, Inc. is a wholly owned subsidiary of Trans Cosmos, Inc. U.S. Information Technology Financing, L.P. is a limited partnership whose sole general partner is Trans Cosmos USA, Inc. Yasuki Matsumoto, a director of Primus, is the President and CEO of Trans Cosmos USA, Inc.

(3)	Includes all options exercisable within sixty days of March 1, 2004.

(4)	Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

(5)	Represents the following: (a) 199,999 shares owned by Trans Cosmos, Inc.; (b) 802,957 shares owned by Trans Cosmos USA, Inc.; (c) 857,329 shares owned by U.S. Information Technology Financing, L.P.; (d) 75,000 shares held directly by Primus KK; and (e) 60,606 shares owned by Mr. Matsumoto’s spouse. Trans Cosmos USA, Inc. is a wholly owned subsidiary of Trans Cosmos, Inc. U.S. Information Technology Financing, L.P. is a limited partnership whose sole general partner is Trans Cosmos USA, Inc. Yasuki Matsumoto, a director of Primus, is the President and CEO of Trans Cosmos USA, Inc.

(6)	Represents 1,441,166 shares owned by Norwest Equity Partners V, L.P. Mr. Haque is a Partner in Norwest Venture Partners, an affiliate of Norwest Equity Partners V, L.P. Mr. Haque disclaims beneficial ownership of the shares held by Norwest Equity Partners, V, L.P. except to the extent of his pecuniary interest arising from his interest in Norwest Venture Partners.

(7)	Represents the following: (a) 8,000 shares held directly by Mr. Brochu; and (b) 1,000 shares held by Mr. Brochu’s minor child. Mr. Brochu disclaims beneficial ownership of 1,000 shares held in the name of his minor child.

COMPARISON OF RIGHTS OF HOLDERS OF PRIMUS COMMON STOCK AND ATG COMMON STOCK

      After completion of the merger, the holders of Primus common stock will become stockholders of ATG. Because Primus is a Washington corporation and ATG is a Delaware corporation, the rights of former Primus shareholders after the merger will be governed by Delaware law. Before the merger, the rights of shareholders of Primus are governed by Primus’ articles of incorporation and bylaws and applicable provisions of Washington law. After the merger, as ATG stockholders, their rights will be governed by ATG’s certificate of incorporation and bylaws, as those documents currently exist or may be amended in the future, and by applicable provisions of Delaware law.

      The following chart summarizes the material differences between the rights of holders of ATG common stock and holders of Primus common stock under the certificate or articles of incorporation and bylaws of ATG and Primus. This summary is not complete and is qualified in its entirety by reference to the ATG certificate of incorporation and bylaws, the Primus articles of incorporation and bylaws and the relevant provisions of Washington and Delaware law. Copies of the charter documents are attached as exhibits to Primus’ and ATG’s filings with the SEC. See “Where You Can Find More Information” on page 128.

	ATG (Delaware)	Primus (Washington)

Authorized capital stock	ATG’s charter authorizes its board of directors to issue, without stockholder approval, up to 200,000,000 shares of ATG common stock and up to 10,000,000 shares of ATG preferred stock, of which 500,000 were designated series A junior participating preferred stock.

ATG’s board of directors may, subject to applicable law and the rules of the Nasdaq National Stock Market, issue these shares of common stock and preferred stock at such time, and for such purposes, and for such consideration, as it deems advisable without stockholder approval. The ability to issue shares of common stock and preferred stock could have a dilutive effect on current stockholders. The ability to issue shares of preferred stock could also have an anti-takeover effect.

On , 2004 shares of ATG common stock were issued and outstanding, and no shares of ATG preferred stock were issued and outstanding.	Primus’ articles of incorporation authorize its board of directors to issue, without shareholder approval, up to 50,000,000 shares of Primus common stock and up to 15,000,000 shares of Primus preferred stock.

Primus’ board of directors may, subject to applicable law and the rules of the Nasdaq SmallCap Stock Market, issue these shares of common stock and preferred stock at such time, and for such purposes, and for such consideration, as it deems advisable without shareholder approval. The ability to issue shares of common stock and preferred stock could have a dilutive effect on current stockholders. The ability to issue shares of preferred stock could also have an anti-takeover effect.

On , 2004, shares of Primus common stock were issued and outstanding, and no shares of Primus preferred stock were issued and outstanding.

Both ATG and Primus have the ability to cause substantial dilution without a vote of their respective stockholders and shareholders.

Voting	Under ATG’s bylaws, the holders of a majority of the shares present or represented at a meeting of stockholders	The holders of a majority of the Primus stock present in person or represented by proxy at a meeting of shareholders

	ATG (Delaware)	Primus (Washington)

and entitled to vote thereat will decide any matter other than the election of directors, except where a different vote is expressly required by law or ATG’s charter.

Directors are elected by a plurality of the votes cast by the stockholders present or represented and entitled to vote.	and voting on a matter will decide the matter, except where a larger vote is required by law or Primus’ articles of incorporation or bylaws.

Directors are elected by a plurality of the votes cast by the shareholders present or represented and entitled to vote.

The stockholders of ATG and shareholders of Primus have substantially similar voting rights.

Amendment of charter and bylaws	Delaware law generally provides that a corporation’s charter may be amended if the board of directors adopts resolution deeming the amendment advisable and the amendment is approved by a majority of the outstanding stock entitled to vote thereon. The ATG charter provides that certain provisions of the charter require a 75% majority vote of the stockholders.

Further, under Delaware law, stockholders have the power to amend bylaws, and a corporation may choose to confer the power to amend bylaws upon the directors. The fact that such power has been conferred upon the directors does not divest the stockholders of their power to amend the bylaws. ATG’s charter provides that the board of directors may amend ATG’s bylaws, except as provided for in the bylaws, which allow for shareholder amendments (some of which require a 75% majority vote of the shares).	Washington law generally provides that a public corporation’s articles of incorporation may be amended by a majority vote of the shares entitled to vote on the amendment after recommendation of the amendment to the shareholders by the corporation’s board of directors. Primus expressly reserves the right to amend its articles in any manner permitted by law.

The Primus’ articles also specify that the board of directors shall have the power to adopt, amend or repeal the bylaws, subject to the power of the shareholders to amend or repeal such bylaws, and the shareholders shall also have the power to amend or repeal the bylaws and to adopt new bylaws.

Amendments to ATG’s charter may require a significantly greater vote of the stockholders than the vote required to approve amendments to Primus’ articles of incorporation. There are several instances in ATG’s charter and bylaws where a 75% majority vote is required for amendments.

Special meeting of stockholders	Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. The ATG bylaws authorize only the chairman of the board, president, or board of directors to call a special meeting.	Under the Primus articles of incorporation and bylaws, the chairman of the board, the president, or the board may call special meetings of the shareholders for any purpose. Further, as specified in the Primus bylaws, a special meeting of the shareholders shall be held if the holders of not less than 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting have dated, signed and delivered to the secretary

	ATG (Delaware)	Primus (Washington)

one or more written demands for such meeting.

Stockholders of ATG are not permitted to call a special meeting of stockholders, whereas holders of at least 25% of the Primus votes to be cast on an issue may demand a special meeting of the Primus shareholders.

Vote on a merger	Under Delaware law, the affirmative vote of a majority of the outstanding shares entitled to vote on the merger is generally required to authorize or approve a merger or consolidation in which a corporation is one of the constituent entities in the merger.	Under Washington law, the merger of a corporation generally requires the approval of two-thirds of the shares entitled to vote on the merger or, if the articles of incorporation provide, a lesser proportion but not less than a majority of all of the votes entitled to be cast. The articles of incorporation of Primus provide that if a majority of the members of the board of directors as of April 30, 1999 (or their replacements if such replacement is approved by a majority of such directors) approve a merger, the shareholders of the corporation only need to approve such merger by a majority.

A merger or consolidation in which ATG is a constituent corporation may be approved by a lesser vote of stockholders than would be required in a similar transaction involving Primus if the majority director consent described above is not obtained.

Appraisal/dissenters’ rights	Delaware law provides for appraisal rights only in the case of a statutory merger or consolidation of the corporation that requires stockholder approval of the transaction and where the petitioning stockholder does not consent to the transaction. There are no appraisal rights, unless otherwise provided for in a corporation’s charter, for shares of stock listed on a national securities exchange or designated for trading on the Nasdaq National Market or for shares of stock held of record by more than 2,000 persons, unless the stockholders would be required to accept anything other than shares of stock of the surviving corporation or shares of another corporation so listed, designated or held by such number of holders of record. The ATG charter does not provide for any additional appraisal rights.	Under Washington law, a shareholder is entitled to dissent from and, upon perfection of his or her dissenters’ rights, to obtain fair value of his or her shares in the event of specified corporate actions, including some mergers, consolidations share exchanges, sales of substantially all assets of the corporation, and amendments to the corporation’s articles of incorporation that materially and adversely affect such shareholder’s rights.

Primus shareholders who become ATG stockholders will have appraisal rights in fewer circumstances than they did as Primus shareholders.

Action by written consent in lieu of a	Under Delaware law, stockholders may take action by written consent in lieu of	Under Washington law and Primus’ articles of incorporation, shareholder

	ATG (Delaware)	Primus (Washington)

stockholders’ meeting	voting at a stockholders’ meeting. Delaware law permits a corporation, pursuant to a provision in such corporation’s certificate of incorporation, to eliminate the ability of stockholders to act by written consent. The ATG certificate of incorporation does eliminate that ability.	may take action by written consent and without a meeting only if all shareholders entitled to vote on the matter unanimously consent to the action in writing.

Although Primus shareholders may act by written consent, because of the requirement that such consent be unanimous, it is unlikely that, in practice, this would ever be utilized.

Number of directors	ATG’s charter requires that the board of directors must consist of at least three members. ATG’s bylaws provide that the number of directors will be determined by a resolution of the board of directors. ATG’s board of directors currently consists of seven (7) members. It is a condition of closing of the merger that the size of ATG’s board be increased to nine (9).	Primus’ bylaws set the number of directors at six (6). The number of directors may be changed from time to time by amendment to the bylaws to permit a decrease in the number of directors to a minimum of three (3) and an increase in the number of board members to a maximum of twelve (12).

Classified board of directors	Delaware law provides that a corporation’s board of directors may be divided into various classes with staggered terms of office. ATG’s charter provides that the board of directors shall be divided into three classes, as nearly equal in number as possible.	Washington law provides that the board of directors may have staggered terms of up to three groups. Primus’ articles of incorporation provide that the board of directors shall be divided into three classes, as nearly equal in number as possible with staggered terms.

Both Delaware and Washington law allow corporations to maintain classified boards of directors, and each of ATG and Primus has three classes of directors.

Board of director vacancies	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office even though less than a quorum unless otherwise provided in the certificate of incorporation or bylaws. ATG’s certificate of incorporation and bylaws provide that any vacancy be filled only by majority vote of the directors then in office.	Under Washington law and Primus’ bylaws, vacancies on the board of directors may be filled by the shareholders, the board of directors, or, if less than a quorum of the board, the majority vote of the remaining directors. A board member elected to fill a vacancy shall serve only until the next election of directors.

Primus’ shareholders have greater opportunities to fill vacancies on the board of directors.

Removal of directors	Under Delaware law, directors may generally be removed with or without cause by the holders of a majority of the shares entitled to vote in the election of directors. If a corporation has adopted a classified board in	Under Primus’ articles of incorporation, directors may only be removed for cause and in the manner provided for in the bylaws. The Primus bylaws specify that removal

	ATG (Delaware)	Primus (Washington)

	accordance with Delaware law, Delaware law provides that the directors may be removed only for cause, unless the charter provides otherwise. The ATG charter specifies that directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the shares of the capital stock of the corporation issued and outstanding and entitled to vote.	shall be by the holders of the shares entitled to elect the Director or Directors whose removal is sought if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director.

Directors of both ATG and Primus may be removed by the stockholders or shareholders only for cause, however removal requires a greater percentage vote (2/3) of the ATG stockholders compared to the percentage vote (simple majority) of the Primus shareholders.

Stockholder inspection rights	Under Delaware law, stockholders demonstrating a proper purpose have the right to inspect a corporation’s stock ledger, stockholder list, and other books and records.	Under Washington law, a shareholder is entitled to inspect and copy, during regular business hours at the corporation’s principal office, the corporation’s articles, bylaws, minutes of all shareholder meetings from the past three years, certain financial statements, communications to shareholders a list of names and business addresses of the corporation’s current directors and officers, and its most recent annual report. Other records are available for shareholder review upon a showing of good faith and proper purpose by the shareholder.

The stockholders of ATG and shareholders of Primus have similar inspection rights.

Indemnification	Delaware law provides that a corporation may indemnify any of its directors, officers, employees and agents party to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation. Such indemnification can be made by the corporation only as authorized in the specific case upon a determination that the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. This determination can be made by, among other things, a majority vote of the directors or the stockholders.

ATG’s charter provides for indemnification under the law, but conditions indemnification on	Under Washington law, if authorized by the articles of incorporation, a bylaw adopted or ratified by shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation has the power to indemnify a director or officer made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed on account of:
• acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of the law
• conduct of a director finally adjudged to be an unlawful distribution
• any transaction with respect to which it was finally adjudged that a director personally received a benefit in money, property or services to which the director was not legally entitled.

	ATG (Delaware)	Primus (Washington)

compliance with certain indemnification procedures and timelines.	Written commentary by the drafters of Washington law, which has the status of legislative history, specifically indicates that a corporation may indemnify its directors and officers for amounts paid in settlement of derivative actions, provided that the director’s or officer’s conduct does not fall within one of the categories set forth above.

The Primus articles of incorporation provide for director indemnification to the fullest extent of the law.

Both Delaware and Washington law allow for the indemnification of directors, employees and agents. To the extent Delaware law explicitly requires a corporation to take action to authorize indemnification for each specific case, and Washington law does not, there may be a difference in the obligation of Primus and ATG to provide indemnification. The scope of indemnification by Primus is arguably greater than that offered by ATG, as it has fewer specified limitations and conditions.

Dissolution	Delaware law provides that a corporation may be dissolved with the approval of a majority of the corporation’s outstanding stock, if the dissolution is initially approved by the board of directors. If the dissolution is not initially approved by the board of directors, the corporation may only be dissolved upon the unanimous written consent of the corporation’s stockholders.	Under Washington law, the corporation’s board of directors may propose dissolution to the shareholders and such corporation may be dissolved upon the two-thirds majority vote of the shareholders unless a greater or lesser percentage is specified in the corporation’s articles of incorporation. Primus’ articles of incorporation do not modify the two-thirds vote requirement.

Although it is possible for the shareholders of ATG to initiate dissolution of the company, such action is unlikely because of the unanimous consent requirement. Although the provisions differ, in a practical sense, they are substantially similar.

Specified business combinations	Under Delaware law, business combinations by corporations with interested stockholders are subject to a moratorium of three or five years, respectively, unless specified conditions are met. The prohibited transactions include a merger with, disposition of assets to, or the issuance of stock to, the interested stockholder, or certain transactions that have the effect of increasing the proportionate share of the outstanding securities held by the interested stockholder. Under Delaware law, an interested stockholder may avoid the prohibition against effecting certain significant transactions with the corporation if the board of directors, prior to the time such stockholder	Washington law contains a specified business combinations provision prohibiting a target corporation, with specified exceptions, from engaging in some significant business transactions, including a merger or sale of assets, with an acquiring person who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition.

	ATG (Delaware)	Primus (Washington)

becomes an interested stockholder, approves such transaction or the transaction by which such stockholder becomes an interested stockholder or if at or subsequent to such time the board of directors and the stockholders approve such transaction. These provisions of Delaware law apply to a Delaware corporation unless the corporation opts out of the provisions in its certificate of incorporation or bylaws.

ATG has not opted out of these provisions in its certificate of incorporation or bylaws and consequently is subject to these provisions.

Each of the Delaware and Washington corporate statutes provide similar prohibitions against significant business transactions not otherwise approved by the board of directors.

Rights plan	ATG has adopted a stockholder rights plan. Under the plan each share of ATG common stock is accompanied by a right to purchase one one-thousandth of a share of series A junior participating preferred stock of ATG at an exercise price of $15 per right. Subject to certain exceptions, the rights will be exercisable only after a person or group (except for certain excluded persons) acquires beneficial ownership of 15% or more of ATG’s outstanding common stock or undertakes a tender or exchange offer which, if consummated, would result in that person or group beneficially owning 15% or more of ATG’s outstanding common stock. The rights are designed to provide protection from a number of tactics that may be used to gain control of ATG under terms the ATG board considers not to be in the best interests of ATG’s stockholders. These tactics include partial or two-tier tender offers, coercive stock accumulation programs and inadequate offers.	Primus has not adopted a shareholder rights plan.

ATG’s rights plan is a defense mechanism to encourage potential acquirers of ATG to negotiate with the board and assist the board in receiving fair value for ATG stockholders. Thus it may be less likely that ATG would be acquired in an un-negotiated deal than is the case for Primus.

Quotation	ATG common stock is listed on the Nasdaq National Market under the symbol “ARTG.”	Primus common stock is listed on the Nasdaq SmallCap Market under the symbol “PKSI.”

LEGAL MATTERS

      Foley Hoag LLP, Boston, Massachusetts, is acting as counsel for ATG in connection with legal matters relating to the merger and will pass upon the validity of the ATG common stock issuable in the merger. Preston Gates & Ellis LLP, Seattle, Washington, is acting as counsel for Primus in connection with legal matters relating to the merger.

EXPERTS

      The consolidated financial statements of ATG as of and for the years ended December 31, 2002 and 2003 appearing in ATG’s annual report on Form 10-K/ A for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of ATG for the year ended December 31, 2001 appearing in ATG’s annual report on Form 10-K/ A for the year ended December 31, 2003 have been audited by Arthur Andersen LLP, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Arthur Andersen LLP has not consented to the inclusion of their report in this joint proxy statement/ prospectus, and ATG has not obtained their consent to do so in reliance upon Rule 437a under the Securities Act.

      The consolidated financial statements of Primus as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 and 2002 consolidated financial statements refers to a change in method of accounting for goodwill and other intangible assets.

WHERE YOU CAN FIND MORE INFORMATION

      ATG has filed with the SEC a registration statement on Form S-4 to register the distribution to Primus shareholders of the shares of ATG common stock to be issued in the merger. The registration statement and the exhibits and schedules attached to it contain additional relevant information about ATG and its common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this joint proxy statement/ prospectus.

      In addition, both ATG and Primus file reports, proxy statements and other information with the SEC. These filings are available on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows ATG to incorporate into this joint proxy statement/ prospectus important business and financial information that it files with the SEC in other documents. This means that ATG can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this joint proxy statement/ prospectus. The documents and reports that ATG lists below are incorporated by reference into this joint proxy statement/ prospectus. In addition, all documents and reports that ATG files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this joint proxy statement/ prospectus are incorporated by reference in this joint proxy statement/ prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that ATG files with the SEC and that are incorporated by reference in this joint proxy statement/ prospectus will automatically update and supersede information contained in this joint proxy statement/ prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

      ATG has filed or may file the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

•	ATG’s annual report on Form 10-K for the year ended December 31, 2003, as amended by amendment no. 1 on Form 10-K/ A;

•	ATG’s quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	ATG’s quarterly report on Form 10-Q for the quarter ended June 30, 2004;

•	ATG’s current report on Form 8-K filed on August 11, 2004;

•	ATG’s current report on Form 8-K filed on August 18, 2004;

•	all ATG’s filings pursuant to the Securities Exchange Act after the date of filing the initial registration statement on Form S-4 and prior to the effectiveness of the registration statement; and

•	the description of ATG’s common stock and related preferred stock purchase rights contained in ATG’s registration statement on Form 8-A filed with the SEC on July 12, 1999, together with amendments and reports filed for the purpose of updating that description, including the Form 8-A/A filed by ATG with the SEC on October 2, 2001.

      You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting ATG’s Secretary, Edward Terino, at Art Technology Group, Inc., 25 First Street, Second Floor, Cambridge, Massachusetts 02141, telephone (617) 386-1000.

INDEX TO FINANCIAL STATEMENTS

Unaudited pro forma condensed combined financial statements
Introduction	FS-2
Unaudited pro forma condensed combined balance sheet as of June 30, 2004	FS-4
Unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2004	FS-5
Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003	FS-6
Notes to unaudited pro forma condensed combined financial information	FS-7

Historical financial statements of Primus
Index to consolidated financial statements	FS-10
Report of independent registered public accounting firm	FS-11
Consolidated balance sheets as of December 31, 2003 and 2002	FS-12
Consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001	FS-13
Consolidated statements of shareholders’ equity and comprehensive loss for the years ended December 31, 2003, 2002 and 2001	FS-14
Consolidated statements of cash flows for the years ended December 31, 2003, 2002 and 2001	FS-15
Notes to consolidated financial statements	FS-17
Schedule II valuation and qualifying accounts	FS-41
Unaudited condensed consolidated balance sheets as of June 30, 2004 and December 31, 2003	FS-42
Unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2004 and 2003	FS-43
Unaudited condensed consolidated statements of shareholders’ equity and comprehensive loss for the three months ended March 31, 2004 and June 30, 2004	FS-44
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2003	FS-45
Notes to unaudited condensed consolidated financial statements	FS-46

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

      On August 10, 2004, ATG entered into a definitive agreement to acquire all of the outstanding capital stock of Primus by merging a wholly owned subsidiary of ATG into Primus. The merger is intended to qualify as a tax-free, stock-for-stock exchange and will be accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. Based on the number of shares of Primus common stock outstanding on August 31, 2004 and on an exchange ratio of 1.4169 shares of ATG common stock for each share of Primus common stock, which assumes that no working capital adjustment occurs, ATG expects to issue approximately 33.8 million shares of its common stock in exchange for all of the outstanding capital stock of Primus. This exchange ratio is subject to adjustment, based on the amount of Primus’ adjusted working capital on the measurement date, as defined in the merger agreement, but in no event will the exchange ratio be less than 1.2976. In connection with the merger, the vesting of all outstanding options and warrants to purchase Primus common stock will be accelerated and ATG will assume all outstanding options and warrants to purchase Primus common stock with an exercise price less than $1.33. Based on the number of Primus stock options and warrants outstanding on August 31, 2004 and the foregoing exchange ratio of 1.4169, ATG expects that the assumed Primus options and warrants will entitle the holders to purchase approximately 1.4 million shares of ATG common stock.

      The following unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and the related notes of ATG and Primus which are included or incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet as of June 30, 2004 gives effect to the merger with Primus as if it had occurred on June 30, 2004 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2003 and the six months ended June 30, 2004 give effect to the merger with Primus as if it had occurred on January 1, 2003. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 is based on historical results of operations of ATG and pro forma results of Primus, as if the acquisitions by Primus of Broad Daylight, Inc. and Amacis Group Limited and the acquisition by ATG of Primus had occurred on January 1, 2003. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2004 is based on unaudited historical results of ATG and Primus. The unaudited pro forma condensed combined financial statements include all material pro forma adjustments necessary for their preparation, but do not assume any benefits from cost savings or synergies of operations of the combined company. The unaudited pro forma condensed combined balance sheet information as of June 30, 2004 reflects an adjustment to record Primus’ deferred revenue at its estimated fair value. No corresponding adjustment has been made in the unaudited pro forma condensed combined statement of operations information for either period presented.

      ATG and Primus expect to incur costs related to the merger principally in the quarter in which the acquisition is consummated. These costs, which are currently estimated to be approximately $4.5 million, will primarily consist of fees to investment bankers, legal counsel, independent accountants, consultants, costs associated with the continuation of director and officer insurance as required by the merger agreement, identifiable severance payments pursuant to the terms of pre-existing change of control agreements, and printing and other fees and expenses relating to preparing and distributing this joint proxy statement/prospectus. However, additional costs are likely to be incurred in connection with the merger. These costs may include costs associated with the elimination of duplicative facilities, operational realignment expenses and related workforce reductions, and costs associated with the resolution of contingent liabilities of Primus. Such costs would generally be recognized as a liability assumed as of the acquisition date resulting in additional goodwill if these costs relate to facilities or workforce previously attributable to Primus and would be expensed if these costs relate to facilities or workforce previously attributable to ATG. The unaudited pro forma condensed combined financial statements reflect ATG’s estimated transaction costs as a component of the purchase price. Independent valuation specialists are currently conducting an independent valuation in order to assist ATG management in determining the fair values of a significant portion of Primus’ assets. The preliminary work performed by the independent valuation specialists has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined financial statements. Because the unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values and do not include the potential additional costs discussed above, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the unaudited pro forma condensed combined financial information. In addition to the receipt of the final valuation report from the independent valuation specialists, the impact of ongoing integration activities, the timing of completion of the transaction and other changes in Primus’ net tangible and intangible assets that occur prior to completion of the transaction could cause material differences in the information presented.

      The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of ATG that would have been reported if the merger had been consummated as of the beginning of the period presented, nor are they necessarily indicative of the future operating results or financial position of the combined company.

UNAUDITED PRO FORMA CONDENSED

COMBINED BALANCE SHEET

As of June 30, 2004

	Historical
			Pro Forma		Pro Forma
	ATG	Primus	Adjustments		Combined

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$22,533	$8,335	$(4,450	)(1)	$26,418
Marketable securities	2,832	—	—		2,832
Accounts receivable, net of allowance for doubtful accounts	10,897	2,730	—		13,627
Prepaid expenses and other current assets	2,633	827	—		3,460

Total current assets	38,895	11,892	(4,450)		46,337
Property and equipment, net of accumulated depreciation	3,013	1,166	—		4,179
Long-term marketable securities	7,390	—	—		7,390
Other intangible assets, net of accumulated amortization	—	3,075	(3,075	)(2)	—
			12,700	(3)	12,700
Goodwill	—	11,841	(11,841	)(2)	—
			18,841	(3)	18,841
Other assets	4,304	225	—		4,529

Total assets	$53,602	$28,199	$12,175		$93,976

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,933	$2,028	$—		$3,961
Accrued expenses	10,383	1,457	—		11,840
Compensation-related accruals	—	980	—		980
Obligations due under credit facility	—	349	—		349
Deferred revenue, excluding non-current portion	14,196	7,230	(1,807	)(4)	19,619
Accrued restructuring, current portion	4,149	—	—		4,149

Total current liabilities	30,661	12,044	(1,807)		40,898

Accrued restructuring, less current portion	7,150	—	—		7,150

Stockholders’ equity:
Common stock	738	596	(596	)(5)	738
			338	(3)	338
Additional paid-in capital	219,765	123,110	(123,110	)(5)	219,765
			29,799	(3)	29,799
Accumulated other comprehensive loss	(2,987)	337	(337	)(5)	(2,987)
Accumulated deficit	(201,725)	(107,888)	107,888	(5)	(201,725)

Total stockholders’ equity	15,791	16,155	13,982		45,928

Total liabilities and stockholders’ equity	$53,602	$28,199	$12,175		$93,976

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2004

	Historical
			Pro Forma		Pro Forma
	ATG	Primus	Adjustments		Combined

	(in thousands, except per share amounts)
Revenue:
License	$9,508	$3,170	$—		$12,678
Service	21,634	8,659	—		30,293

Total revenue	31,142	11,829	—		42,971
Cost of revenue:
License	730	366	700	(6)	1,796
Service	9,910	2,946	—		12,856
Amortization of purchased intangibles	—	587	(587	) (7)	—

Total cost of revenue	10,640	3,899	113		14,652

Gross profit	20,502	7,930	(113)		28,319

Operating expenses:
Sales and marketing	14,572	5,207	782	(6)	20,561
Research and development	8,280	4,487	—		12,767
General and administrative	3,669	2,766	50	(6)	6,485
Restructuring charges	—	461	—		461

Total operating expenses	26,521	12,921	832		40,274

Loss from operations	(6,019)	(4,991)	(945)		(11,955)
Interest and other income, net	17	(24)	(33	) (9)	(40)

Loss before provision for income taxes	(6,002)	(5,015)	(978)		(11,995)
Provision for income taxes	(32)	(66)	—		(98)

Net loss	$(6,034)	$(5,081)	$(978)		$(12,093)

Basic and diluted net loss per share	$(0.08)	$(0.22)	—		$(0.11)

Weighted average shares used in computing basic and diluted net loss per share	73,289	23,610	(23,610	)(10)

			33,796	(10)

			10,186		107,085

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Historical

			Broad		Pro Forma		Pro Forma
	ATG	Primus	Daylight(11)	Amacis(11)	Adjustments		Combined

	(in thousands, except per share amounts)
Revenue
License	$27,159	$10,730	$300	$289	$—		$38,478
Service	45,333	14,321	787	1,197	—		61,638

Total revenue	72,492	25,051	1,087	1,486	—		100,116

Cost of revenue:
License	2,118	461	95	40	1,400	(6)	4,114
Service	19,808	4,875	498	1,027	—		26,208
Amortization of purchased intangibles	—	68	—	—	(68	) (7)	—

Total cost of revenue	21,926	5,404	593	1,067	1,332		30,322

Gross profit	50,566	19,647	494	419	(1,332)		69,794

Operating expenses:
Sales and marketing	31,174	10,434	1,220	1,894	1,564	(6)	46,286
Research and development	17,928	7,788	765	1,714	243	(8)	28,438
General and administrative	9,538	4,452	1,379	476	100	(6)	15,945
Restructuring benefit	(10,476)	—	—	—	—		(10,476)

Total operating expenses	48,164	22,674	3,364	4,084	1,907		80,193

Income (loss) from operations	2,402	(3,027)	(2,870)	(3,665)	(3,239)		(10,399)

Interest and other income, net	1,521	170	(21)	(133)	(67	) (9)	1,470

Income (loss) before benefit (provision) for income taxes	3,923	(2,857)	(2,891)	(3,798)	(3,306)		(8,929)

Benefit (provision) for income taxes	255	(70)	—	—	—		185

Net income (loss)	$4,178	$(2,927)	$(2,891)	$(3,798)	$(3,306)		$(8,744)

Net income (loss) per share:
Basic net income (loss) per common share:	$0.06	$(0.15)	—	—	—		$(0.08)

Diluted net income (loss) per common share:	$0.06	$(0.15)	—	—	—		$(0.08)

Weighted average shares used in computing basic net income (loss) per share	71,798	19,379	—	—	(19,379	)(10)

					33,796	(10)

					14,417		105,594

Weighted average shares used in computing diluted net income (loss) per share	73,768	19,379	—	—	(19,379	)(10)

					31,826	(10)

					12,450		105,594

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

Explanation of Adjustments to the Pro Forma Condensed Combined Financial Statements:

      (1) Estimated combined transaction costs incurred to consummate the Primus acquisition.

      (2) Reversal of Primus’ goodwill and other intangible assets recorded in connection with previous acquisitions.

      (3) The following represents a preliminary estimate of the purchase price of the Primus transaction (in thousands, except for exchange ratio and per share amounts):

ATG average market price per share	$0.84
Exchange ratio	1.4169

Equivalent per share consideration	$1.19
Shares of common stock of Primus outstanding	23,852

Fair market value of ATG stock to be issued	$28,340
Fair value of Primus stock options to be assumed	1,797
Estimated combined transaction costs	4,450

Total purchase price before assumption of debt	$34,587
Debt assumed	349

Total purchase price	$34,936

      The average market price per share of ATG common stock of $0.84 is based on an average of the closing prices from a range of trading days (August 6, 2004 through August 12, 2004) around the announcement of the Primus acquisition on August 10, 2004.

      The fair value of the Primus stock options to be assumed was estimated by using the Black-Scholes option pricing model with the following assumptions: stock price of $0.84; volatility of 50%; risk-free interest rate of 1.5%; dividend yield rate of 0%; and an expected life of four years. The final determination of the fair value of the Primus stock options will be determined as of the date the merger closes.

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

      The estimated purchase price has been allocated to the acquired tangible and intangible assets and liabilities based on their estimated fair values as of June 30, 2004 as follows (in thousands):

Cash and cash equivalents	$8,335
Accounts receivable	2,730
Prepaid expenses	827
Accounts payable	(2,028)
Accrued expenses	(1,457)
Deferred revenue	(5,423)
Compensation-related accruals	(980)
Fixed assets	1,166
Other assets	225

Total tangible assets acquired	$3,395
Excess of purchase price over tangible assets acquired	31,541
Identified intangible assets:
Developed product technology	$7,000
Customer relationships	5,400
Non-compete agreements	300

Total fair value of identified intangibles	$12,700

Goodwill	$18,841

      The total estimated purchase price is allocated to the net tangible and intangible assets of Primus based on their fair values as of the completion of the transaction. Independent valuation specialists will conduct a valuation in order to assist management of ATG in determining fair values of significant portions of these assets. The preliminary work performed by the valuation specialists has been considered in management’s estimates of the fair values reflected in the unaudited pro forma condensed combined financial information. A final determination of these fair values will include management’s consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of Primus that exist as of the date of completion of the transaction.

      Consideration allocated to identified intangible assets will be amortized over the asset’s estimated useful life. The amount of intangible assets, estimated useful life and amortization methodology will be established based upon a valuation being performed by independent valuation specialists. Assuming a useful life of five years and straight-line amortization, for every additional $1.0 million allocated to identified intangible assets, net income would be reduced annually by $200,000.

      In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), goodwill resulting from the transaction is not amortized but will be subject to an annual impairment test (or more frequently if certain events or circumstances indicate that goodwill may be impaired). In the event that goodwill is impaired, ATG will incur an impairment charge for the amount by which the carrying value of goodwill exceeds its fair value during the fiscal quarter in which the determination is made that goodwill is impaired.

      In connection with the closing of the transaction, ATG is likely to incur additional integration related costs not reflected in the pro forma financial information. These may include costs associated with the

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

elimination of duplicative facilities, operational realignment expenses and related workforce reductions, and costs associated with the resolution of contingent liabilities of Primus. Such costs would generally be recognized as a liability assumed as of the acquisition date resulting in additional goodwill if these costs relate to facilities or workforce previously attributable to Primus and would be expensed if these costs relate to facilities or workforce previously attributable to ATG.

      (4) Adjustment of Primus’ deferred revenue to its estimated fair market value, based on the estimated costs to perform the services required by the Primus hosting and maintenance contracts to which the deferred revenue primarily relates, plus an appropriate profit margin.

      (5) Elimination of Primus’ equity accounts and the issuance of consideration paid in the transaction.

      (6) Amortization of intangible assets recorded as part of the purchase price allocation in connection with the acquisition of Primus. Intangible assets are amortized in accordance with SFAS 142 over the following number of years:

Developed product technology	5 years
Customer relationships	5 years
Non-compete agreements	3 years

      (7) Reversal of intangible asset amortization expense resulting from acquisitions consummated by Primus.

      (8) Accrual for retention arrangements for Primus personnel.

      (9) Reduction in investment income resulting from cash payments for estimated transaction costs incurred in connection with ATG’s acquisition of Primus.

      (10) The unaudited pro-forma condensed combined financial information gives effect to the issuance of ATG common stock, using an exchange ratio of 1.4169 shares of ATG common stock for each outstanding share of Primus common stock, which assumes that no working capital adjustment or stock split occurs that would alter the exchange ratio. The average market price per share of ATG common stock of $0.84 is based on average of the closing prices from a range of trading days (August 6, 2004 through August 12, 2004) around the announcement of the Primus acquisition on August 10, 2004. The calculation of the weighted average diluted shares gives effect to the elimination of Primus’ average shares, the issuance of shares of ATG common stock in the transaction and the dilutive effect, if any, of Primus stock options assumed by ATG.

      (11) On December 22, 2003, Primus acquired all of the outstanding common stock of Amacis Group Limited, a provider of electronic commerce management solutions to global enterprises. On September 3, 2003, Primus acquired all of the outstanding common stock of Broad Daylight, Inc., an e-service software developer specializing in solutions for customer and employee self-service. The pro forma condensed combined financial information gives effect to Primus’ acquisitions of Amicus and Broad Daylight as if they were effective January 1, 2003.

PRIMUS KNOWLEDGE SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors

Primus Knowledge Solutions, Inc.:

      We have audited the consolidated financial statements of Primus Knowledge Solutions, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial schedule based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primus Knowledge Solutions, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets as of January 1, 2002.

KPMG LLP

Seattle, Washington

February 10, 2004, except as to Notes 10
and 16, which are as of March 18, 2004

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(In thousands, except
	share and per share
	amounts)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$12,154	$12,958
Accounts receivable, net of allowance for doubtful accounts of $174 and $412 at December 31, 2003 and 2002, respectively	5,475	4,201
Prepaid expenses and other current assets	1,001	847

Total current assets	18,630	18,006

Property and equipment, net	1,415	2,268
Goodwill	11,785	—
Other intangible assets, net of accumulated amortization of $68	3,608	—
Note receivable from related party	—	750
Other assets	225	236

Total assets	$35,663	$21,260

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,555	$953
Accrued and other liabilities	2,170	2,295
Compensation-related accruals	1,733	926
Obligations due under credit facility	395	—
Deferred revenue, including related-party amounts of $94 and $248 at December 31, 2003 and 2002, respectively	8,797	6,228

Total current liabilities	15,650	10,402

Commitments and contingencies
Shareholders’ equity:
Common stock, $.025 par value; authorized 50,000,000 shares; issued and outstanding 23,257,082 and 19,053,821 shares at December 31, 2003 and 2002, respectively	581	476
Additional paid-in capital	122,051	110,187
Accumulated other comprehensive income	188	75
Accumulated deficit	(102,807)	(99,880)

Total shareholders’ equity	20,013	10,858

Total liabilities and shareholders’ equity	$35,663	$21,260

See accompanying notes to consolidated financial statements

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2003	2002	2001

	(In thousands, except share and per share
	amounts)
Revenue:
License:
Third party	$10,152	$7,371	$10,417
Related party — Primus KK	578	721	2,152

	10,730	8,092	12,569
Service:
Third party	13,943	12,177	13,999
Related party — Primus KK	378	673	982

	14,321	12,850	14,981

Total revenue	25,051	20,942	27,550

Cost of revenue:
License	461	328	373
Service	4,875	4,697	7,734
Amortization of purchased intangibles	68	—	—

Total cost of revenue	5,404	5,025	8,107

Gross profit	19,647	15,917	19,443

Operating expenses:
Sales and marketing	10,434	11,519	19,812
Research and development	7,788	7,856	12,636
General and administrative	4,452	4,367	6,551
Amortization of goodwill	—	—	550
Restructuring charges	—	1,227	2,530

Total operating expenses	22,674	24,969	42,079

Loss from operations	(3,027)	(9,052)	(22,636)
Interest income	146	234	1,389
Other income (expense), net	24	(32)	(157)

Loss before income taxes, extraordinary item and cumulative effect of change in accounting principle	(2,857)	(8,850)	(21,404)
Income tax expense	(70)	(111)	(417)

Loss before extraordinary item and cumulative effect of change in accounting principle	(2,927)	(8,961)	(21,821)
Extraordinary gain on disposal of assets	—	—	566

Loss before cumulative effect of change in accounting principle	(2,927)	(8,961)	(21,255)
Cumulative effect of change in accounting principle	—	(2,281)	—

Net loss	$(2,927)	$(11,242)	$(21,255)

Basic and diluted per share amounts:
Loss before extraordinary item and cumulative effect of change in accounting principle	$(0.15)	$(0.47)	$(1.18)
Extraordinary gain on disposal of assets	—	—	.03
Cumulative effect of change in accounting principle	—	(0.12)	—

Net loss	$(0.15)	$(0.59)	$(1.15)

Weighted average shares used in:
Computing basic and diluted per share amounts	19,379,326	18,982,841	18,551,628

See accompanying notes to consolidated financial statements.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE LOSS

					Accumulated
	Common Stock		Additional	Deferred	Other		Total
			Paid-In	Stock-Based	Comprehensive	Accumulated	Shareholders’
	Shares	Par Value	Capital	Compensation	Income (Loss)	Deficit	Equity

	(In thousands, except share amounts)
Balance at December 31, 2000	18,045,376	$452	$106,876	$(54)	$(44)	$(67,383)	$39,847
Stock issued in acquisition of AnswerLogic	750,000	19	2,936	—	—	—	2,955
Exercise of stock options	56,960	1	163	—	—	—	164
Stock issued for employee stock purchase plan	93,177	2	236	—	—	—	238
Deferred stock-based compensation	—	—	—	21	—	—	21
Forfeiture of non-vested deferred stock based compensation	—	—	(33)	33	—	—	—
Comprehensive loss:
Foreign currency translation loss	—	—	—	—	(14)	—	—
Unrealized gain on securities available for sale	—	—	—	—	75	—	—
Net loss	—	—	—	—	—	(21,255)	—

Total comprehensive loss	—	—	—	—	61	(21,255)	(21,194)

Balance at December 31, 2001	18,945,513	474	110,178	—	17	(88,638)	22,031
Exercise of stock options	3,571	—	3	—	—	—	3
Stock issued for employee stock purchase plan	142,237	3	80	—	—	—	83
Cancellation of escrowed AnswerLogic shares	(37,500)	(1)	(74)	—	—	—	(75)
Comprehensive loss:
Foreign currency translation gain	—	—	—	—	112	—	—
Unrealized loss on securities available for sale	—	—	—	—	(54)	—	—
Net loss	—	—	—	—	—	(11,242)

Total comprehensive loss					58	(11,242)	(11,184)

Balance at December 31, 2002	19,053,821	476	110,187	—	75	(99,880)	10,858
Exercise of stock options	728,921	18	848	—	—	—	866
Stock issued for employee stock purchase plan	108,639	3	42	—	—	—	45
Stock issued in acquisition of Broad Daylight	2,131,009	53	2,483	—	—	—	2,536
Stock issued in acquisition of Amacis	1,234,692	31	7,377	—	—	—	7,408
Assumption of Amacis stock option plan	—	—	1,114	—	—	—	1,114
Comprehensive loss:
Foreign currency translation gain	—	—	—	—	117	—	—
Unrealized loss on securities available for sale	—	—	—	—	(4)	—	—
Net loss	—	—	—	—	—	(2,927)	—

Total comprehensive loss					113	(2,927)	(2,814)

Balance at December 31, 2003	23,257,082	$581	$122,051	$—	$188	$(102,807)	$20,013

See accompanying notes to consolidated financial statements.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Cash flows from operating activities:
Net loss	$(2,927)	$(11,242)	$(21,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Compensation expense related to note repayment in conjunction with option purchase and non-compete agreement	849	—	—
Extraordinary gain on disposal of assets	—	—	(566)
Loss on disposal of assets	—	313	790
Cumulative effect of change in accounting principle	—	2,281	—
Option and warrant expense	—	—	21
Depreciation and amortization	1,716	2,196	3,039
Changes in assets and liabilities, net of effects from purchase of businesses:
Accounts receivable	(712)	1,709	4,903
Prepaid expenses and other current assets	74	448	(229)
Other assets	33	11	76
Accounts payable and accrued liabilities	(549)	(321)	(3,887)
Compensation-related accruals	120	(497)	(2,079)
Deferred revenue	116	(204)	(1,119)

Net cash used in operating activities	(1,280)	(5,306)	(20,306)

Cash flows from investing activities:
Purchases of short-term investments	(394)	—	(11,260)
Proceeds from maturities of short-term investments	1,395	4,000	35,641
Proceeds from sale of assets	—	—	695
Purchases of property and equipment	(586)	(299)	(1,495)
Issuance of note receivable from related party	—	—	(750)
Cash acquired in business acquisitions, net of cash paid	117	—	237

Net cash provided by investing activities	532	3,701	23,068

Cash flows from financing activities:
Repayments of long-term debt and obligations under credit facility	—	—	(781)
Proceeds from exercise of stock options and warrants and purchases of common stock under the employee stock purchase plan	911	86	402

Net cash provided by (used in) financing activities	911	86	(379)

Effect of exchange rate changes on cash	43	97	485

Net increase (decrease) in cash and cash equivalents	206	(1,422)	2,868
Cash and cash equivalents at beginning of year	11,948	13,370	10,502

Cash and cash equivalents at end of year	$12,154	$11,948	$13,370

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$10	$12	$55
Cash paid during the year for income taxes	201	265	380
Non-cash investing and financing activities:
Shares issued for the acquisition of Amacis Group Limited	8,522
Assets and liabilities assumed in acquisition:
Current assets	574
Property and equipment	93
Goodwill	8,439
Other intangible assets	3,100
Accounts payable, accrued liabilities and deferred revenue	3,229
Compensation-related accruals	236
Note payable to bank	390
Shares issued for the acquisition of Broad Daylight, Inc.	2,536
Assets and liabilities assumed in acquisition:
Current assets	314
Property and equipment	113
Goodwill	3,346
Other intangible assets	576
Other assets	14
Accounts payable, accrued liabilities and deferred revenue	1,380
Compensation-related accruals	393
Cancellation of escrowed shares issued for acquisition of AnswerLogic Inc.		75
Accretion on redeemable convertible preferred stock
Shares issued for acquisition of AnswerLogic, Inc.			2,955
Assets and liabilities assumed in acquisition:
Current assets			144
Property and equipment			1,300
Goodwill			2,831
Accounts payable and accrued liabilities			490
Compensation-related accruals			287
Obligations under credit facility			781

See accompanying notes to consolidated financial statements.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

      Primus Knowledge Solutions, Inc. and subsidiaries (the Company or Primus) provide software solutions that enable companies to deliver a superior customer experience via contact centers, information technology (IT) help desks, Web (Intranet and Internet) self-service and electronic communication channels. Our technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. We provide application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. We also offer electronic communication solutions, such as web self-service, email management, chat, and wireless communications. Our software products can be implemented as a suite or as individual modules as part of a comprehensive eService solution, customer service delivered through web based applications. Our solutions can be used in combination with leading CRM (Customer Relationship Management) and IT helpdesk applications, including those from Amdocs/ Clarify, Kana, Onyx, Oracle CRM, PeopleSoft, Remedy, Siebel, SAP, and others. In addition to software applications, we offer professional services to assist customers with software implementation, integration, hosting, training and support.

      License fees for the Company’s software vary with each application, but the Company’s products are typically licensed on a per-processor basis, per-user basis or based on the number of users authorized to access our software at any given time. The Company’s typical license agreement provides the licensee a perpetual, nontransferable license to use its software.

      Product license revenue and related services from the Company’s Primus eServer and Primus eSupport related products accounted for approximately 86% of total revenue for the year ended December 31, 2003, and 90% or more of total revenue for each of the years ended December 31, 2002 and 2001. Although the Company expects the percentage of total revenue derived from these products to continue to decline in 2004 due to the Company recent acquisitions, the Company still expects these products to continue to account for a substantial portion or the Company’s revenue for 2004.

      The Company is subject to certain business risks that could affect future operations and financial performance. These risks include, but are not limited to, changing computing environments, rapid technological change, development of new products, limited protection of proprietary technology, claims of intellectual property infringement and competitive products and pricing.

      The consolidated financial statements include the accounts of Primus and its wholly owned subsidiaries, including its foreign subsidiaries, Primus Knowledge Solutions (UK) Limited, Amacis Group Limited, a UK company, and Primus Knowledge Solutions France. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Short-term Investments

      For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with maturity at purchase of three months or less to be cash equivalents. At December 31, 2003 and 2002, the Company’s cash equivalents consisted primarily of money market funds.

      The Company considers all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value and unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

      A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in its carrying amount to fair value. The impairment is charged to

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

      Cash, cash equivalents and short-term investments consist of the following:

	December 31,

	2003	2002

	(In 000’s)
Cash and cash equivalents	$12,154	$11,948
Short-term investments	—	1,010

Total cash, cash equivalents and short-term investments	$12,154	$12,958

Accounts Receivable

      Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company performs a periodic analysis to determine the appropriate allowance for doubtful accounts. This analysis includes various analytical procedures and a review of factors, including specific individual balances selected from a cross-section of the accounts that comprise total accounts receivable, individual review of past due balances over 90 days and greater than a specified amount, the Company’s history of collections, as well as the overall economic environment. Account balances are charged off against the allowance after the potential for recovery is considered remote. The Company does not have any off balance sheet credit exposure related to its customers.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets (two to seven years) or over the lease term, if shorter for leasehold improvements.

Goodwill

      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows (in 000’s):

Balance as of January 1, 2002	$2,281
Impairment loss	(2,281)

Balance as of December 31, 2002	—
Acquisition of Broad Daylight	3,346
Acquisition of Amacis	8,439

Balance as of December 31, 2003	$11,785

      Goodwill represents the excess of costs over fair value of assets of businesses acquired. Primus adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

      The amortization of goodwill ceased upon the required adoption date of the Statement, which for us was January 1, 2002. At the date of adoption, the Company had unamortized goodwill of approximately $2.3 million, and the implied fair value of the goodwill as of the date of adoption was zero. The implied fair value of goodwill was calculated based upon a comparison of the book value of the Company to its fair value. Fair value was determined based upon the market capitalization of the Company as of January 1, 2002. Accordingly, the Company recognized a $2.3 million transitional impairment loss as the cumulative effect of a change in accounting principle as a result of the adoption of SFAS No. 142.

      The Company assesses the impairment of goodwill on an annual basis or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. Factors the Company considers important which could trigger an impairment review include the following:

•	poor economic performance relative to historical or projected future operating results

•	significant negative industry, economic or company specific trends

•	changes in the manner of its use of the assets or the plans for its business

•	loss of key personnel

      If the Company were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, the Company would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of reporting unit goodwill. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, the Company would record an impairment charge for the difference.

      In the fourth quarter of 2003, the Company performed an analysis as described above, in connection with its annual impairment test required under SFAS No. 142. The Company’s 2003 annual impairment analysis did not require the Company to recognize an impairment loss.

      In 2001, prior to the adoption of SFAS No. 142, goodwill, which was related to the May 2001 acquisition of AnswerLogic, Inc., was amortized on a straight line basis over its estimated economic life of three years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net loss and loss per share for the year ended December 31, 2001, adjusted to exclude goodwill amortization expense are as follows (in thousands, except per share data):

Year Ended
December 31, 2001

Net loss:
Reported loss before extraordinary item	$(21,821)
Goodwill amortization	550

Adjusted loss before extraordinary item	(21,271)

Extraordinary item	566

Adjusted net loss	$(20,705)

Basic and diluted loss:
Reported basic and diluted loss per share before extraordinary item per share	$(1.18)
Goodwill amortization	0.03

Adjusted basic and diluted loss before extraordinary item per share	(1.15)

Extraordinary item	0.03

Adjusted net loss	$(1.12)

Investment in Primus Knowledge Solutions, K.K.

      In December 1995, Primus invested $50,000 for a 50% interest in Primus Knowledge Solutions, KK (Primus KK), a Japanese distributor, with Trans Cosmos, Inc., a Japanese company (TCI), a significant shareholder of the Company. Primus accounted for its investment using the equity method and wrote down its investment to zero in March 1997 as a result of recognizing the Company’s portion of the investee’s losses to date. In September 1997, Primus and TCI renegotiated their agreement, reducing Primus’ ownership to 14.3%. In August 2000, the arrangement was further amended and the Company’s ownership percentage in Primus KK was increased to 19.6%. Primus KK is accounted for using the cost method, as management believes it does not have significant influence over the operations of Primus KK, has not guaranteed any of its obligations and does not have any commitment or intent to provide any funding. The carrying value of the Company’s investment in Primus KK is zero at December 31, 2003 and 2002.

Fair Value of Financial Instruments

      At December 31, 2003 and 2002, the recorded amounts of cash and cash equivalents, short-term investments, accounts receivable and payable, prepaid expenses and other current assets, note receivable from related party, notes payable to bank, accrued and other liabilities and compensation-related accruals reflected in the financial statements approximate fair value based on their liquidity or their short-term nature. The fair value of the Company’s investment in Primus KK is not readily determinable.

Impairment of Long-Lived Assets

      Long lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Revenue Recognition

      The Company recognizes revenue in accordance with accounting standards established for software companies. These include Statement of Position No. 97-2, “Software Revenue Recognition,” as amended by Statement of Position No. 98-9, “Software Revenue Recognition with Respect to Certain Arrangements” and Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” which was issued in December 2003 and supercedes SAB No. 101, “Revenue Recognition in Financial Statements.” Revenue is recognized when persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and there is vendor-specific objective evidence (VSOE) to allocate the total fee to the elements of the arrangement.

      VSOE is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. In multiple element arrangements in which VSOE exists only for undelivered elements, the fair value of the undelivered elements are deferred and the residual arrangement fee is assigned to the delivered elements. If evidence of fair value for any of the undelivered elements does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

      Revenue from software license arrangements is recognized upon the delivery of the software, provided all of the other revenue recognition requirements of Statement of Position No. 97-2 have been met.

      If a customer requires an acceptance period, revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenue for license arrangements with payment terms extending beyond 120 days is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

      Service revenue consists of maintenance and support fees and consulting, training and hosting fees. Maintenance and support and ongoing hosting fees are recognized ratably over the term of the contract, typically one year. Consulting revenue is primarily related to implementation and integration services performed on a time-and-materials basis under separate service arrangements related to the use of our software products. Revenue from consulting and training services is recognized as services are performed. If a transaction includes both license and service elements, license fees are recognized separately upon delivery of the software, provided services do not include significant customization or modification of the base product, and the licenses are not subject to acceptance criteria.

      From time to time the Company enters into distribution agreements with resellers that typically provide for sublicense fees based on a percentage of list prices. The Company’s distribution agreement with Primus KK, a related party, provided for sublicense fees based on a percentage of net fees collected by Primus KK from its customers, subject to certain guaranteed minimum royalty payments. Sublicense fees are recognized upon delivery of software to Primus KK if pervasive evidence of an arrangement between the distributor and their customer exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists for the undelivered elements. Guaranteed minimum royalty payments, to the extent they exceed sublicense fees due, are recognized in the period earned. The Company’s agreements with its customers and resellers, including Primus KK, do not contain product return rights.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of Revenue

      Cost of license revenue consists primarily of media, product packaging and shipping, documentation and other production costs, and third party royalties. Cost of services and maintenance revenue consist primarily of salaries, benefits and allocated overhead costs related to customer support, consulting, training and global services personnel, including the cost of services provided by third-party consultants engaged by Primus.

Software Development Costs

      Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved. After technological feasibility is established, software development costs are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenue to total projected product revenue, whichever is greater. To date, technological feasibility and general availability of such software have occurred simultaneously and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Advertising

      Advertising costs are expensed as incurred. Advertising expense is included in sales and marketing expenses and was approximately $170,000, $287,000 and $670,000 during the years ended December 31, 2003, 2002, and 2001, respectively.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Concentration of Credit Risk and Major Customers

      Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company’s customer base is dispersed across different geographic areas throughout North America, Europe, and Japan and consists of companies in a variety of industries. During 2003, revenue from enterprise sales to two customers represented approximately 29% of total revenue. No single customer accounted for 10% or more of total revenue in 2002 or 2001. At December 31, 2003, accounts receivable included amounts due from Primus KK of approximately $6,000 and amounts due from another customer of approximately $1.4 million, or approximately 25% of gross accounts receivable. At December 31, 2002, no single customer accounted for 10% or more of accounts receivable. The Company does not require collateral or other security to support credit sales, but provides an allowance for doubtful accounts based on historical experience and specifically identified risks.

      A note receivable from a related party in the amount of $750,000 existed at December 31, 2002 and was repaid during 2003 (see Note 5 “Note Receivable from Related Party”).

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is also subject to risks related to its significant balances of cash and cash equivalents. The Company’s portfolio, however, is diversified and consists primarily of highly rated money market funds and short-term investment-grade securities.

Foreign Currency

      The functional currency of the Company’s foreign subsidiaries is the local currency in the country in which the subsidiaries are located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year. The net gain or loss resulting from translation is shown as foreign currency translation adjustment within accumulated other comprehensive income (loss) as a component of stockholders’ equity. Gains and losses on foreign currency transactions are included in the consolidated statement of operations. There were no significant foreign currency transaction gains or losses in 2003, 2002 or 2001.

Stock-Based Compensation

      The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of SFAS Statement No. 123,” established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 as amended. The following table illustrates the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,

	2003	2002	2001

	(In thousands, except
	per share data)
Net loss, as reported	$2,927	$11,242	$21,255
Deduct stock-based employee compensation expense included in reported net loss	—	—	(21)
Add total stock-based employee compensation expense determined under fair value-based method for all awards	9,768	13,753	20,861

Pro forma net loss	$12,695	$24,995	$42,095
Basic and diluted net loss per share:
As reported	$0.15	$0.59	$1.15
SFAS No. 123 pro forma	$0.66	$1.32	$2.27

Loss Per Common Share

      In accordance with SFAS No. 128, “Earnings Per Share,” the Company has reported both basic and diluted net loss per common share for each period presented. Basic net loss per common share is computed on the basis of the weighted-average number of common shares outstanding for the year. Diluted net loss per common share is computed on the basis of the weighted-average number of common

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shares plus dilutive potential common shares outstanding. Dilutive potential common shares are calculated under the treasury stock method. Securities that could potentially dilute basic income per share consist of outstanding stock options and warrants. As the Company had a net loss applicable to common shareholders in each of the periods presented, basic and diluted net loss per common share are the same. Dilutive potential securities outstanding were not included in the computation of diluted net loss per common share, because to do so would have been anti-dilutive. Dilutive potential securities for the years ended December 31, 2003, 2002 and 2001 included options and warrants to purchase approximately 5,775,000, 6,937,000, and 5,103,000 common shares, respectively.

Other Comprehensive Loss

      Comprehensive loss consists of net loss, foreign currency translation adjustments and net unrealized gains (losses) from securities available-for-sale and is presented in the accompanying statements of shareholders’ equity and comprehensive loss.

Use of Estimates

      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include, but may not be limited to, the carrying amount of property and equipment, intangibles and goodwill; valuation allowances for receivables, prepaid expenses and other current assets and deferred income tax assets; and assets and obligations related to employee benefits.. Actual results could differ from those estimates.

Contingencies

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recently Issued Accounting Standards

      In December 2003, SFAS Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (FIN 46R) was issued. This Interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces SFAS Interpretation No. 46, “Consolidation of Variable Interest Entities,” which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in Variable Interest Entities (VIEs) created after December 31, 2003. For variable interest in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interest and has not yet completed this analysis. At this time, the adoption of FIN 46R is not expected to have a material effect on the Company’s financial statements.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2.     Acquisitions, Other Intangible Assets and Goodwill

Acquisition of Broad Daylight, Inc.

      On August 12, 2003, the Company signed a definitive merger agreement and announced its intent to acquire 100% of the voting interest in Broad Daylight, Inc. (“Broad Daylight”) an e-service software developer specializing in solutions for customer and employee self-service. The merger of Broad Daylight with a subsidiary of Primus closed on September 3, 2003. Under the terms of the agreement, the Company purchased all of the outstanding shares of Broad Daylight for 2,131,009 shares of Primus common stock valued at approximately $2.5 million, plus cash of approximately $140,000 and direct acquisition costs of approximately $198,000. The fair value of the common stock issued for the acquisition was $1.19 per share, based on the average market price for a period before and after August 12, 2003. The results of Broad Daylight’s operations are included in the Company’s consolidated financial statements since the closing date of the acquisition, September 3, 2003.

      The purchase price of approximately $2.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $3.3 million has been recorded as goodwill, which is not deductible for tax purposes.

      A summary of the components of the estimated purchase price for the acquisition is as follows (in thousands, except per share data):

Primus common shares issued	2,131
Per common share value	$1.19

$2,536
Plus:
Cash	140
Estimated acquisition costs	198

Total	$2,874

      The following represents the allocation of the purchase price to the assets and liabilities of Broad Daylight and may not be indicative of the final allocation of purchase price consideration. The excess of the purchase price over the fair value of net identifiable assets acquired is reflected as goodwill (in thousands):

Current assets	$400
Furniture and equipment	113
Other assets	14
Goodwill	3,346
Other acquired intangible assets:
Acquired technology	450
Customer relationships	70
Tradenames	56
Liabilities	(1,575)

Total	$2,874

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Acquired technology has a weighted average estimated useful life of five years, customer relationships have a weighted average estimated useful life of 30 months and tradenames have a weighted average estimated useful life of sixteen months.

Acquisition of Amacis Group Limited

      On December 22, 2003, the Company signed a share purchase agreement to acquire 100% of the voting interest in Amacis Group Limited (“Amacis”), a United Kingdom company. The acquisition of Amacis’s shares closed on December 22, 2003. Under the terms of the agreement, the Company purchased all of the outstanding shares of Amacis for 1,234,692 shares of Primus common stock valued at approximately $7.4 million, and assumed all employee stock options outstanding under an existing Amacis stock option plan (100% vested), valued at approximately $1.1 million and incurred direct acquisition costs of approximately $364,000. The fair value of the common stock issued by Primus upon the acquisition was $6.00 per share, based on the average market price for a period before and after December 22, 2003. The results of Amacis’s operations are included in the Company’s consolidated financial statements since the closing date of the acquisition, December 22, 2003.

      The purchase price of approximately $8.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $8.4 million has been recorded as goodwill, which is not deductible for tax purposes.

      A summary of the components of the estimated purchase price for the acquisition is as follows (in thousands, except per share data):

Primus common shares issued	1,235
Per common share value	$6.00

	$7,408
Plus:
Stock options assumed	1,114	(1)
Estimated acquisition costs	364

Total	$8,886

(1)	Stock options assumed were valued using the Black Scholes Valuation Model.

      The following represents the allocation of the purchase price to the assets and liabilities of Amacis and may not be indicative of the final allocation of purchase price consideration. The excess of the purchase price over the fair value of net identifiable assets acquired is reflected as goodwill (in thousands):

Current assets	$745
Furniture and equipment	93
Goodwill	8,439
Other acquired intangible assets:
Acquired technology	2,800
PCS contracts	240
Hosting contract	60
Liabilities	(3,491	)(2)

Total	$8,886

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Amacis’s liabilities were adjusted to reflect the fair value of facility lease obligations and deferred revenue obligations.

      Acquired technology has a weighted average estimated useful life of seven years, post contract support (PCS) contracts have a weighted average estimated useful life of approximately 57 months and hosting contracts have a weighted average estimated useful life of four months.

      The following pro forma financial information presents the results of operations of Primus, Broad Daylight and Amacis as if the acquisitions had occurred on January 1, 2003 and 2002 after giving effect to certain adjustments, primarily amortization of identifiable intangibles. The pro forma information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results that may occur in the future.

      The pro forma financial information is as follows (in thousands, except per share data):

	Year Ended December 31,

	2003	2002

Total revenues	$27,624	$27,737
Loss before cumulative effect of change in accounting principle	$(10,231)	$(22,311)
Net loss	$(10,231)	$(24,592)
Basic and diluted pro forma loss per share:
Loss before cumulative effect of change in accounting principle	$(0.45)	$(1.00)
Net loss	$(0.45)	$(1.10)
Weighted average shares outstanding	22,624	22,349

Other Intangible Assets

      Other intangible assets acquired in the Broad Daylight and Amacis acquisitions consist of the following (in thousands):

December 31,
2003

Acquired technology	$3,250
Maintenance contracts	240
Customer relationships	70
Hosting contracts	60
Trade names	56

Other intangible assets	$3,676

      Other intangible assets related to the Amacis acquisition totaled $3.1 million and are amortized over their estimated useful life ranging from four to 60 months for certain maintenance and hosting contracts and seven years for acquired technology. Intangible assets recorded in connection with the acquisition of Broad Daylight totaled $576,000 and are amortized over their estimated useful lives ranging from 16 months to three years. Amortization expense for the year ended December 31, 2003 was approximately $68,000. Based on identified intangible assets recorded as of December 31, 2003, and assuming no

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsequent impairment of the underlying assets, the annual amortization expense is expected to be as follows (in thousands):

2004	664
2005	566
2006	543
2007	538
2008	507
2009	400
2010	390

Total	$3,608

Note 3.     Restructuring Charges

      Restructuring charges for the year ended December 31, 2003 were $0. During 2002 and 2001, the Company executed restructuring plans to reduce headcount and infrastructure, and to eliminate excess leased facilities, and recorded $1,227,000 and $2,530,000, respectively, in restructuring and other related charges.

      The components of the 2001 charges and a rollforward of the related liability included within accrued and other liabilities follows (in 000’s):

		Charge for the	Net Cash
	Balance at	Year Ended	Payments &	Balance at
	December 31, 2000	December 31, 2001	Impairments	December 31, 2001

Excess facilities and asset impairments	$—	$1,375	$(775)	$600
Employee separation costs	—	1,145	(1,145)	—
Other	—	10	—	10

Total	$—	$2,530	$(1,920)	$610

      The components of the 2002 charges and a rollforward of the related liability included within accrued and other liabilities follows (in 000’s):

		Charge for the	Net Cash
	Balance at	year ended	Payments &	Balance at
	December 31, 2001	December 31, 2002	Impairments	December 31, 2002

Excess facilities and asset impairments	$600	$636	$(710)	$526
Employee separation costs	—	581	(581)	—
Other	10	10	(20)	—

Total	$610	$1,227	$(1,311)	$526

      The rollforward of the 2003 restructuring liability included within accrued and other liabilities follows (in 000’s):

			Net Cash Balance
	Balance at	Payments &	at December 31,
	December 31, 2002	Impairments	2003

Excess facilities and asset impairments	$526	$(499)	$27

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The excess facilities and asset impairment charges recorded in 2001 and 2002 were the result of the Company’s decision to exit certain domestic and international facilities and were estimated based on its evaluation of then current market conditions relative to its existing excess facilities accrual. The estimated facilities costs are based on current comparable rates for leases and subleases of a comparable term or termination fees. The asset impairment charges were primarily for leasehold improvements, computer equipment and related software, office equipment and furniture and fixtures disposed of or removed from operations as a direct result of the restructuring plans. If estimates and/or assumptions change, the actual loss may differ from this estimate. Future cash outlays are anticipated through June 2004, unless we are able to negotiate to exit the lease at an earlier date.

Note 4.     Property and Equipment

      Property and equipment, net consists of the following:

	December 31,

	2003	2002

	(In thousands)
Computer equipment	$4,948	$4,268
Furniture, fixtures, and equipment	1,452	1,406
Software	2,457	2,420
Leasehold improvements	301	301

	9,158	8,395
Less accumulated depreciation and amortization	(7,743)	(6,127)

	$1,415	$2,268

      Depreciation and amortization expense was approximately $1,648,000, $2,196,000 and $2,489,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5.     Note Receivable from Related Party

      In April 2001, the Company’s Board of Directors approved an unsecured loan to Michael A. Brochu, the Company’s President and Chief Executive Officer, for $750,000 bearing interest at 4.9%. The maturity date of the loan was April 16, 2007 with principal and accrued interest payments due annually starting on April 16, 2005. This note was subject to full forgiveness in the event of Mr. Brochu’s termination of employment without cause or for good reason following a change of control.

      On October 31, 2003, the Company entered into an agreement with Michael Brochu, President and Chief Executive Officer, to purchase all of his outstanding stock options with an exercise price above $0.86, or 1,239,165 stock options, which reduces the net dilution from stock options to the Company’s shareholders. Mr. Brochu elected to apply the proceeds, after required tax withholdings of approximately $264,000, from this option disposition to his outstanding $750,000 loan from the Company. As a result of this transaction, the outstanding principal balance on the loan was reduced to approximately $114,000. Mr. Brochu did not retain any net proceeds from the transaction.

      The Company’s Board of Directors, with Mr. Brochu abstaining from discussions and voting, approved of the above described transaction and, using the Black-Scholes option pricing model, established the total purchase price of $997,968. The Company purchased from Mr. Brochu 547,999 stock options (granted on November 4, 1997) with an exercise price of $3.00, 78,666 stock options (granted on February 4, 1999) with an exercise price of $8.25, 150,000 stock options (granted on August 13, 1999) with an exercise price of approximately $20.41, 150,000 stock options (granted on February 2, 2000) with an exercise price of

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $74.03, 37,500 stock options (granted on May 17, 2000) with an exercise price of approximately $38.66, 75,000 stock options (granted on October 12, 2000) with an exercise price of approximately $5.31, and 200,000 stock options (granted on May 16, 2001) with an exercise price of approximately $3.49.

      The total purchase price of $997,968 under the above described transaction are reflected as compensation expense and included in general and administrative expenses in our consolidated financial statements for the period ending December 31, 2003. The net proceeds were first applied against accrued interest due the Company of approximately $98,000 and the remainder reduced Mr. Brochu’s outstanding loan principal balance by approximately $636,000.

      On November 13, 2003, the Company entered into a noncompetition and nonsolicitation agreement with Michael Brochu. The Company’s Board of Directors, consistent with their desire to ensure that Mr. Brochu’s incentives support the long term growth of the Company in the best interests of all shareholders and with Mr. Brochu abstaining from discussions and voting, approved of the transaction and established consideration to Mr. Brochu in exchange for this agreement of one times his annual base salary, or $310,000. The noncompetition and nonsolicitation agreement is effective from November 13, 2003 through three years from the end date of Mr. Brochu’s employment for any reason. Mr. Brochu elected to apply approximately $114,000 of the proceeds, after required tax withholdings of approximately $82,000, to his outstanding loan from the Company. As a result of this prepayment, the not receivable from Mr. Brochu was fully paid by December 31, 2003. The payment of $310,000 under this agreement is reflected as compensation expense and included in general and administrative expense in our consolidated financial statements for the period ended December 31, 2003.

Note 6.	Financing Arrangements

      As of December 31, 2003, the Company had a $3 million line of credit available, which matures in March 2005 and bears interest at a rate of prime plus 1.0% (5.00% at December 31, 2003). The Company had no borrowings outstanding under the line of credit or outstanding letters of credit at December 31, 2003. All assets of the Company secure the arrangement. The agreement includes certain financial covenants including those requiring the Company to maintain minimum levels of working capital and tangible net worth, which the Company was in compliance with at December 31, 2003. The Company had no long-term debt at December 31, 2003 or 2002.

      In connection with the December 2003 acquisition of Amacis, Primus assumed Amacis’s outstanding obligation of approximately $395,000 under a credit facility with a bank. The facility is payable in month installments of approximately $9,000, including interest at a rate of the bank’s rate plus 2% (5.75% at December 31, 2003), due June 2008. Due to the purchase of all of Amacis’s common shares by Primus, the facility is payable upon demand and the Company expects the obligation to be repaid in full during 2004. The loan is denominated in British pounds.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7.	Income Taxes

      The components of loss before income taxes, extraordinary item and cumulative effect of change in accounting principle are as follows:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
U.S. operations	$(3,643)	$(8,956)	$(21,896)
International operations	785	106	492

	$(2,857)	$(8,850)	$(21,404)

      The components of income tax expense are as follows:

	Year Ended
	December 31,

	2003	2002	2001

	(In thousands)
Current:
Federal	$—	$—	$—
Foreign taxes	70	111	417

Income tax expense	$70	$111	$417

      Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to loss before income taxes, extraordinary item and cumulative effect of change in accounting principle as a result of the following:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
Income tax benefit at U.S. statutory rate of 35%	$(1,000)	$(3,098)	$(7,491)
Non-deductible expenses, including merger related costs	37	27	288
U.S. tax on unremitted foreign earnings	399	—	—
Change in valuation allowance, net of intra-period allocations	704	3,450	8,050
Research and development credit	(98)	(310)	(583)
Foreign taxes	28	42	153

Income tax expense	$70	$111	$417

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,

	2003	2002

	(In thousands)
Deferred tax assets:
U.S. net operating loss carryforwards	$57,369	$47,259
Foreign net operating loss carryforwards	3,118	—
Research and development tax credits	3,444	2,778
Deferred revenue	2,355	1,987
Accrued expenses not currently deductible	924	798
Other	873	873

Total deferred tax assets	68,083	53,695
Valuation allowance	(66,951)	(53,695)

Net deferred tax assets	$1,132	$—

Deferred tax liabilities:
Intangible assets	$202	$—
Foreign intangible assets	930	—

Total deferred tax liabilities	$1,132	$—

      Due to the Company’s history of net operating losses, the Company has established a valuation allowance equal to its deferred tax assets. The valuation allowance increased approximately $13.3 million, $8.9 million and $10.6 million during 2003, 2002 and 2001, respectively. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

      At December 31, 2003, the Company has US and foreign net operating loss carryforwards of approximately $163.9 and $10.4 million respectively. The Company also has research and development tax credit carryforwards of $3.4 million. Under the provisions of Section 382 of the Internal Revenue Code, the Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. The Company may have experienced such ownership changes as a result of the various stock offerings, and the utilization of the carryforwards could be limited such that a portion of the net operating losses may never be utilizable. The US net operating loss carryforwards increased during 2003 by $25.8 million due to the acquisition of Broad Daylight. However, these losses will be subject to limitation under the provisions of Section 382 discussed above. The foreign net operating loss carryforwards increased by $11.2 million due to the acquisition of Amacis. Approximately $43.0 of the net operating loss carryforwards at December 31, 2003 result from deductions associated with the exercise of non-qualified employee stock options, the realization of which would result in a credit to shareholders’ equity.

      Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of the Company’s foreign subsidiaries. These earnings of approximately $2.0 million, which are expected to be reinvested, could become subject to additional tax if they were to be remitted as dividends, loaned to the Company, or if the Company should sell its stock in these subsidiaries.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Shareholders’ Equity

     Common Stock

      In May 2001, in connection with the acquisition of AnswerLogic, 750,000 shares of Primus common stock were issued in exchange for all of the outstanding equity securities and certain outstanding convertible subordinated promissory notes of AnswerLogic.

      In September 2003, in connection with the acquisition of Broad Daylight, 2,131,009 shares of Primus Common Stock, plus cash of approximately $140,000 were exchange for all of the outstanding equity securities of Broad Daylight.

      In December of 2003, in connection with the acquisition of Amacis, 1,234,692 shares of Primus Common Stock were issued in exchange for all of the outstanding equity securities of Amacis.

     Stock Options

      The Company’s fixed stock option plans include the Employee Stock Option and Restricted Stock Award Plan, the Nonemployee Director Stock Option Plan, the 1995 Stock Incentive Compensation Plan, the 1999 Stock Incentive Compensation Plan (1999 SIC Plan), and the 1999 Nonofficer Employee Stock Compensation Plan (1999 NESC Plan). The use of the 1995 Stock Incentive Compensation Plan for grants of new awards terminated in 1999. In connection with the mergers with Imparto in December 1999, 2order in January 2000 and Amacis in December 2003, the Company assumed outstanding options to purchase common stock originally issued under Imparto’s, 2order’s and Amacis’s stock option plans (Acquired Options). All of the Acquired Options have been adjusted to give effect to the conversion under the terms of the Agreement and Plan of Merger with Imparto, the Agreement and Plan of Merger with 2order and the Share Purchase Agreement with Amacis. No additional options will be granted under the Imparto, 2order or Amacis stock option plans. The Company’s stock option plans, as well as the assumed stock option plans, are hereby collectively referred to as the “Option Plans.” The Option Plans provide for the granting of incentive stock options to employees and nonqualified stock options to employees, directors, and consultants. Other than the January 2, 2002 option grant, which options vest ratably over 36 months, options granted under the Option Plans typically vest over four years and remain exercisable for a period not to exceed ten years. Options assumed under the Amacis Plan were fully vested at the date of acquisition. The number of shares available for issuance under the terms of the 1999 SIC Plan automatically increase by 666,666 shares each January 1. There were no additional shares made available under the Option Plans during 2003. At December 31, 2003, there were 2,075,244 shares available for grant, consisting of 1,447,733 under the 1999 SIC Plan and 627,511 under the 1999 NESC Plan.

      On October 31, 2003, the Company entered into an agreement with Michael Brochu, President and Chief Executive Officer, to purchase all of his outstanding stock options with an exercise price above $0.86, or 1,239,165 stock options. Mr. Brochu elected to apply the proceeds, after required tax withholdings of approximately $264,000, from this option disposition to his outstanding $750,000 loan from the Company (see Note 5,“Note Receivable From Related Party”). Mr. Brochu did not retain any net proceeds from the transaction.

      The Company’s Board of Directors, with Mr. Brochu abstaining from discussions and voting, approved of the transaction and, using the Black-Scholes option pricing model, established the total purchase price of $997,968. The Company purchased from Mr. Brochu 547,999 stock options (granted on November 4, 1997) with an exercise price of $3.00, 78,666 stock options (granted on February 4, 1999) with an exercise price of $8.25, 150,000 stock options (granted on August 13, 1999) with an exercise price of approximately $20.41, 150,000 stock options (granted on February 2, 2000) with an exercise price of approximately $74.03, 37,500 stock options (granted on May 17, 2000) with an exercise price of approximately $38.66, 75,000 stock options (granted on October 12, 2000) with an exercise price of

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $5.31, and 200,000 stock options (granted on May 16, 2001) with an exercise price of approximately $3.49. The purchased options were subsequently cancelled by the Company and are no longer available for grant.

      A summary of the Company’s stock option activity for the years ended December 31 follows:

		Outstanding Options

			Weighted-
	Shares		Average
	Available	Number of	Exercise
	For Grant	Shares	Prices

Balance at December 31, 2000	1,527,144	5,042,188	23.67
Additional shares authorized	1,866,666	—	—
Options granted — price equal to market	(2,566,761)	2,566,761	3.75
Options forfeited	2,428,723	(2,461,316)	20.28
Options expired	(125,000)	—	—
Options exercised	—	(56,960)	2.89

Balance at December 31, 2001	3,130,772	5,090,673	15.49
Additional shares authorized	666,666	—	—
Options granted — price equal to market	(3,805,200)	3,805,200	0.91
Options forfeited	1,956,895	(1,966,735)	13.45
Options exercised	—	(3,571)	0.86

Balance at December 31, 2002	1,949,133	6,925,567	8.07
Additional shares authorized	666,666	—	—
Options granted — price equal to market	(1,351,000)	1,351,000	3.59
Options assumed	—	265,327	2.04
Options forfeited	810,445	(810,445)	25.68
Options purchased and cancelled	—	(1,239,165)	4.80
Options exercised	—	(728,921)	1.19

Balance at December 31, 2003	2,075,244	5,763,363	$5.84

      Total exercisable options and their weighted average exercise price at December 31, 2003, 2002 and 2001 were 2,961,084, 3,239,870 and 2,052,905 shares and $8.50, $11.33 and $18.74, respectively.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional information regarding options outstanding and options exercisable at December 31, 2003 for selected exercise price ranges follows:

				Outstanding		Exercisable

				Weighted-	Weighted-		Weighted-
Range of				Average	Average		Average
Exercise			Number of	Contractual	Exercise	Number of	Exercise
Prices			Options	Life (Years)	Price	Options	Price

$ 0.44	-	$ 0.83	120,859	9.05	$0.67	14,680	$0.50
0.86	-	0.86	2,135,567	8.00	0.86	1,157,971	0.86
0.91	-	1.87	679,274	9.52	1.34	53,429	1.82
1.92	-	3.10	732,177	6.86	2.66	580,757	2.57
3.34	-	5.32	669,211	7.28	4.04	445,716	4.11
5.50	-	6.22	253,974	6.72	5.12	202,010	5.82
6.25	-	6.47	616,600	9.89	6.46	12,832	6.25
7.03	-	109.47	502,842	6.37	27.53	441,228	28.72
119.75	-	131.63	52,859	6.19	129.81	52,461	129.89

$ 0.44	-	$131.63	5,763,363	7.96	5.84	2,961,084	8.50

     Employee Stock Purchase Plan

      In April 1999, the Company adopted the Employee Stock Purchase Plan (ESPP). Under the terms of the ESPP, the Company is authorized to issue up to an initial 600,000 shares of common stock, plus annual increases as defined by the plan document. The annual increase in authorized shares for the plan during 2003 was 200,000 shares. The Company issued 108,639, 142,237 and 93,177 shares for employee stock purchases in 2003, 2002 and 2001, respectively. The ESPP enables employees to purchase shares of the Company’s common stock at a discounted price through after-tax payroll deductions. Shares are offered to employees in 24-month offering periods that include four consecutive six-month purchase periods. Eligible employees elect to have deducted from 1% to 10% of their base compensation up to $25,000 per year, and can purchase no more than 1,000 shares per purchase period. The amounts deducted can be used to purchase the Company’s common stock at the lesser of 85% of the fair value on the first day of the 24-month offering period or 85% of the fair value on last day of the purchase period (purchase date). At December 31, 2003, 917,386 shares remained available for purchase under the plan.

     Warrants

      A summary of the Company’s warrant activity for the years ended December 31 follows:

	Outstanding Warrants

		Weighted-
	Number	Average
	of	Exercise
	Shares	Prices

Balance at December 31, 2001	11,921	12.88

Balance at December 31, 2002	11,921	12.88

Balance at December 31, 2003	11,921	12.88

      All warrants were assumed in connection with the Imparto and 2order acquisitions in 1999 and 2000, respectively, and are exercisable as of December 31, 2003 and expire between 2006 to 2008.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Stock-Based Compensation

      In 1999, the Company issued certain fixed options to employees under the Option Plans with an exercise price less than the fair value of the underlying common stock on the date of grant. The Company also issued certain options and warrants to purchase common stock to non-employees in connection with financing arrangements and consulting agreements in 1999 and prior years. The value of these awards was recognized as either compensation or interest expense over the underlying awards’ service periods. The Company did not recognize any compensation expense for stock based compensation awards in 2003 or 2002, and recognized approximately $21,000 in 2001 related to these options and warrants.

      Pro forma information regarding net loss and net loss per share required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair market value method. The fair value of options and stock purchase rights was estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted under the Option Plans was estimated using the following weighted-average assumptions: risk-free interest rates of .95%% to 3.25% in 2003, 2.53% to 3.03% in 2002, and 4.39% in 2001; expected option lives of three months to five years in 2003, four to five years in 2002 and five years in 2001; dividend yield rate of 0% in 2003, 2002 and 2001; and volatility of 104.6% in 2003, 119.83% in 2002 and 109.73% in 2001. The fair value of stock purchase rights under the ESPP was estimated using the following weighted-average assumptions:

	2003	2002	2001

Stock prices	$0.45	$0.44 - $0.68	$4.33 - $5.81
Exercise prices	$0.39	$0.37 - $0.57	$3.68 - $4.94
Risk free year interest rates	0.98% - 1.32%	1.27% - 2.99%	1.82% - 4.08%
Expected life	6 mo. - 2 yrs.	6 mo. - 2 yrs.	6 mo. - 2 yrs.
Dividend yield rate	0%	0%	0%
Expected volatility	114.8% - 129.5%	105.1% - 133.0%	107.6% - 169.1%

      The weighted-average fair value of options granted during the year are as follows:

	Year Ended December 31,

	2003	2002	2001

Option plans	$2.74	$0.72	$3.07
ESPP	$0.30	$0.40	$4.03

Note 9.	Employee Benefit Plan

      The Company maintains a defined contribution retirement plan for eligible employees under the provisions of Internal Revenue Code Section 401(k). Participants may defer up to a portion of their annual compensation on a pretax basis, subject to maximum limits on contributions. Contributions by the Company are at the discretion of the Board of Directors. No discretionary contributions have been made by the Company to date.

Note 10.	Commitments and Contingencies

      The Company has entered into various agreements that allow for incorporation of licensed technology into its products. The Company incurs royalty fees under these agreements that are based on a predetermined fee per license sold. Royalty costs incurred under these agreements are recognized over the periods that the related revenue is recognized and is included in cost of revenue. These amounts totaled

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately, $200,000, $189,000 and $202,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

      In January 2003, the Company engaged an offshore development team to accelerate its development efforts. The Company’s commitment under this agreement is to incur up to approximately $125,000 per month for development work through January 2005. During the year ended December 31, 2003, the Company incurred software development expenses of approximately $1,234,000 related to this agreement. The Company has no material long-term commitments or obligations other than those under these agreements.

      The Company leases office space under operating leases with various expiration dates through 2006. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows:

		Other
	Operating	Contractual
	Leases	Obligations	Total

2004	$909	$1,500	$2,409
2005	804	125	929
2006	21	—	21

	$1,734	$1,625	$3,359

      Rent expense was approximately $1,300,000 (net of sublease rental income of $55,000), $1,800,000 (net of sublease rental income of $356,000) and $2,800,000 (net of sublease rental income of $177,000) for 2003, 2002 and 2001, respectively.

     Legal Proceedings

      The Company, an officer, former officer and FleetBoston Robertson Stephens, Inc., J.P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc., CIBC World Markets, Dain Rauscher, Inc. and Salomon Smith Barney Holdings Inc., the underwriters of our initial public offering, have been named as defendants in an action filed during December 2001 in the United States District Court for the Southern District of New York on behalf of persons who purchased Primus common stock during the period from June 30, 1999 through December 6, 2000, which was issued pursuant to the June 30, 1999 registration statement and prospectus for the Company’s initial public offering. This is one of a number of actions coordinated for pretrial purposes. Plaintiffs in the coordinated proceeding have brought claims under the federal securities laws against numerous underwriters, companies, and individuals, alleging generally that defendant underwriters engaged in improper and undisclosed activities concerning the allocation of shares in the IPO’s of more than 300 companies during the period from late 1998 through 2000. Specifically, among other things, the plaintiffs allege that the prospectus pursuant to which shares of Company common stock were sold in the Company’s IPO contained certain false and misleading statements regarding the practices of the Company’s underwriters with respect to their allocation of shares of common stock in the Company’s IPO to their customers and their receipt of commissions from those customers related to such allocations, and that such statements and omissions caused the Company’s post-IPO stock price to be artificially inflated. The individual defendants have been dismissed from the action without prejudice pursuant to a tolling agreement. In June 2003 the plaintiffs in this action announced a proposed settlement with the issuer defendants and their insurance carriers. The Company has elected to participate in the settlement, which generally provides that the Company’s insurance carrier is responsible for any payments other than legal fees it incurred before June 2003. On March 4, 2004, plaintiffs’ executive committee advised the court that the negotiators for plaintiffs and issuers had agreed on the terms of the settlement. The court must still approve the settlement. If the settlement does not occur, and litigation against the

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company continues, the Company believes it has meritorious defenses and intends to defend the case vigorously. While the Company can not predict with certainty the outcome of the litigation or whether the settlement will be approved, the Company does not expect any material adverse impact to its business from this matter.

      In October 2003, the Company received notice that ServiceWare, Inc. had filed a complaint against Primus in the United States District Court for the Western District of Pennsylvania, which alleges that aspects of the Company’s technology infringe one or more patents issued in 1998 alleged to be held by the plaintiff. The complaint was served on the Company on January 28, 2004. In February of 2004, the Company filed its answer, denying all substantive claims, raising multiple affirmative defenses (including that the patents are invalid and unenforceable, that Primus products don’t infringe the patents in any event and that these claims on 1998 patents are barred by equitable estoppel and latches) and including a number of counterclaims. The Company intends to vigorously defend against the allegations asserted in this complaint and the Company believes the plaintiff’s claims are without merit.

      From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, including employment claims, contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company’s business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third party claims. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company’s financial position and results of operations.

      As of December 31, 2003, no amounts have been accrued as a liability associated with the aforementioned legal proceedings as the incurrence of a liability is not considered probable.

Note 11.     Related Party Transactions

      In 1997, Primus Knowledge Solutions, K.K. (Primus KK), a distributor whose majority shareholder is also a significant shareholder of the Company, became a reseller of certain of the Company’s products and a provider of support services in Japan The distribution arrangement with Primus KK continues until terminated by mutual agreement or, if Primus KK has not completed the listing of its common stock on a recognized public stock exchange by December 31, 2004 or if certain performance goals are not met, its expiration on March 31, 2006. In July 2002, January 2003, May 2003 and again in September 2003, the Company amended the distribution agreement with Primus KK, and Primus KK has assumed a more significant role in product localization and support for the Japanese market. After the September 2003 amendment, the current royalty fee structure has guaranteed minimum payments from Primus KK of $125,000 per quarter through the first quarter of 2004 provided certain professional services milestones are met. The amended distribution agreement provides for sublicense fees based on a percentage of net fees collected by Primus KK from its customers (subject to certain minimums). The guaranteed minimum payments from Primus KK could result in an adjustment to the sublicense fee due each quarter, but such payments do not constitute an advance inventory purchase nor can such payments be credited or carried over from one year to another. Guaranteed minimum royalty payments, to the extent they exceed sublicense fees due, are recognized in the period earned. As a result of the changing and uncertain business climate and operating results for Primus KK, the Company expects to negotiate further amendments to its distribution agreement. The Company’s agreement with Primus KK does not contain product return rights. The Company recognized revenue from sublicense fees and guaranteed minimum

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments of $956,000, $1,394,000 and $3,134,000 in 2003, 2002 and 2001, respectively, and revenue deferred at December 31, 2003 and 2002 was approximately $94,000 and $248,000, respectively, and accounts receivable at December 31, 2003 and 2002 were approximately $6,000 and $471,000.

Note 12.     Extraordinary Item

      In September 2001, the Company recognized an extraordinary gain of $566,000 on the sale of certain assets and intellectual property of its wholly-owned subsidiary, 2order, for cash of $685,000. 2order was acquired in January 2000 through a business combination accounted for using the pooling-of-interests method of accounting. The disposal of the 2order assets was not contemplated at the time of the pooling transaction. The decision to dispose of these assets was made in the ordinary course of business based on the change in the Company’s marketing strategy, the poor operating results of 2order’s product lines and the significant funding burden on the Company to continue supporting 2order.

Note 13.     Business Segment Information

      The Company operates primarily in one business segment and is principally engaged in the design, development, marketing, sale and support of Primus® eServer, Primus® eSupport, Primus® Enterprise Search, Primus® iView, Primus® Quick Resolve, and Primus® Visibility software products. Substantially all revenue results from the licensing of the Company’s software products and related consulting, hosting and customer support (maintenance) services. The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated revenue information.

      The majority of the Company’s revenue is derived from customers in the United States of America. The Company’s international sales are principally in Europe and Japan. The following geographic information for revenue is presented for years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
United States	$17,270	$16,713	$21,151
Europe	6,825	2,835	3,265
Japan	956	1,394	3,134

Total revenue	$25,051	$20,942	$27,550

Note 14.     Guarantees

      In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of Financial Accounting Standards Board Interpretations (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” except for standard indemnification, warranty and hosting uptime provisions that are contained within many of its customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45. Indemnification, warranty and hosting uptime provisions contained within the Company’s customer license and service agreements are generally consistent with those prevalent in its industry. The duration of the Company’s product warranties generally does not exceed 90 days following delivery or installation of its products. The Company has not incurred significant obligations under customer indemnification, warranty or hosting uptime provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.     Liquidity

      The Company’s operations have historically been financed through issuances of common and preferred stock. For the year ended December 31, 2003, the Company incurred a net loss of approximately $2.9 million and used cash in operating activities of approximately $1.3 million. At December 31, 2003, the Company has working capital (current assets minus current liabilities, excluding deferred revenue) of approximately $11.8 million. Management of the Company believes it has sufficient resources to continue as a going concern through at least December 31, 2004. Management plans to fund the growth of the Company by generating sufficient revenue from customer contracts; if they are unable to do so, management would seek to further reduce operating costs in an attempt to provide positive cash flows from operations. There can be no assurance that the Company will be able to generate sufficient revenue from customer contracts, or further reduce costs sufficiently, to provide positive cash flows from operations. If the Company is not able to generate positive cash flows from operations, the Company will need to consider alternative financing sources. Alternative financing sources may not be available when and if needed by the Company or on favorable terms.

Note 16.     Subsequent Event

      During March of 2004, the Company executed a further restructuring of their workforce to realize the efficiencies and synergies from our recent acquisitions and as a result will be recording restructuring charges of approximately $500,000 for severance and benefits and associated costs due to an approximate 10% reduction in our worldwide workforce. Additionally, the Company anticipates consolidating its Santa Clara operations into other existing locations and expects to record an excess facility and/or asset impairment charge in the first half of 2004.

SCHEDULE II

PRIMUS KNOWLEDGE SOLUTIONS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

	Balance at	Charged
	Beginning	(Credited)		Balance at
Allowance for Doubtful Accounts	of Year	to Expense	Write-Offs	End of Year

	(In thousands)
Year ended December 31, 2003	412	(25)	(213)	174
Year ended December 31, 2002	1,524	(140)	(972)	412
Year ended December 31, 2001	950	852	(278)	1,524

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)
(Unaudited)

	June 30, 2004	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$8,335	$12,154
Accounts receivable, net of allowance for doubtful accounts of $139 and $174 at June 30, 2004 and December 31, 2003, respectively	2,730	5,475
Prepaid expenses and other current assets	827	1,001

Total current assets	11,892	18,630
Property and equipment, net of accumulated depreciation and amortization of $8,189 and $7,743 at June 30, 2004 and December 31, 2003, respectively	1,166	1,415
Goodwill	11,841	11,785
Other intangible assets, net of accumulated amortization of $651 and $68 at June 30, 2004 and December 31, 2003, respectively	3,075	3,608
Other assets	225	225

Total assets	$28,199	$35,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,028	$2,555
Accrued and other liabilities	1,457	2,170
Compensation-related accruals	980	1,733
Obligations due under credit facility	349	395
Deferred revenue, including related party amounts of $121 and $94 at June 30, 2004 and December 31, 2003, respectively	7,230	8,797

Total current liabilities	12,044	15,650

Commitments and contingencies
Shareholders’ equity:
Common stock, $.025 par value, authorized 50,000,000 shares, issued and outstanding 23,851,794 and 23,257,082 shares at June 30, 2004 and December 31, 2003, respectively	596	581
Additional paid-in-capital	123,110	122,051
Accumulated other comprehensive income	337	188
Accumulated deficit	(107,888)	(102,807)

Total shareholders’ equity	16,155	20,013

Total liabilities and shareholders’ equity	$28,199	$35,663

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2004	2003	2004	2003

Revenue:
License:
Third party	$1,517	$455	$3,031	$2,541
Related party–Primus KK	—	11	139	300

	1,517	466	3,170	2,841
Service:
Third party	4,175	3,142	8,546	6,124
Related party–Primus KK	63	109	113	240

	4,238	3,251	8,659	6,364

Total revenue	5,755	3,717	11,829	9,205

Cost of revenue:
License	134	57	366	154
Service	1,431	1,242	2,946	2,381
Amortization of purchased intangibles	374	—	587	—

Total cost of revenue	1,939	1,299	3,899	2,535

Gross profit	3,816	2,418	7,930	6,670
Operating expenses:
Sales and marketing	2,307	2,527	5,207	5,125
Research and development	2,135	1,874	4,487	3,690
General and administrative	1,469	702	2,766	1,675
Restructuring charges	—	—	461	—

Total operating expenses	5,911	5,103	12,921	10,490

Loss from operations	(2,095)	(2,685)	(4,991)	(3,820)
Other income (expense), net	2	12	(24)	67

Loss before income	(2,093)	(2,673)	(5,015)	(3,753)
Income tax expense	(24)	(31)	(66)	(81)

Net loss	$(2,117)	$(2,704)	$(5,081)	$(3,834)

Basic and diluted net loss per share amounts	$(0.09)	$(0.14)	$(0.22)	$(0.20)

Weighted average shares used in computing basic and diluted net loss per share amounts	23,766,889	19,053,898	23,610,565	19,053,860

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE LOSS
(In thousands, except share amounts)
(Unaudited)

				Accumulated
	Common Stock		Additional	Other		Total
			Paid-In	Comprehensive	Accumulated	Shareholders’
	Shares	Par Value	Capital	Income (Loss)	Deficit	Equity

Balance at December 31, 2003	23,257,082	$581	$122,051	$188	$(102,807)	$20,013
Exercise of stock options	406,532	10	683	—	—	693
Stock issued in exchange for services	35,000	1	176	—	—	177
Comprehensive income:
Foreign currency translation gain	—	—	—	320	—	—
Net loss	—	—	—	—	(2,964)	—

Total comprehensive loss	—	—	—	320	(2,964)	(2,644)

Balance at March 31, 2004	23,698,614	592	122,910	508	(105,771)	18,239
Exercise of stock options	96,152	2	166	—	—	168
Stock issued from employee stock purchase plan	57,028	2	34	—	—	36
Comprehensive loss:
Foreign currency translation loss	—	—	—	(171)	—	—
Net loss	—	—	—	—	(2,117)	—

Total comprehensive loss	—	—	—	(171)	(2,117)	(2,288)

Balance at June 30, 2004	23,851,794	$596	$123,110	$337	$(107,888)	$16,155

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,

	2004	2003

	(In thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,081)	$(3,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,023	909
Application of support balance included in deferred revenue to license purchase	(1,053)	—
Changes in assets and liabilities:
Accounts receivable	2,749	1,498
Prepaid expenses and other current assets	172	(107)
Other assets	—	44
Accounts payable and accrued liabilities	(1,130)	6
Compensation-related accruals	(753)	(21)
Deferred revenue	(553)	(628)

Net cash used in operating activities	(4,626)	(2,133)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	—	(394)
Proceeds from maturities of short-term investments	—	1,395
Purchases of property and equipment	(187)	(75)

Net cash provided (used in) by investing activities	(187)	926

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of obligations under credit facility	(53)	—
Proceeds from the exercise of stock options and purchases of common stock under the employee stock purchase plan	897	22

Net cash provided by financing activities	844	22

Effect of exchange rate changes on cash	150	(14)
Net decrease in cash and cash equivalents	(3,819)	(1,199)
Cash and cash equivalents at beginning of period	12,154	11,948

Cash and cash equivalents at end of period	$8,335	$10,749

NON CASH FINANCING ACTIVITIES
Payment of acquisition related accrued expense in common stock	$177	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(Unaudited)

Note 1.     Description of the Business and Basis of Presentation

Description of the Business and Basis of Presentation

      We provide software solutions that enable companies to deliver a superior customer experience via contact centers, information technology (IT) help desks, Web (Intranet and Internet) self-service, and electronic communication channels. Our technology powers every interaction with knowledge to increase customer satisfaction and reduce operational costs. We provide application software that enables companies to find, capture and communicate enterprise knowledge to deliver answers to questions and solutions to problems. We also offer electronic communication solutions, such as web self-service, email management, chat, and wireless communications. Our software products can be implemented as a suite or as individual modules as part of a comprehensive eService solution, customer service delivered through web based applications. Our solutions can be used in combination with leading CRM (Customer Relationship Management) and IT helpdesk applications, including those from Amdocs/ Clarify, Kana, Onyx, Oracle CRM, PeopleSoft, Remedy, Siebel, SAP, and others. In addition to software applications, we offer professional services to assist customers with software implementation, integration, hosting, training and support.

Acquisitions and Other Intangible Assets

Acquisition of Broad Daylight, Inc.

      On August 12, 2003, we signed a definitive merger agreement and announced our intent to acquire 100% of the voting interest in Broad Daylight, Inc. (“Broad Daylight”), an e-service software developer specializing in solutions for customer and employee self-service. The merger of Broad Daylight with a subsidiary of ours closed on September 3, 2003. Under the terms of the agreement, we purchased all of the outstanding shares of Broad Daylight in exchange for 2,131,009 shares of our common stock valued at approximately $2,5 million, plus cash of approximately $140,000 and direct acquisition costs of approximately $198,000. The fair value of the common stock issued for the acquisition was $1.19 per share, based on the average market price for a period before and after August 12, 2003.

      The purchase price of approximately $2.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $3.3 million has been recorded as goodwill.

Acquisition of Amacis Group Limited

      On December 22, 2003, we signed a share purchase agreement to acquire 100% of the voting interest in Amacis Group Limited (“Amacis”), a leading provider of electronic commerce management solutions to global enterprises. The acquisition of Amacis further extended our breadth and depth in the eService marketplace by adding complementary email and wireless technologies to our customer service and support software solutions. The acquisition of Amacis’s shares closed on December 22, 2003. Under the terms of the agreement, we purchased all of the outstanding shares of Amacis in exchange for 1,234,692 shares of our common stock valued at approximately $7.4 million, and assumed all employee stock options outstanding under an existing Amacis stock option plan (100% vested), valued at approximately $1.1 million and incurred direct acquisition costs of approximately $364,000. The fair value of the common stock issued by us upon the acquisition was $6.00 per share, based on the average market price for a period before and after December 22, 2003.

      The purchase price of approximately $8.9 million was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the purchase price over the fair value of the net identifiable assets acquired of approximately $8.4 million has been recorded as goodwill.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

Other Intangible Assets

      Other intangible assets acquired in the Broad Daylight and Amacis acquisitions consist of the following at cost (in thousands):

June 30, 2004

Acquired technology	$3,300
Maintenance contracts	240
Customer relationships	70
Hosting contracts	60
Trade names	56
Less accumulated amortization	(651)

$3,075

      Other intangible assets related to the Amacis acquisition consist of acquired technology of approximately $2.8 million and maintenance and hosting contracts. Acquired technology is amortized over its estimated useful live of seven years, and maintenance and hosting contracts were fully amortized as of June 30, 2004. Other intangible assets related to the Broad Daylight acquisition consist of acquired technology of $450,000 and customer relationships and trade names, and are amortized over their estimated useful lives ranging from 16 months to three years. During the quarter ended June 30, 2004, a customer terminated a maintenance contract with a remaining life of approximately 54 months, and the associated remaining unamortized intangible asset balance of approximately $220,000 was expensed. Amortization expense for the three and six months ended June 30, 2004 was approximately $374,000 and $587,000, respectively. Based on identified intangible assets recorded as of June 30, 2004, and assuming no subsequent impairment of the underlying assets, the annual amortization expense is expected to be approximately as follows (in thousands):

Remainder of 2004	$282
2005	523
2006	500
2007	495
2008	465
2009	405
2010	405

Total	$3,076

Unaudited Interim Financial Information

      The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). In our opinion, the unaudited condensed consolidated financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003 included in our Form 10-K filed with the SEC in March of 2004. The results of operations for any

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Stock-Based Compensation

      We apply the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25,” issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of SFAS Statement No. 123,” established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic value based method of accounting described above, and have adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Net loss, as reported	$2,117	$2,704	$5,081	$3,834
Add total stock-based employee compensation expense determined under fair value-based method for all awards	865	2,893	2,059	5,824

Pro forma net loss	$2,982	$5,597	$7,140	$9,658

Basic and diluted net loss per share:
As reported	$0.09	$0.14	$0.22	$0.20
SFAS No. 123 pro forma	$0.13	$0.29	$0.30	$0.51

Investment in Primus Knowledge Solutions, K.K.

      In December 1995, we invested $50,000 for a 50% interest in Primus Knowledge Solutions, KK (Primus KK), a Japanese distributor, with Trans Cosmos, Inc., a Japanese company (TCI), a significant shareholder of Primus. We accounted for our investment using the equity method and wrote down our investment to zero in March 1997 as a result of recognizing our portion of the investee’s losses to date. In September 1997, we renegotiated our agreement with TCI, reducing our ownership to 14.3%. In August 2000, the arrangement was further amended and our ownership percentage in Primus KK was increased to 19.6%. Primus KK is accounted for using the cost method, as we do not have significant influence over the operations of Primus KK, have not guaranteed any of its obligations and do not have any commitment or intent to provide any funding. The carrying value of our investment in Primus KK is zero at June 30, 2004 and December 31, 2003.

Note 2.	Restructuring Charges

      During March of 2004, we executed a restructuring of our workforce in an effort to realize the efficiencies and synergies from our recent acquisitions and as a result recorded restructuring charges of approximately $461,000 for severance and benefits and associated costs due to a reduction in our

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

worldwide workforce of 20 employees, or approximately 10%. Additionally, we anticipate consolidating our Santa Clara operations into other existing locations and we may record an excess facility and/or asset impairment charge during the remainder of 2004. There were no restructuring charges incurred during 2003.

      The components of the 2004 charge and a rollforward of the related liability included within accrued and other liabilities follows (in thousands):

		Charge for the	Net Cash
	Balance at	Quarter Ended	Payments &	Balance at
	December 31, 2003	March 31, 2004	Impairments	March 31, 2004

Excess facilities and asset impairments	$27	$—	$(21)	$6
Employee separation costs	—	461	(43)	418

Total	$27	$461	$(64)	$424

		Charge for the	Net Cash
	Balance at	Quarter Ended	Payments &	Balance at
	March 31, 2004	June 30, 2004	Impairments	June 30, 2004

Excess facilities and asset impairments	$6	$—	$(6)	$—
Employee separation costs	418	—	(382)	36

Total	$424	$—	$(388)	$36

Note 3.     Loss Per Common Share

      In accordance with SFAS No. 128, “Earnings Per Share,” we have reported both basic and diluted net loss per common share for each period presented. Basic net loss per common share is computed on the basis of the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is computed on the basis of the weighted-average number of common shares plus dilutive potential common shares outstanding. Dilutive potential common shares are calculated under the treasury stock method. Securities that could potentially dilute basic income per share generally consist of outstanding stock options. As we had a net loss applicable to common shareholders in each of the periods presented, basic and diluted net loss per common share are the same. Dilutive potential securities outstanding were not included in the computation of diluted net loss per common share, because to do so would have been anti-dilutive. Dilutive potential securities as of June 30, 2004 and 2003 included options to purchase approximately 5,710,534 and 6,892,341, common shares, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

Note 4.	Other Comprehensive Loss

      SFAS No. 130, “Reporting Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and net unrealized gains and losses from securities available-for-sale and is presented in the accompanying statements of stockholders’ equity and comprehensive loss. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect our financial position or operations. The following table reconciles net loss as reported to total comprehensive loss for the three and six months ended June 30, 2004 and 2003 (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

Net loss	$(2,117)	$(2,704)	$(5,081)	$(3,384)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	(171)	58	149	41
Unrealized gain (loss) on securities available-for-sale	—	1	—	(4)

Total comprehensive loss	$(2,288)	$(2,645)	$(4,932)	$(3,797)

Note 5.	Related Party Transactions

      In 1997, Primus Knowledge Solutions, K.K. (Primus KK), a distributor whose majority shareholder is also a significant shareholder of ours, became a reseller of certain of our products and a provider of support services in Japan. The distribution arrangement with Primus KK continues until terminated by mutual agreement or, if Primus KK has not completed the listing of its common stock on a recognized public stock exchange by December 31, 2004 or if certain performance goals are not met, its expiration on March 31, 2006. In July 2002, January 2003, May 2003, and again in September 2003, we amended the distribution agreement with Primus KK, and Primus KK has assumed a more significant role in product localization and support for the Japanese market. After the September 2003 amendment, the current royalty fee structure had guaranteed minimum payments from Primus KK of $125,000 per quarter through the quarter ended March 31, 2004. We are presently negotiating with Primus KK concerning the appropriate level of guaranteed minimum payments for calendar quarters after March 31, 2004. No guaranteed minimum payment has been made or recognized for the quarter ended June 30, 2004. The amended distribution agreement provides for sublicense fees based on a percentage of net fees collected by Primus KK from its customers (subject to certain minimums). The guaranteed minimum payments from Primus KK do not constitute an advance inventory purchase nor can such payments be credited or carried over from one year to another. Guaranteed minimum royalty payments, to the extent they exceed sublicense fees due, are recognized in the period earned. As a result of the changing and uncertain business climate and operating results for Primus KK, we are currently engaged in discussions and are negotiating a further amendment to its the Primus KK distribution agreement. Our agreement with Primus KK does not contain product return rights. We recognized revenue from sublicense fees and guaranteed minimum payments of $0 and $11,000 for the three months ended June 30, 2004 and 2003, respectively, and $139,000 and $300,000 for the six months ended June 30, 2004 and 2003, respectively. Revenue deferred at June 30, 2004 and December 31, 2003 was approximately $121,000 and $94,000, respectively, and accounts receivable at June 30, 2004 and December 31, 2003 were approximately $0 and $6,000, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

Note 6.	Business Segment Information

      We operate primarily in one business segment and are principally engaged in the design, development, marketing, sale and support of Primus® Knowledge Center (encompassing functionality from Primus® eServer, Primus® eSupport, Primus® iView, Primus® Quick Resolve, and Primus® Enterprise Search) and Primus® Communications Center (formerly Primus® Visibility) software products. Substantially all revenue results from the licensing of our software products and related consulting, hosting and customer support (maintenance) services. Our chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated revenue information.

      The majority of our revenue is derived from customers in the United States of America. Our international sales are principally in Europe and Japan. The following geographic information is presented for the three and six months ended June 30, 2004 and 2003 (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

United States of America	$3,537	$2,994	$7,548	$6,650
Japan	63	120	252	540
Other	2,155	603	4,029	2,015

Total revenue	$5,755	$3,717	$11,829	$9,205

      Revenue from Japan was principally derived from sales through our Japanese joint venture, Primus KK, in which we hold a 19.6% minority interest. We recognize software license revenue for sales to this distributor in accordance with our revenue recognition policy as described in Item 5.

Note 7.	Liquidity

      Our operations have historically been financed through issuances of common and preferred stock. For the six-month period ended June 30, 2004, we incurred a net loss of approximately $5.1 million and we utilized cash in our operating activities of approximately $4.6 million. At June 30, 2004, we have working capital (current assets minus current liabilities, excluding deferred revenue) of approximately $7.1 million. Our management believes it has sufficient resources to continue as a going concern through at least June 30, 2005. Management plans to fund our growth by generating sufficient revenue from customer contracts; if they are unable to do so, management would seek to further reduce operating costs in an attempt to provide positive cash flows from operations. There can be no assurance that we will be able to generate sufficient revenue from customer contracts, or further reduce costs sufficiently, to provide positive cash flows from operations. If we are not able to generate positive cash flows from operations, we will need to consider alternative financing sources. Alternative financing sources may not be available when and if needed by us or on favorable terms.

Note 8.	Commitments and Contingencies

      We have entered into various agreements that allow for incorporation of licensed technology into our products. We incur royalty fees under these agreements that are based on a predetermined fee per license sold. Royalty costs incurred under these agreements are recognized over the periods that the related revenue is recognized and is included in cost of revenue. During the three and six months ended June 30, 2004, we incurred royalty expenses of approximately $40,000 and $65,000, respectively, under these agreements.

      In January 2003, we engaged an offshore development team to accelerate our development efforts. Our minimum commitment under this agreement is to incur up to approximately $125,000 per month for

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

development work through January 2005. During the three and six months ended June 30, 2004, we incurred software development expenses of approximately $385,000 and $770,000, respectively, related to this agreement.

      We also lease office space under operating leases with various expiration dates through 2006.

      We have no material long-term commitments or obligations other than those under these agreements.

Legal Proceedings

      The Company, an officer, former officer and FleetBoston Robertson Stephens, Inc., J.P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc., CIBC World Markets, Dain Rauscher, Inc. and Salomon Smith Barney Holdings Inc., the underwriters of our initial public offering, have been named as defendants in an action filed during December 2001 in the United States District Court for the Southern District of New York on behalf of persons who purchased Primus common stock during the period from June 30, 1999 through December 6, 2000, which was issued pursuant to the June 30, 1999 registration statement and prospectus for our initial public offering. This is one of a number of actions coordinated for pretrial purposes. Plaintiffs in the coordinated proceeding have brought claims under the federal securities laws against numerous underwriters, companies, and individuals, alleging generally that defendant underwriters engaged in improper and undisclosed activities concerning the allocation of shares in the IPO’s of more than 300 companies during the period from late 1998 through 2000. Specifically, among other things, the plaintiffs allege that the prospectus pursuant to which shares of Primus common stock were sold in our IPO contained certain false and misleading statements regarding the practices of our underwriters with respect to their allocation of shares of common stock in our IPO to their customers and their receipt of commissions from those customers related to such allocations, and that such statements and omissions caused our post-IPO stock price to be artificially inflated. The individual defendants have been dismissed from the action without prejudice pursuant to a tolling agreement. In June 2003 the plaintiffs in this action announced a proposed settlement with the issuer defendants and their insurance carriers. We have elected to participate in the settlement, which generally provides that our insurance carrier is responsible for any payments other than legal fees we incurred before June 2003. On March 4, 2004, plaintiffs’ executive committee advised the court that the negotiators for plaintiffs and issuers had agreed on the terms of the settlement. The court must still approve the settlement. If the settlement does not occur, and litigation against us continues, we believe we have meritorious defenses and intend to defend the case vigorously. While we cannot predict with certainty the outcome of the litigation or whether the settlement will be approved, we do not expect any material adverse impact to our business from this matter.

      In October 2003, we received notice that ServiceWare, Inc. had filed a complaint against Primus in the United States District Court for the Western District of Pennsylvania, which alleges that aspects of our technology infringe one or more patents issued in 1998 alleged to be held by the plaintiff. The complaint was served on us on January 28, 2004. In February of 2004, we filed our answer, denying all substantive claims, raising multiple affirmative defenses (including that the patents are invalid and unenforceable, that Primus products don’t infringe the patents in any event and that these claims on 1998 patents are barred by equitable estoppel and latches) and including a number of counterclaims. In May 2004, ServiceWare, Inc. filed counterclaims in this lawsuit, including allegations of interference, defamation and unfair competition. This case is currently in the discovery phase. We intend to vigorously defend against the allegations asserted in this complaint and we believe the plaintiff’s claims are without merit.

      From time to time we are, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, including employment claims, contract-related claims and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force us to spend significant financial and managerial resources. We may incur substantial expenses in defending against third party claims. In the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
June 30, 2004

event of a determination adverse to us, we may incur substantial monetary liability, and/or be required to change our business practices. Either of these could have a material adverse effect on our financial position and results of operations.

      As of June 30, 2004, other than accrued legal fees and expense incurred, no amounts have been accrued as a liability associated with the aforementioned legal proceedings as the incurrence and amount of a liability, if any, is not considered reasonably estimable or probable.

Note 9.	Guarantees

      In the ordinary course of business, we are not subject to potential obligations under guarantees that fall within the scope of Financial Accounting Standards Board Interpretations (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” except for standard indemnification, warranty and hosting uptime provisions that are contained within many of our customer license and service agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.     Indemnification, warranty and hosting uptime provisions contained within our customer license and service agreements are generally consistent with those prevalent in our industry. The duration of our product warranties generally do not exceed 90 days following delivery or installation of our products. We have not incurred significant obligations under customer indemnification, warranty or hosting uptime provisions historically and do not expect to incur significant obligations in the future. Accordingly, we do not maintain accruals for potential customer indemnification or warranty-related obligations.

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG
ART TECHNOLOGY GROUP, INC.,
AUTOBAHN ACQUISITION, INC.

AND

PRIMUS KNOWLEDGE SOLUTIONS, INC.

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 10, 2004, among Art Technology Group, Inc., a Delaware corporation (“Parent”), Autobahn Acquisition, Inc., a Washington corporation and a wholly owned first-tier subsidiary of Parent (“Merger Sub”), and Primus Knowledge Solutions, Inc., a Washington corporation (the “Company”).

RECITALS

      A. The respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement, and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Washington Business Corporation Act (the “WBCA”).

      B. For United States federal income tax purposes, the Merger is intended to qualify as a reorganization described in section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

      C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain shareholders of the Company are entering into Voting Agreements with Parent in the form of Exhibit A (the “Voting Agreements”).

      In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE 1

THE MERGER

      1.1     The Merger. Upon the terms and subject to the conditions of this Agreement and the applicable provisions of Delaware Law and Washington Law, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

      1.2     Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing articles of merger and an Agreement and Plan of Merger consistent with this Agreement with the Secretary of State of the State of Washington in accordance with the relevant provisions of the WBCA (the “Merger Documents”) (the time of such filing (or such later time as may be agreed in writing by the Company and Parent and specified in the Merger Documents) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the “Closing”) shall take place at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 6, (other than those that by their nature will be satisfied at the Closing) or at such other time, date and location as the parties hereto agree in writing (the “Closing Date”).

      1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the WBCA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      1.4     Articles of Incorporation; Bylaws.

      (a) The Merger Documents shall provide that, at the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be in the form of the Articles of Incorporation of the Merger Sub as in effect immediately prior to the Effective Time; provided, however, that as of the Effective Time, Article I of the Articles of Incorporation of the Surviving Corporation shall read: “The name of the corporation is Primus Knowledge Solutions, Inc.”

      (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

      1.5     Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

      1.6     Effect on Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock.

(i) Each share of common stock, par value $0.025 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and any “Dissenting Shares” (as defined, and to the extent provided in Section 1.15(a)), will be canceled and extinguished and automatically converted into the right to receive the number of shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) equal to the “Exchange Ratio” (as defined in Section 1.6(a)(ii) below) upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.10, including, with respect to each whole share of Parent Common Stock to be received, the right to receive one Right (as defined in the Rights Agreement, dated as of September 26, 2001, between Parent and EquiServe Trust Company, N.A., as Rights Agent (the “Rights Agreement”)). No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.10(e).

(ii) For purposes of this Agreement, the “Exchange Ratio” shall be equal to 1.4169, subject to adjustment as set forth in Section 1.6(e) and in Section 1.7 below.

(b) Cancellation of Company-Owned and Parent-Owned Stock. Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Stock Options; Warrants; Employee Stock Purchase Plan. Prior to the Effective Time, the Company shall take all actions necessary such that all options to purchase Company Common Stock then outstanding, whether under the Company’s Employee Stock Option and Restricted Stock Award Plan, Non-Employee Director Stock Option Plan, 1995 Stock Incentive Compensation Plan, 1999 Non-officer Stock Option Plan, 1999 Stock Incentive Compensation Plan or the Amacis Group Limited 2003 Enterprise Management Incentive Scheme (collectively, the “Company Option Plans”) or pursuant to another Company compensatory plan or otherwise (each such option, whether issued pursuant to the Company Option Plans or otherwise, a “Company Option”), and each warrant outstanding to acquire Company Common Stock (the “Company Warrants”) shall, immediately prior to the Effective Time, become vested and exercisable. All such Company Options and Company Warrants that have exercise prices per share that are less than $1.33 (“In-the-Money Company Options” and “In-the-Money Company Warrants,” respectively) shall, to the extent not exercised prior to the Effective Time, be assumed by Parent in accordance with Section 5.8 of this Agreement. All such Company Options and Company Warrants that, at the Effective Time, have exercise prices per share that are equal to or greater than $1.33 (“Out-of-the-Money Company Options” and “Out-of-the-Money Company Warrants,” respectively) shall not be assumed by Parent and shall, to the extent permitted by the applicable Company Plans, and to the extent not exercised prior to the Effective Time, be terminated at the Effective Time. At the Effective Time, Parent shall assume each of the

Company Stock Option Plans, subject to adjustment as provided therein such that options granted under each such plan after the Effective Time, if any, shall be exercisable for the purchase of Parent Common Stock. Rights outstanding under the Company’s 1999 Employee Stock Purchase Plan (the “Company ESPP”) shall be treated as set forth in Section 5.8 of this Agreement.

(d) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.025 par value per share, of the Surviving Corporation. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time. In addition the Exchange Ratio shall be subject to adjustment as set forth in Section 1.7 below.

      1.7     Adjustments to Exchange Ratio Based on Company Balance Sheet. If as of the Measurement Date, the Company’s Adjusted Working Capital is a working capital deficiency greater in magnitude than $(1.0 million) (the absolute value of such excess deficiency, if any, hereinafter referred to as a “Working Capital Deficiency”), then the Exchange Ratio shall be adjusted as follows:

(a) If the amount of the Working Capital Deficiency is greater than zero and less than or equal to $2.5 million, the Exchange Ratio shall be equal to 1.3567;

(b) If the Working Capital Deficiency is greater than $2.5 million, the Exchange Ratio shall be equal to 1.3567 minus the product of (i) 0.00000004328 multiplied by (ii) the amount by which the Working Capital Deficiency exceeds $2.5 million; provided that

(c) in no event shall the Exchange Ratio be less than 1.2976.

      1.8     Adjusted Working Capital; Determination.

      (a) For purposes of Section 1.7, the following terms shall have the meanings set forth below:

“Adjusted Working Capital” shall mean an amount equal to the sum of (i) the current assets of the Company, plus (ii) any amounts paid by the Company between June 30, 2004 and the Measurement Date that constitute Transaction Expenses minus (iii) the current liabilities of the Company, excluding any accrual for Transaction Expenses, each determined as of the Measurement Date in accordance with GAAP, in a manner consistent with that employed in the preparation of the Company Balance Sheet; plus or minus (iv) any other adjustments agreed upon on in writing by Parent and the Company; provided that in no event shall any Excluded Adjustment be taken into account for purposes of determining the Adjusted Working Capital.

“Excluded Adjustment” shall mean any change in a current asset or a current liability as compared with its amount at June 30, 2004 that is:

(a) the result of a change in estimate by the Company (whether effected by way of reversal or omission of a previously accrued liability or in any other manner) which change in estimate is not made in response to any of the following occurring after June 30, 2004: (i) a bona fide transaction entered into by the Company, (ii) a payment made or received by the Company (iii) action of an unaffiliated third party or (iv) an event or change of circumstances external to the Company, or

(b) the result of any transaction or action by the Company that would constitute a breach of the Company’s obligations under Section 4.1 below.

“Measurement Date” shall mean immediately prior to the commencement of business on the fifth business day preceding the date fixed for the Company Shareholders’ Meeting.

“Transaction Expense” shall mean any expense directly attributable to the negotiation and consummation of the transactions contemplated by this Agreement, including, but not limited to, severance payments that become due by reason of the consummation of the Merger pursuant to agreements in force prior to July 15, 2004, fees and disbursements of Preston Gates & Ellis, counsel to the Company, fees and disbursements of counsel employed by the Company to defend any claim, suit, action or proceeding commenced or threatened against the Company that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement, and of KPMG LLP, the Company’s independent public accountants, and amounts payable to Broadview International, the Company’s financial advisor all of which amounts do not exceed, in the aggregate, $1,250,000.

1.9     Closing Certificate.

      (a) On or before the tenth business day preceding the date fixed for the Company Shareholder Meeting (as defined in Section 2.17), the Company shall deliver to Parent a certificate setting forth the Adjusted Working Capital of the Company, determined in accordance with Section 1.8 above, as of the most recent practicable date, together with the Company’s good faith estimate of the Adjusted Working Capital as of the Measurement Date (the “Preliminary Closing Certificate”).

      (b) At or before the close of business on the Measurement Date, the Company shall deliver to Parent a certificate setting forth the Adjusted Working Capital of the Company as of the Measurement Date, determined in accordance with Section 1.8 (the “Definitive Closing Certificate”), which amount shall be used for purposes of determining the adjustment, if any, of the Exchange Ratio pursuant to Section 1.7 above.

      (c) Each of the Preliminary Closing Certificate and the Definitive Closing Certificate shall set forth in reasonable detail the calculations required thereby, and shall be accompanied by such substantiating documents and information as Parent may reasonably request. The Company will provide to Parent and its representatives such cooperation and access to the books and records and financial personnel of the Company as Parent may reasonably request in order to confirm that the Preliminary Closing Certificate or Definitive Closing Certificate, as the case may be, has been prepared in conformity with the requirements of this Agreement.

1.10     Exchange of Certificates.

      (a) Exchange Agent. Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger.

      (b) Exchange Fund. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article 1, the shares of Parent Common Stock (such shares of Parent Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock.

      (c) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock which were converted into shares of Parent Common Stock pursuant to Section 1.6 and to each holder of Dissenting Shares, (i) a letter of transmittal in customary form (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify), (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, and (iii) such notification as may be required under Washington Law to be given to the holders of Dissenting Shares. Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares that such holders have the right to receive pursuant to Section 1.10(e) and any dividends or distributions payable pursuant to Section 1.10(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.10(e) and any dividends or distributions payable pursuant to Section 1.10(d). No interest will be paid or accrued on any cash in lieu of fractional shares of Parent Common Stock or on any unpaid dividends or distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

      (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the holders of certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.10(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

      (e) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing price of a share of Parent Common Stock for the fifteen most recent days that Parent Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

      (f) Required Withholding. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable Legal Requirement (as defined in Section 2.2(c)). To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

      (g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.10(e) and any dividends or distributions payable pursuant to Section 1.10(d);

provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

      (h) No Liability. Notwithstanding anything to the contrary in this Section 1.10, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (i) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with the provisions of this Section 1.10 shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 1.10(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 1.10(d), in each case, without any interest thereon.

      1.11     No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.10(d) and 1.10(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

      1.12     Restricted Stock. If any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares (“Company Restricted Stock”) may be forfeited or repurchased by the Company upon any termination of the shareholders’ employment, directorship or other relationship with the Company (and/or any affiliate of the Company) under the terms of any restricted stock purchase agreement or other agreement with the Company that does not by its terms provide that such repurchase option, risk of forfeiture or other condition fully lapses upon consummation of the Merger, then the shares of Parent Common Stock issued upon the conversion of such shares of Company Common Stock in the Merger will, unless otherwise accelerated by their terms as a result of the Merger, continue to be unvested and subject to the same repurchase options, risks of forfeiture or other conditions following the Effective Time, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement. A listing of the holders of Company Restricted Stock, together with the number of shares and the vesting schedule of Company Restricted Stock held by each, is set forth in Part 1.12 of the Company Disclosure Schedule.

      1.13     Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization described in section 368 of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations (the “Treasury Regulations”).

      1.14     Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger

Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated hereby.

      1.15     Dissenters’ Rights.

      (a) Notwithstanding any provision of this Agreement to the contrary other than Section 1.15(b), any shares of Company Common Stock held by a holder who has demanded and perfected appraisal rights for such shares in accordance with 23B.13 of the WBCA and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters’ rights (“Dissenting Shares”), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 1.6, but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the WBCA. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Corporation.

      (b) Notwithstanding the provisions of Section 1.6(a), if any holder of shares of Company Common Stock who demands appraisal of such shares under the WBCA shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive Merger Consideration as provided in Section 1.6(a) without interest thereon, upon surrender of the certificate representing such shares pursuant to Section 1.10.

      (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the WBCA and received by the Company which relate to any such demand for appraisal and (ii) the opportunity to participate in all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal under the WBCA. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock or offer to settle or settle any such demands.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      As of the date of this Agreement and as of the Closing Date, the Company represents and warrants to Parent and Merger Sub, subject to any exceptions expressly stated in the disclosure schedule delivered by the Company to Parent dated as of the date hereof and certified by a duly authorized officer of the Company (the “Company Disclosure Schedule”), the Company represents and warrants to Parent as set forth in this Article 2. The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 2 and the disclosure in any section or paragraph shall qualify other sections and paragraphs in this Article 2 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

      2.1     Organization; Subsidiaries.

      (a) The Company and each of its subsidiaries (which subsidiaries are identified on Part 2.1 of the Company Disclosure Schedule) (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to the Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

      (b) Other than the corporations identified in Part 2.1 of the Company Disclosure Schedule, neither the Company nor any of the other corporations identified in Part 2.1 of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any corporation, partnership, joint venture arrangement or other business entity, other than the entities identified in Part 2.1 of the Company Disclosure Schedule. Neither the Company nor any of its subsidiaries has agreed or is obligated to make, or is bound by any written or oral agreement, contract, lease, instrument, note, option, warranty, purchase order, license, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in or capital contribution to any other entity. Neither the Company, nor any of its subsidiaries, has, at any time, been a general partner of any general partnership, limited partnership or other entity. Part 2.1 of the Company Disclosure Schedule indicates the jurisdiction of organization of each entity listed therein and the Company’s direct or indirect equity interest therein.

      (c) The Company has delivered or made available to Parent a true and correct copy of the Articles of Incorporation and Bylaws of the Company and similar governing instruments of each of its subsidiaries, each as amended to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of the Company Charter Documents. The Company has delivered or made available to Parent all proposed or considered amendments to the Company Charter Documents.

      2.2     Company Capitalization.

      (a) The authorized capital stock of the Company consists solely of 50,000,000 shares of Company Common Stock, of which there were 23,855,394 shares issued and outstanding as of the close of business on August 9, 2004, and 15,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of the Company or any agreement or document to which the Company is a party or by which it is bound. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company. From and after the Effective Time, the shares of Parent Common Stock issued in exchange for any shares of Company Restricted Stock will, without any further act of Parent, the Company or any other person, become subject to the restrictions, conditions and other provisions of such Company Restricted Stock, and Parent will automatically succeed to and become entitled to exercise the Company’s rights and remedies under such Company Restricted Stock.

      (b) As of the close of business on August 9, 2004, (i) 5,656,162 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options for an aggregate exercise price of $25,669,491.56, (ii) 11,921 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Warrants; and (iii) 1,060,358 shares of Company Common Stock are reserved for future issuance under the Company ESPP. Part 2.2(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option and each Company Warrant outstanding as of the date of this Agreement: (i) the name of the optionee or warrant holder; (ii) the number of shares of Company Common Stock subject to such Company Option or Company Warrant; (iii) the exercise price of such Company Option or Company Warrant; (iv) the date on which such Company Option or Company Warrant was granted or assumed; (v) the date on which such Company Option or Company Warrant expires, (vi) the Company Option Plan pursuant to which such Company Option was granted, and (vii) whether the exercisability of such Company Option or Company Warrant will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of any such acceleration. The Company has delivered to Parent an accurate and complete copy of the Company Option Plans and each form of stock option agreement evidencing any Company Options and an accurate and complete copy of each Company Warrant. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Part 2.2(b) of the Company Disclosure Schedule, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Merger.

      (c) All outstanding shares of Company Common Stock, all outstanding Company Options, all outstanding Company Warrants and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable material Legal Requirements and (ii) all material requirements set forth in applicable agreements or instruments except such noncompliance as would not, individually or in the aggregate, cause the Company to lose any material benefit or incur any material liability. For the purposes of this Agreement, “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic (each, a “Governmental Entity”).

      2.3     Obligations With Respect to Capital Stock. There are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities the Company owns free and clear of all claims and Encumbrances (as defined below), directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of the Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of the Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Part 2.2 or Part 2.3 of the Company Disclosure Schedule, there are no subscriptions, options, warrants, equity securities, convertible debt, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company or any of its subsidiaries is a party or by which it is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as contemplated by this Agreement there are no registration rights, and there is no voting trust, proxy, rights agreement, “poison pill” anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

      For purposes of this Agreement, “Encumbrances” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

      2.4     Authority; Non-Contravention.

      (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by the Company’s shareholders (the “Company Shareholder Approval”) and the filing of the Merger Documents pursuant to the WBCA. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is sufficient for the Company’s shareholders to approve and adopt this Agreement and approve the Merger, and no other approval of any holder of any securities of the Company is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

      (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Charter Documents, (ii) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 2.4(c), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair the Company’s (or a subsidiary’s) rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective material properties are bound or affected. Part 2.4(b) of the Company Disclosure Schedule list all consents, waivers and approvals under any of the Company’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to the Company, Parent or the Surviving Corporation as a result of the Merger.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person, is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Merger Documents with the Secretary of State of the State of Washington, and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) the filing of the Proxy Statement/ Prospectus (as defined in Section 2.17) with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the effectiveness of the Registration Statement (as defined in Section 2.17), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to the Company, Parent or the Surviving Corporation or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

      2.5     SEC Filings; Company Financial Statements.

      (a) Since January 1, 2001, the Company has filed all forms, reports and documents required to be filed by the Company with the SEC and has made available to Parent such forms, reports and documents in the form filed with the SEC (if and to the extent such forms, reports and documents are not available on EDGAR). All such required forms, reports and documents (including those that the Company may file subsequent to the date hereof) are referred to herein as the “Company SEC Reports.” As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Company’s subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”), including each Company SEC Report filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain all the footnotes required by GAAP for audited statements, and were or are subject to normal and recurring year-end adjustments that the Company does not expect to be material, individually or in the aggregate. The balance sheet of the Company contained in the Company SEC Reports as of June 30, 2004 is hereinafter referred to as the “Company Balance Sheet.” Neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole, except for liabilities reflected on the Company Balance Sheet or incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

      (c) The Company has not been notified by its independent auditors or by the staff of the SEC that such auditors or the staff of the SEC, as the case may be, are of the view that any financial statement included in any registration statement filed by the Company under the Securities Act or any periodic or current report filed by the Company under the Exchange Act should be restated, or that the Company should modify its accounting in future periods in a manner that would be materially adverse to the Company.

      (d) The Company is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to the Company, and any related rules and regulations promulgated by the SEC, and is diligently making preparations to comply on a timely basis with all other provisions of the Sarbanes-Oxley Act as they become effective and applicable to the Company.

      2.6     Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect (as defined in Section 8.3)) with respect to the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or its subsidiaries or any grant or issuance of any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of the Company’s or any of its subsidiaries’ capital stock, (iv) other than in the ordinary course of business consistent with past practice, any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits to any of their officers or employees, or any payment by the Company or any of its subsidiaries of any bonus to any of their officers or employees, or any granting by the Company or any of its subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its subsidiaries into, or material modification or amendment of, any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby or any acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of the Company’s capital stock or any acceleration or release of any right to repurchase shares of the Company’s capital stock upon the termination of employment or services with the Company, (v) any material change or alteration in the policy of the Company relating to the granting of stock options or other equity compensation to its employees and consultants, (vi) entry by the Company or any of its subsidiaries into, or material modification, amendment or cancellation of, any development services, licensing, distribution, sales, sales services or other similar agreement with respect to any material Intellectual Property (as defined in Section 2.9) other than in the ordinary course of business consistent with past practices, (vii) any acquisition, sale or transfer of any material asset by the Company or any of its subsidiaries other than in the ordinary course of business, (viii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (ix) any material revaluation by the Company of any of its assets, including writing off notes or accounts receivable other than in the ordinary course of business.

      2.7     Taxes.

      (a) The Company and each of its subsidiaries have timely filed all Tax Returns required to be filed by or on behalf of the Company and each of its subsidiaries; such Tax Returns were accurate and complete in all material respects; and the Company and each of its subsidiaries have paid all Taxes due and owing (whether or not shown on such Tax Returns).

      (b) The Company and each of its subsidiaries have withheld and paid all Taxes required to be withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

      (c) Neither the Company nor any of its subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

      (d) Neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

      (e) There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its subsidiaries.

      (f) Neither the Company or any of its subsidiaries thereof has received from any taxing authority any (i) notice indicating an intent to open an audit or other review or (ii) notice or deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its subsidiaries.

      (g) No tax audit or administrative or judicial Tax proceeding is pending or presently in progress with respect to the Company or any of its subsidiaries.

      (h) The unpaid Taxes of the Company and its subsidiaries did not, as of the date of the most recent Company Balance Sheet, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such Company Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing their Tax Returns.

      (i) Neither the Company nor any of its subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any (i) “excess parachute payment” within the meaning of Code section 280G (or any corresponding provision of state, local of foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code section 162(m) or 404 (or any corresponding provision of state, local of foreign Tax law).

      (j) Neither the Company nor any of its subsidiaries has filed a consent under section 341(f) of the Code or agreed to have section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries.

      (k) Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

      (l) Neither the Company nor any of its Subsidiaries (A) has been a member of an Affiliated Group (as defined below) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

      (m) Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date.

      (n) None of the Company’s or its subsidiaries’ assets are tax exempt use property within the meaning of section 168(h) of the Code.

      (o) Neither the Company nor any of its subsidiaries has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by section 355 or 361 of the Code.

      (p) To the Company’s knowledge, there is no fact or circumstance, and the Company has no present plan or intention, that would be reasonably likely to prevent the Merger from qualifying as a “reorganization” pursuant to the provisions of section 368 of the Code.

      (q) The Company has delivered to Parent correct and complete copies of all foreign, federal and state income tax and all state sales and use Tax Returns filed for the Company and each of its subsidiaries and each of the Company’s and its subsidiaries’ predecessor entities, if any, filed since December 31, 1998.

      For the purposes of this Agreement, “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnity or otherwise assume or succeed to the Tax liability of any other Person.

      “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

      For purposes of this Agreement, “Affiliated Group” means any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

      2.8     Title to Properties.

      (a) Neither the Company nor any of its subsidiaries owns any interest in real property. Part 2.8 of the Company Disclosure Schedule list all real property leases to which the Company is a party and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against the Company in excess of $50,000.

      (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except as reflected in the Company Financials and except for liens for Taxes not yet due and payable and such Encumbrances, if any, which are not material in character, amount or extent. Each of the Company’s subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Encumbrances, except as reflected in the Company Financials and except for liens for Taxes not yet due and payable and such Encumbrances, if any, which are not material in character, amount or extent.

      2.9     Intellectual Property. For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Company Intellectual Property Rights” means all intellectual property rights used by the Company and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the “Company Marks”); (ii) all patents, patent applications and continuations (collectively, the “Company Patents”); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the “Company Copyrights”); and (iv) trade secret and confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the “Company Secret Information”). For purposes of this Section 2.9 and Section 3.9, “software” means any and all: (w) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (x) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (y) descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing and (z) all documentation, including user manuals and training materials, relating to any of the foregoing.

(a) Part 2.9 of the Company Disclosure Schedule sets forth a complete and correct list of each of the following which is owned by the Company or its subsidiaries: (i) each registered Company Mark, (ii) each material unregistered Company Mark, if any; (iii) each Company Patent and (iv) each registered Company Copyright. The Company or one of its subsidiaries: (i) owns all right, title and interest in and to the Company Intellectual Property Rights, free and clear of all Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Company Intellectual Property Rights that it does not so own. The Company and its Subsidiaries have made all necessary filings, recordations and payments to protect and maintain their interests in the Company Intellectual Property Rights owned by or licensed to the Company except where the failure to make such filings, recordations or payments would not have a Material Adverse Effect. No person has notified the Company or any subsidiary of any claim that any of the products, services or technology used, sold, offered for sale or licensed or proposed for use, sale, offer for sale or license by the Company or any of its subsidiaries infringes any intellectual property rights of any person.

(b) All the Company Patents are valid and subsisting; to the best of the Company’s knowledge, none of the Company Patents is being infringed; and to the best of the Company’s knowledge, neither the validity nor the enforceability of any of the Company Patents has been challenged by any person.

(c) All the Company Marks are valid and subsisting; to the best of the Company’s knowledge, none of the Company Marks is being infringed or diluted; and to the best of the Company’s knowledge, none of the Company Marks has been opposed or challenged and no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of any Company Mark.

(d) All the Company Copyrights, whether or not registered, are valid and enforceable; to the best of the Company’s knowledge, none of the Company Copyrights is being infringed, or its validity challenged or threatened in any way; and no proceeding has been commenced or threatened that would seek to prevent the use by the Company or any of its subsidiaries of the Company Copyrights.

(e) The Company and its subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of the Company Secret Information. To the best of the Company’s knowledge, no Company Secret Information has been used, divulged or appropriated for the benefit of any person (other than the Company or any of its subsidiaries) or otherwise misappropriated in a manner which would have a Material Adverse Effect.

(f) No Company Intellectual Property Right is subject to any outstanding order, proceeding (other than pending proceedings pertaining to applications for patent or trademark or copyright registration) or stipulation that restricts in any manner the licensing thereof by the Company or any of its subsidiaries.

(g) To the best of the Company’s knowledge, none of its employees engaged in the development of software or in performing sales and marketing functions on behalf of the Company is obligated under any contract with any third party which would materially conflict with such employee’s rights to develop software or engage in such sales and marketing functions on behalf of the Company.

(h) All employees, contractors, agents and consultants of the Company or any of its subsidiaries who are or were involved in the creation of material Company Intellectual Property Rights owned by the Company have executed an assignment of inventions agreement to vest in the Company or its subsidiary, as appropriate, exclusive ownership of such Company Intellectual Property Rights, except where the failure to have executed such an agreement will not have a Material Adverse Effect. All employees, contractors, agents and consultants of the Company or any of its subsidiaries who have or have had access to Company Secret Information owned by the Company have executed nondisclosure agreements to protect the confidentiality of such Company Secret Information, except where the failure to have executed such an agreement will not have a Material Adverse Effect.

(i) Without limiting the generality of the foregoing, all the software that the Company or any of its subsidiaries licenses or otherwise makes available to customers, and all Company Intellectual Property Rights therein, were: (i) developed by employees of the Company or of a subsidiary of the Company within the scope of their employment and subject to their obligation to assign inventions and patents therein; or (ii) developed by independent contractors or consultants who assigned all of their right, title and interest in and to that software to the Company; or (iii) otherwise acquired or licensed by the Company from a third party by an agreement or contract that is disclosed in Part 2.9 of the Company Disclosure Schedule.

(j) All material contracts, licenses and agreements relating to the Company Intellectual Property Rights are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. The Company and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of the Company and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s rights under such contracts, licenses and agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay.

      2.10     Compliance with Laws.

      (a) Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that, individually or in the aggregate, would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to the Company’s knowledge, has been threatened in a writing delivered to the Company against the Company or any of its subsidiaries, nor, to the Company’s knowledge, has any Governmental Entity indicated an intention to conduct an investigation of the Company or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company and its subsidiaries as currently conducted.

      (b) The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entity that are material to or required for the operation of the business of the Company and of its subsidiaries as currently conducted (collectively, the “Company Permits”). The Company and its subsidiaries are in compliance, in all material respects, with the terms of the Company Permits.

      2.11     Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to the Company, any of its subsidiaries or the Surviving Corporation following the Merger or have a material adverse effect on the ability of the parties hereto to consummate the Merger. No Governmental Entity has at any time challenged or questioned in a writing delivered to the Company the legal right of the Company or any of its subsidiaries to design, offer or sell any of its products or services in the present manner or style thereof or otherwise to conduct its business as currently conducted.

      2.12     Employee Benefit Plans.

      (a) Definitions. With the exception of the definition of “Affiliate” set forth in Section 2.12(a)(i) below (which definition shall apply only to this Section 2.12), for purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “Affiliate” shall mean any other person or entity under common control with the Company within the meaning of Sections 414(b),(c),(m) or (o) of the Code and the regulations issued thereunder;

(ii) “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any Employee at any time since January 1, 2001;

(iii) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(iv) “DOL” shall mean the Department of Labor;

(v) “Employee” shall mean any current, former or retired employee, officer or director of the Company or any Affiliate;

(vi) “Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant that is currently in force;

(vii) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(viii) “FMLA” shall mean the Family Medical Leave Act of 1993, as amended;

(ix) “International Employee Plan” shall mean each Company Employee Plan that has been adopted or maintained by the Company, whether informally or formally, for the benefit of Employees outside the United States;

(x) “IRS” shall mean the Internal Revenue Service;

(xi) “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(xii) “PBGC” shall mean the Pension Benefit Guaranty Corporation; and

(xiii) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

      (b) Disclosure of Plans. Part 2.12(b) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. The Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

      (c) Documents. The Company has provided Parent with access to the following documents: (i) accurate and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all written communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any material amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; (ix) all COBRA forms and related notices; (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan; and (xi) a list of all employees, officers and consultants of the Company reflecting each such person’s current title and/or job description and compensation.

      (d) Employee Plan Compliance. (i) The Company has performed in all material respects all obligations required to be performed by it under, is not in default or violation of, and has no knowledge of any default or violation by any other party to, each Company Employee Plan and/or Employee Agreement, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received (A) a favorable determination letter from the IRS with respect to each such

Plan as to its qualified status under the Code (or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination) or (B) if such Plan is on a prototype or volume submitter plan document, such prototype or volume submitter document has received a favorable opinion letter, and no event has occurred which would adversely affect the status of such determination letter or opinion letter or the qualified status of such Plan; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued either before or after the Effective Time in accordance with its terms, without liability to Parent, the Company or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or DOL with respect to any Company Employee Plan; (vii) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 402(i) of ERISA or Sections 4975 through 4980 of the Code; and (viii) all contributions due from the Company or any Affiliate with respect to any of the Company Employee Plans have been made as required under ERISA or have been accrued on the Company Balance Sheet; (ix) to the Company’s knowledge, all individuals who, pursuant to the terms of any Employee Plan or Employee Agreement, are entitled to participate in any such Employee Plan or Employee Agreement are currently participating in such Employee Plan or Employee Agreement, or have been given the opportunity to do so and have declined; (x) there has been no amendment to, written interpretation or authorized announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under, any Employee Plan or Employee Agreement that would increase materially the expense of maintaining such Employee Plan or Employee Agreement above the level of the expense incurred in respect thereof during the calendar year 2003.

      (e) Pension Plans. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

      (f) Multiemployer Plans. At no time has the Company contributed to or been required to contribute to any Multiemployer Plan.

      (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

      (h) COBRA; FMLA. Neither the Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees. The group health plans (as defined in Section 4980B(g) of the Code) that benefit employees of the Company are in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, the Americans with Disabilities Act of 1990, as amended and the FMLA, and the regulations thereunder, as such requirements affect the Company and its employees. As of the Closing Date, there will be no material outstanding, uncorrected violations under COBRA, with respect to any of the Employee Plans or Employee Agreements, covered employees or qualified beneficiaries.

      (i) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. No payment or benefit which will or may be made by the Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code or will be treated as a nondeductible expense within the meaning of Section 162 of the Code.

      (j) Employment Matters. The Company and each of its subsidiaries: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, immigration, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) has properly classified independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other applicable laws; (iv) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (v) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, or, to the Company’s knowledge, threatened or reasonably anticipated claims or actions against the Company under any workers compensation policy or long-term disability policy. To the Company’s knowledge, no Employee of the Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such Employee is bound due to such Employee being employed by the Company and disclosing to the Company or using trade secrets or proprietary information of any other person or entity. All employees of the Company are legally permitted to be employed by the Company in the United States of America in their current jobs. There are no controversies pending or, to the Company’s knowledge threatened, between the Company and any subsidiary and any of their employees that would be reasonably likely to result in the Company’s incurring material liability. The Company does not have any employment contracts, Employee Agreements, or consulting agreements currently in effect that are not terminable at will (other than agreements for the sole purpose of providing for the confidentiality of proprietary information or assignment of invention). The Company will have no liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

      (k) Labor. No work stoppage or labor strike against the Company is pending, threatened or reasonably anticipated. The Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Company. Neither the Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

      (l) International Employee Plans. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that are not fully accrued on the Company Balance Sheet. Except as required by law, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

      2.13     Environmental Matters.

      (a) Hazardous Material. Except as would not result in material liability to the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies (a “Hazardous Material”) are present, as a result of the actions of the Company or any of its subsidiaries or any affiliate of the Company, or, to the Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof that the Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

      (b) Hazardous Materials Activities. Except as would not result in a material liability to the Company (in any individual case or in the aggregate) (i) neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither the Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

      (c) Permits. The Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (“Environmental Permits”) material to and necessary for the conduct of the Company’s and its subsidiaries’ Hazardous Material Activities and other businesses of the Company and its subsidiaries as such activities and businesses are currently being conducted.

      (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to the Company’s knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against the Company or any of its subsidiaries in a writing delivered to the Company concerning any Environmental Permit of the Company, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company is not aware of any fact or circumstance which could involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental liability.

      2.14 Certain Agreements. Except as otherwise set forth in the applicable lettered subsection of Part 2.14 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or is bound by:

(a) any employment or consulting agreement or commitment with any employee or member of the Company’s Board of Directors, providing any term of employment or compensation guarantee or any consulting agreement or any employment agreement that provides severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment, except as required by applicable law;

(b) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any agreement of indemnification, any guaranty or any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, or otherwise;

(d) any agreement, obligation or commitment containing covenants purporting to limit or which effectively limit the Company’s or any of its subsidiaries’ freedom to compete in any line of business or in any geographic area or which would so limit Parent, the Company or the Surviving Corporation or any of its subsidiaries after the Effective Time or granting any exclusive distribution or other exclusive rights;

(e) any agreement or commitment currently in force relating to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business, or pursuant to which the Company has any material ownership or participation interest in any corporation, partnership, joint venture, strategic alliance or other business enterprise other than the Company’s subsidiaries;

(f) any licensing, distribution, resale or other agreement, contract or commitment with regard to the acquisition, distribution, resale or licensing of any material Intellectual Property other than licenses, distribution, resale agreements, advertising agreements, or other similar agreement entered into in the ordinary course of business consistent with past practice;

(g) agreement to forgive any indebtedness in excess of $5,000 of any person to the Company or any subsidiary;

(h) agreement regarding the lease of real property involving rental obligations in excess of $50,000 per annum, or agreement regarding the purchase of real property;

(i) loan agreement, promissory note or other evidence of indebtedness for borrowed money;

(j) agreement pursuant to which the Company or any subsidiary (A) uses any intellectual property of any third party that is material to the operation of its business (other than off-the-shelf commercial software programs with respect to which no future license or royalty payment will become due), (B) incorporates any third party intellectual property in any of its products; or (C) has granted to any third party an exclusive license of any Company Intellectual Property Rights owned by the Company or any license of its source code (including customary source code escrow arrangements entered into in the ordinary course of business);

(k) agreement obligating the Company or any subsidiary to make aggregate payments in excess of $100,000 to any third party during the two-year period ending June 30, 2006 which is not terminable by the Company without penalty or further liability exceeding $25,000 upon 90 days’ notice or less;

(l) agreement pursuant to which the Company or any subsidiary (A) reasonably expects to receive aggregate payments in excess of $300,000 during the twelve month period ending June 30, 2005 or (B) reasonably expects to recognize revenue in such aggregate amount during such period;

(m) agreement or commitment with any affiliate of the Company;

(n) any agreement or commitment currently in force providing for capital expenditures by the Company or its subsidiaries in excess of $50,000; or

(o) any other agreement or commitment currently in effect that is material to the Company’s or its subsidiaries’ business as presently conducted and proposed to be conducted.

      Each agreement that is required to be disclosed in the Company Disclosure Schedule pursuant to clauses (a) through (o) above or pursuant to Section 2.9 and each agreement that is required to be filed with any Company SEC Report shall be referred to herein as a “Company Contract.” Each Company Contract is valid and in full force and effect. Neither the Company nor any of its subsidiaries, nor to the Company’s knowledge, any other party thereto, is in breach, violation or default under, and neither the

Company nor any of its subsidiaries has received written notice alleging that it has breached, violated or defaulted under, any of the terms or conditions of any Company Contract in such a manner as would permit any other party thereto to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies for any or all such alleged breaches, violations, or defaults.

      2.15     Brokers’ and Finders’ Fees. Except for fees payable to Broadview International pursuant to an engagement letter dated May 28, 2004, a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

      2.16     Insurance. The Company and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owing assets similar to those of the Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies have been paid, and the Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. To the knowledge of the Company, there has been no threatened termination of, or material premium increase with respect to, any of such policies. Part 2.16 of the Company Disclosure Schedule sets forth a description of each such policy or bond which provides coverage for the Company or any of its subsidiaries.

      2.17     Disclosure. The information supplied by the Company for inclusion in the Form S-4 (or any similar successor form thereto) Registration Statement to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (the “Registration Statement”) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by the Company for inclusion or incorporation by reference in the proxy statement/ prospectus to be filed with the SEC as part of the Registration Statement (the “Proxy Statement/ Prospectus”) shall not, on the date the Proxy Statement/ Prospectus is mailed to the Company’s and Parent’s shareholders, at the time of the meeting of the Company’s shareholders (the “Company Shareholders’ Meeting”) to consider the Company Shareholder Approval, at the time of the meeting of Parent’s shareholders (the “Parent Shareholders’ Meeting”) to consider the Parent Shareholder Approval, or as of the Effective Time, contain any untrue statement of a material fact concerning the Company or omit to state any material fact concerning the Company required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact concerning the Company necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

      2.18     Accounts Receivable. The receivables shown on the Company Balance Sheet arose in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less an amount not materially in excess of the allowance for doubtful accounts provided for on the Company Balance Sheet. Allowances for doubtful accounts and warranty returns are adequate and have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practices. The Company’s receivables arising after the date of the Company Balance Sheet and prior to the Closing Date arose or will arise in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less reasonable allowances for doubtful accounts determined in accordance with the Company’s past practices. To the Company’s knowledge, none of its receivables is subject to any material claim of setoff, recoupment or counter claim and it has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of receivables are contingent upon the performance by the Company of any obligation or contract other than normal warranty repair and replacement. No person has any Encumbrance on any of such receivables and no agreement for deduction or discount has been made with respect to any of such receivables.

      2.19     Board Approval. The Board of Directors of the Company has, as of the date of this Agreement, (i) determined that the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of the Company and its shareholders, and has approved this Agreement and (ii) declared the advisability of the Merger and recommends that the shareholders of Company approve and adopt this Agreement and approve the Merger.

      2.20     Fairness Opinion. The Company’s Board of Directors has received a written opinion from Broadview International, dated as of the date hereof, to the effect that, as of the date hereof, the Exchange Ratio is fair to the Company’s shareholders from a financial point of view, and has delivered to Parent a copy of such opinion.

      2.21     Accounting System. The Company and its subsidiaries have internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act and such internal control over financial reporting is reasonably effective. Since January 1, 2002, there has been no change in the internal control over financial reporting of the Company and its Subsidiaries that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries. Without limiting the generality of the foregoing, the Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has not been notified by its independent auditor that there is any significant deficiency or material weakness in the Company’s internal control over financial reporting. The Company has delivered to Parent or its advisors complete and accurate copies of any management letter or similar correspondence from any independent auditor since January 1, 2001, of the Company or any of its subsidiaries.

      2.22     Company Charter Documents and RCW 23B.19. The Board of Directors of the Company has taken all actions so that (a) the restrictions contained in the Company Charter Documents and RCW 23B.19 of the WBCA applicable to a “Business Combination” (as defined in the Company’s Articles of Incorporation) and “significant business transaction” (as defined in such RCW 23B.19) will not apply to the execution, delivery or performance of this Agreement or the Voting Agreements, or to the consummation of the Merger or the other transactions contemplated by this Agreement and the Voting Agreements.

      2.23     Affiliates. Part 2.23 of the Company Disclosure Schedule is a complete list of those persons who may, in the Company’s judgment, reasonably be deemed to be affiliates of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”). Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date of this Agreement that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      As of the date of this Agreement and as of the Closing Date, Parent and Merger Sub represent and warrant to the Company, subject to any exception expressly stated in the disclosure schedule, delivered by Parent to the Company dated as of the date hereof and certified by a duly authorized officer of Parent (the “Parent Disclosure Schedule”), Parent represents and warrants to the Company as set forth in this Article 3. The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article 3 and the disclosure in any section or paragraph shall qualify other sections and paragraphs in this Article 3 only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs.

      3.1     Organization of Parent and Merger Sub.

      (a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

      (b) Parent has delivered or made available to Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent and Merger Sub, each as amended to date (collectively, the “Parent Charter Documents”), and each such instrument is in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of the Parent Charter Documents. Parent has delivered or made available to Company all proposed or considered amendments to the Parent Charter Documents.

      3.2     Parent and Merger Sub Capitalization.

      (a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, of which there were 73,889,870 shares issued and outstanding as of the close of business on August 9, 2004 and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound. As of the close of business on August 9, 2004, (i) 10,819,378 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase Parent Common Stock, and (ii) 1,412,061 shares of Parent Common Stock are reserved for future issuance under Parent’s 1999 Employee Stock Purchase Plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

      (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, all of which, as of the date hereof, are issued and outstanding and are held by Parent. All of the outstanding shares of Merger Sub’s common stock have been duly authorized and validly issued, and are fully paid and nonassessable. Merger Sub was formed for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

      (c) The Parent Common Stock to be issued in the Merger, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable.

      3.3     Authority; Non-Contravention.

      (a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the approval by Parent’s shareholders of the issuance of Parent Common Stock in the Merger pursuant to the terms of this Agreement (the “Parent Shareholder Approval”) and the filing of the Merger Documents pursuant to the WBCA. The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock is sufficient for Parent’s shareholders to approve and adopt this Agreement and approve the Merger, and no other approval of any holder of any securities of Parent is required in connection with the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

      (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent Charter Documents, (ii) subject to compliance with the requirements set forth in Section 3.3(c) below, conflict with or violate any material law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which any of their respective material properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of; or result in the creation of an Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective material properties are bound or affected. Part 3.3 of the Parent Disclosure Schedule list all consents, waivers and approvals under any of Parent’s or any of its subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate were not obtained, would result in a material loss of benefits to Parent or the Surviving Corporation as a result of the Merger.

      (c) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or other person is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Merger Documents with the Secretary of State of the State of Washington, (ii) the filing of the Proxy Statement/ Prospectus and the Registration Statement with the SEC and a Schedule 13D with regard to the Voting Agreements in accordance with the Securities Act and the Exchange Act, and the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or the Surviving Corporation or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

      3.4     SEC Filings; Parent Financial Statements.

      (a) Since January 1, 2001, Parent has filed all forms, reports and documents required to be filed by Parent with the SEC, and has made available to the Company such forms, reports and documents in the form filed with the SEC (if and to the extent such forms, reports and documents are not available on EDGAR). All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.” As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if subsequently amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s subsidiaries is required to file any forms, reports or other documents with the SEC.

      (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 1O-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent SEC Reports as of June 30, 2004 is hereinafter referred to as the “Parent Balance Sheet.” Except as disclosed in the Parent Financials, since the date of the Parent Balance Sheet neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices and liabilities incurred in connection with this Agreement.

      (c) Parent is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act that are applicable to Parent, and any related rules and regulations promulgated by the SEC, and is diligently making preparations to comply on a timely basis with all other provisions of the Sarbanes-Oxley Act, as they become effective and applicable to Parent.

      3.5     Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet there has not been (i) any Material Adverse Effect with respect to Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent’s or any of its subsidiaries’ capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any material revaluation by Parent of any of its material assets, including writing off notes or accounts receivable other than in the ordinary course of business.

      3.6     Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to be material to Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

      3.7     Disclosure. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/ Prospectus shall not, on the date the Proxy Statement/ Prospectus is mailed to the Company’s shareholders, at the time of the Company Shareholders’ Meeting, at the time of the Parent Shareholders’ Meeting, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

      3.8     Accounts Receivable. The receivables shown on the Parent Balance Sheet arose in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less an amount not materially in excess of the allowance for doubtful accounts provided for on the Parent Balance Sheet. Allowances for doubtful accounts and warranty returns are adequate and have been prepared in accordance with GAAP consistently applied and in accordance with Parent’s past practices. Parent’s receivables arising after the date of the Parent Balance Sheet and prior to the Closing Date arose or will arise in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less reasonable allowances for doubtful accounts determined in accordance with Parent’s past practices. To Parent’s knowledge, none of its receivables is subject to any material claim of setoff, recoupment or counter claim and it has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of receivables are contingent upon the performance by Parent of any obligation or contract other than normal warranty repair and replacement. No person has any Encumbrance on any of such receivables and no agreement for deduction or discount has been made with respect to any of such receivables.

      3.9     Intellectual Property. For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Parent Intellectual Property Rights” means all intellectual property rights used by the Parent and its subsidiaries in the conduct of their business, including, without limitation: (i) all trademarks, service marks, trade names, Internet domain names, trade dress, and the goodwill associated therewith, and all registrations or applications for registration thereof (collectively, the “Parent Marks”); (ii) all patents, patent applications and continuations (collectively, the “Parent Patents”); (iii) all copyrights, database rights and moral rights in both published works and unpublished works, including all such rights in software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other expressions, mask works, firmware and videos, whether registered or unregistered, and all registrations or applications for registration thereof (collectively, the “Parent Copyrights”); and (iv) trade secret and confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically, or otherwise (collectively, the “Parent Secret Information”).

(a) Parent or one of its subsidiaries: (i) owns all right, title and interest in and to the Parent Intellectual Property Rights, free and clear of all Encumbrances, or (ii) is licensed to use, or otherwise possesses legally valid and enforceable rights to use, the Parent Intellectual Property Rights that it does not so own. Parent and its Subsidiaries have made all necessary filings, recordations and payments to protect and maintain their interests in the Parent Intellectual Property Rights owned by or licensed to Parent except where the failure to make such filings, recordations or payments would not have a Material Adverse Effect. No person has notified Parent or any subsidiary of any claim that any of the products, services or technology used, sold, offered for sale or licensed or proposed for use, sale, offer for sale or license by Parent or any of its subsidiaries infringes any intellectual property rights of any person.

(b) All material contracts, licenses and agreements relating to the Parent Intellectual Property Rights are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Parent and each of its subsidiaries are in material compliance with, and have not materially breached any term of any of such contracts, licenses and agreements and, to the knowledge of Parent and its subsidiaries, all other parties to such contracts, licenses and agreements are in compliance in all material respects with, and have not materially breached any term of, such contracts, licenses and agreements.

      3.10     Compliance with Laws. Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which Parent or any of its subsidiaries or any of their respective properties is materially bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that, individually or in the aggregate, would not cause Parent to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Parent’s knowledge, has been threatened in a writing delivered to Parent against Parent or any of its subsidiaries, nor, to Parent’s knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Parent or any of its subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent and its subsidiaries as currently conducted.

(b) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Entity that are material to or required for the operation of the business of Parent and of its subsidiaries as currently conducted (collectively, the “Parent Permits”). Parent and its subsidiaries are in compliance, in all material respects, with the terms of Parent Permits.

      3.11     Brokers’ and Finders’ Fees. Except for fees payable to SG Cowen & Co., LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

      3.12     Tax-Free Reorganization. To Parent’s knowledge, there is no fact or circumstance, and Parent has no present plan or intention, that would be reasonably likely to prevent the Merger from qualifying as a “reorganization” pursuant to the provisions of Section 368 of the Code.

ARTICLE 4

CONDUCT PRIOR TO THE EFFECTIVE TIME

      4.1     Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations, pay its debts and Taxes in the ordinary course of business, consistent with past practice, subject to good faith disputes over such debts or Taxes, pay or perform other material obligations in the ordinary course of business consistent with past practice, and use its commercially reasonable efforts, consistent with past practice to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees, (iii) collect its accounts receivable and any other amounts payable to it when due and otherwise enforce any obligations owed to it by others substantially in accordance with their terms, and (iv) preserve its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings. In addition, the Company will promptly notify Parent of any material event involving its business or operations.

      In addition, except as permitted by the terms of this Agreement, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or repurchase of restricted stock, or reprice options granted to any employee, consultant, director or authorize cash payments in exchange for any options or take any such action with regard to any warrant or other right to acquire the Company’s capital stock;

(b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements in effect, or policies existing, on the date hereof and as previously disclosed in writing to Parent, or adopt any new severance plan;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

(d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to option agreements or purchase agreements in effect on the date hereof;

(f) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of Company Options and Company Warrants, (ii) shares of Company Common Stock issuable to participants in the Company ESPP consistent with the terms thereof and (iii) options granted to employees at exercise prices not less than the fair market value of the Company Common Stock on the date of grant, providing for vesting over a four year period with 25% vesting after one year and thereafter ratably monthly, not to exceed in the aggregate options to acquire 150,000 shares of Company Common Stock;

(g) Cause, permit or propose any amendments to the Company Charter Documents or to the charter documents of any subsidiary;

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company or enter into any material joint ventures, strategic relationships or alliances or make any material loan or advance to, or investment in, any person, except for loans or capital contributions to a subsidiary or advances of routine business or travel expenses to employees, officers or directors in the ordinary course of business, consistent with past practice;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of the Company;

(j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

(k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

(l) Make any capital expenditures outside of the ordinary course of business in excess of $50,000 in the aggregate;

(m) Modify, amend or terminate any Company Contract or other material contract or agreement to which the Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder; provided, that (i) the renewal in the ordinary course of business of any software maintenance agreement that is in force on the date of this Agreement, which renewal is on terms substantially as favorable to the Company as those of the agreement currently in force, shall not be deemed to constitute a modification or amendment prohibited by this clause (m); and (ii) the consent of Parent to any such modification, amendment or termination shall not unreasonably be withheld or delayed; and (iii) failure of Parent to notify the Company in writing (which notice may be made via electronic communication, including email) within one business day of receipt from the Company of a written request for consent (which request may be made via electronic communication, including email), specifying in reasonable detail the proposed terms of any such modification, amendment, or termination that Parent’s consent is withheld, shall constitute consent to such modification, amendment or termination for purposes of this clause (m);

(n) Enter into any development services, licensing, distribution, sales, sales representation or other similar agreement or obligation with respect to any material Intellectual Property or enter into any contract of a character required to be disclosed by Section 2.14 other than such agreements entered into in the ordinary course of business consistent with past practices;

(o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(p) Discharge, settle or satisfy any disputed claim, litigation, arbitration, disputed liability or other controversy (absolute, accrued, asserted or unasserted, contingent or otherwise), including any liability for Taxes, other than the discharge or satisfaction in the ordinary course of business consistent with past practice, or in accordance with their terms, of liabilities reflected or reserved against in the Company Balance Sheet or incurred since June 30, 2004 in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which the Company or any of its subsidiaries is a party; provided, however, that the discharge or settlement of any disputed claim, liability or other controversy in the amount of less than $50,000 shall not be deemed to be prohibited by the foregoing;

(q) Take any action that would be reasonably likely to interfere with the treatment of the Merger as a “reorganization” within the meaning of Section 368 of the Code;

(r) Engage in any action with the intent to directly or indirectly adversely affect any of the transactions contemplated by this Agreement, including with respect to any “poison pill” or similar plan, agreement or arrangement, or any anti-takeover, control share acquisition, fair price, moratorium or other similar statute; or

(s) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through 4.1(r) above.

      4.2     Covenants of Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, and with respect to Section 4.2(b), prior to and after the Effective Time, Parent agrees (except as expressly contemplated by this Agreement or with Company’s prior written consent) that:

(a) Parent will promptly apply for or otherwise seek, and use its commercially reasonably best efforts to obtain, all consents and approvals, and make all filings, required for the consummation of the Merger.

(b) Parent will not take any action that would be reasonably likely to interfere with the treatment of the Merger as a “reorganization” within the meaning of Section 368 of the Code.

(c) Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) and 4.2(b).

ARTICLE 5

ADDITIONAL AGREEMENTS

      5.1     Proxy Statement/ Prospectus; Registration Statement; Antitrust and Other Filings.

      (a) As promptly as practicable after the execution of this Agreement, the Company and Parent will prepare and file with the SEC the Proxy Statement/ Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/ Prospectus will be included as a prospectus. Each of the Company and Parent will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and will cause the Proxy Statement/ Prospectus to be mailed to its respective shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC.

      (b) As promptly as practicable after the execution of this Agreement, each of the Company and Parent will prepare and file any pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties (the “Antitrust Filings”) and (ii) any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, state or foreign laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). The Company and Parent each shall promptly supply the other with any information which may be required in order to effectuate any filings pursuant to this Section 5.1.

      (c) Each of the Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/ Prospectus or any Antitrust Filings or Other Filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/ Prospectus, the Merger or any Antitrust Filing or Other Filing. Each of the Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 5.1 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/ Prospectus, the Registration Statement or any Antitrust Filing or Other Filing, the Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of the Company and/or Parent, such amendment or supplement.

      5.2     Meetings of Shareholders.

      (a) Promptly after the date hereof, (i) the Company will take all action necessary in accordance with the WBCA and its Articles of Incorporation and Bylaws to convene the Company Shareholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger, and (ii) Parent will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Parent Shareholders’ Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 45 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting to authorize the issuance of the shares of Parent Common Stock pursuant to the Merger, to the extent required by the rules of the Nasdaq Stock Market. Parent and the Company shall consult with each other and use all reasonable efforts to hold the Company Shareholder Meeting and the Parent Shareholder Meeting on the same day. Subject to Section 5.2(c), the Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the Nasdaq Stock Market or the WBCA to obtain such approvals. The Company may adjourn or postpone the Company Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to the Company’s shareholders in advance of a vote on the issuance of Parent Common Stock pursuant to the Merger or, if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/ Prospectus) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting. Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/ Prospectus is provided to Parent’s shareholders in advance of a vote on the issuance of the shares of Parent Common Stock pursuant to the Merger and this Agreement or, if as of the time for which the Parent Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/ Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Shareholders’ Meeting. The Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Shareholders’ Meeting are solicited, in compliance with the WBCA, its Articles of Incorporation and Bylaws, the applicable rules of the Nasdaq Stock Market and all other applicable legal requirements. Parent shall ensure that the Parent Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Parent in connection with the Parent Shareholders’ Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the applicable rules of the Nasdaq Stock Market and all other applicable legal requirements. The Company’s obligation to call, give notice of, convene and hold the Company Shareholders’ Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or Superior Offer (each as defined below), or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of the Company with respect to this Agreement or the Merger, and the Company Shareholders’ Meeting shall be called, noticed, convened and held prior to the calling, noticing, convening or holding of any meeting of the Company’s shareholders to consider approval of any Acquisition Proposal or Superior Offer.

      (b) Subject to Section 5.2(c): (i) the Board of Directors of the Company shall recommend that the Company’s shareholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Shareholders’ Meeting; (ii) the Proxy Statement/ Prospectus shall include a statement to the effect that the Board of Directors of Company has recommended that the Company’s shareholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Shareholders’ Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of the Company that the Company’s shareholders vote in favor of and adopt and approve this Agreement and the Merger.

      (c) Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if (i) a Superior Offer (as defined below) is made to the Company and is not withdrawn, (ii) the Company shall have provided written notice to Parent (a “Notice of Superior Offer”) advising Parent that the Company has received a Superior Offer, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer, (iii) Parent shall not, within five (5) business days of Parent’s receipt of the Notice of Superior Offer, have made an offer that the Company’s Board of Directors by a majority vote determines in its reasonable judgment (based on the written advice of Broadview International or another financial advisor of national standing) to be at least as favorable to the Company’s shareholders as such Superior Offer (it being agreed that the Board of Directors of the Company shall promptly following the receipt of any such order convene a meeting at which it will consider such offer in good faith), (iv) the Board of Directors of the Company reasonably concludes, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable law and (v) the Company shall not have violated any of the restrictions set forth in Section 5.4 or Section 5.2(a). The Company shall provide Parent with at least three business days prior notice (or such lesser prior notice as provided to the members of the Company’s Board of Directors but in no event less than twenty-four hours) of any meeting of the Company’s Board of Directors at which the Company’s Board of Directors is reasonably expected to consider any Acquisition Proposal (as defined in Section 5.4) to determine whether such Acquisition Proposal is a Superior Offer. Nothing contained in this Section 5.2(c) shall limit the Company’s obligation to hold and convene the Company Shareholders’ Meeting (regardless of whether the recommendation of the Board of Directors of the Company shall have been withdrawn, amended or modified).

      For purposes of this Agreement, “Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger or consolidation involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction or (ii) the acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) (including by way of a tender offer or an exchange offer or a two step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving the Company), directly or indirectly, of ownership of 100% of the then outstanding shares of capital stock of the Company, on terms that the Board of Directors of the Company determines, in its reasonable judgment (based on the written advice of Broadview International or another financial advisor of national standing) to be more favorable to the Company shareholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Offer” unless any financing is required to consummate the transaction contemplated by such offer is committed, or unless the Company’s Board of Directors shall reasonably conclude (based on the advice of Broadview International or another financial advisor of national standing) that such financing is likely to be obtained by such third party on a timely basis.

      (d) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if, in the good faith judgment of the Company’s Board of Directors, after consultation with and advice from its outside counsel, is required in order for the Board of Directors to comply with its fiduciary obligations, or is otherwise required, under applicable law.

      5.3     Confidentiality; Access to Information.

      (a) The parties acknowledge that the Company and Parent have previously executed that certain Bilateral Non-Disclosure Agreement, dated as of November 12, 2003 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

      (b) Access to Information. Parent, on the one hand, and the Company, on the other, will afford the other party and the other party’s accountants, counsel and other representatives reasonable access to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as the other party may reasonably request. No information or knowledge obtained by a party in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

      5.4     No Solicitation.

      (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant its terms, the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to refer them to the provisions of this Section 5.4(a), (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal; provided, however, that prior to the approval of this Agreement and the Merger at the Company Shareholders’ Meeting, this Section 5.4(a) shall not prohibit the Company from furnishing nonpublic information regarding the Company and its subsidiaries to, or entering into discussions with, any person or group who has submitted (and not withdrawn) to the Company an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of the Company reasonably concludes (based on the written advice of Broadview International or another financial advisor of national standing) constitutes, or is likely to lead to, a Superior Offer; provided that (1) neither the Company nor any representative of the Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into any such discussions with, such person or group, the Company gives Parent written notice of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such person or group, and the Company receives from such person or group an executed confidentiality agreement containing terms at least as restrictive with regard to the Company’s confidential information as the Confidentiality Agreement, (4) the Company gives Parent at least three business days advance notice of its intent to furnish such nonpublic information or enter into such discussions, and (5) contemporaneously with furnishing any such nonpublic information to such person or group, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). The Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of the Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

      For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent) relating to, or involving: (A) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% beneficial ownership interest in the total outstanding voting securities of Company or any of its subsidiaries; (B) any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries; (C) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (D) any sale, lease, exchange, transfer, license (other than in the ordinary course of business), acquisition, or disposition of any material assets of the Company; or (E) any liquidation or dissolution of the Company.

      (b) In addition to the obligations of the Company set forth in paragraph (a) of this Section 5.4, the Company as promptly as practicable, and in any event within 24 hours of its receipt, shall advise Parent orally and in writing of an Acquisition Proposal or any request for nonpublic information or other inquiry which the Company reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry. The Company will keep Parent informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

      5.5     Public Disclosure. Parent and the Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange.

      5.6     Reasonable Efforts; Notification.

      (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using all commercially reasonable efforts to accomplish the following: (i) causing the conditions precedent set forth in Article 6 to be satisfied, (ii) obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities) and taking all steps that may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) obtaining all necessary consents, approvals or waivers from third parties, (iv) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company or any of its subsidiaries or the holding separate of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Parent or any of its subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation).

      (b) Each of the Company and Parent will give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any litigation relating to, involving or otherwise affecting the Company, Parent or their respective subsidiaries that relates to the consummation of the Merger. The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

      (c) The Company shall give prompt notice to Parent of receipt by the Company of any demand for appraisal rights pursuant to 23B.13 of the WBCA.

      5.7     Third Party Consents. As soon as practicable following the date hereof, Parent and the Company will each use all commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries’ respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

      5.8     Stock Options; Warrants and ESPP.

      At the Effective Time, each outstanding In-the-Money Company Option will be assumed by Parent. Each Company Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan, if any, pursuant to which the Company Option was issued and any option agreement between the Company and the optionee with regard to the Company Option immediately prior to the Effective Time, except that (i) each Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

(a) It is intended that Company Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent Company Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

(b) At the Effective Time, each outstanding In-the-Money Company Warrant will be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Warrant immediately prior to the Effective Time, except that (i) each Company Warrant will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

(c) The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten the participation period(s) under such plan which includes the Effective Time (the “Current Offerings”) such that a new purchase date for each such participation period shall occur prior to the Effective Time and shares shall be purchased by the Company ESPP participants prior to the Effective Time. The Current Offerings shall expire immediately following such new purchase date, and the Company ESPP shall terminate immediately prior to the Effective Time. Subsequent to such new purchase date, the Company shall take no action, pursuant to the terms of the Company ESPP, to commence any new offering period.

      5.9     Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options promptly, but in no event later than five business days, following the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

      5.10     Indemnification. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the “Indemnified Parties”) and any indemnification provisions under Company’s Articles of Incorporation or Bylaws as in effect on the date hereof. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law. This Section 5.10 shall survive the consummation of the Merger, is intended to benefit the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties. For a period of six years after the Effective Time, Parent will cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy on terms (including coverage) not substantially less advantageous than those applicable to the directors and officers of the Company on the date of this Agreement; provided, however, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the annual premium currently paid by the Company.

      5.11     Nasdaq Listing. Parent agrees to authorize for listing on the Nasdaq National Market or, if the shares of Parent Common Stock are then listed on the Nasdaq Small Cap Market, on such market, the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, effective upon official notice of issuance.

      5.12     Rights Agreement; Takeover Statutes. The Board of Directors of Parent shall take such action necessary in order to render the Rights inapplicable to the Merger, and the other transactions contemplated by this Agreement. If any anti-takeover, control share acquisition, fair price, moratorium or other similar statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and Company and their respective Boards of Directors shall grant such approvals and take such lawful actions as are necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute and any regulations promulgated thereunder on such transactions.

      5.13     Certain Employee Benefits. As soon as practicable after the execution of this Agreement, the Company and Parent shall confer and work together in good faith to agree upon mutually acceptable employee benefit and compensation arrangements (and terminate the Company Employee Plans immediately prior to the Effective Time if appropriate). In addition, the Company agrees that it and its subsidiaries shall terminate its and their 401(k) plans and, at the request of Parent, any other Employee Plans, severance, separation, retention and salary continuation plans, programs or arrangements, in each case prior to the Effective Time. Parent shall, to the extent permitted by any employee benefit plan or program sponsored or maintained by Parent or any affiliate thereof (including, with limitation, the Company after the Effective Time), give Employees credit for their service with the Company both prior to and after the Effective Time for purposes of determining eligibility to participate in and vesting or accrual in such plan or program.

      5.14     Company Affiliates; Restrictive Legend. Parent will give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received pursuant to the Merger by any Company Affiliate, and there will be placed on the certificates representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY BE TRANSFERRED ONLY (A) IN CONFORMITY WITH RULE 145(D) UNDER SUCH ACT, (B) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO THE ISSUER THAT THE TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

      5.15     Letter of Company’s Accountants. The Company shall use all reasonable efforts to cause to be delivered to Parent a letter of KPMG LLP, the Company’s independent accountants, dated no more than two business days before the date on which the Registration Statement becomes effective (and satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

      5.16     Section 16. Provided that the Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, the Board of Directors of Parent, or a committee of two or more Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3 under the Exchange Act), shall adopt resolutions prior to the consummation of the Merger, providing that the receipt by the Company Insiders (as defined below) of the Parent Common Stock upon conversion of the Company Common Stock, and of options for Parent Common Stock upon conversion of the Company Options, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. Such resolutions shall comply with the approval conditions of Rule 16b-3 under the Exchange Act for purposes of such Section 16(b) exemption, including, but not limited to, specifying the name of the Company Insiders, the number of securities to be acquired or disposed of for each such person, the material terms of any derivative securities, and that the approval is intended to make the receipt of such securities exempt pursuant to Rule 16b-3(d).

      “Section 16 Information” shall mean information regarding the Company Insiders, the number of shares of the Company Common Stock held by each such Company Insider and expected to be exchanged for Parent Common Stock in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into options for Parent Common Stock in connection with the Merger. “Company Insiders” shall mean those officers and directors of the Company who will be subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to Parent and who are listed in the Section 16 Information.

ARTICLE 6

CONDITIONS TO THE MERGER

      6.1     Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. Each of the Company Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/ Prospectus, shall have been initiated or threatened in writing by the SEC.

(c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) No Restraints. There shall not be instituted or pending any action or proceeding by any Governmental Entity (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business of the Company or any of its subsidiaries or of Parent or any of its subsidiaries or to compel Parent or any of its subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company or any of its subsidiaries or of Parent or any of its subsidiaries, (ii) seeking to impose or confirm limitations on the ability of Parent or any of its subsidiaries effectively to exercise full rights of ownership of the shares of Company Common Stock (or shares of stock of the Surviving Corporation) including the right to vote any such shares on any matters properly presented to shareholders or (iii) seeking to require divestiture by Parent or any of its subsidiaries of any such shares.

      6.2     Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent or Merger Sub as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 3.2 and 3.3 (which representations shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent. In the event that Parent shall have given any notice required by Section 5.6 that any representation or warranty by Parent in this Agreement is or has become untrue or inaccurate, such certification shall make specific reference to such notice and shall state concisely the basis of Parent’s judgment that the matter or matters identified in any such notice do not individually, or in the aggregate, constitute a Material Adverse Effect on Parent or Merger Sub as of the Closing Date.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

(c) Tax Opinion. The Company shall have received an opinion of Preston Gates & Ellis LLP, dated as of the Closing Date, in form and substance reasonably satisfactory to it, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, that the Merger will constitute a reorganization within the meaning of section 368(a) of the Code and that each of Parent and the Company will be a party to the reorganization within the meaning of section 368(a) of the Code, provided, however, that if Preston Gates & Ellis LLP does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Foley Hoag LLP renders such opinion to the Company. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinion.

(d) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement and be continuing.

(e) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market or, if the Parent Common Stock is then listed on the Nasdaq Small Cap Market, on such market, in either case subject to official notice of issuance.

(f) Board of Directors. Parent shall have caused to be taken all actions necessary to appoint Daniel C. Regis as a Class II director of Parent and Michael A. Brochu as a Class III director of Parent, each effective immediately following the Effective Time.

      6.3     Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. Each representation and warranty of the Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on the Company as of the Closing Date; provided, however, such Material Adverse Effect qualification shall be inapplicable with respect to the representations and warranties contained in Sections 2.2, 2.3, 2.4, 2.19, 2.20 and 2.22 (which representations shall be true and correct at the applicable times in all material respects), and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the execution of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company. In the event that the Company shall have given any notice required by Section 5.6 that any representation or warranty by the Company in this Agreement is or has become untrue or inaccurate, such certification shall make specific reference to such notice and shall state concisely the basis of the Company’s judgment that the matter or matters identified in any such notice do not individually, or in the aggregate, constitute a Material Adverse Effect on the Company or Merger Sub as of the Closing Date.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company.

(c) Material Adverse Effect. No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement and be continuing.

(d) Consents. (i) All required approvals or consents of any Governmental Entity or other person in connection with the Merger, including, without limitation, that of each person and entity identified on Part 6.3(d) of the Parent Disclosure Schedule, and the consummation of the other transactions contemplated hereby shall have been obtained (and all relevant statutory, regulatory or other governmental waiting periods, shall have expired) unless the failure to receive any such approval or consent would not be reasonably likely, directly or indirectly, to result in a Material Adverse Effect on Parent, the Company or the Surviving Corporation, considered as separate entities, and (ii) all such approvals and consents which have been obtained shall be on terms that are not reasonably likely, directly or indirectly, to result in a Material Adverse Effect on Parent, the Company or the Surviving Corporation, considered as separate entities.

(e) Dissenters’ Rights. As of the Closing Date, the aggregate number of Dissenting Shares shall not exceed five percent (5%) of the number of issued and outstanding shares of Company Common Stock.

(f) Company Options and Company Warrants. The Company shall have taken all actions necessary such that all Company Options and Company Warrants shall be vested and exercisable immediately prior to the Effective Time.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

      7.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of Parent and the Company:

(a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b) by either the Company or Parent if the Merger shall not have been consummated by March 31, 2005 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Company shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been caused by (i) the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement or (ii) a breach of any of the Voting Agreements by any party thereto other than Parent;

(e) by either the Company or Parent, if the Parent Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent’s shareholders duly convened therefore or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent where the failure to obtain the Parent Shareholder Approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by Parent (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the shareholders of the Company) if a Triggering Event (as defined below) shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent, then the Company may not terminate this Agreement under this Section 7.1(g) for 30 days after delivery of written notice from the Company to Parent of such breach and intent to terminate, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (g) if such breach by Parent is cured during such 30-day period, or if the Company shall have materially breached this Agreement);

(h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 7.1(h) for 30 days after delivery of written notice from Parent to the Company of such breach, and intent to terminate, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if such breach by the Company is cured during such 30-day period, or if Parent shall have materially breached this Agreement); or

(i) by Parent, if the Company shall fail to deliver on the date specified in Section 1.8 above, a Closing Certificate certifying that the Company’s Adjusted Working Capital on the Measurement Date is a working capital deficiency no greater in magnitude than $(5.5 million).

      For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of the Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the adoption and approval of the Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Proxy Statement/ Prospectus the recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Board of Directors of the Company fails publicly to reaffirm its recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within 10 business days after Parent requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal; (iv) the Board of Directors of the Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; (vi) the Company shall have breached any of the provisions of Sections 5.2 or 5.4; or (vii) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

      7.2     Notice of Termination; Effect of Termination. Any proper termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

      7.3     Fees and Expenses.

      (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally (i) all fees and expenses, other than attorneys’ and accountants fees and expenses, incurred in relation to the printing and filing with the SEC of the Proxy Statement/ Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto (including SEC filing fees), and (ii) the applicable filing fees associated with the Antitrust Filings, if any.

      (b) In the event that this Agreement is terminated by Parent or the Company, as applicable, pursuant to Sections 7.1(b), 7.1(d) or 7.1(f), the Company shall promptly, but in no event later than two days after the date of such termination, pay Parent a fee equal to $1.0 million in immediately available funds (the “Termination Fee”); provided, that in the case of a termination under Sections 7.1(b) or 7.1(d) prior to which no Triggering Event has occurred, (i) such payment shall be made only if (A) following the date of this Agreement and prior to the termination of this Agreement, a person has publicly announced an Acquisition Proposal and (B) within 18 months following the termination of this Agreement a Company Acquisition (as defined below) is consummated or the Company enters into a binding agreement providing for a Company Acquisition and (ii) such payment shall be made promptly, but in no event later than two days after the consummation of such Company Acquisition or the entry by the Company into such agreement.

      (c) Each of Parent and the Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if Parent or the Company fails to pay in a timely manner amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent or the Company makes a claim for such amounts that results in a judgment against the other for the amounts described in Section 7.3(b), the judgment debtor shall pay to judgment creditor its reasonable costs and expenses (including reasonable attorneys’ fees and expenses as provided in Section 8.7(b)) in connection with such suit, together with interest on the amounts described in Section 7.3(b) (at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made) from such date until the payment of such amount (together with such accrued interest). Payment of the fees described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

      For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 50% of the aggregate fair market value of the Company’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company.

      7.4     Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

      7.5     Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE 8

GENERAL PROVISIONS

      8.1     Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their express terms survive the Effective Time shall survive the Effective Time.

      8.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon delivery either personally or by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following addresses or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Art Technology Group, Inc.
25 First Street
Cambridge, MA 02141
Facsimile: (617) 386-1111
Attention: Chief Executive Officer

with a copy to:

Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts 02210
Facsimile: (617) 832-7000
Attention: John D. Patterson, Jr. and Robert W. Sweet, Jr.

(b)	if to Company, to:

Primus Knowledge Solutions, Inc.
1601 Fifth Avenue, Suite 1900
Seattle, WA 98101
Facsimile: (206) 834-8111
Attention: Chief Executive Officer

with a copy to:

Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104-1158
Facsimile: (206) 623-7022
Attention: Gary J. Kocher and Christopher H. Cunningham

      8.3     Interpretation; Certain Defined Terms.

      (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are only for reference purposes and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Reference to an agreement herein is to such agreement as amended in accordance with its terms up to the date hereof. Reference to a statute herein is to such statute, as amended.

      (b) For purposes of this Agreement, “knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (i) an individual, if used in reference to an individual, or (ii) any officer or director of such party, if used in reference to a person that is not an individual. Any such individual will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if (x) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including e-mails sent to or by such individual) in, or that have been in, such individual’s possession, including personal files of such individual, or (y) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such party (in the case of knowledge of a party that is not an individual) that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities.

      (c) For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with any party means any change, event, circumstance or effect (whether or not such change, event, circumstance or effect constitutes a breach of a representation, warranty or covenant made by such party in this Agreement) that is or is reasonably likely to be materially adverse to the business, assets (other than intangible assets), capitalization, financial condition, operations or results of operations of such party taken as a whole with its subsidiaries, except to the extent that any such change, event, violation, inaccuracy, circumstance or effect directly and primarily results from (i) changes in general economic conditions or changes generally affecting the industry in which such entity operates (provided that such changes do not affect such entity in a disproportionate manner) or (ii) changes, effects or events resulting from the announcement or pendency of the Merger or from the taking of any action required by this Agreement. Any change in the price at which the shares of a party are traded, or failure of a party to meet any particular revenue or earnings forecast or estimate for any period ending after the date of this Agreement, or, in the case of the Company, its failure to have any particular amount of Adjusted Working Capital at the Measurement Date, shall not, in and of itself, constitute a Material Adverse Effect.

      (d) For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

      (e) For purposes of this Agreement, “subsidiary” of a specified entity will be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

      8.4     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      8.5     Entire Agreement; Third Party Beneficiaries. This Agreement, its Exhibits and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10.

      8.6     Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

      8.7     Other Remedies; Specific Performance; Fees.

      (a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      (b) If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover, in addition to any other remedy granted to such party therein, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

      8.8     Governing Law. The Merger shall be governed by and construed in accordance with the laws of the State of Washington. Other than the Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

      8.9     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

      8.10     Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Section 8.10 shall be void.

      8.11     Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*     *     *     *     *

      IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

ART TECHNOLOGY GROUP, INC.

/s/ BOB BURKE

BY: BOB BURKE

TITLE:	PRESIDENT & CEO

AUTOBAHN ACQUISITION, INC.

/s/ BOB BURKE

BY: BOB BURKE

TITLE:	PRESIDENT & CEO

PRIMUS KNOWLEDGE SOLUTIONS, INC.

/s/ MICHAEL A. BROCHU

BY: MICHAEL A. BROCHU

TITLE:	PRESIDENT & CEO

List of Exhibits

Exhibit A	Form of Voting Agreement (filed as Item 99.2 to this current report)

      Schedules and Exhibits Omitted Pursuant to Item 601(b)(2) of Regulation S-K

      The following schedules to the Agreement and Plan of Merger were omitted from this Exhibit 99.1 pursuant to Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally to the Securities and Exchange Commission copies of these omitted schedules upon request.

Company Disclosure Letter

Parent Disclosure Letter

Annex B

VOTING AGREEMENT

      This Voting Agreement (the “Agreement”) is made and entered into as of August 10, 2004, between Art Technology, Inc., a Delaware corporation (“Parent”), and the undersigned shareholder (“Shareholder”) of Primus Knowledge Solutions, Inc., a Washington corporation (the “Company”).

RECITALS

      A. Concurrently with the execution of this Agreement, Parent, the Company and Autobahn Acquisition, Inc., a Washington corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, shares of common stock of the Company, par value $0.025 per share (“Company Common Stock”) will be converted into shares of Parent Common Stock on the basis described in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

      B. Shareholder is the record holder of such number of outstanding shares of Company Common Stock as is indicated on the final page of this Agreement.

      C. As a material inducement to enter into the Merger Agreement, Parent desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined below), and such other shares of capital stock of the Company over which Shareholder has voting power, so as to facilitate consummation of the Merger.

      In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

      1.     Agreement To Vote Shares.

1.1 Definitions. For purposes of this Agreement:

(a) Shares. The term “Shares” shall mean all issued and outstanding shares of Company Common Stock owned of record or beneficially by Shareholder or over which Shareholder exercises voting power, in each case, as of the record date for persons entitled to receive notice of, and to vote at the meeting of the shareholders of the Company called for the purpose of voting on the matters referred to in Section 1.2. Shareholder agrees that any shares of capital stock of the Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership or over which Shareholder exercises voting power after the execution of this Agreement and prior to the date of termination of this Agreement pursuant to Section 3 below shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

(b) Subject Securities. The term “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Shareholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 3 below or the record date for the meeting at which stockholders of the Company are asked to vote upon approval of the Merger Agreement and the Merger.

(c) Transfer. Shareholder shall be deemed to have effected a “Transfer” of a security if Shareholder directly or indirectly: (i) sells, pledges, encumbers, transfers or disposes of, or grants an option with respect to, such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale, pledge, encumbrance, transfer or disposition of, or grant of an option with respect to, such security or any interest therein.

1.2 Agreement to Vote Shares. Shareholder hereby covenants and agrees that, during the period commencing on the date hereof and continuing until the first to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement (the “Effective Time”) and (ii) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called Shareholder will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Shares:

(1) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; and

(2) against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Shareholder under this Agreement.

      Shareholder further agrees not to enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2.

1.3 Transfer and Other Restrictions.

(a) Prior to the termination of this Agreement, Shareholder agrees not to, directly or indirectly:

(i) except pursuant to the terms of the Merger Agreement, offer for sale, Transfer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale Transfer or other disposition of any or all of the Subject Securities or any interest therein except as provided in Section 1.2 hereof;

(ii) grant any proxy, power of attorney, deposit any of the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Securities except as provided in this Agreement; or

(iii) take any other action that would make any representation or warranty of Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling Shareholder from performing its obligations under this Agreement.

(b) To the extent Shareholder is, as of the date hereof, party to a contract or agreement that requires Shareholder to Transfer Shares to another person or entity (excluding a contract or agreement pledging Shares to the Company), Shareholder will not effect any such Transfer unless and until the transferee agrees to be bound by and executes an agreement in the form of this Agreement with respect to the Shares to be Transferred.

1.4 Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit I (the “Proxy”), which shall be irrevocable, with respect to the Shares, subject to the other terms of this Agreement.

      2.     Representations and Warranties of Shareholder.

(a) Shareholder is the record and beneficial owner of, or Shareholder exercises voting power over, the shares of Company Common Stock indicated on the final page of this Agreement, which, on and as of the date hereof, are free and clear of any Encumbrances that would adversely affect the ability of Shareholder to carry out the terms of this Agreement. The number of Shares set forth on the signature pages hereto are the only Shares beneficially owned by such Shareholder and, except as set forth on such signature pages, the Shareholder holds no options or warrants to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in or voting rights with respect to any securities of the Company.

(b) Shareholder has the requisite capacity, power and authority to enter into this Agreement and to consummate the transaction contemplated by this Agreement. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated by this Agreement have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights, and (ii) for the limitations imposed by general principles of equity. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such Agreement. Prior to the approval of the Company’s Board of Directors of this Agreement, Shareholder and Parent had no agreement, arrangement or understanding with respect to the voting of any of Shareholder’s securities of the Company.

      3.     Termination. This Agreement shall terminate and shall have no further force or effect as of the first to occur of (i) the Effective Time and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 7 thereof.

      4.     Miscellaneous.

4.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

4.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. Any purported assignment in violation of this Section shall be void.

4.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

4.4 Specific Performance; Injunctive Relief; Attorneys Fees. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

4.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given upon delivery either by commercial delivery service, or sent via facsimile (receipt confirmed) to the parties at the following address or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

If to Parent:

Art Technology, Inc. 25 First Street Cambridge, MA 02141 Facsimile: (617) 386-1111 Attention: Chief Executive Officer

with a copy to:

Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 Facsimile: (617) 832-7000 Attention: John D. Patterson, Jr. and Robert W. Sweet, Jr.

If to Shareholder, to the address for notice set forth on the last page hereof.

with a copy to:

Preston Gates & Ellis LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104-1158 Facsimile: (206) 623-7022 Attention: Gary J. Kocher and Christopher H. Cunningham

Any party hereto may by notice so given provide and change its address for future notices hereunder.

4.6 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of Washington, excluding that body of law relating to conflict of laws.

4.7 Entire Agreement. The Merger Agreement, this Agreement and the Proxy granted hereunder constitute and contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

4.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.9 Captions. The captions to sections of this Agreement have been inserted only for identification and reference purposes and shall not be used to construe or interpret this Agreement.

*     *     *     *     *

      IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

ART TECHNOLOGY, INC.

By:

Name:

Title:

SHAREHOLDER:

[ _______________________________________]
(Shareholder Name)

Shareholder’s Address for Notice:

Attention:

Outstanding Shares of Company Common
Stock Beneficially Owned by Shareholder:

Options, Warrants or Rights to purchase
Company Common Stock Beneficially Owned
by Shareholder:

Exhibit I

IRREVOCABLE PROXY

      The undersigned stockholder (the “Shareholder”) of Primus Knowledge Solutions, Inc., a Washington corporation (the “Company”), hereby irrevocably appoints and constitutes each of Robert D. Burke and Edward Terino (collectively, the “Proxyholders”), the agents, attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of capital stock of the Company which are listed below (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates, to vote the Shares as follows: the Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, (i) in favor of adoption of the Agreement and Plan of Merger (the “Merger Agreement”) among Art Technology, Inc., a Delaware corporation (“Parent”), Autobahn Acquisition, Inc., a Washington corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, and the approval of the merger of Merger Sub with and into the Company (the “Merger”), and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Shareholder under that certain Voting Agreement, dated as of August 10, 2004, by and between Parent and the Shareholder (the “Voting Agreement”).

      The Proxyholders may not exercise this proxy on any other matter. The Shareholder may vote the Shares on all matters other than those set forth in the immediately preceding paragraph. The proxy granted by the Shareholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of the Shareholder set forth in Section 1 of the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in the Company to be purchased and sold pursuant to the Merger Agreement.

      This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned Shareholder authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

      This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned. Dated: August, 10 2004.

Signature

Name (and Title)

Shares of Company Common Stock beneficially owned:

Annex C

August 10, 2004

Board of Directors

Art Technology Group, Inc.
25 First St.
Cambridge, MA 02141

Ladies and Gentlemen:

      You have requested our opinion as to the fairness, from a financial point of view, to Art Technology Group, Inc. (the “Company” or “ATG”) of the Exchange Ratio (as defined below) to be paid by the Company pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of August 10, 2004 (the “Agreement”), by and among the Company, Autobahn Acquisition, Inc. (“Merger Sub”) and Primus Knowledge Solutions, Inc. (“Acquiree” or “Primus”).

      As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, the Agreement provides for the acquisition of Primus by ATG through the merger of Merger Sub with and into Primus, with Primus as the surviving company (the “Merger”, or “Transaction”) as a wholly owned subsidiary of ATG. In the Merger, among other things, each share of the common stock of Primus, par value $.025 per share (“Primus Common Stock”), outstanding as of the effective time of the Merger, other than shares held by Primus, ATG or their wholly owned subsidiaries, will be converted into the right to receive 1.4169 shares (as subject to adjustment as set forth in the Agreement, the “Exchange Ratio”) of the common stock of ATG, par value $0.01 per share (“ATG Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

      SG Cowen & Co., LLC (“SG Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated July 14, 2004, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and have received fees for the rendering of such services.

      In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated August 9, 2004;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to SG Cowen by the Company management;

•	certain publicly available financial and other information for Acquiree and certain other relevant financial and operating data furnished to SG Cowen by Acquiree management;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”) and the Acquiree (the “Acquiree Forecasts”), prepared by the management of the Company, including the amounts and timing of the cost savings and related

Board of Directors
Art Technology Group, Inc.
August 10, 2004

expenses expected to result from the Transaction furnished to us by the management of the Company (the “Expected Synergies”) and reserves for contingent liabilities (the “Reserves”);

•	discussions we have had with certain members of the management teams of each of the Company and Acquiree and other representatives of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and Acquiree, the Expected Synergies, the Reserves and such other matters we deemed relevant;

•	the financial performance of the Company and Acquiree and the prices and trading activity of the common stock of the Company and Acquiree in comparison with those of other publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•	certain pro forma financial effects excluding goodwill of the Transaction on an accretion/dilution basis; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

      In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Acquiree, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiree. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts and description of Expected Synergies and the estimate of Reserves which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company and Acquiree and the outcome of future events, and such projections, synergies and reserve estimates, provide a reasonable basis for our opinion.

      We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Acquiree, nor have we been furnished with such materials. With respect to all legal matters relating to the Company and Acquiree, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised of rendering an opinion from a financial point of view with respect to the Exchange Ratio. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

      For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those

Board of Directors
Art Technology Group, Inc.
August 10, 2004

consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. You have informed us, and we have assumed, that the Transaction will be treated as a tax-free reorganization.

      It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction. Furthermore, we express no view as to the price or trading range for shares of the common stock of the Company following the announcement or consummation of the Transaction.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

Signed by SG Cowen & Co., LLC

Annex D

August 10, 2004

CONFIDENTIAL

Board of Directors

Primus Knowledge Solutions, Inc.

1601 Fifth Avenue, Suite 1900
Seattle, Washington 98101

Dear Members of the Board:

      We understand that Primus Knowledge Solutions, Inc. (“Primus” or the “Company”), Art Technology Group, Inc. (“ATG” or “Parent”) and Autobahn Acquisition, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will merge with and into Primus (the “Merger”). Pursuant to the Agreement, each issued and outstanding share of Primus Common Stock will be converted into the right to receive 1.4169 shares of ATG Common Stock, subject to downward adjustment to the extent, immediately prior to the start of business on the fifth business day preceding the date fixed for the Company Shareholders Meeting in respect of the Merger, there exists a Cash Deficiency (as defined in the Agreement) and the Company’s Adjusted Working Capital is a working capital deficiency greater in magnitude than $(1.0 million) (such number of shares of ATG Common Stock receivable in the Merger per share of Primus Common Stock, the “Exchange Ratio”). We understand that in no event will the Exchange Ratio be less than 1.2976. The Merger is intended to qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986. The terms and conditions of the Merger are more fully detailed in the Agreement.

      You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to holders of Primus Common Stock.

      Broadview International (“Broadview”), a division of Jefferies & Company, Inc. (“Jefferies”), focuses on providing merger and acquisition advisory services to information technology (“IT”), communications, healthcare technology, and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications, healthcare technology, and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Primus’ Board of Directors and will receive a fee from Primus upon delivery of this opinion and upon the successful conclusion of the Merger. In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of the Company and its affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

      In rendering our opinion, we have, among other things:

1.)	reviewed the terms of the Agreement in the form of the draft furnished to us by the Company’s legal counsel on August 10, 2004 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the final Agreement);

2.)	reviewed Primus’ annual report on Form 10-K for the fiscal year ended December 31, 2003, including the audited financial statements included therein, Primus’ quarterly report on

Form 10-Q for the periods ended March 31, 2004 and June 30, 2004, including the unaudited financial statements included therein and the financial results for the quarter ended June 30, 2004 in draft and unaudited form, prepared and furnished to us by Primus management;

3.)	reviewed certain internal financial and operating information for Primus, including quarterly financial projections through December 31, 2004, prepared and furnished to us by Primus management;

4.)	participated in discussions with Primus’ management concerning the operations, business strategy, current financial performance and prospects for the Company;

5.)	discussed with Primus’ management its view of the strategic rationale for the Merger;

6.)	reviewed the recent reported closing prices and trading activity for Primus Common Stock;

7.)	compared certain aspects of Primus’ financial performance with public companies we deemed comparable;

8.)	reviewed certain equity research analyst reports covering Primus;

9.)	analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

10.)	reviewed ATG’s annual report on Form 10-K/A for the fiscal year ended December 31, 2003, including the audited financial statements included therein, ATG’s quarterly report on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004, including the unaudited financial statements included therein, ATG’s financial press release dated July 22, 2004 with respect to the quarter ended June 30, 2004, and the actual results for the quarter ended June 30, 2004 in draft and unaudited form, prepared and furnished to us by ATG management;

11.)	reviewed certain internal financial and operating information for ATG, including quarterly financial projections through December 31, 2004, prepared by ATG management and furnished to us by Primus management;

12.)	reviewed the recent reported closing prices and trading activity for ATG Common Stock

13.)	discussed with ATG management its view of the strategic rationale for the Merger;

14.)	compared certain aspects of the financial performance of ATG with public companies we deemed comparable;

15.)	analyzed the anticipated effect of the Merger on the future financial performance of the consolidated entity;

16.)	participated in discussions with ATG management concerning the operations, business strategy, financial performance and prospects for ATG;

17.)	reviewed certain equity research analyst reports covering ATG;

18.)	assisted in negotiations and discussions related to the Merger among Primus, ATG and their respective financial and legal advisors; and

19.)	conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

      In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Primus, ATG or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Primus and ATG as to the future performance of Primus and ATG, respectively. We have not made or taken into account any independent appraisal or valuation of any of Primus’ or ATG’s assets.

      For purposes of this opinion, we have assumed that neither Primus nor ATG is currently involved in any material transaction other than the Merger, other publicly announced transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which ATG Common Stock will trade at any time in the future.

      Based upon and subject to the foregoing qualifications and limitations and those set forth below, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to holders of Primus Common Stock.

      This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Primus in connection with its consideration of the Merger and does not constitute a recommendation to any holder of Primus Common Stock as to how such holder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and inclusion of this opinion in its entirety in the Registration Statement and Proxy Statement to be distributed to holders of Primus Common Stock in connection with the Merger.

Sincerely,

Broadview International

A Division of Jefferies & Company, Inc.

Annex E

Chapter 23B.13 RCW

DISSENTERS’ RIGHTS

RCW 23B.13.010

Definitions.

      As used in this chapter:

      (1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

      (3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

      (5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

      (6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020

Right to dissent.

      (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      (2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

      (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030

Dissent by nominees and beneficial owners.

      (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200

Notice of dissenters’ rights.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

      (2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210

Notice of intent to demand payment.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220

Dissenters’ rights — Notice.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

      (2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

RCW 23B.13.230

Duty to demand payment.

      (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

      (3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240

Share restrictions.

      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

      (2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250

Payment.

      (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

      (2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

RCW 23B.13.260

Failure to take action.

      (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270

After-acquired shares.

      (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

      (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

      (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300

Court action.

      (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

      (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310

Court costs and counsel fees.

      (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

      Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant has included such a provision in its charter.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      Article Eighth of the registrant’s charter provides that no director of the registrant shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

      Article Ninth of the registrant’s charter provides that a director or officer of the registrant:

(a) shall be indemnified by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the registrant) brought against such person by virtue of his or her position as a director or officer of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and

(b) shall be indemnified by the registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the registrant brought against such person by virtue of his or her position as a director or officer of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including the dismissal of an action without prejudice, such person is required to be indemnified by the registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his or her request, provided that such person undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

      Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

      Article Ninth of the registrant’s charter further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

      The indemnification provisions contained in our charter and by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors, or otherwise. In addition, we maintain insurance on behalf of our directors and officers insuring them against liabilities asserted against them in their capacities as directors or officers or arising out of such statuses.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

      The following exhibits are included as part of this registration statement.

Incorporated by Reference
Filed with
Exhibit		This		Filing Date with	Exhibit
Number	Description	Form S-4	Form	SEC	Number

2.1	Agreement and Plan of Merger by and among Art Technology Group, Inc., Autobahn Acquisition, Inc. and Primus Knowledge Solutions, Inc. (contained in Annex A to the joint proxy statement/ prospectus that is part of this registration statement)	X
3.1	Amended and Restated By-Laws of Art Technology Group, Inc.		S-3	July 6, 2001	4.1
3.2	Amended and Restated Certificate of Incorporation of Art Technology Group, Inc.		S-8	June 12, 2003	4.2
4.1	Specimen common stock certificate		S-1/A	July 13, 1999	4
4.2	Rights Agreement dated September 26, 2001 between Art Technology Group, Inc. and EquiServe Trust Company, N.A., as rights agent		8-K	October 2, 2001	4.1
5.1	Legal opinion of Foley Hoag LLP	X
8.1	Tax opinion of Preston Gates & Ellis LLP	X
23.1	Consent of Ernst & Young LLP	X
23.2	Notice Regarding Consent of Arthur Andersen LLP	X
23.3	Consent of KPMG LLP	X
23.4	Consent of Foley Hoag LLP (contained in Exhibit 5.1)	X
23.5	Consent of Preston Gates & Ellis LLP (contained in Exhibit 8.1)	X
24.1	Power of Attorney (included on the signature pages following Item 22 of this registration statement)	X

Incorporated by Reference
Filed with
Exhibit		This		Filing Date with	Exhibit
Number	Description	Form S-4	Form	SEC	Number

99.1	Form of Voting Agreement dated as of August 10, 2004, by and between Art Technology Group, Inc. and each of certain individual stockholders of Primus Knowledge Solutions, Inc. (contained in Annex B to the joint proxy statement/ prospectus that is part of this registration statement)	X
99.2	Consent of SG Cowen & Co. LLC	X
99.3	Consent of Broadview International	X
99.4	Form of Art Technology Group, Inc. proxy card	X
99.5	Form of Primus Knowledge Solutions, Inc. proxy card	X

      (b) Financial Statement Schedules

      The information required to be set forth herein is incorporated by reference to ATG’s annual report on Form 10-K, as amended by amendment no. 1 on Form 10-K/ A, for the year ended December 31, 2003.

      (c) Fairness Opinion

      The opinion of SG Cowen & Co., LLC is attached as Annex C to the joint proxy statement/ prospectus included in this registration statement. The opinion of Broadview International is attached as Annex D to the joint proxy statement/ prospectus included in this registration statement.

Item 22.	Undertakings.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/ prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (d) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in a form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities which remain unsold at the termination of the offering.

      (e) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the 7th day of September, 2004.

ART TECHNOLOGY GROUP, INC.

By:	/s/ ROBERT D. BURKE

Robert D. Burke
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below and on the next page constitutes and appoints Robert D. Burke and Edward Terino, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, and an subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a “Rule 462(b) registration statement”) and any and all pre-or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent or any of them, or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on this page and the next in the capacities and on the date indicated.

Signature	Title	Date

/s/ ROBERT D. BURKE Robert D. Burke	President, Chief Executive Officer (Principal Executive Officer) and Director	September 7, 2004

/s/ EDWARD TERINO Edward Terino	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 7, 2004

/s/ PAUL G. SHORTHOSE Paul G. Shorthose	Chairman of the Board	September 7, 2004

/s/ DAVID B. ELSBREE David B. Elsbree	Director	September 7, 2004

/s/ JOHN R. HELD John R. Held	Director	September 7, 2004

Signature	Title	Date

/s/ ILENE H. LANG Ilene H. Lang	Director	September 7, 2004

/s/ MARY MAKELA Mary Makela	Director	September 7, 2004

/s/ PHYLLIS S. SWERSKY Phyllis S. Swersky	Director	September 7, 2004

EXHIBIT INDEX

Incorporated by Reference
Filed with
Exhibit		This		Filing Date with	Exhibit
Number	Description	Form S-4	Form	SEC	Number

2.1	Agreement and Plan of Merger by and among Art Technology Group, Inc., Autobahn Acquisition, Inc. and Primus Knowledge Solutions, Inc. (contained in Annex A to the joint proxy statement/ prospectus that is part of this registration statement)	X
3.1	Amended and Restated By-Laws of Art Technology Group, Inc.		S-3	July 6, 2001	4.1
3.2	Amended and Restated Certificate of Incorporation of Art Technology Group, Inc.		S-8	June 12, 2003	4.2
4.1	Specimen common stock certificate		S-1/A	July 13, 1999	4
4.2	Rights Agreement dated September 26, 2001 between Art Technology Group, Inc. and EquiServe Trust Company, N.A., as rights agent		8-K	October 2, 2001	4.1
5.1	Legal opinion of Foley Hoag LLP	X
8.1	Tax opinion of Preston Gates & Ellis LLP	X
23.1	Consent of Ernst & Young LLP	X
23.2	Notice Regarding Consent of Arthur Andersen LLP	X
23.3	Consent of KPMG LLP	X
23.4	Consent of Foley Hoag LLP (contained in Exhibit 5.1)	X
23.5	Consent of Preston Gates & Ellis LLP (contained in Exhibit 8.1)	X
24.1	Power of Attorney (included on the signature pages following Item 22 of this registration statement)	X
99.1	Form of Voting Agreement dated as of August 10, 2004, by and between Art Technology Group, Inc. and each of certain individual stockholders of Primus Knowledge Solutions, Inc. (contained in Annex B to the joint proxy statement/ prospectus that is part of this registration statement)	X
99.2	Consent of SG Cowen & Co. LLC	X
99.3	Consent of Broadview International	X
99.4	Form of Art Technology Group, Inc. proxy card	X
99.5	Form of Primus Knowledge Solutions, Inc. proxy card	X